Form 20-F
period 2021-12-31
Eco Wave Power Global AB (publ)
filed 2022-04-28
CIK 1846715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-40554

ECO WAVE POWER GLOBAL AB (PUBL)
(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Kingdom of Sweden

(Jurisdiction of incorporation or organization)

52 Derech Menachem Begin Street

Tel Aviv 6713701, Israel

(Address of principal executive offices)

Inna Braverman
Chief Executive Officer
52 Derech Menachem Begin St.
Tel Aviv-Yafo, Israel 6713701
Tel: +972-3-509-4017

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares	WAVE	The Nasdaq Stock Market LLC
Common Shares, no par value *		The Nasdaq Stock Market LLC*

* Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

44,394,844 common shares as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐    No ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐    No ☒

i

INTRODUCTION

We are a wave energy company primarily engaged in the development of a smart and cost-efficient wave energy conversion, or WEC, technology that converts ocean and sea waves into clean electricity. Our corporate mission is to revolutionize energy production with our proprietary wave technology, and to become a leader in the renewable energy industry, which, according to an analysis by Frost & Sullivan, is expected to see $3.4 trillion in new investment in the next decade. Our WEC technology is implemented onshore or nearshore, as opposed to offshore systems, and draws energy from incoming waves by converting the rising and falling motion of the waves into a clean energy generation process.

In addition to our WEC technology, we are also building out a pipeline of ancillary technology services that we may provide to our customers and other parties, such as other companies and research institutions. These services currently include feasibility studies for potential clients of our WEC technology. We are also developing a smart Wave Power Verification, or WPV, software, intended to provide real-time production verification that is expected to allow preventative-predictive and corrective measures to be taken. We believe that by providing these complementary services, we will be better positioned to be a leader of the wave energy industry.

We are a company incorporated in Sweden and were incorporated in 2019.  Our Common Shares are currently traded in Sweden on the Nasdaq First North under the symbol “ECOWVE” and our American Depository Shares are currently traded in the United States on the Nasdaq Capital Market under the symbol “WAVE”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to successfully enter new markets, manage our international expansion and comply with any applicable laws and regulations;

●	the timing for the commercialization of our WEC technology, including the timing, cost, regulatory approvals or other aspects related thereto;

●	our ability to generate revenue from our WEC technology and ancillary services, such as feasibility studies or our WPV software;

●	our expectations regarding the supply of components and manufacturing of our products;

●	the ability of our WEC technology to generate commercial amounts of energy and its perceived benefits versus other solutions;

●	the successful development of the WPV software;

●	the implementation of solar panels into our WEC technology

●	our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;

●	our expectations with regards to the receipt of funds pursuant to existing and future grants;

●	our ability to compete with other companies in our industry;

●	the receipt of any government subsidies or feed-in-tariffs;

●	our research and development and growth strategies and marketing plans;

●	our ability to comply with environmental laws and to adapt to changes in laws, regulations or policies of governmental agencies or regulators relating to the utilization of our WEC technology;

●	the ability of our management team to lead the development and commercialization of our WEC technology;

●	our estimates of the size of our market opportunities;

●	issuance of patents to us by the U.S. PTO and other governmental patent agencies;

●	the ongoing COVID-19 pandemic and our expectations regarding its impact on our business, global supply chains and the economy; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

Readers are urged to carefully review and consider the various disclosures made throughout this annual report on Form 20-F which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this annual report on Form 20-F are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, the section of this annual report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry sources and other sources that we have not independently verified.

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “EWPG” refer to Eco Wave Power Global AB (publ), after the date that it acquired its operating subsidiary, Eco Wave Power Ltd., or EWP Israel, or the Acquisition (see “Item. 4.A. — History and Development of the Company” for additional information), while such references, before the time of the Acquisition, refer to EWP Israel. Until June 9, 2021, our name was EWPG Holding AB (publ). On May 31, 2021, our shareholders approved amended and restated articles of association at an extraordinary general meeting of shareholders whereby, among other things, our name was changed to Eco Wave Power Global AB (publ). References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “shekel,” “Israeli shekel” and “NIS” are to New Israeli Shekels. References to “Common Shares” are to our Common Shares, no par value. We report our financial statements under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Summary Risk Factors

The risk factors described below are a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors set forth in Item 3D. of this annual report on Form 20-F and the other reports and documents filed by us with U.S. Securities and Exchange Commission, or the SEC.

Risks Related to Our Financial Condition and Capital Requirements

●	We have never generated significant revenues, have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future, and we may never achieve or maintain profitability.

●	We have a history of operating losses and may not achieve or maintain profitability and positive cash flow.

●	We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations.

●	Our revenues, if any, and efforts to become profitable, may be impacted by our need to pay royalties on government grants and other agreements.

●	The reduction or elimination of government subsidies, grants and other economic incentives for various renewable energy applications may have an adverse impact on our operations and financial condition.

●

If we fail to manage our future growth effectively, our business could be materially adversely affected. We may also face difficulties as we expand our operations into countries in which we have no prior operating experience.

Risks Related to Our Intellectual Property

●	Even if we are issued patents, because the patent positions of our technology are complex and uncertain, we cannot predict the scope and extent of patent protection for our products.

●	There can be no assurance that our patent applications will result in issued patents.

●	If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets.

v

Risks Related to Regulatory Requirements

●	We are or will be subject to international regulations that could adversely affect our business and results of operations.

●	We may not be able to receive the regulatory approvals and permits needed in order to commercialize our WEC technology in the jurisdictions in which we wish to operate.

Risks Related to Our Business Operations

●	Our business and operations have been and are likely to further continue to be adversely affected by the COVID-19 global pandemic and its long term implications.

●	Our future success depends in part on our ability to retain our senior management team and to attract, retain and motivate other qualified personnel.

●

The employment agreement that we have with our Chief Executive Officer may provide for certain payments in the event of a change of control of us (as defined in her employment agreement), which may discourage, delay, or prevent a change in control.

●	If we fail to manage our future growth effectively, our business could be materially adversely affected. We may also face difficulties as we expand our operations into countries in which we have no prior operating experience.

Risks Related to Ownership of Our Common Shares and ADSs

●	The market price of the ADSs or our common shares may be highly volatile due to factors beyond our control.

●	Our executive officers, directors and principal shareholders have the ability to exert significant control over matters submitted to our shareholders for approval.

●	If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

●	The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

●	Our securities are traded on more than one exchange and this may result in price variations.

Risks Related to Our Technology

●	We may not be able to receive the regulatory approvals and permits needed in order to commercialize our WEC technology in the jurisdictions in which we wish to operate.

●	We could be held liable if our business operations harmed the environment and a failure to maintain compliance with environmental laws could severely damage our business.

●	Wave energy is relatively new and is unproven which could mean that we may never be successful in commercializing our technology.

●	We will be subject to intense competition in the renewable energy business by competitors with substantially greater resources and/or more cost-effective technology.

●	Changes in technology may have a material adverse effect on our results of operations.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved].

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Our business faces significant risks. You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our Common Shares and ADSs could decline. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Cautionary Note Regarding Forward-Looking Statements” above.

Risks Related to Our Financial Position and Capital Requirements

We have not yet generated revenue from sales of our WEC technology or power stations and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from our WEC technology, and we do not know when, or if, we will generate any such revenue. We do not expect to generate significant revenue unless or until we are able to prove the impact and benefits of implementing our WEC technology and then successfully enter into agreements for the sale of our products and services to countries, states and private customers that carry out a transition to an energy production source that is based on our technology. Our ability to generate future revenue from our WEC technology, services or power stations depends heavily on our success in many areas, including but not limited to:

●	our ability to enter into and carry out agreements for the sale of our products and services or collaboration agreements;

●	our ability to connect to the technology of a country’s national grid or micro grids;

●	our ability to enter into long-term contracts for the sale of electricity generated from our WEC technology;

●	the implementation of rules or standards by governments and/or by quasi-government agencies regarding the use of alternative sources of clean energy, and specifically, wave energy and our ability to receive feed-in-tariffs for wave energy;

●	our ability to obtain financing on terms favorable to us;

●	our ability to obtain the necessary permits or regulatory consents, including our ability to enter into concession agreements or other agreements for the use of land and ocean space for the construction and utilization of our WEC technology;

●	our ability to protect our intellectual property;

●	business interruptions resulting from a local or worldwide pandemic, geopolitical actions, including war and terrorism, or natural disasters;

●	supply chain disruptions and shortages of components as a result of the COVID-19 pandemic and significant price variations of such components due to such disruptions; and

●	our ability to protect our WEC technology from cyber attacks.

If we fail to enter agreements for the sale of products and services or collaboration on terms favorable to us, or if such agreements lead to delays or expenses or if payments according to the agreements are delayed or not made at all, it could have a material adverse effect on our business, results and financial position.

We have a history of operating losses and may not achieve or maintain profitability and positive cash flow.

We have incurred net losses since EWP Israel began its operations, and we have incurred net losses of $2.35 million and $1.97 million in our fiscal years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, we had an accumulated deficit of $8.38 million. To date, our activities have consisted primarily of activities related to the development and testing of our technologies and efforts to commercialize our products. Thus, our losses to date have resulted primarily from costs incurred in our research and development programs and from our selling, general and administrative costs. As we continue to develop our proprietary technologies, we expect to continue to have a net use of cash from operating activities unless or until we achieve positive cash flow from the commercialization of our products and services.

We do not know whether we will be able to successfully commercialize our products or whether we can achieve profitability. There is significant uncertainty about our ability to successfully commercialize our products in our targeted markets. Even if we do achieve the commercialization of our products and become profitable, we may not be able to achieve or, if achieved, sustain profitability on a quarterly or annual basis.

We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations.

As of December 31, 2021, our cash and cash equivalents were $14.62 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations through at least the next 12 months period from the date of this annual report on Form 20-F. We expect that in future periods we will require substantial additional capital to commercialize our products and services (see “Item. 5.A. – Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional information). In addition, even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

●	our research and development efforts, including our ability to finish research and development projects or product development within the allotted or expected timeline;

●	the cost, timing and outcomes of seeking to commercialize our products and services in a timely manner;

●	the announcement of new products, new developments, services or technological innovations by our competitors in the traditional and renewable energy industry;

●	global policies and feed-in-tariffs for wave energy;

●	licensing costs and timelines;

●	our ability to generate cash flows;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	the length of the COVID-19 pandemic and its impact on our research and development, supply chain disruptions and price variations for products and services, operations and financial condition;

●	government regulation in our industry, and more specifically, the costs and timing of obtaining regulatory approval or permits to launch our technology in various geographical markets; and

●	the costs of, and timing for, strengthening our manufacturing agreements for production of our WEC technology.

Any additional fundraising efforts may divert our management from its day-to-day activities, which may adversely affect our ability to develop and commercialize our products and services. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all, during or after the COVID-19 pandemic. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Common Shares or the ADSs to decline, even if we believe that the terms of such financing are favorable, or, in the event of an equity financing, could dilute your ownership in our Company. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights, limitations on our ability to pay dividends and other operating restrictions that could adversely impact our ability to conduct our business; if we were to be in default of any such contractual limitations, this could further adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. In addition to the material adverse effects listed above, if our ability to finance our operations on terms and timing favorable to us, this could also result in placing us at a disadvantage against our competitors.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the development or commercialization, if any, of any products or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Furthermore, we expect to incur additional ongoing costs associated with operating as a U.S. listed public company.

The reduction or elimination of government subsidies, grants and other economic incentives for various renewable energy applications could make it more difficult for us to complete the development of our products and subsequently seek to commercialize them, which, if commercialized, could lead to a reduction in our net sales and harm our financial condition.

The renewable energy industry benefits from and is made more competitive due to various government subsidies, grants, feed-in-tariffs and other economic incentives. The reduction, elimination or expiration of such government subsidies, grants, feed-in-tariffs and other economic incentives for various renewable energy applications in hydropower, solar, wind, biofuel, biomass, geothermal and/or wave/tidal energy, could result in the diminished competitiveness of such alternative energy sources relative to conventional sources of energy. Not only would this negatively affect the growth of that particular renewable energy industry, but it could make it more difficult for us to complete development of our technology and products and subsequently seek to commercialize them, which, if commercialized, could lead to a reduction in our net sales and harm our financial condition.

In addition, a portion of our ongoing and future projects related to developing wave power plants is intended to be partly financed through grants. There is no assurance that we will receive a grant or receive the full amount of the grant, especially if there is a very competitive submission process or if we do not fulfill the conditions imposed on us or our projects in connection with the grants received. If we violate any of the conditions stipulated in any of our grant agreements, for example, if we fail to file the requested updates on the development of the project, to keep separate records for our expenses funded by the grant, to observe a grant’s publicity requirements or to meet the timeline proposed in the grant, this may result an obligation to repay the contributions already received.

If we do not receive the full grant within any of our current or future grants, or if we otherwise do not qualify as eligible for future grants or do not receive future grants, even if eligible, or are required to repay grants already received, this could have a material adverse effect on our ongoing and future projects, as well as our business, reputation and financial position.

Our revenues, if any, and efforts to become profitable, may be impacted by our need to pay royalties on government grants and other agreements, which may also include terms subjecting us to penalties if we are default of material terms.

We have received royalty-bearing grants from the Chief Scientist of the Israeli Ministry of Energy’s office and a loan agreement with the Management Committee of Jiangsu Changshu High-tech Development Zone, or the Committee, Changshu Shirat Enterprise Management Co. Ltd., or CS, each of which require that we (or our subsidiaries) pay royalties on certain projects (see Item. 5.B. – “Operating and Financial Review and Prospects — Financing Activities” for additional information on our loan agreement with the Committee and CS, including the terms of repayment). Pursuant to our agreement with CS, if we default on any payments due under such agreement, we are obligated to pay a default interest rate of 5%, or if such rate is not permissible under Chinese law (the law governing such agreement), at the maxim amount allowed by law.

If we are able to generate revenues from the commercialization of our WEC technology, the requirement that we pay royalties on certain projects will impact the amount of revenue that we generate and may delay our efforts to become profitable. In addition, the repayment terms of the agreement with the Committee and CS, and similar terms in future agreements, if any, may also impact our ability to turn revenues, if any, into profit.

 Risks Related to Our Intellectual Property

We have filed multiple patent applications and have a number of issued patents. There can be no assurance that any of our patent applications will result in issued patents. As a result, we may not be able to adequately protect our proprietary technology in the marketplace.

We have filed patent applications in the United States, the European Union, or the EU, and Israel and have the ability to file our Patent Cooperation Treaty, or PCT, international patent applications in many countries worldwide. Unless and until our pending patent applications are issued, their protective scope is impossible to determine. Practically, it is impossible to predict whether or how many of our patent applications will result in issued patents. Even if pending applications are issued, they may be issued with coverage significantly narrower than what we currently seek or third parties may challenge their validity.

Even if we are issued patents, because the patent positions of our technology are complex and uncertain, we cannot predict the scope and extent of patent protection for our products.

Any patents that may be issued to us will not ensure the protection of our intellectual property for a number of reasons, including without limitation the following:

●	any issued patents may not be broad or strong enough to prevent competition from other products including identical or similar products;

●	if we are not issued patents or if issued patents expire, there would be no protections against competitors making generic equivalents;

●	there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim;

●	there may be other patents existing in the patent landscape that will affect our freedom to operate;

●	if our patents are challenged, a court or relevant tribunal could determine that they are not valid or enforceable;

●	a court could determine that a competitor’s technology or product does not infringe our patents even if we believe it does;

●	our patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

●	if we encounter delays in our development, the period of time during which we could market our products under patent protection would be reduced.

We may not be able to enforce our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on products in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States, Europe and Israel can be less extensive than those in the United States, Europe and Israel. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as laws in the United States, Europe and Israel. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, Europe, or Israel, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patents to develop their own products and further, may export otherwise infringing products to territories where we have patents, but enforcement is not as strong as that in the United States, Europe, or Israel.

Many companies have encountered significant problems in protecting and defending intellectual property in foreign jurisdictions. The legal systems of certain countries, particularly in the People’s Republic of China, or China and certain other developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. To date, we have not sought to enforce any issued patents in these foreign jurisdictions. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. The requirements for patentability may differ in certain countries, particularly developing countries. Certain countries in Europe and developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets.

In addition to the protection afforded by any patents currently owned and that may be granted, historically, we have relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our information technology systems. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

We cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability to develop, manufacture, market and sell our platform technology and related services without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the energy sector. As of April 18, 2022, two oppositions are still in process against two of our Israeli patents, and there can be no guarantee that such patents do not infringe on another party’s patent rights. (See Item. 4.B. “Business Overview — Intellectual Property” for additional information). It is also possible that we have failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing, which is referred to as the priority date. Therefore, patent applications covering our technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our technology.

We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our technology, including inter parties review, interference, or derivation proceedings before the U.S. PTO and similar bodies in other countries. Third parties may assert infringement claims against us based on existing intellectual property rights and intellectual property rights that may be granted in the future.

If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our technology or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Certain technologies and patents have been developed with partners and we may face restrictions on this jointly-developed intellectual property.

We have entered into cooperation agreements with a number of partners and pursuant to our agreements with these partners, such as the Israeli Ministry of Energy and EDF Renewables IL, certain intellectual property developed by us and the relevant partner may be subject to joint ownership by us and the partner and our commercial use of such intellectual property may be restricted, or may require written consent from, or a separate agreement with, the partner. If we cannot obtain commercial use rights for such jointly-owned intellectual property or partner-owned intellectual property, our future product development and commercialization plans may be adversely affected.

Risks Related to Government Regulation and Compliance Matters

We could be held liable if our business operations harmed the environment and a failure to maintain compliance with environmental laws could severely damage our business.

Our operations are subject to a variety of country-specific, regional and local laws and regulations relating to the protection of the environment. Unexpected occurrences with our products may occur which may be damaging the environment or third-party assets in such a way that could lead to disruption of business, loss of assets, damage to employees or the public. In the event of the foregoing, we may be required to pay damages or be subject to restitution responsibility. Such impact on the environment can also lead to negative publicity. The cost of complying with current regulations could have a material adverse effect on our business, results of operations and financial position.

We are required to obtain permits in different areas of the world in order to utilize our products in such regions. Our need to apply for and receive permits could substantially limit our ability to operate and grow our business.

Our ability to continue with our current scope of operations and expand our operations and business across the globe is subject, in certain cases, to our receiving a permit for different purposes, including the use of land. It may be difficult to receive the required permits, which may require our management team to divert its attention from other aspects of our business, or it may be more capital intensive or a more time consuming process than expected to receive permits, either of which could increase costs and delay the launch of our products. In addition, permitting and execution processes may be delayed due to the ongoing COVID-19 pandemic. Furthermore, if we do not comply with the requirements set forth in the permits we receive, we could lose the granted permits or not receive them at all. Should any of these events occur it could have a material adverse effect on our business and reputation, results of operations and financial position.

Changes in environmental laws and regulations, or fundamental changes in the operations of government agencies, could reduce demand or impact the timing for our services.

Most of our business is driven by laws and regulations related to the protection of the environment. In the United States, the former Trump administration declined to enforce some environmental laws and repealed certain regulations, adversely impacting the ability of companies in the renewable energy sector to generate revenue. If these policies do not significantly change under the new Biden administration, or if any further relaxation or repeal of these laws occurs in the United States and elsewhere, or changes occur in governmental policies regarding the funding or enforcement of these laws in the countries and regions in which we currently operate and may seek to operate in, we may experience additional adverse impacts on our ability to grow our business.

Since being inaugurated into office on January 20, 2021, President Biden’s energy policy has increased focus on the renewable energy sector, particularly with respect to wind, solar and geothermal energy production. However, most of our business is driven by laws and regulations related to the wave energy sector in particular. As a result, if the Biden administration and the specific states do not set specific wave energy environmental laws and regulations, it may adversely impact the ability of companies in the wave energy sector to generate revenue, including us. Fundamental changes in the operations of government agencies (i.e., significant agency staff reductions, changes or delays in processes for awarding contracts, and decisions to shutdown portions of local or state government) also could impact the amount or timing of our revenue, if any. Also, reduced spending by governmental agencies may increase competition within our industry, which may directly affect future revenue and profits, if any.

We conduct operations on a worldwide basis and are subject to a variety of risks associated with doing business outside the United States.

We maintain significant international operations, including operations in Sweden, Israel, Portugal, China (we are not currently actively working on advancing operations in China), Gibraltar, Australia and Mexico (we are not currently actively working on advancing operations in Mexico, see Item. 4.B. “Business — Our Proprietary WEC Technology — Project Pipeline — Mexico” for additional information) and have pipeline projects and potential projects in other countries, including, but not limited to, Israel, England, Scotland, Brazil, Maldives, France, Portugal, Spain, United States and others. As a result, we are subject to a number of risks and complications associated with international sales, services and other operations, as well as risks associated with U.S. foreign policy. These include:

●	difficulties associated with compliance with numerous, potentially conflicting and frequently complex and changing laws in multiple jurisdictions, e.g., with respect to environmental matters, intellectual property, privacy and data protection, corrupt practices, embargoes, trade sanctions, competition, employment and licensing;

●	general economic, social and political conditions in the countries in which we operate, including international and U.S. trade policies and currency exchange rate fluctuations;

●	tax and other laws that restrict our ability to use tax credits, offset gains or repatriate funds;

●	currency restrictions, transfer pricing regulations and adverse tax consequences, which may affect our ability to transfer capital and profits;

●	inflation, deflation and stagflation in any country in which we have a manufacturing facility;

●	fluctuations in currency exchange rates may in the future affect, revenue, profits and cash earned on international operations;

●	foreign customers with long payment cycles;

●	different business cultures;

●	imposition of or increases in customs duties and other tariffs;

●	complications in complying with restrictions on foreign ownership and investment and limitations on repatriation. We may not be permitted to own or to fully own our operations in some countries and may have to enter into partnership or joint venture relationships. Some foreign legal regimes restrict our repatriation of earnings to the United States from our subsidiaries and joint venture entities. We may also be limited in our ability to distribute or access our assets by the governing documents pertaining to such entities. In such event, we will not have access to the cash flows and assets of our subsidiaries; and

●	business interruptions resulting from a local or worldwide pandemic, such as COVID-19, geopolitical actions, including war and terrorism, or natural disasters.

We operate in a number of countries throughout the world, including in countries that do not have as strong a commitment to anti-corruption and ethical behavior that is required by U.S. laws or by our corporate policies. Based on the nature of our products, these activities involve potential interaction with government agencies, public officials or state-owned enterprises. We are subject to the risk that we, our U.S. employees or our employees located in other jurisdictions or any third party that we engage to do work on our behalf may take action determined to be in violation of anti-corruption laws in any jurisdiction in which we conduct business. The U.S. Foreign Corrupt Practices Act, or the FCPA, prohibits corruptly providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. We may deal with both governments and government-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA and other applicable anti-corruption laws. Any violation of the FCPA or any similar anti-corruption law or regulation could result in substantial fines, sanctions or civil and/or criminal penalties, debarment from business dealings with certain governments or government agencies or restrictions on the marketing of our products in certain countries, which could harm our business, financial condition or results of operations. If these anticorruption laws or our internal policies were to be violated, our reputation and operations could also be substantially harmed. Further, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Compliance with multiple, and potentially conflicting, international laws and regulations, including anticorruption laws and exchange controls may be difficult, burdensome or expensive. While our employees and agents are required to comply with these laws, our internal policies and procedures may not always prevent violations. Such matters or allegations related to such matters could adversely affect our reputation and the burden and cost associated with defending or resolving such matters could adversely affect our business, prospects, financial condition or results of operations.

Laws, governmental regulations and policies supporting renewable energy (including tax incentives), could change at any time, including as a result of new political leadership, and such changes may materially adversely affect our business and our growth strategy.

Renewable energy generation assets currently benefit from, or are affected by, various federal, state and local governmental incentives and regulatory policies. We have operations in several countries that have incentives and regulatory policies which are beneficial for renewable energy generation assets. The growth of our business will also be dependent on the tax and regulatory regimes generally and as they relate in particular to our investments in our WEC technology and power stations. Any effort to overturn laws, regulations or policies that are supportive of WEC technology or that remove costs or other limitations on other types of generation that compete with WEC technology could materially and adversely affect our business, financial condition, results of operations and cash flows.

For example, renewable energy sources in Gibraltar benefit from federal incentives, such as financial incentives, tax allowances and soft loans. Any adverse change to, or the elimination, of these incentives could have a material adverse effect on our business and our future growth prospects in the market.

Many U.S. states have adopted renewable portfolio standard, or RPS, programs mandating that a specified percentage of electricity sales come from eligible sources of renewable energy. If the RPS requirements are reduced or eliminated, it could lead to fewer future power contracts or lead to lower prices for the sale of power in future power contracts, which could have a material adverse effect on our future growth prospects. Such material adverse effects may result from decreased revenues, reduced economic returns on certain project company investments, increased financing costs and/or difficulty obtaining financing.

Renewable energy sources in Chile also benefit from an RPS program. Any adverse change to, or the elimination of, these incentives could have a material adverse effect on any planned business and any future growth prospects.

We are also subject to laws and regulations that are applicable to business entities generally, including local, state and federal tax laws. If any of the laws or governmental regulations or policies that support renewable energy change, or if we are subject to changes to other existing laws or regulations or new laws or regulation that impact our tax position, increase our compliance costs, are burdensome or otherwise negatively impact our business, such new or changed laws or regulations may have a material adverse effect on our business, financial condition, results of operations and cash flows.

National electricity markets are politically regulated and complex.

National electricity markets are politically regulated and complex. In some regions and states, the political system may prove to be beneficial to local suppliers, while there may be a more open climate in other regions and states. Although we may currently have operations in a certain region or state, as a result of changing regulation, we may be required to stop our operations in such region or state or we may decide to exit or cease from entering the market in a certain region or state even though we may have approval to do so because of economic or political conditions regulating such electricity market. The occurrence of any of the aforementioned could have a material adverse effect on our business, results of operations and financial position.

Unsuccessful compliance with applicable privacy regulations could have an adverse effect on our business and reputation.

The collection and use of data in the EU is governed by the provisions of the Data Protection Directive, and as of May 2018, the European General Data Protection Regulation, or GDPR. We collect and processes personal data to a certain extent in our operations, for example in relation to our personnel.

These directives impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The GDPR also extends the geographical scope of EU data protection law to non-EU entities under certain conditions, tightens existing EU data protection principles and creates new obligations for companies and new rights for individuals. Failure to comply with the requirements of the Data Protection Directive, the GDPR and the related national data protection laws of the EU Member States may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules. The GDPR regulations impose additional responsibility and liability in relation to personal data that we process and we intend to put in place additional mechanisms ensuring compliance with these and/or new data protection rules. In addition, other jurisdictions in which we operate are currently discussing or implementing regulations similar to GDPR. Changes to these European privacy regulations (and similar regulations in other jurisdictions) and unsuccessful compliance may be onerous and adversely affect our business, financial condition, prospects, results of operations and reputation.

Risks Related to Our Business Operations

Our business and operations have been and are likely to continue to be adversely affected by the evolving and ongoing COVID-19 pandemic.

Our business and operations have been and are likely to continue to be adversely affected by the effects of the recent and evolving COVID-19 virus, which was declared by the World Health Organization as a pandemic. The COVID-19 pandemic has resulted in travel and other restrictions in order to reduce the spread of the disease, including public health directives and orders in Sweden, Israel, the United States and the EU that, among other things and for various periods of time, directed individuals to shelter at their places of residence, directed businesses and governmental agencies to cease non-essential operations at physical locations, prohibited certain non-essential gatherings and events and ordered cessation of non-essential travel. Remote work policies and similar government orders or other restrictions on the conduct of business operations related to the COVID-19 pandemic may negatively impact productivity and may disrupt our ongoing research and development activities and our construction and execution timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

More specifically to our business operations, remote work policies and other government enacted limitations, have impacted our ability to carry out our business operations. In addition, our ability to negotiate new agreements and move agreements from the “letter of intent” stage to definitive agreements has also been hindered by the COVID-19 pandemic as governments have placed more focus in the interim on combating the pandemic. Further, the COVID-19 pandemic has also impacted the availability and cost of materials needed for our projects and we have experienced delays in project execution due to shortages in components and price increase of certain components. For example, we changed our supplier of floaters during the construction of the EWP-EDF One project, as our previous supplier could no longer supply the ten floaters according to its original price quote due to the increase in the prices of steel. The COVID-19 pandemic may continue to disrupt our supply chain and could affect our ability to conduct ongoing operational activities.

The COVID-19 pandemic continues to rapidly evolve. The extent to which the COVID-19 pandemic impacts our business and operations, including our development and project licensing and execution efforts, will depend on future developments that are highly uncertain and cannot be predicted with confidence at the time of this annual report, such as the ultimate geographic spread of the disease, the duration of the outbreak, the duration and effect of business disruptions and the short-term effects and ultimate effectiveness of the travel restrictions, quarantines, social distancing requirements and business closures in Israel, the United States and other countries to contain and treat the disease. Accordingly, we do not yet know the full extent of potential delays or impacts on our business, our development and project licensing and execution activities, or the global economy. However, these impacts could adversely affect our business, financial condition, results of operations and growth prospects.

In addition, to the extent the ongoing COVID-19 pandemic adversely affects our business (to a greater extent than already disrupted to date) and results of operations, it may also have the effect of heightening many of the other risks and uncertainties described in this “Risk Factors” section.

We face possible risks associated with severe storms, natural disasters and the physical effects of climate change on seas and oceans, which may include more frequent or severe storms, typhoons, flooding and rising sea levels, any of which could have a material adverse effect on our operations, business and financial condition.

We are subject to the risks associated with natural disasters and the physical effects of climate change on seas and oceans, which may include more frequent or severe storms, typhoons, flooding and rising sea levels, any of which could have a material adverse effect on our properties, operations and business. Climate change also may affect our business by increasing the cost of (or making unavailable) insurance for our WEC technology on terms we find acceptable, increasing costs, such as requiring additional research and development in excess of what we may have expected to incur, and requiring us to expend funds as we seek to repair and protect our WEC technology. To the extent climate change causes changes in weather patterns that result in the number or intensity of storms and rising sea levels, we could become subject to significant losses and/or repair costs that may or may not be fully covered by insurance. In addition to the effect on our WEC technology, natural disasters and the effects of climate change on seas and oceans, and land, may also adversely impact our ability to carry out our projects, which could adversely impact our operation, business and financial condition.

We manage our business through a small number of employees and key consultants.

Our key employees include our Chief Executive Officer, Ms. Inna Braverman, who co-founded our Company, as well as our Chief Financial Officer, Mr. Aharon Yehuda. Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees and key consultants. The loss of the services of our Chief Executive Officer or our Chief Financial Officer or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results. Although we expect to enter into employment agreements with persons joining our executive management team, these agreements will likely be terminable at will with minimal notice.

In addition, laws and regulations on executive compensation, including legislation in our country of incorporation, Sweden, or in the country in which we conduct a majority of our operations, Israel, may restrict our ability to attract, motivate and retain the required level of qualified personnel.

Because of the specialized engineering, technical and managerial nature of our business, we rely heavily on our ability to attract and retain qualified engineering, technical, managerial and experienced personnel. In particular, the loss of one or more of our executive officers or key consultants could be detrimental to us if we cannot recruit suitable replacements in a timely manner. We do not currently carry “key person” insurance on the lives of members of senior management. The competition for qualified personnel in our field is intense. Due to this intense competition, we may be unable to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

We enter into various contracts in the normal course of our business, some or all of which may require us to indemnify the other party to the contract. In the event we have to perform under these indemnification provisions, it could have an adverse effect on our business, financial condition and results of operations.

In the normal course of business, we may enter into agreements, such as Concession Agreements or Power Purchase Agreements that contain indemnification provisions which require us to indemnify the other parties against adverse events occurring as a result of our operations. Should our obligation under an indemnification provision exceed applicable insurance coverage or if we were denied insurance coverage, our business, financial condition and results of operations could be adversely affected. Similarly, if we are relying on a third party to indemnify us and the party is denied insurance coverage, or the indemnification obligation exceeds the applicable insurance coverage and does not have other assets available to indemnify us, our business, financial condition and results of operations could be adversely affected.

We will need to expand our organization and we may experience difficulties in managing this growth, which could disrupt our operations.

Our future financial performance and our ability to commercialize our technology and compete effectively will depend, in part, on our ability to effectively manage any future growth. As our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial and legal personnel. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our technology. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy.

 Anticipated growth in demand for renewable energy may not occur which would reduce the market and the opportunity to sell our products following a business combination.

To the extent local and regional demand for power generating capacity does not exceed the capacity of the current energy market suppliers, or technological advances increase the capacity of existing power generating equipment, or the price of traditional fuel sources declines, our potential customers may not have a need for our services and products. Any significant decline in the local and regional demand for new energy sources could result in a decrease in demand for our products, if commercialized, and hence lower the amount of any anticipated future revenues.

We believe that our sales efforts will be targeted at larger customers in the public sector, such as state ports or islands, and as such, our sales cycle may become more time-consuming and expensive, we may encounter pricing pressure and implementation challenges, and we may have to delay revenue recognition for some complex transactions, all of which could harm our business and operating results.

As we target more of our sales efforts at larger customers in the public sector, such as state ports or islands, we will face greater costs and longer sales cycles. In addition, sales to these types of customers are expected to have relatively less predictability in completing some these sales in comparison to sales completed to customers in the private sector. In this market segment, the customer’s decision to use our service may be conditioned on us meeting a variety of government regulations and obtaining different approvals, which could prolong the sales cycle. In addition, due to the nature of our product, we expect to be required to provide great levels of education regarding the use and benefits of our technology, which could also impact the sales cycle. As a result of these factors, these sales opportunities may require us to devote greater sales support and professional services resources to individual customers, driving up costs and time required to complete sales and diverting sales and professional services resources to focus on a small number of transactions at a given time, while potentially requiring us to delay revenue recognition on some of these transactions until the technical or implementation requirements have been met.

Wave energy is relatively new and is unproven which could mean that we may never be successful in commercializing our technology.

Wave energy as a renewable source of energy has developed over time without any commercial large-scale success in the market, and as such, companies in the industry risk not being fully accepted in the renewable energy market. In addition, although we may seek to commercialize our WEC technology together with solar panels, there can be no guarantee that our efforts will be successful. Moreover, even if we are successful in combining solar power with our WEC technology, renewable energy solutions powered by WEC technology may not be proven to be reliable or long-term solutions for renewable energy generation. In the past, several wave energy developers located their WEC technology offshore which hindered their development and commercial success. These systems struggled to develop and commercialize due to low reliability in the offshore marine environment, high capital and operation costs, their struggle to obtain insurance, which if obtained, could come at a high expense, high prices and complicated grid connection processes and the negative environmental impact caused by such systems.

Our power stations are exposed to competition in terms of pricing, product quality, reliability, performance, technology and financing conditions. If we fail to develop and follow technical development and compete effectively with competing wave energy technology developers and concepts and other actors in the renewable energy field, the commercialization of our products could be delayed and, as a result, the market for our products may not be considered as favorable as expected. This could have a material adverse effect our business, results of operations and financial position.

We will be subject to intense competition in the renewable energy business by competitors with substantially greater resources and/or more cost-effective technology.

Our plan to grow our business by developing, constructing and completing wave energy projects, which may or may not include the addition of solar panels, will be subject to intense competition from other parties with substantially greater resources than ours seeking to develop such projects. This will include large public and private companies with significantly greater resources, other independent power producers, public utility companies which may choose to directly develop renewable energy projects as opposed to purchasing power from owners of such projects, private equity investors and various municipal and other governmental authorities which may develop their own renewable energy projects. We may not be able to respond in a timely or effective manner to any changes in the energy industry in both domestic and international markets. These changes may include deregulation of the electric utility industry in some markets, privatization of the electric utility industry in other markets and increasing competition in all markets. To the extent competitive pressures increase and the pricing and sale of electricity assumes more characteristics of a commodity business, the economics of our business may come under increasing pressure. It also is possible that our competitors will be able to provide renewable energy with more cost-effective technologies and thus may be able to offer such power to purchasers at more attractive prices, or that our competitors will employ biomass, wind, solar, geothermal or other renewable energy technologies that are more cost-effective than the technology we own and deploy.

Changes in technology may have a material adverse effect on our results of operations.

Research and development activities are ongoing to provide alternative and more efficient technologies to produce power. For example, we are conducting research into the potential combination of solar panels with our WEC technology. It is possible that advances in current sources of renewable energy, namely wave-generated energy, or other technologies will reduce the cost of power production from these technologies to a level below our costs. Further, increased conservation efforts could reduce the demand for power or reduce the value of our power stations or WEC technology, regardless as to whether they include any solar panels. Any of these changes could have a material adverse effect on our revenues and profitability, if any.

If we are unable to successfully negotiate and enter into service contracts with customers and partners on terms that are acceptable to us, our ability to diversify our revenue stream will be impaired.

An important element of our business strategy is our ability to enter into service contracts with our customers and partners under which we may be paid fees for services related to the construction, maintenance, studies, preparation and operation of the power stations and WEC technology. In addition, we may offer to lease power stations or sell WEC technology to customers on a turnkey basis or sell the power generated by our WEC technology. Even if customers purchase our WEC technology or the power generated by our power stations or WEC technology, they may not enter into service contracts with us. We may not be able to negotiate service, power sale or other contracts that provide us with any additional sales opportunities. Even if we successfully negotiate and enter into such service contracts, our customers may terminate them prematurely or they may not be profitable for a variety of reasons, including the presence of unforeseen hurdles or costs. In addition, if we were unable to perform adequately under such service contracts our efforts to successfully market our products and services could be impaired. Any one of these outcomes could have a material adverse effect on our business, reputation, financial condition and results of operations.

Since our WEC technology can only be deployed in certain geographic locations, our ability to grow our business could be adversely affected.

Our WEC technology is designed for use in the near-shore/on-shore marine environment and is usually installed on marine structures such as piers, breakwaters and jetties, or in locations in which such marine structures are required; however, not all areas worldwide have appropriate natural resources needed to harness wave energy. In addition, we have been testing the ability to add solar panels to our WEC technology, which may or may not prove to be successful. Seasonal and local variations, wave frequency and direction, water depth and the effect of particular locations of islands and other geographical features may limit our ability to deploy our WEC technology, both with and without the additional of solar panels, if any, in certain coastal areas. If we are unable to identify and secure sufficient sites with appropriate natural resources for the deployment of our WEC technology to capture wave energy or solar power, if including solar panels in our WEC technology, our ability to grow our business could be adversely affected.

Volatility in pricing for renewable energy may impact our financial condition.

The market price of renewable energy sources is volatile and subject to significant fluctuations, which may cause our ability to generate revenue, and profits, if any, to fluctuate significantly. The market price of renewable energy sources is dependent on many factors, many of which are out of our control. We cannot predict the future price of the energy that is produced, if any, by our WEC technology. Unprofitable prices for the sale of renewable energy, and specifically, wave energy, may result from the significant fluctuations in market prices. If the prices of other renewable energy sources decrease, or become more competitive than the price of wave energy, we believe that the demand for and price of wave energy may be adversely affected. Fluctuations in the market price of renewable energy may cause our revenue, and profitability, if any, to fluctuate significantly.

Failure by third parties to supply or manufacture components of our products or to deploy our systems timely or properly could adversely affect our business, financial condition and results of operations.

We have been and expect to continue to be highly dependent on third parties to supply and manufacture components of our WEC technology. If, for any reason, our third-party manufacturers or vendors are not willing or able to provide us with components or supplies in a timely fashion, or at all, our ability to manufacture and sell many of our products could be impaired, which, in turn, could have a material adverse effect on our business, results of operations and financial position.

We do not have long-term contracts with all of our third-party suppliers and manufacturers or vendors. Therefore, if we do not develop ongoing relationships with those vendors located in different regions, we may not be successful at controlling unit costs as our manufacturing volume increases. We may not be able to negotiate new arrangements with these third parties on acceptable terms, or at all.

In addition, we rely on third parties, under our oversight, for the deployment and installation of our WEC technology. For example, the manufacture, assembly and installation of the hydraulic, control and automation and electrical sub-systems of our WEC technology are performed by third-party suppliers. The mechanical sub-system is installed (moored) at the relevant project site by third-party engineering service providers. If these third parties do not properly manufacture, assemble, and install our WEC technology and sub-systems, or otherwise do not perform adequately, or if we fail to recruit and retain third parties to deploy our systems in particular geographic areas, our business, financial condition and results of operations could be adversely affected.

 Our business strategy includes the entry into collaborative agreements. As a result of these agreements, we may become dependent on the efforts of our partners. In addition, we may not be able to enter into additional collaborative agreements due to restrictions in existing agreements or may not be able to negotiate commercially acceptable terms for future agreements.

Our current business strategy may include entry into collaborative agreements for the development and commercialization of our technology and products. The negotiation and consummation of these types of agreements typically involve simultaneous discussions with multiple potential collaborators and require significant time and resources from our officers and our business development and research and development staff. In addition, in attracting the attention of prospective collaborators, we compete with numerous other third parties with product opportunities as well as the collaborators’ own internal product opportunities. We may not be able to consummate collaborative agreements, or we may not be able to negotiate commercially acceptable terms for these agreements.

We may face significant competition in seeking appropriate alliance partners. Moreover, these development agreements and strategic alliances are complex to negotiate and time consuming to document. We may not be successful in our efforts to establish additional strategic relationships or other alternative arrangements. The terms of any additional strategic relationships or other arrangements that we establish may not be favorable to us. Furthermore, even if we are able to find, negotiate and enter into these relationships, such arrangements may be conditional upon our receipt of additional funding. There can be no assurance that we will receive such additional funding. In addition, strategic relationships may not be successful, and we may be unable to sell and market our products to these companies, their affiliates and customers in the future, or growth opportunities may not materialize. Any of which could adversely affect our business, financial condition and results of operations.

In addition, these agreements generally cause us to be somewhat dependent upon the subsequent success of these other parties in performing their respective responsibilities and the cooperation of our partners. Our collaborators may not cooperate with us or perform their obligations under our agreements with them. We cannot control the amount and timing of our collaborators’ resources that will be devoted to our research activities related to our collaborative agreements with them. Our collaborators may choose to pursue existing or alternative technologies in preference to those being developed in collaboration with us.

For example, we collaborate strategically with Siemens AG, or Siemens, in the EDF EWP One project. Pursuant to our collaboration with Siemens, we installed Siemens products and technology for the EDF EWP One electric system and grid connection works, while Siemens is expected to provide its knowledge and resources for an upgrade of our electrical components and transmission to the grid to enhance the electrical system’s efficiency. Because we have elected to rely on our relationship with Siemens for this project, our progress on this project is, to a certain extent, dependent on the efforts of Siemens or other subcontractors, which, if not carried out with our best interests in mind, could have an adverse impact on our business, operations and financial condition. Although we are reviewing the possibility of expanding our strategic cooperation with Siemens to our future commercial scale installations, there can be no guarantee that we ever expand such relationship or that the current relationship will be successful.

In addition, we are generally required to cooperate with national electric companies in order to connect our WEC technology to the national electricity grid. Just as with any private party with whom we collaborate, although these entities have interests that are generally aligned with those of our customers, there can be no guarantee that these collaborations are undertaken without any adverse events caused as a result of our reliance on their ability to perform their required tasks effectively.

Under agreements with any collaborators we may work with in the future, we may rely significantly on them, among other activities, to:

●	fund research and development activities with us;

●	complete research and development projects or product development within the allotted or expected timeline;

●	provide product or technology certifications and validations;

●	provide technical resources and human resources services;

●	pay us fees upon the achievement of milestones; and

●	market for or with us any commercial products that result from our collaborations.

If we do not consummate collaborative agreements, we may have to use our funds more rapidly on our product development efforts, continue to defer certain development activities or forego the exploitation of certain geographic territories, any of which could have a material adverse effect on our business prospects. Further, we may not be successful in overseeing any such collaborative arrangements. If we fail to establish and maintain necessary collaborative relationships, our business prospects could suffer.

Our targeted markets are highly competitive. We compete against incumbent solutions already being utilized by our customers and potential customers. If we are unable to compete effectively, we may be unable to generate revenues and achieve or maintain profitability.

Our principal targeted markets include the overall energy sector, engineering, manufacturing and industry, defense and security, science and research, ports, islands, micro-grid, coastal cities and countries. In our targeted markets, which are highly competitive, we compete against incumbent power solutions already being utilized by our customers and potential customers. If we are unable to demonstrate to our customers and our potential customers that our products are cost competitive to their existing alternative power solutions, or if it takes us longer to do so than we anticipate, we may be unable to expand our business, maintain our competitive position, satisfy our contractual obligations, continue to commercialize our products, or become profitable. In addition, if the cost associated with these development efforts exceeds our projections, our results of operations could be materially and adversely affected.

In addition, competition may arise from other companies selling similar products, developing different products that produce energy more efficiently than our products, or making improvements to traditional energy-producing methods or technologies, any of which could make our products less attractive or render them obsolete. If we are not successful in manufacturing systems that generate competitively priced power, we may not be able to respond effectively to competitive pressures from other renewable energy technologies or improvements to existing technologies.

If we are unable to respond effectively to such competitive forces, our business, financial condition and results of operations could be adversely affected. Our targeted markets are subject to their own inherent risks, and if those risks should materialize then our business, financial condition and results of operations could be adversely affected.

Operating under letters of intent and other non-definitive agreements could result in operating difficulties or dilution and may create a distraction for our management and uncertainty that may adversely affect our operating results and business.

We have several ongoing projects that are not based on comprehensive definitive written agreements but rather on letters of intent and other similar arrangements where both parties have expressed a mutual interest to cooperate; however, certain final definitive terms may not have been addressed in such arrangements. Although we and our counterparties tend to enter into definitive agreements at later dates, the lack of comprehensive definitive written agreements can lead to uncertainty or misunderstanding among the parties, which can lead to deteriorated relationships and increased risk of disputes, either of which could adversely affect our business, results of operations and financial condition. In addition, although we and parties to these preliminary agreements negotiate in good faith to enter into definitive agreements, there can be no guarantee that projects in our pipeline (now or in the future) are ever realized even if we have signed letters of intent, or other similar agreements.

Risks Related to Product Development and Commercialization

Our research and development expenses may increase in the future.

Our research and development expenses primarily relate to our efforts to increase the output, durability and commercial viability of our technology. The results of such research and development can be unforeseen and undesirable and therefore our forecasted costs related to such research and development are associated with great uncertainty. Our research and development expenses were $0.7 million and $0.4 million in our fiscal years ended December 31, 2021 and 2020, respectively. We expect that our research and development expenses will increase in the future. It is our goal to fund the majority of our research and development expenses through grants and/or cost sharing obligations under some of our customer contracts or joint venture agreements over the next several years with sources of external funding, and although we have received governmental grants, for example, from the Israeli Ministry of Energy, and we entered into a joint venture with EDF Renewables IL, we may not be able to secure any such funding or enter into such an arrangement in the future. Pursuant to our agreement with EDF Renewables IL, we and EDF Renewables IL are scheduled to fund the development of our Jaffa port project by EDF EWP One, in a ratio correlating to the respective ownership in the joint venture, which is currently owned by the parties in equal parts.

If we are unable to obtain external funding, our operations may be materially and adversely affected, and we may be required to curtail our engineering and product development expenses, among other consequences.

Unforeseen research and development results could require us to undertake supplementary research and development at significant costs or cause us to pause or stop research and development efforts. A delay or non-existent launch of our technology or an insufficient investment (or overspend on such expenditure) could have a material adverse effect on our business, results of operations and financial position.

Although we have entered into agreements which may appear to be definitive agreements, such as Concession Agreements or Power Purchase Agreements, for the construction of our WEC technology, there can be no guarantee that we commercialize our WEC technology.

Although our Power Purchase Agreements and Concession Agreements, and similar agreements that we may enter into in the future, are not letters of intent or other similar agreements, and include definitive terms, even if we complete the development of our WEC technology, there can be no guarantee that we or our partners will carry out our pipeline projects or that they will be successfully connected to the national, or other, electricity grid in the region(s) in which we operate. For example, although we have an agreement to develop WEC technology in Mexico, due to the lack of breakwater in the region, the projected costs of the project are of high nature and therefore, we have not advanced this project further along into the development stage and we do not know if this, or other events may occur, that result in a similar outcome.

We have only manufactured a limited amount of WEC technology and to date we have not produced WEC technology in any significant quantity for commercial production. Our WEC technology may not have a sufficient operating history to confirm how they will perform over their estimated useful life.

We began developing and testing wave energy technology over ten years ago. However, to date, we have only manufactured a limited amount of WEC technology for use in ocean testing and commercialization and have not produced WEC technology in any significant quantity for commercial production. The longest continuous in-sea deployment of our WEC technology was the use of our pilot WEC technology in the Jaffa Port over a six-year period from 2014 to 2020 and in Gibraltar from 2016 to March 2022. As a result, our WEC technology may not have a sufficient operating history to confirm how they will perform over their estimated useful life. Our technology may not yet have demonstrated that our engineering and test results can be duplicated in volume or in commercial production. If our WEC technology is ultimately proven ineffective or unfeasible at commercial scale, we may not be able to expand our commercial production of our WEC technology or we may become liable to our customers for quantities we are obligated but are unable to produce, if such obligations are made. If our WEC technology performs below expectations, we could lose customers and face substantial repair and replacement expenses which could in turn adversely affect our business, financial condition and results of operations.

Product and services liability suits, whether or not meritorious, could be brought against us. These suits could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

If any of our current or future products and services that we make or sell (including items that we source from third parties) are defectively designed or manufactured, contain defective components, are misused, have safety or quality issues, have inadequate operating guidelines, malfunctions or if someone claims any of the foregoing, whether or not meritorious, we may become subject to substantial and costly litigation. Misuse of our products by us or other operating parties or services or failing to adhere to the operating guidelines could cause significant harm to the public and the environment. The foregoing events could lead to recalls or safety alerts, result in the removal of a product or service from the market and result in product liability or similar claims being brought against us.

Any product liability claims brought against us could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. While we maintain product liability insurance, we may not have sufficient insurance coverage for all future claims. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and could reduce revenue, if any. Product and services liability claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and adversely affecting our results of operations.

In addition, if we expand into additional geographic markets, we may then be exposed to different and changing regulations regarding, for example, environmental impact and damages, which entail risks for compensation obligation, which may mean that we would need to update our existing insurance policy or obtain additional policies for specific geographical markets. If we do not have sufficient insurance coverage or the cost of obtaining the appropriate insurance coverage is costly, this could have a material adverse effect on our business, results of operations and financial position.

We face numerous accident and safety risks and hazards, including extreme environmental hazards, which are inherent in operating our products in the water and our existing insurance policies may not be sufficient to cover all potential types of claims or the amounts of such claims.

Portions of our operations are subject to hazards and risks inherent in the building, testing, deploying, operating and maintenance of our WEC technology and related products. These hazards and risks could result in personal injuries, loss of life, liberation of a product from its mooring due to extreme environmental conditions and damage caused by its drifting, and other damages which may include damage to our properties, including our WEC technology, and the properties of others and other consequential damages, and could lead to the suspension of certain of our operations, large damage claims, damage to our safety reputation and a loss of business. Some of these risks may be uninsurable and some claims may exceed our insurance coverage. Therefore, the occurrence of a significant accident or other risk event or hazard that is not fully covered by insurance could materially and adversely affect our business and financial results and, even if fully covered by insurance, could materially and adversely affect our business due to the impact on our reputation for safety. In addition, the risks inherent in our business are such that we cannot assure that we will be able to maintain adequate insurance in the future at reasonable rates.

Problems with the quality or performance of our products would adversely affect our business, financial condition and results of operations.

Our agreements with customers will sometimes include guarantees with respect to the quality and performance of our products. Because of the limited operating history of our products, we have been required to make analytical assumptions and forecasts regarding the durability, reliability, life-span and performance of the systems, and we may not be able to predict whether and to what extent we may be required to perform under the guarantees that we expect to give our customers. Our assumptions could prove to be materially different from the actual performance of our products, causing us to incur substantial expense to repair or replace defective systems in the future. We will bear the risk of claims long after we have sold our products and recognized revenue. Moreover, any widespread product failures could adversely affect our business, financial condition and results of operations.

Our future success in our selected markets depends in part on our ability to achieve cost savings over existing and incumbent solutions. If we are unable to achieve cost savings relating to our products, the commercial prospects for our products may be adversely affected.

Our goal is to commercialize our technology. Our success in meeting this objective depends, in part, on our ability to provide energy to our prospective customers at a cost savings over existing and incumbent power solutions already being utilized by our customers and potential customers. If we are unable to demonstrate to our prospective customers that our products are cost competitive with existing alternative power sources, or if it takes us longer to do so than we anticipate, we may be unable to continue our business, achieve commercialization of our products, achieve a competitive position, satisfy our contractual obligations, or become profitable. In addition, if the costs associated with these development efforts exceed our projections, our results of operations will be materially and adversely affected.

We must continually improve existing products, design and sell new products and invest in research and development in order to compete effectively.

The markets for our products are characterized by rapid technological change, evolving industry standards and continuous improvements in products. Due to constant changes in our markets, future success depends on our ability to develop new technologies, products, processes, and product applications. New product development and commercialization efforts, including efforts to enter markets or product categories in which we have limited or no prior experience, have inherent risks. These risks include the costs involved, such as development and commercialization, product development or launch delays and the failure of new products and line extensions to achieve anticipated levels of market acceptance or growth in sales or operating income. We also face the risk that our competitors will introduce innovative new products that compete with our products. If new product development and commercialization efforts are not successful, including those aimed at incorporating solar panels into our WEC technology or new automation technology (WPV software), our financial results could be adversely affected.

Our product and technological developments are accomplished primarily through internally-funded research and development projects, and when necessary, through joint ventures or other collaborative measures. Because it is not generally possible to predict the amount of time required and costs involved in achieving certain research and development objectives, actual development costs may exceed budgeted amounts and estimated product development schedules may be extended. Our financial condition and results of operations may be materially and adversely affected if:

●	product improvements are not completed on a timely basis or as expected;

●	new products are not introduced on a timely basis or do not achieve sufficient market penetration;

●	there are budget overruns or delays in research and development efforts; or

●	new products experience reliability or quality problems, or otherwise do not meet customer preferences or requirements.

Risks Related to Swedish Law and Our Operations in Sweden and Israel

The employment agreement that we have with our Chief Executive Officer may discourage, delay, or prevent a change in control.

The employment agreement with our Chief Executive Officer provides that she may become eligible for a cash bonus of $2.0 million upon a change of control, as defined in her employment agreement. This may discourage, delay, or prevent a change in control, even if such change of control is favorable for our shareholders.

We are a Swedish company with limited liability. The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are a Swedish company with limited liability. Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Sweden. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions.

 Under Swedish corporate law, in the performance of its duties, our board is required to consider the interests of our Company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. Except in certain limited circumstances, which require at a minimum that a proposal for special review of accounts or a review of a specific item/topic as defined by shareholders requesting such review, has been supported by a minimum of 10% of the shareholders voting and being present at a general meeting, our shareholders may not ask for an inspection of our corporate records under Swedish corporate law, while under Delaware corporate law any shareholder, irrespective of the size of such shareholder’s shareholdings, may do so. Shareholders of a Swedish limited company are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of board member/management liability under limited circumstances. In addition, a majority of our shareholders may release a member of our board of directors or our executive management from any claim of liability we may have, including if such board member or manager has acted in bad faith or has breached his or her duty of loyalty. However, a shareholder may bring a derivative action on behalf of our company against, among other persons, a member of our board of directors or our executive management, provided that the circumstances of the act or omission giving rise to the claim of liability were not known to the shareholders at the time of such shareholder resolution, or if shareholders representing at least 10% of the share capital represented at the relevant general meeting have opposed such shareholder resolution. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a board member from liability altogether if such board member has acted in bad faith or has breached such board member’s duty of loyalty to our company. Additionally, distribution of dividends from Swedish companies to foreign companies and individuals can be subject to non-refundable withholding tax, and not all receiving countries allow for deduction. Also, the rights as a creditor may not be as strong under Swedish insolvency law as under U.S. law or other insolvency law, and consequently creditors may recover less in the event our company is subject to insolvency compared to a similar case including a U.S. debtor. In addition, the use of the tax asset consisting of the accumulated tax losses requires that we are able to generate positive taxable income and the use of tax losses carried forward to offset against future income is subject to certain restrictions and can be restricted further by future amendments to Swedish tax law. Finally, Swedish corporate law may not provide appraisal rights in the case of a business combination equivalent to those generally afforded a shareholder of a U.S. company under applicable U.S. laws. For additional information on these and other aspects of Swedish corporate law and our articles of association. As a result of these differences between Swedish corporate law and our articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as an equity holder of our company than you would as a shareholder of a U.S. company.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under Swedish law and are headquartered in Israel. Certain members of our board of directors and senior management are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and Sweden do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Sweden. In addition, uncertainty exists as to whether the courts in Sweden would entertain original actions brought in Sweden against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would not be automatically recognized. Instead, new proceedings would need to be initiated before the competent court in Sweden. However, a judgment obtained in the U.S. may still have a strong evidentiary weight in the Swedish proceedings, depending on the circumstances and the assessment of the court. If a Swedish court gives judgment for the sum payable under a U.S. judgment, the Swedish judgment will be enforceable by methods generally available for this purpose. These methods generally provide the Swedish court discretion to prescribe the manner of enforcement. As a result, U.S. investors may not be able to enforce against us or certain of our directors any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

In addition, foreign courts (including those in Israel and Sweden) may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Sweden or Israel is not the most appropriate forum in which to bring such a claim. In addition, even if such a court agrees to hear a claim, it may determine that its local law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law may be required to be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure may also be governed by such foreign law. There is little binding case law in Sweden or Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Sweden and Israel (or other foreign jurisdictions in which we carry out our operations), you may not be able to collect any damages awarded by either a U.S. or foreign court.

Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices and research and development laboratories are located in Tel Aviv-Yafo, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. If these or any future facilities in Israel were to be damaged, destroyed or otherwise unable to operate, whether due to war, acts of hostility, earthquakes, fire, floods, hurricanes, storms, tornadoes, other natural disasters, employee malfeasance, terrorist acts, pandemics, power outages or otherwise, or if performance of our research and development is disrupted for any other reason, such an event could delay commercialization of our products, and if we choose to manufacture all or any part of them internally, jeopardize our ability to manufacture our products as promptly as our prospective customers will likely expect, or possibly at all. If we experience delays in achieving our development objectives, or if we are unable to manufacture products within a timeframe that meets our prospective customers’ expectations, our business, prospects, financial results and reputation could be harmed.

Political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, Hamas (an Islamist militia and political group that has historically controlled the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. Any hostilities involving Israel, terrorist activities, political instability or violence in the region or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect our operations and results of operations and the market price of the ADSs.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

Further, our operations could be disrupted by the obligations of our employees to perform military service. As of December 31, 2021, we had 12 full-time employees based in Israel. Of these employees, some may be military reservists, and may be called upon to perform military reserve duty of up to 36 days per year (and in some cases more) until they reach the age of 40 (and in some cases, up to the age of 45 or older). Additionally, they may be called to active duty at any time under emergency circumstances. In response to increased tension and hostilities in the region, there have been, at times, call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of these employees due to military service. Such disruption could harm our business and operating results.

We received grants from various government agencies for certain activities. The terms of these grants impose certain conditions on us, including specified conditions in order to receive the full amount of the grant. If we fail to satisfy these conditions, we may lose our grant funding and be required to refund investments previously received.

Certain of our activities have been funded by grants from various government agencies, including the Israeli Ministry of Energy, the European Commission and Innovate UK (the United Kingdom’s national innovation agency).

Our project to build a 100 kilowatt (or 0.1 megawatt) installed capacity pilot station to create electricity from waves in Jaffa Port, Israel has been financed in part through a royalty-bearing grant in the aggregate amount of up to NIS 492,000 ($158,000) that we have partially received from the Israeli Ministry of Energy pursuant to a financing agreement. Pursuant to the terms of this agreement, we are to receive installation payments, which started in January 2019, and the last of which we are scheduled to receive after we file the final project report, while the Israeli Ministry of Energy is to receive a non-exclusive, non-assignable and irrevocable license to use our know-how created during this project. We are committed to pay royalties at a rate of 5.0% from commercialization of the project’s know-how and intellectual property (if any is created) up to the cumulative amount of the grant, linked to the Israeli consumer price index, and with the addition of the interest rate of the Accountant General of Israel. In addition, we provided a guarantee in the amount of NIS 36,900 (approximately $12,000), or 7.5% of the total amount of the grant, regarding our obligations under the grant. If we violate our obligations under the financing agreement, the Israeli Ministry of Energy has the right to redeem our bank guarantee and/or demand the return of the investments we have already received at the time of the violation.

Furthermore, in 2021, we received a grant of EUR 178,500 (approximately $202,000) from the European Commission in the EU Horizon 2020 Research and Innovation Programme as part of our participation in a consortium of 56 partners from 18 countries in Europe, the Middle East and North Africa to combine high-resolution modelling with real-time sensing of ocean parameters, advanced algorithms for forecasting of spatio-temporal events and pattern recognition. The virtual representations will consist of several real-time to near-real-time digital replicas of the ocean. As part of this consortium, we expect to play a role to aid with pilot applications related to wave energy. On October 28, 2021, we were awarded a grant of GBP 103,993 (approximately $140,045) from Innovate UK for Eco Wave Power Gibraltar to research and conduct feasibility studies for sea wave energy powered microgrids for remote islands and rural coastlines. The terms of the grant require us to contribute GBP 44,569 (approximately $60,000) towards these activities in order to receive grant funding. Under the terms and conditions of these grants, we are obligated to comply with various reporting requirements, meet certain project milestones and to take certain administrative actions. Material noncompliance with the terms and conditions of the grants may result in one or more enforcement actions by the relevant grant agency, which could include denying funds for the cost of funded activities, suspending the grant in whole or in part, pending corrective action, and withholding further grant awards.

We received a grant from the Israel Ministry of Energy for certain of our research and development activities. The terms of those grants require us to satisfy specified conditions in order to transfer know-how funded by such grant or to assign any know-how developed pursuant to such grant. If we fail to comply with the requirements of our grant in this regard, we may be required to pay penalties, and it may impair our ability to complete any strategic transactions within or outside of Israel.

Some of our research and development efforts were financed through a grant that we received from the Israeli Ministry of Energy, pursuant to which our ability to transfer the know-how requires the prior consent of the Israeli Ministry of Energy, and the terms of any such transfer would generally require the repayment of the grant following the project’s success as well as ensuring the ability to utilize the achievements of the project and the plan for the benefit of the Israeli economy and the State of Israel, including continued work to further the utilization of the technology in Israel. If we fail to comply with the requirements of our grant in this regard, we may be required to pay penalties. In addition, the terms of our grant may impair our ability to complete any strategic transactions within or outside of Israel.

Exchange rate fluctuations between the U.S. dollar and the SEK, or the NIS and the SEK or U.S. dollar may negatively affect our results.

Under our existing agreements, we make a significant amount of payments in U.S. dollars, SEK, NIS, and euros. As a result, changes and fluctuations in currency exchange rates between the U.S. dollar and other currencies, especially the SEK, NIS and euro, could have a materially adverse effect on our operating results. Since our reporting currency is the U.S. dollar, financial line items are converted into U.S. dollar at the applicable exchange rates. We also expect that in the future, a significant portion of our revenues and expenses will be denominated in U.S. dollars, SEK and euros. Therefore, unfavorable developments in the value of the U.S. dollar as compared to the SEK, NIS, euro or any other currency could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Ownership of Our ADSs and our Common Shares

The market price of the ADSs or our common shares may be highly volatile due to factors beyond our control.

The trading price of the ADSs or our common shares is likely to be volatile. During the past 12-month period, our common shares traded on Nasdaq First North as high as SEK 30.00 per share and as low as SEK 3.51 per share, which equals a price of $3.32 and $0.39 per share, respectively, based on the SEK/U.S. dollar exchange rate of SEK 9.0437 to $1.00 as of December 31, 2021. Since our ADSs began trading on Nasdaq on July 1, 2021, our ADSs traded as high as $30.00 per ADS and as low as $3.27 per ADS. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of the ADSs or our common shares:

●	technological innovations or commercial product introductions by us or competitors;

●	our ability to finish research and development projects or product development within the allotted or expected timeline;

●	regulation of renewable energy, and specifically, wave energy;

●	delays in entering into strategic relationships with respect to development or commercialization of our product candidates or entry into strategic relationships on terms that are not deemed to be favorable to us;

●	the loss of any of our key management personnel or members of our board of directors;

●	our ability to recruit and retain qualified regulatory, research and development personnel;

●	publication of research reports or comments by securities or industry analysts;

●	the results of our research and development efforts;

●	our capital needs and ability to obtain financing on terms favorable to us;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	the granting or exercise of employee stock options (also known as warrants) or other equity awards;

●	the depth of the trading market in the ADSs or our common shares;

●	business interruptions resulting from a local or worldwide pandemic, such as COVID-19, geopolitical actions, including war and terrorism, or natural disasters; and

●	changes in investors’ and securities analysts’ perception of the business risks and conditions of our business.

In addition, the stock market in general, and Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of the ADSs or our common shares, regardless of our actual operating performance. The COVID-19 pandemic and the war between Russia and Ukraine has resulted in significant financial market volatility and uncertainty in the recent year. Further, a systemic decline in the financial markets and related factors beyond our control may cause our ADS price to decline rapidly and unexpectedly.

Our executive officers, directors and principal shareholders will maintain the ability to exert significant control over matters submitted to our shareholders for approval.

As of April 19, 2022, our executive officers, directors and principal shareholders who own more than 5% of our outstanding Common Shares, in the aggregate, beneficially own shares representing approximately 53.2% of our share capital. As a result, if these shareholders were to act together, they would be able to exert significant influence over all matters submitted to our shareholders for approval (including a prospective acquisition or other change of control of our company), as well as our management and affairs.

Our securities are traded on more than one exchange and this may result in price variations.

Our Common Shares have been trading on Nasdaq First North since 2019, and our ADSs have been trading on Nasdaq since July 1, 2021. Trading in our securities on these markets takes place in different currencies (U.S. dollars on Nasdaq and SEK on the Nasdaq First North), and at different times (resulting from different time zones, trading days, and public holidays in the United States and Sweden). The trading prices of these securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

In addition, on February 25, 2022, we announced our plan to apply for delisting our Common Shares from Nasdaq First North and offer the opportunity for holders of our Common Shares to convert such shares into ADSs listed on Nasdaq. The process to delist from Nasdaq First North is ongoing and may result in further price variations in the trading prices for our securities. While we believe that consolidating the trading of our securities on Nasdaq will lead to higher liquidity of our ADSs, no assurance can be given that the delisting from Nasdaq First North will result in more liquidity on Nasdaq and the impact on our ADSs of our planned delisting from Nasdaq First North is unknown.

Investors in the ADSs may not receive the same distributions or dividends as those we make to the holders of our common shares, and, in some limited circumstances, you may not receive dividends or other distributions on our common shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited common shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to affect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, common shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, common shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our common shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

We may be or may become classified as a “passive foreign investment company” for U.S. tax purposes. If we are or become classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences as a result.

In general, we will be treated as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not expect that we will be treated as a PFIC for 2021. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ADSs or Common Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ADSs or Common Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Common Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ADSs or Common Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to furnish U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our Subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Common Shares or ADSs.

We have not paid, and do not intend to pay in the foreseeable future, dividends on our share capital and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities.

We have never declared or paid cash dividends on our share capital. We do not anticipate paying any cash dividends our share capital in the foreseeable future. Moreover, Swedish Law imposes certain restrictions on our ability to declare and pay dividends. Therefore, the success of an investment in the ADSs will depend upon any future appreciation in their value. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our investors have purchased their securities.

Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company.

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the Common Shares in accordance with the provisions of the deposit agreement for the ADSs. When a shareholder meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Common Shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could augur less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Common Shares provides that holders and beneficial owners of ADSs, including purchasers in secondary transactions, irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. As a result of the terms of the deposit agreement, it may prove to be more costly for you to bring actions against us pursuant to such agreement. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may augur different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as a majority of independent directors comprising our board of directors, independent director oversight of the nomination of directors and executive compensation or the existence of a compensation committee. In addition, we will not be required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our Common Shares and ADSs less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies.

For as long as we remain an emerging growth company we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include:

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company for up to five years, or until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iii) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our Common Shares or ADSs less attractive as a result of our reliance on exemptions under the JOBS Act. We cannot predict if investors will find the ADSs or our Common Shares less attractive because we may rely on these exemptions. If some investors find the ADSs or our Common Shares less attractive as a result, there may be a less active trading market for the ADSs or our Common Shares, and our market price may be more volatile and may decline.

The market price of our Common Shares and/or ADSs may be highly volatile.

The trading price of our Common Shares and/or ADSs is likely to be volatile. The stock market in general, and the market for alternative energy companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies, including very recently in connection with the ongoing COVID-19 pandemic, which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Broad market and industry factors, including potentially worsening economic conditions and other adverse effects or developments relating to the ongoing COVID-19 pandemic, may negatively affect the market price of our Common Shares or ADSs, regardless of our actual operating performance. As a result of this volatility, you may not be able to sell your Common Shares or ADSs at or above the price you paid.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our Common Shares or ADSs could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our Common Shares or ADSs to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation often has been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources, which could seriously harm our business, financial condition, results of operations and prospects.

General Risk Factors

Cybersecurity breaches of our systems and information technology could adversely impact our ability to operate.

We utilize, develop, install and maintain a number of information technology systems. Various privacy and security laws require us to protect sensitive and confidential information from disclosure. In addition, we are bound by our customers and other contracts, as well as our own business practices, to protect confidential and proprietary information (whether it be ours or a third party’s information entrusted to us) from disclosure. Our computer systems, as well as those of our customers, contractors and other vendors, as well as the central control software of our power stations and the WPV software that we are aiming to develop face the threat of unauthorized access, computer hackers, viruses, malicious code, cyber-attacks, phishing and other security incursions and system disruptions, including attempts to improperly access our confidential and proprietary information as well as the confidential and proprietary information of our customers and other business partners. While we endeavor to maintain industry- accepted security measures and technology to secure our computer systems and power stations and while we endeavor to ensure our cloud vendors that store our data maintain similar measures, these systems and the information stored on these systems may still be subject to threats. There can be no assurance that our efforts will prevent these threats. Further, as these security threats continue to evolve, we may be required to devote additional resources to protect, prevent, detect and respond against such threats. A party who circumvents our security measures, or those of our customers, contractors or other vendors, could misappropriate confidential or proprietary information, improperly manipulate data, or cause damage or interruptions to systems. Any of these events could damage our reputation, result in litigation and regulatory fines and penalties, or have a material adverse effect on our business, financial condition, results of operations or cash flows.

We may be involved in litigation matters or other legal proceedings that are expensive and time consuming.

We may become involved in litigation matters, including class action lawsuits and lawsuits relating to intellectual property and product liability. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation, loss of rights, or adverse changes to our offerings or business practices. Any of these results could adversely affect our business. In addition, defending claims is costly and can impose a significant burden on our management.

Moreover, in the past companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

The requirements associated with being a public company will require significant company resources and management attention.

We are subject to the reporting requirements of the Exchange Act, Nasdaq listing requirements and other applicable securities rules and regulations. The Exchange Act requires that we file periodic reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and the Nasdaq Stock Market may also impose various additional requirements on public companies. As a result, we will incur additional legal, accounting and other expenses that we did not incur as a nonpublic company or as a company traded on Nasdaq First North, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act. We estimate that these expenses will be at least several hundred thousand dollars annually. Further, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our development plans. We have made changes to our corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. The measures we take, however, may not be sufficient to satisfy our obligations as a public company, which could subject us to delisting of our ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

We identified a material weakness in our internal control over financial reporting and have not remedied this weakness. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our Company and the market price of the ADSs or our shares may be adversely affected.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

We identified a material weakness in our internal control over financial reporting in the financial year ended December 31, 2019. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Specifically, we determined that due to the small-scale nature of our Company and the difference in regulatory requirements between Sweden and the United States, we currently do not have sufficient finance staff to provide for effective control over our period-end financial reporting process. As of the date of this annual report on Form 20-F, we have not remediated this material weakness. If, in the future, we will have insufficient financial reporting staff, we may be unable to adequately segregate duties in a manner consistent with control objectives for our period-end financial reporting process.

We plan to identify our staffing requirements and commence the process of hiring additional personnel for our finance team with the appropriate level of training and expertise. However, the implementation of these initiatives may not fully address this or any other material weakness or other deficiencies that we may have in our internal control over financial reporting. We intend to assess our internal control environment and the potential remediation of this weakness.

If we fail to maintain effective internal control over financial reporting, we may be unable to report our financial results accurately or meet our reporting obligations. This could cause us to lose investor confidence in the accuracy and completeness of our financial reports, which could harm our business, the price of the ADSs or our Common Shares and our ability to access the capital markets.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our securities, the ADS or our share price and trading volume could decline.

The trading market for the ADSs or our Common Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding the ADSs or our shares, or provide more favorable relative recommendations about our competitors, the ADS or our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the ADS or our share price or trading volume to decline.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

Future sales of the ADSs or our Common Shares could reduce the market price of our Common Shares or the ADSs.

Substantial sales of the ADSs or our Common Shares, either on Nasdaq First North or on Nasdaq may cause the market price of the ADSs or our Common Shares to decline. All of our outstanding Common Shares are registered and available for sale on Nasdaq First North. Sales by us or our security holders of substantial amounts of the ADSs or our Common Shares, or the perception that these sales may occur in the future, could cause a reduction in the market price of the ADSs or our Common Shares.

The issuance of any additional ADSs or any additional Common Shares or any securities that are exercisable for or convertible into our Common Shares, may have an adverse effect on the market price of our the ADSs or Common Shares and will have a dilutive effect on our existing shareholders.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company.

We are a wave energy company primarily engaged in the development of a smart and cost-efficient WEC, technology that converts ocean and sea waves into clean electricity. Our corporate mission is to revolutionize energy production with our proprietary wave technology, and to become a leader in the renewable energy industry, which, according to an analysis by Frost & Sullivan, is expected to see $3.4 trillion in new investment in the next decade. Our WEC technology is implemented onshore or nearshore, as opposed to offshore systems, and draws energy from incoming waves by converting the rising and falling motion of the waves into a clean energy generation process.

We were incorporated in Sweden in 2019. Our Common Shares are currently listed for trading on the Nasdaq First North Market under the symbol “ECOWVE” and our ADSs are currently listed for trading on the Nasdaq Capital Market under the symbol “WAVE.” On February 25, 2022, we announced our intention to apply for delisting from Nasdaq First North. We will submit our formal application for delisting our Common Shares no earlier than May 25, 2022.

EWP Israel was incorporated in 2011. EWP Israel was the parent and operating company until the Acquisition. In connection with the Acquisition, we acquired EWP Israel and its subsidiaries through an issue in kind (no cash consideration was involved, but rather EWP Israel shareholders exchanged their shares in EWP Israel for our shares) in May 2019. We refer to this transaction in this prospectus as the “Acquisition.” The purpose of the Acquisition was to have a parent company incorporated under Swedish law prior to the listing on Nasdaq First North. Prior to the Acquisition, EWPG had no assets or operations. As a result of the Acquisition, we became the parent company of EWP Israel. Since the Acquisition, our operations have been carried out by EWP Israel and its subsidiaries and we expect to continue to follow this practice.

Following the Acquisition, on May 21, 2019, our shareholders approved a 50 for 1 split of our Common Shares.

Our principal executive offices are located at 52 Derech Menachem Begin St., Tel Aviv-Yafo, Israel 6713701. Our telephone number in Israel is +972-3-509-4017. Our website address is https://www.ecowavepower.com/

The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. Puglisi & Associates is our agent in the United States, and its address is 850 Library Ave., Suite 204, Newark, DE 19711.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

We are subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements we file reports with the SEC. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual report with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Our officers, directors and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, as a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Stock Market rules for domestic U.S. issuers and are not required to be compliant with all Nasdaq Stock Market rules as of the date of our initial listing on Nasdaq as would domestic U.S. issuers. For example, as a Swedish company, and pursuant to applicable Swedish law, we do not have a compensation committee. See “Item 3.D. — Risk Factors — Risks Related to Ownership of Our Common Shares and ADSs.” These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting company. We intend to take advantage of the exemptions available to us as a foreign private issuer during and after the period we qualify as an “emerging growth company.”

B.	Business Overview.

We are a wave energy company primarily engaged in the development of a smart and cost-efficient WEC technology that converts ocean and sea waves into clean electricity. Our corporate mission is to revolutionize energy production with our proprietary wave technology, and to become a leader in the renewable energy industry, which, according to an analysis by Frost & Sullivan, is expected to see $3.4 trillion in new investment in the next decade. Our WEC technology is implemented onshore or nearshore, as opposed to offshore systems, and draws energy from incoming waves by converting the rising and falling motion of the waves into a clean energy generation process.

In addition to our WEC technology, we are also building out a pipeline of ancillary technology services that we may provide to our customers and other parties, such as other companies and research institutions. These services currently include feasibility studies for potential clients of our WEC technology. We are also developing a smart Wave Power Verification, or WPV, software, intended to provide real-time production verification that is expected to allow preventative-predictive and corrective measures to be taken. We believe that by providing these complementary services, we will be better positioned to be a leader of the wave energy industry.

Today, more than ever, a WEC solution such as ours is needed. Global energy production is expected to continue growing, where there is strong economic growth, to meet increasing global energy demand, with the U.S. Energy Information Administration projecting global energy consumption expected to rise by 50% between 2018 and 2050, led by growth from countries that are not in the Organization for Economic Cooperation and Development, or the OECD, and focused in regions where strong economic growth is driving demand, particularly in Asia. Historically, the world has relied on traditional polluting energy sources that come from fossil fuels, such as coal and oil. Fossil fuels have been the preferred energy source over time mainly because they have been cheaper than renewable energy sources like solar and wind even though fossil fuels pollute the earth and are limited in supply.

While the world continues to rely on fossil fuels, we believe that in recent years solar and wind power have crossed a new threshold, moving from mainstream to preferred energy sources across much of the globe. As they reach price and performance parity with conventional sources, demonstrate their ability to enhance grids, and become increasingly competitive via new technologies, deployment obstacles and ceilings are dissolving. Already among the cheapest energy sources globally, solar and wind have the potential to advance much further, as we believe that the enabling trends have not run their full course yet. Costs are continuing to fall, and successful integration is proceeding apace, undergirded by new technologies that are bringing even greater efficiencies and capabilities. Meanwhile, according to the International Energy Agency, or IEA, the demand for renewables is growing and, according to a report from Deloitte, solar and wind power now come closest to meeting three energy consumer priorities: reliability, affordability, and environmental responsibility. However, we believe that marine energy, and specifically wave energy, remains largely unexploited, due to high implementation, operation and maintenance costs, and that marine energy technologies remain at an early stage of development, especially in the case of wave power.

Wave energy is considered to have the highest energy production rate of any renewable energy source. According to the 2020 paper, “Electrical Power Generation from the Oceanic Wave for Sustainable Advancement in Renewable Energy Technologies” from the peer review journal, Sustainability, ocean wave energy has the highest energy production compared to other renewable energy sources as it can produce energy 90% of the time, and which, according to an article “On the reversed LCOE calculation: Design constraints for wave energy commercialization” from the International Journal of Marine Energy, also has the potential capacity to become one of the cheapest and cleanest. According to an estimate from the Intergovernmental Panel on Climate Change, approximately 32,000 terawatt-hours per year could theoretically be produced from the oceans’ waves (subject to there being sufficient wave energy technologies), which is approximately double the world’s electricity production in 2008. However, we believe that many companies trying to develop WEC systems have been struggling to move beyond research and development and into commercialization primarily due to the fact that most WEC systems are designed for offshore application where wave heights are of a higher nature. However, we believe that offshore installations typically give rise to certain critical issues that may make commercialization difficult. According to our research and based on reports from the International Renewable Energy Agency, or IRENA, and research papers from Chalmers University of Technology, we believe that there are four primary issues challenging the commercialization of offshore installation. The first issue is the high capital expenses implicit in the installation, maintenance, and grid-connection of offshore technologies which require the use of ships, divers, underwater electrical transmission cables, and underwater mooring, which are all highly capital intensive. The second issue is the lack of reliability for these offshore technologies due to the extremely harsh weather conditions which are prevalent in the offshore sea/ocean environment. The stationary manmade equipment has no way of avoiding the extreme loads caused by the offshore storms, and many offshore wave energy developers had their equipment dislodged and broken down after a short time of operation. The third issue we believe is both in its difficulty to reach insurability and, if insurance is available, to obtain the applicable insurance policy at a reasonable cost. Developers with offshore wave energy technologies struggled to secure insurance as insurance companies were hesitant to risk insuring such technologies (which are deemed “pre-commercial”) due to the aforementioned high capital expenses and low survivability. The final issue is environmental, as many environmental organizations object the deployment of offshore WEC technologies as many of them require mooring to the ocean floor, which has the potential to disturb the ecological balance. Also, offshore wave energy developers have to install long underwater electricity transmission lines to connect to the grid, which is complicated, capital intensive and impacts the environment.

Our WEC Technology

We believe that our WEC technology has the potential to accelerate the viability of wave power in a way that was previously not achievable because our WEC technology is more cost-efficient, reliable, insurable and environmentally friendly and easier connected to the grid compared to offshore systems. Our WEC technology, first wave-pool tested in Kiev in 2011, employs units of point absorber floating devices, referred to as floaters, which are installed on existing marine structures such as (but not limited to) piers, breakwaters and jetties, or in locations in which such marine structures are required. Our specially designed floaters move accordingly with the movement of the waves pressing hydraulic pistons, which create pressure in land located accumulators, of between 50 and 160 bar or more (metric unit of pressure, which may vary in accordance with the programming of the system), depending on wave heights, which is rotating a hydromotor, that then rotates a generator, which sends the clean electricity to the grid via an inverter. Our WEC technology usually begins producing electricity from wave heights as low as 50 cm.

WEC solutions placed closer to shore, such as our WEC technology, generally encounter waves coming from the same direction, thereby boosting the quantity of energy captured. In deep water, where offshore solutions are usually placed, waves can travel in almost any direction, making it difficult to extract energy due to the fact that these waves are more difficult to predict and more complex to account for in system design. So, although the maximum wave power is higher offshore, the exploitable level of power nearshore may be practically the same level as in offshore locations.

Different parts of the system are measured by sensors, which collect and transmit various information in real-time and allows the system to be continuously monitored and controlled by a central control system, which automatically optimizes the electricity production in order to ensure continuous power generation. In addition, when the waves are too high for the system to handle, the floaters will automatically lift above the water level and remain in the upward position until the wave heights return to pre-storm levels, at which time, the system automatically commences operation. In the event that the automation system is not available, this action can also be performed manually.

Our WEC technology is also fully modular, allowing us to more easily scale projects. Our system does not connect to the ocean floor or create a new presence in the surrounding marine environment. Furthermore, we have submitted a patent and have been testing the ability to add solar panels to our WEC technology, which we believe will allow our system to generate larger amounts of electricity from multiple renewable energy sources.

We believe our WEC technology design significantly reduces construction and production prices, and grid connection prices, while increasing reliability and insurability.

Project Pipeline and Achievements

        We have entered into a variety of agreements with parties interested in the utilization of our WEC technology. These agreements consist of Power Purchase Agreements, Concession Agreements and other agreements in various stages, including letters of intent. Based on the terms of the agreements and our own calculations, we believe that we have a total worldwide pipeline of projects that may be up to 327.7 megawatts in size. In addition, we have entered into agreements to conduct feasibility studies. Although the majority of the megawatts included in our pipeline are subject to preliminary agreements, we have a limited amount of megawatts that are subject to more advanced agreements, such as our Power Purchase Agreement in Gibraltar for up to five megawatts (which we are not currently actively working on advancing), a Concession Agreement in Portugal for up to 20 megawatts, a Concession Agreement in Spain for up to 2MW, an Interconnection Agreement in Mexico for up to 25 megawatts (which we are not currently actively working on advancing), a Pioneering Technology approval from the Israeli Ministry of Energy to construct a 100 kilowatt (or 0.1 megawatt) WEC array, which is in advanced construction in the Jaffa port in Israel, and a Collaboration Agreement with AltaSea in the Port of Los Angeles for the relocation of our Gibraltar Pilot plant after its complete overhaul to the AltaSea premises in the Port of Los Angeles. Although some of these agreements may be deemed to be definitive, there is no guarantee that we will complete the construction of any WEC systems for such projects (or any others), as we will need to meet certain conditions and obtain certain licenses to reach the actual construction stage of such projects, of which there can be no guarantee. See “Item 4. D. Risk Factors — Risks Related to Our Business Operations” for risks associated with our pipeline projects and “Item 4. B. — Business Overview — Project Pipeline” for additional information.

Preliminary agreements, including letters of intent and other similar agreements that require the parties to enter into definitive documents, are subject to ongoing negotiation and there can be no guarantee that we are able to enter into definitive agreements with these parties. As a result, the total aggregate megawatts of our project pipeline does not reflect only those projects covered by definitive agreements. We are continuously working to expand our pipeline, including efforts to enter into definitive agreements to cover projects that are not covered by definitive agreements.

We plan to continue to develop the projects in our pipeline, specifically our EDF EWP One project, the relocation project of the Gibraltar Pilot to AltaSea’s premises in the Port of Los Angeles and to work towards the completion of the licensing required for our megawatt project in Portugal and/or in Spain, further expand our project pipeline, conduct research and development aimed at continuing to upgrade and improve our WEC technology, continue the reinforcement of our patent portfolio, and to expand the team that will help us achieve our growth strategy. Prioritized countries for our project pipeline include those with significant wave heights, governmental support for renewable energy projects, short and clear licensing procedures, favorable feed-in-tariffs or subsidy schemes, high electricity demand, strong promotion of renewable energy and/or lack of electricity access and available grid-capacity. In addition, we will be prioritizing growth in specific high-potential target markets. Primarily, we are concentrating on growth in Europe and United States, where there is high wave energy potential and growing support for renewable energy technologies.

We currently engaged with the following projects:

Gibraltar Pilot and its planned Relocation to the Port of Los Angeles

Between 2016 and January 2022, we operated a grid-connected proof-of-concept wave energy array in Gibraltar, as part of a five megawatt Power Purchase Agreement that we signed with the Government of Gibraltar and Gibraltar’s National Electric Company, or GibElectric. On January 20, 2022, we announced a collaboration with AltaSea, a non-profit that accelerates scientific collaboration and advances an emerging blue economy, at the Port of Los Angeles. We will work with AltaSea, to locate and submit grants to implement our technology and implement a pilot program on the AltaSea campus, located in the Port of Los Angeles. Together, we and AltaSea will look to secure other locations for future wave technology projects. On March 2, 2022, we announced our intent to relocate the energy conversion unit from Gibraltar, after it undergoes a full overhaul, to AltaSea’s premises in the Port of Los Angeles, in accordance with the agreement we entered with AltaSea. We expect to produce new floaters and floaters’ mechanisms for the Port of Los Angeles project.

EDF EWP One Project

This project involves the installation and operation of a 100 kilowatt (or 0.1 megawatt) installed capacity project in the Jaffa Port in Israel in a partnership with EDF Energies Nouvelles Israel Ltd., or EDF Renewables IL, a subsidiary of the French multinational electric utility company Électricité de France S.A., or EDF, pursuant to which we co-own, in equal parts, the joint venture EDF EWP One Ltd., or EDF EWP One. In addition to the shared funding of this project pursuant to our Joint Venture Agreement with EDF Renewables IL, we also received co-funding from the Israeli Ministry of Energy, which recognized our technology as a “pioneering technology.” Pioneering technology recognition is a designation granted by the Chief Scientist of the Israeli Ministry of Energy to renewable energy technologies, which grants such companies with a production quota to connect their technology to Israel’s national electricity grid in accordance with the guidelines established for Pioneering Technologies. We previously operated an off-grid pilot power station, in the same place, mainly for research and development purposes. In August 2020, we secured the engineering coordination permit required for the deployment of the grid connection work for the project, and in February 2021, we obtained the engineering coordination permit for the cement works and conversion unit and floaters installation. On January 7, 2021 we completed the first stage of the grid-connection route works in Jaffa Port for the project. On May 5, 2021 we completed the wall reinforcement works required for the installation of the floaters on the sea wall in Jaffa Port. On June 14, 2021 the power station’s conversion unit was delivered and installed in Jaffa Port. On October 4, 2021, we entered into a Collaboration Agreement with Lesico Ltd. for the production of floaters for the EWP EDF One project. On January 5, 2022, the first set of floaters and supporting structures for the project were delivered to the Jaffa Port project site. On February 1, 2022, we officially completed the grid connection route works at the Jaffa Port site. In April 2022 we completed the installation of eight floaters to the sea wall.

Portugal Planned Project

In 2020, we entered into a Concession Agreement with the Port of Leixões, or APDL, to use an area potentially suitable for the construction, operation and maintenance of a wave energy power plant of up to 20 megawatts in four locations owned and operated by APDL. Pursuant to the Concession Agreement with APDL, APDL will provide us with the concession for its breakwaters for a period of between 25 to 30 years, while we will be responsible for securing all the licenses, constructing and commissioning the power plant and selling the electricity to be generated by the power plant in accordance with an approved production quota, to be determined for each site. The power plant is planned to be constructed and commissioned in several stages starting with a one megawatt station, and subject to certain conditions, to be followed by the construction, operation and maintenance of the remaining capacity of the plant (19 megawatts). In order to commence the licensing, EWP Israel incorporated a wholly owned subsidiary company in Portugal under the name EW Portugal-Wave Energy Solutions, Unipessoal Ida., or EW Portugal. EW Portugal has initiated the process for obtaining the necessary licenses required in order to commence construction of the first megawatt of the project. On August 19, 2021 EW Portugal received an installation and grid connection permit of 1MW in the form of a Small-Production Unit registration approval from the Portuguese Directorate-General for Energy and Geology. This registration approval is required for the installation and grid connection of a 1MW pilot project at the Barra do Douro breakwater in Porto, Portugal. The Small-Production Unit Registration approval is the first permit required by EW Portugal to proceed with the actual installation and grid connection of a first 1MW wave energy power station on the ocean side of the Barra do Douro breakwater.

Spain Planned Project

On April 11, 2022, we announced that we entered an official agreement with Port Adriano, Spain, for the potential construction of a wave energy power plant of up to 2MW. According to the terms of the agreement, Port Adriano will assign a potentially suitable location to us for a period of 20 years and we will be responsible for securing all the licenses, constructing, and commissioning the power plant(s) and selling the electricity to be generated by the power plant(s) in accordance with an approved production quota to be determined for the site. Port Adriano has been in contact with Ports de les Illes Balears (Ports of the Balearic Islands, the public entity responsible for the powers and executive functions of the ports managed by the autonomous community) to inform it about the project, and will proceed to carry out all the legal procedures necessary for the installation of this innovative wave energy power plant, the first application of this technology in Spain.

The power plant is planned to be constructed and commissioned in two stages: the first stage is the construction of a plant of up to 1MW; and the second stage involves the construction, operation and maintenance of the remaining capacity of the plant (2 MWs). Port Adriano will have a right of first refusal to invest partially or fully in both stages of the project and we will have the right to combine the two stages of the project and execute the whole 2MW from the start.

Israeli Navy Project

On August 17, 2021 a Collaboration Agreement was signed between EWP Israel and the Israeli Ministry of Defense and The Israeli Navy, to examine the feasibility of installing our technology at Navy bases in Israel. We have begun the procurement process and are planning to deploy wave measuring systems to collect extended wave data in one to three potential locations on Israeli Navy bases, while the Israeli Navy will secure all permits for the deployment of the wave measuring equipment.

The Navy’s specialized diving team will install the measurement equipment in the territorial waters of the Navy’s bases. At the end of the measurement period, we will share the information collected with the Navy, which, in turn, will test the applicability of our technology in line with the prevailing waves in the selected sites. Then, we and the Navy will jointly analyze the results, and create energy production forecasts, based on such analysis.

Upon identifying the most suitable locations for the installation, and provided that the technology is found to be feasible for the proposed locations, we and the Navy will work towards the next step of the collaboration, which is the potential deployment of our technology for producing clean electricity for the Navy bases.

Mexico

In 2015, we entered into an Interconnection Agreement with the National Center of Energy Control. Our Joint Venture acquired land in Manzanillo for the project and the necessary licenses and permits, such as sea portion concession, granted by the Secretariat of Communications and Transportation of Mexico and several licenses and permits from the Secretariat of the Navy of Mexico. Due to electricity prices in Mexico, our local JV partners were not able to secure the necessary financing. As a result, we are not currently actively working on advancing this project. In the future we may seek other opportunities to launch this project, although there can be no guarantee that we determine to do so.

We signed a number of letters of intent during 2019, 2020 and 2021 with several prominent ports in Mexico; however, there can be no guarantee that we will ever enter into any such definitive agreements with these parties or any others and we are not currently planning to pursue this project in the near future.

COVID-19 Pandemic

In the short term, the effects of the ongoing global coronavirus pandemic, or COVID-19, were not positive, as it disrupted our ability to travel, and governments across the world imposed restrictions on movement that adversely impacted our ability to carry out our operations as usual in Israel, Gibraltar, Portugal and other countries. As a result of restrictions implemented by governments in counties within which we operate, we experienced certain delays in project execution as most of our projects are with ports, governments and public organizations, which put a priority, in the short term, on fighting the pandemic rather than putting in resources intended to promote innovative projects. For example, we have experienced delays in getting certain licenses required in order to commence construction of the first megawatt in the Portugal project and certain delays in EWP-EDF One project execution.

The full extent to which COVID-19 will impact our business will depend on future developments, which are highly uncertain and cannot be predicted. However, in the long term, we believe that COVID-19 will have a positive overall impact on the renewable energy industry, as we believe that the renewable energy sector will come out of the COVID-19 pandemic stronger than it was beforehand, based on the emphasis on sustainability in various plans for recovery from the pandemic. For example, in 2020 the Rockefeller Foundation committed to invest $1 billion over the following three years to catalyze a more inclusive, green recovery from the COVID-19 pandemic. Other prominent leaders, governments, and organizations are also rising to the occasion and have committed to advancing significant and ground-breaking green recovery plans. For example, in June 2020, the EU launched a 750 billion Euro COVID-19 recovery package, of which 37% of the funding was to be allocated towards climate friendly measures. Additionally, The Sustainable Markets Initiative was launched by His Royal Highness Prince Charles of Wales, the World Economic Forum and Bank of America in response to the increasing threats posed by climate change and biodiversity loss. In addition, we believe COVID-19 has acted as a catalyzer to decarbonization; the world invested unprecedented amounts in low-carbon assets last year, from renewables to cleaner transport, energy storage to electric heat. A new, broad measure of ‘energy transition investment’ compiled by BloombergNEF, or BNEF, shows that the world committed a record $501.3 billion to decarbonization in 2020, beating the previous year by 9% despite the economic disruption caused by the COVID-19 pandemic.

However, although opportunities have arisen in our industry as a result of the COVID-19 pandemic, COVID-19 has also presented a number of challenges for all businesses around the world, including ours.

We believe that we reacted quickly to COVID-19 and we have come up with a clear and responsible plan, which we refer to as EPIC-M, which at its core we believe maintains the safety of our employees, while intended to help us achieve our operational targets. The EPIC-M plan, includes five main components:

●	Efficient remote work, when required;

●	Progressing projects which are under construction (for example, the EDF EWP One project);

●	Increasing pipeline project intake;

●	Creating trust among our shareholders, while improving brand awareness; and

●	Minimizing expenses, while reinforcing the company’s capital position with grants and the company’s listing on Nasdaq.

Our Strategy

We aspire to build wave energy power stations using our WEC technology that will give people access to electricity generated from a source in proximity to their residence without creating air pollution and while mitigating environmental damage. In order to accomplish our strategic objectives, we are focused both on our growth and research and development strategies, both of which are expected to evolve as we grow our Company.

We believe that our core WEC technology is the basis to our future success, and as such, we aim to continuously improve and enhance our WEC technology in order to deliver the best solution available in the field for wave energy generation. To achieve this, we undertook different research and development activities at our previously operational power station in Gibraltar and are planning to undertake additional such activities at the site of our EWP EDF One project at Jaffa Port in Israel, which is in advanced construction, and in AltaSea’s premises in the Port of Los Angeles.

Our research and development strategy is currently focused on:

●	the completion of the development of WPV software for our WEC technology for real-time production verification;

●	the optimization of our WEC technology to generate larger amounts of electricity from low wave heights below 0.5 meters in height; and

●	optimization of our WEC technology’s materials for operation in different weather and marine climates.

Our growth strategy is currently focused on:

●	finalizing the construction of the EWP EDF One project, in collaboration with EDF Renewables IL, a subsidiary of the French multinational electric utility company EDF, which will be our second grid connected project, and, as such, will reinforce our position as a leading wave energy developer;

●	conducting the renovation of our Gibraltar conversion unit and adjusting its installed capacity, with the intention to relocate it to AltaSea’s premises in the Port of Los Angeles;

●	moving more projects from the “project pipeline” stage into the “ready-to-build” stage;

●	finalizing the licensing and construction of the first megawatt of the Portugal power station, the purpose of which is to demonstrate that wave energy can generate significant energy amounts and in commercial scale (of 20MW and above) to generate significant revenue, and potentially allow us to become profitable; and commencing feasibility studies and other relevant milestones to promote our planned project in Spain; and

●	upon successfully executing our first one megawatt scale project, we may pursue additional financing, which may include debt financing deal(s), which we believe would enable us to construct and operate multiple revenue yielding assets in parallel, which we believe will then facilitate significant growth of our Company. (See Item 4.B. — “Revenue Models — WEC Technology” for additional information).

Renewable Energy Market

Investments in the renewable energy market were valued at approximately $311 billion by the IEA in 2019  and based on research from Taras Shevchenko National University of Kyiv, Ukraine, investment is expected to reach a value of approximately $436 billion by 2025 as the share of renewable energy in the global energy mix continues to grow. According to a review by the SUN DAY Campaign of data released by the U.S. Federal Energy Regulatory Commission, it was estimated that renewable energy made up 57% of new capacity additions in the United States during the first half of 2020. Moreover, in spite of the COVID-19 pandemic, according to research from the IEA, 2020 was a record year for renewable energy. According to research from the IEA, growth in the sector is expected to continue: in the power sector, additions of wind and hydropower took global renewable capacity additions to a new record during 2020, accounting for almost 90% of the increase in total power capacity worldwide, while renewable energy capacity is expected to grow by about 50% from 2019 to 2024 (and set to account for 95% of the net increase in global power capacity between 2020 and 2025), led by solar photovoltaics, or PV.

In combination with several political efforts, solar and wind energy resources have now grown to become attractive to investors also from a financial perspective, as the levelized cost of energy, or the LCOE, has fallen across the board between 2010 and 2019 (LCOE is a measure of the average net present cost of electricity generation for a generating plant over its lifetime). For example, the LCOE of onshore wind has decreased by 39% from $0.086 per kilowatt hour in 2010 to $0.053 per kilowatt hour in 2019, offshore wind has decreased by 29% from $0.161 per kilowatt hour in 2010 to $0.115 USD per kilowatt hour in 2019, concentrating solar power decreased by 47% from $0.346 per kilowatt hour in 2010 to $0.182 USD per kilowatt hour in 2019, and utility scale solar PV has fallen by 82% from $0.378 per kilowatt hour in 2010 to $0.068 USD per kilowatt hour in 2019. Taking into account the changes in the LCOE levels of offshore and onshore wind, concentrating solar power and utility scale solar PV, we believe that these resources are expected to grow within the next decades. To replace fossil fuels in full, we believe that the world needs energy from a variety of renewable energy sources, as there is not enough energy that can be generated by solar, wind, and other renewable energy resources based on these sources’ current capacity. By combining solar, wind, and water energy sources, we believe that the joint energy consumption demand can be met. According to the Renewables 2020 Global Status Report, globally, fossil fuel consumption is 79.9% of the total share of energy consumption, followed by renewable energy sources with 17.9%. Traditional biomass accounts for 6.9%, while modern renewable energy has a 11% stake.

Despite a number of initiatives to boost the role of renewables and the electrification of heating and transport, progress in these sectors continues to be relatively slow. Policy makers have paid much less attention to renewable heating and cooling compared to renewable power generation. Consequently, renewable heating and cooling has been identified as “the sleeping giant of renewable energy potential” for the past decade according to the Renewables 2018 Global Status Report. The supply of modern renewable heat is expected to increase 22% in the period from 2019 to 2024. In the transportation sector, 92% of global energy demand is still being met using oil. If recent progress from the renewable energy sector is taken into account, we believe the gap between fossil fuel consumption and the renewable market can be closed in the near future. Excluding hydropower, the installed global renewable energy sector grew from approximately 630 gigawatts to approximately 2,768 gigawatts, an increase of more than 439%, between 2010 and 2019, according to data from IRENA. Further data from IRENA shows that (i) the wind industry dominated the growth in the renewable energy sector in terms of capacity, where it grew from approximately 180 gigawatts to approximately 622 gigawatts between 2010 and 2019 and (ii) in percentage, the solar PV sector grew much more with an increase in capacity from approximately 41.5 gigawatts to approximately 584.8 gigawatts during the same time period, an increase of 1,307%. The highest average growth rate of renewables in OECD countries over the past decade has been in solar PV, which has seen an increase of 38.5% from 2000 through 2019, according to the IEA. The growth in the renewable sector has been due to a number of factors including political support, financial incentives and reduction in the costs of technology making renewable energy cost competitive.

The convergence of cheaper renewable energy technologies, digital applications and the rising role of electricity is a crucial vector change that we believe is central to the prospects for meeting many of the world’s sustainable development goals. Although momentum in the power sector is positive, the power sector alone will not deliver the emission reductions required by the Paris Agreement under the UN’s Framework Convention on Climate Change, or the Paris Agreement and the Convention, respectively, nor will it be able to fulfil the aspirations of United Nations’, or the UN, Sustainable Development Goals, an initiative by the UN to promote a more sustainable future. Policies continue to remain critically important for the future of renewables. In order to meet long term climate and other sustainable goals, renewable energy development in these sectors must accelerate. According to the IEA, if progress continues at the currently forecasted pace, renewables would only have a share of approximately 18% in final energy consumption by 2040. This is well below the IEA Sustainable Development Scenario’s benchmark, where the share of renewables in final energy consumption is 28%. As a result, renewable electricity could supply almost 30% of global power demand by 2023, a growth of 6% from 2017, according to an analysis and report from the IEA, which we believe indicates that the renewable electricity sector on track to meet long-term climate and sustainability goals. Below is a brief summary highlighting the recent expansion of the renewable energy market.

Energy Security

Energy security means a country’s uninterrupted access to energy resources at an affordable price and is central to today’s society and its ability to function. In order to secure the national energy consumption, many countries are today dependent on importing energy. In recent years, EU dependence on natural gas imports has largely decreased; however, member states are still highly dependent on large levels of imports of petroleum products and natural gas, which accounted for 70.7% and 25%, respectively, of energy imports into the EU in the first half of 2020, according to a report from the European Commission. The European Commission also estimated that in the first half of 2020, the estimated monthly cost of EU energy imports was valued at roughly 17.7 billion Euro. Although during the 21st century the dependence on natural gas imports has decreased, the member states of the EU are still dependent on imports of petroleum products and natural gas, which accounted for approximately 66% and 24%, respectively, of energy imports into the EU in 2018, according to a report from the European Commission. Natural gas is imported from countries such as Russia. In 2009, a conflict between Russia and Ukraine caused a serious deficit in energy consumption for many European countries, although in recent years the dependence on natural gas imports has decreased (in certain cases dramatically).

A conversion to more locally produced, renewable energy resources would decrease geopolitical risks associated with high dependency on imports and consequently it would increase energy security.

Hydropower, wind power and solar power are considered the more mature, cost efficient and technically advanced technologies within renewable energy. Research from the IEA indicates that despite slower capacity growth, hydropower will remain the largest source of renewable electricity generation by 2022, but given limited possibilities for its expansion, solar and wind power are expected to generate the largest growth in the foreseeable future. Like all other energy resources, solar and wind power have their disadvantages, including the need for large areas of land, which has an environmental as well as visual impact on the landscape. In many parts of the world, such need could prevent large expansion. As such, solar and wind power need to be complemented by other renewable energy resources in order to meet future sustainability goals.

The energy production from solar and wind power is unpredictable, especially in areas where the climate prerequisites are not optimal. Solar power only produces energy while the sun is shining, therefore not during nighttime, and wind power only produces energy while the wind blows. For example, a BNEF report estimates that wind and solar power could account for 50% of the United Kingdom’s energy production by 2040; however, that estimation assumes that the weather conditions would always be favorable for such sources, and as such, during prolonged periods of time, sometimes months, solar and wind energy may not be able to provide a sufficient amount of the energy need in the United Kingdom due to changing weather conditions. As a result, there is a large complementary need for predictable and cost-efficient renewable energy resources.

Compared to solar and wind, which are currently the two fastest growing renewable energy sources, water energy/power is generally deemed much more reliable. Solar and wind energy currently only work when either the sun is up or the wind blows. Water energy, in suitable locations and given suitable weather conditions, has the potential to operate around the clock. In addition, certain waves, water streams and tides are generally easily predictable and generally have a relatively low cost related to data collection.

Wave Energy Potential

As a result of the shortcomings of each of the various renewable energy sources currently available, in order to successfully make the transition to an emission-free future, the world will need to use a diverse array of renewable energy sources, tailored to each region’s specific climate and environment, to generate the amounts of renewable energy from its available resource. Therefore, there is currently a need to adopt new renewable energy sources alongside more established sources.

One such resource is our oceans and seas, which, as reported by National Geographic, cover 71% of our planet’s surface and are an abundant source of renewable power. According to a 2020 report from IRENA, wave energy has the potential to meet all of global energy demand with potential global energy production from waves estimated at 29,500 terawatt-hours of electricity per year. In addition, according to the U.S. Department of Energy, as of January 2021, the potential in the United States is estimated at 3,500 terawatt-hours per year. Wave energy is currently an abundant renewable energy source, which has several significant advantages over other renewable energy sources. For example, it is available at night. In many locations around the world with significant and stable wave resources, power from WEC technology can be produced around the clock.

One of the greatest benefits of wave energy, especially if it’s nearshore or onshore, is that it may allow for power generation in proximity to population centers. Nearly 2.4 billion people, about 40% of the global population, live within 100 kilometers of a coast, according to a report from the United Nations. In addition, most of the world’s megacities are located near the coastline, with eight out of the ten largest cities in the world being located by the coast, according to an article from UN Atlas of the Oceans, which also highlights a trend in current population growth and migratory patterns which are seeing more people leaving the urban inland for life in cities. We believe that this results in making wave energy an increasingly attractive source of power generation.

Opportunities are expanding as the wave energy field evolves. According to a review article published by the Department of Mechanical Engineering, “Dunarea de Jos” University of Galati, Romania, the successful development of wave technology in the European wave market could generate 188 gigawatts (10%) of Europe’s electricity needs by 2050; provided, however, that for this to occur, there must be successful development and operation of new wave generation systems that are planned for 2022 to 2040.

In the 2019 European Green Deal, the European Commission identified the blue economy (a term used to describe sustainable use of ocean resources for economic growth, improved livelihoods, and jobs while preserving the health of ocean ecosystem), as having a central role to play in mitigating and adapting to climate change. To boost the European blue economy, in February 2020, the European Commission and European Investment Fund launched a 75 million Euro “Blue Invest” fund that provides financing to equity funds that strategically target and support companies and technologies in the blue economy sector. As more sources of renewable power are sought, governments and entrepreneurs are increasingly looking to our oceans and wave energy as a source of clean power. Further support for ocean energy can be seen in the United States, where the United States Department of Energy, or the DOE, opened new funding opportunities worth $22 million in 2020 for wave technology research and development. This comes in the wake of the DOE’s 2019 report “Powering the Blue Economy™: Exploring Opportunities for Marine Renewable Energy in Maritime Markets,” which outlines the potential of the ocean and tidal energy opportunities in the United States. This report highlights the increased potential of wave power as an important source of renewable energy and a viable part of the decarbonization of the energy sector.

Source: https:/academc.oup.com/ce/article/2/1/10/4924611

Ocean Energy

We believe that the increase in solar and wind energy cannot singlehandedly solve the world’s energy consumption needs because these types of energies are unlikely to have the capacity to completely replace fossil fuels. However, we believe that developments in these sectors have demonstrated the possibility that significant new technologies may enable large amounts of energy to be harvested in a reliable manner. Oceans, lakes and rivers, which contain significant amounts of kinetic energy, cover 75% of the earth’s surface. The kinetic energy in sea water is 832 times as high as in wind, whereas the average water flow in all of earth’s rivers is a million cubic meters per second, according to an article from The Economic Times.

Despite decades of development efforts, according to an IRENA report, ocean energy remains a largely untapped renewable energy source with two tidal barrage facilities representing more than 95% of the approximately 522 megawatts of operating capacity at the end of 2019. The IRENA report further indicates that ocean energy technologies deployed in open waters have seen positive development in the last few years, as both tidal current and wave energy deployments saw new capacity come online, particularly in the waters of Scotland. In 2020, the total capacity of tidal stream was 10.6 megawatts while wave energy amassed to 2.3 megawatts of capacity. Finally, this IRENA report from 2020 also estimated that in 2020, the pipeline for wave and tidal stream energy projects was 2.83 gigawatts, with up to 10 gigawatts of wave and tidal stream energy solutions potentially deployed by 2030.

Global Warming and the Need for Green Energy

The World Health Organization, or WHO, in 2014 characterized air pollution as “the world’s largest single environmental health risk.” The WHO estimates that 91% of the world’s population lives in places where air quality is below its guidelines. Furthermore, the WHO estimates that air pollution accounts for approximately 4.2 million deaths per year, with the WHO data showing that nine out of ten people breathe air that exceeds the WHO guideline limits for levels of pollutants, with low- and middle-income countries suffering from the highest exposures. In addition to these devastating figures, in 2019, an article from The World Bank stated that 840 million people lacked access to electricity. With 40% of the world’s population living within 100 kilometers of the coastline, we aspire to build wave energy power stations that will provide people access to electricity in proximity to their residence without creating air pollution.

While the increase in global energy consumption must be met, there is also a need for reduced pollution emerging from the energy sector. Today, more than ever before, public awareness regarding the detrimental impact pollution has on the environment is at a peak, and we expect the public awareness to continue to climb, with the consensus being that humans are the largest contributors to global warming.

The current status of global warming has resulted in several political efforts to assume responsibility and provide solutions for a more sustainable future. These political efforts are a largely contributing factor to the increased demand in renewable energy, an energy source generated from natural processes that are constantly replenished, including sunlight, geothermal heat, water, wind, tides and various forms of biomass.

Market growth for renewable energy has so far been somewhat restrained due to the high cost of investment. However, increased government funding and development in the technologies present new opportunities for future growth. Energy efficiency represents what could be the single largest potential contributor to global emissions reduction. The switch to this type of energy has the potential to reduce carbon dioxide emissions by billions of tons. For example, according to the World Resources Institute, in 2017 the United States passed the milestone of 1 billion light-emitting diode (LED) and compact fluorescent (CF) lights installed, avoiding what is estimated to be 142 million tons a year of carbon dioxide emissions, at a cost of about $7 per ton of avoided carbon dioxide. Political initiatives relating to the slowing of global warming include, but are not limited to:

●	The Paris Agreement, which was agreed upon at the UN’s annual climate conference in 2015 and signed in 2016, provides that those countries party to such agreement will undertake to take specific measures to reduce emissions and slow down global warming. According to the Convention, as of February 19, 2021, of the 197 parties to the Convention, 190 parties have ratified the Paris Agreement. Although, the United States, the second largest emitter of greenhouse gases after China, withdrew from the agreement in 2020, President Biden signed an executive order to have the United States rejoin the Paris Agreement.

●	The EU’s climate and energy goal states that greenhouse gas emissions by 2030 shall be reduced by 55% by the end of 2030 compared to 1990. In 2030, 32% of total energy consumption is expected to originate from renewable energy sources.

●	During COP26, it was clearly seen that the renewable energy market is facing major expansion. Energy day, which was one of the key thematic sessions taking place during the UN climate summit, started with the COP26 co-hosts echoing the words of the UN Secretary-General António Guterres: “consign coal to history”. President of the Conference, Alok Sharma, announced the new Global Clean Power Transition Statement, a commitment to end coal investments, scale up clean power, make a just transition, and phase out coal by the 2030s in major economies, and in the 2040s elsewhere. The pledge has 77 signatories, including 46 countries such as Poland, Vietnam, and Chile, and 23 of which are making commitments on ending coal for the first time. Meanwhile, the Powering Past Coal Alliance, which aims to achieve coal phase-out in a sustainable and economically inclusive way, welcomed new members that include seven countries and 14 financial institutions. Also, the governments of South Africa, France, Germany, the United Kingdom and the United States, along with the European Union, announced a new ambitious, long-term Just Energy Transition Partnership to support South Africa’s decarbonization efforts. U.S. President Joe Biden and President of the European Commission Ursula von der Leyen appeared virtually to officially present the Global Clean Power Transition Statement during COP26. A group of governments and public finance institutions across the world, including in the United States, European Union, Canada and the United Kingdom, have pledged to end direct support for the ‘unabated’ fossil fuel energy sector by the end of 2022.

In leading renewable markets such as Denmark, supranational, national and local community interests are aligned on the utilization of renewable energies. In the United States, under President Biden, there is an effort by the federal government to put renewable energies at the forefront. In others, such as Australia, where the national leadership is retreating on decarbonization efforts, cities, communities, and corporations have become the most relevant actors. They have stepped up to fill the vacuum and demand has continued to grow. Finally, the emerging markets that will see the most significant growth in electricity demand as they develop have leaped into a position of solar and wind leadership.

At a 2019 meeting in Paris, the Network for Greening the System, an alliance of central banks and financial regulators, published a letter in which they clarified that they can no longer ignore the obvious threat and risk that comes from climate change.

In 2021, in one of his first acts as a new administration, as noted above, President Biden rejoined the Paris Agreement. In addition, President Biden cancelled the controversial Keystone XL Pipeline. President Biden has listed tackling climate change as one of the core priorities of his presidency and has promised to facilitate significant investment into renewable energy and sustainable technologies. Furthermore, as part of President Biden’s $2 trillion pre-election plan to “Build a modern, sustainable infrastructure and an equitable clean energy future,” the administration has pledged over the next four years to invest significantly in and to escalate the use of clean energy in the transportation, electricity and building sectors in the United States.

In 2020, the New York State Pension Fund, one of the world’s largest state funds with over $226 billion in assets, stated that it will pursue divestment from companies that fail to meet its minimum standards, as part of a broader goal to transition its entire investment portfolio to net-zero emissions by 2040. Divestment by investors in fossil fuels has gained traction over the last several years, and, according to the US SIF Foundation’s Report on U.S. Sustainable and Impact Investing Trends 2020, money managers applied restrictions related to fossil fuels across $374 billion in assets under management in 2020. Additionally, at the outset of 2020, institutional asset owners adopted fossil fuel restrictions or divestment policies that apply to $770 billion in assets. Moreover, according to Fossil Free, a public fossil fuel divestment campaign, institutions and individuals worldwide representing about $14 trillion in assets have so far made public commitments to divest from fossil fuels.

 Revenue Models

WEC Technology

To date we have not generated any significant revenues. However, if we are able to commercialize our WEC technology, we expect to seek to generate revenue for our projects under three distinct models: (1) Build, Own, Operate, or BOO, (2) Build, Own, Transfer, or BOT, and (3) Joint Venture or Turnkey projects, pursuant to which we expect to recognize revenue, if any. To date, we have not generated any revenue under any of these models.

Our commercial contracts with governments and governmental agencies, also referred to as our business to government customers, or B2G, subject to generating revenue from the sale of wave energy, is expected to fall under the BOO revenue stream, whereas our private business customers, or B2B segment, are expected to generally fall under the BOT or Joint Venture or Turnkey potential revenue stream.

●	Build, Own, Operate (BOO). Under this arrangement, we would own 100% of the project, and, therefore, we would finance and provide the operation and maintenance for the power station. We expect that the electricity produced would usually be sold to the grid in-line with long-term power purchase agreements (expected to be up to 25 years) or other agreement types. This model incurs a higher initial investment cost but, assuming successful implementation, is expected to give a long-term recurring revenue stream from the amount of electricity that we sell to the grid.

●	Build, Own, Transfer (BOT). Under this arrangement, we would build the power station and then sell the power station. We believe that long-term fixed price revenue that may be generated by the power stations under Power Purchase Agreements may be attractive for institutional investors, who can pay a premium price to purchase the power stations due to their low required rate of return (in comparison to other purchasers).

●	Joint Venture/Turnkey. Under this arrangement, we would be responsible for constructing and operating the power station. When the construction is completed, we then invoice the partner the cost of construction plus an agreed margin after which they will be sole or joint owners of the power plant. Thereafter, the project would adopt the BOO revenue model (with the exception of the 100% stake and revenue interest) and the resulting revenue stream from electricity sales would be split between us and the joint venture partners. In addition to this joint venture path, we may also sell projects on a turnkey basis as we believe that it would provide us with a faster path to positive cash flow, and as such, may enable us to scale up the business at a more rapid rate. Under this arrangement, we may provide the technology and know-how and an exclusive license for our technology to be held by the joint venture entity in the respective country, and the partner may bring its knowledge and expertise in securing land, grid connection approval and funding for the power stations to be developed by such joint venture. Our Jaffa Port project is an example of our Joint Venture Agreement with the EDF Renewables IL. These joint venture agreements, such as the one we have with EDF Renewables, may provide our partners with certain beneficial rights. For instance, our Joint Venture Agreement with EDF Renewables IL provides EDF Renewables with a right of first look for three years from the date of the agreement (May 2019) on any M&A transaction that EWP Israel may seek to execute and also provides EDF Renewables IL with a right of first offer for the first five years of the agreement to participate in the joint development of any other project using our technology for a wave energy station in Israel of above 0.25 megawatts.

As is customary in our industry, we believe that in order to commercialize our WEC technology, especially under the BOO model, which is very capital intensive because we finance and provide the operation and maintenance for the power stations, we will require additional financing. In the future, we expect to achieve this by way of debt financing, which is a common and relatively cheaper method of financing of energy projects such as ours, either with or without additional equity financing.

Wave Energy Services

In addition to our operations involving the sale/lease of our WEC technology, we also intend on expanding our product offering by providing increased project development products and services. One of these services is the offering of feasibility studies for our potential clients, which we believe will add to customer value and may provide an additional revenue stream for us in the event the feasibility study leads to initiation of commercial projects. During 2020, we entered into our first Feasibility Study Agreement with MSMART Future Technology in Vietnam, which was completed during 2021. These feasibility studies are conducted to study the wave energy resource and preliminary project feasibility potential at a specific location and are performed as a precursor to a more robust collaboration and project at the location.

In addition, we are working on further expanding our product portfolio through the development of our new smart WPV software, intended to provide real-time production verification that will allow preventative-predictive and corrective measures to be taken. We plan to release the software for use by third parties, such as other wave energy developers, as well as relevant research institutions and leading universities, through unique licensing agreements. We believe that the addition of these two services, and potentially others, will help position us as not only as a technology provider, but also as a world-leader in a proprietary software for the growth of the wave energy industry.

Competitive Advantages

Research has shown that renewable energy has the potential to be a long-lasting, profitable and efficient source of energy. We believe that wave energy will become an integral part of the world’s renewable energy mix. Other wave energy companies primarily focus on offshore installations, due to the belief that there are more significant wave heights in the offshore. However, these systems have struggled to commercialize, for among other reasons, those listed below, which we believe are competitive advantages that we currently hold over these and other offshore competitors.

●	Reliable. We believe that our technology is extremely reliable as compared to other WEC technologies, and more specifically those that are offshore solutions. Unlike many of our competitors, our WEC technology, with the exception of our floater mechanisms, is located on land. Therefore, our conversion unit (the part of the system that holds the energy generation equipment) is not subject to an aggressive offshore marine environment. Furthermore, we utilize a storm protection mechanism, which is meant to prevent damage to the floaters during storms.

●	Cost Efficient. The price of our WEC technology is highly competitive with a total forecasted capital expenditure of 1.2 ($1.5 million) to 1.8 ($2.2 million) million Euro per megawatt (the actual price may vary and final price is dependent on the amount of floaters needed per site, the work that must be performed for the installation of the systems to the existing structure, or the necessity of the construction of a new structure, and the proximity to the nearest substation or grid connection point). This capital expenditure is significantly lower than the price of the offshore competition, which, according to the World Energy Council World Energy Perspective Cost of Energy Technologies report, can range from a minimum of $5.48 million (4.52 million Euro) per megawatt to a sum as high as $16.05 million (13.24 million Euro) per megawatt, due to the fact that during both the installation of our system and the necessary operation and maintenance activities, we do not require the use of ships, divers, underwater cabling and mooring associated with offshore systems. As to the LCOE, based on our internal calculations that were derived using the International Energy Agency’s Ocean Energy Systems project LCOE calculation metrics, combined with our assumptions, we believe that it can be as low as 42 Euros ($50.89) per megawatt hour, in commercial scales.

●	Insurability. The reduced capital expenditures and high reliability associated with our WEC technology, as compared to various offshore solutions, has allowed us to receive insurance coverage for our power stations. For example, our installations in Gibraltar and Israel have been insured by notable insurance companies. Although we are able to maintain what we believe is sufficient insurance, we still face risks in connection with the insurance coverage that we maintain for our technology. See “Item 3. D. Risk Factors — Risks Related to Product Development and Commercialization” for additional information.

●	Modular and Scalable Design. Our WEC technology is fully modular, allowing us to scale projects, which is expected to minimize the common risks entailed in scalability. Our WEC technology can be scaled up to large-scale units of one megawatt or down to a few kilowatts for a purpose-built project.

●	Environmentally friendly. Our WEC technology does not connect to the ocean or sea floor, and as such, it is considered to be a more environmentally friendly and cleaner energy system.

A study by the Institute of Marine Sciences and Technology at Dokuz Eylül University determined that onshore, also referred to herein as nearshore, technologies have demonstrably higher survivability and are more cost effective than offshore solutions. In addition, in Dr. Peter Harrop’s study in IDTechEx, in highlighting the advantages of wave energy solutions, he noted that Bali has decided to utilize a 10 megawatt WEC solution in an effort to increase energy capacity without having to deal with huge infrastructure and other types of energy sources due to the “invisible” nature of WEC technology. Another recent study from Oregon State University and the Pacific Marine Energy Center noted the challenges in implementing WEC technology, while highlighting the importance of reliable, low maintenance WEC technology with minimal environmental impact for commercial wave energy generation.

Moreover, according to a May 2020 study by IRENA, a significant share of the of wave energy technologies operational today are point absorber technologies, such as our WEC technology. According to the study, more than half of the wave energy converter developers with high technology readiness levels focus on point absorbers due to their potential for wide range applicability. Finally, IRENA’s study concluded that most of the current and planned projects in the ocean energy industry are point absorbers and that future projections point towards this technology’s domination of the market.

In addition to the aforementioned competitive advantages that we believe we hold (all of which we believe are disadvantages to offshore WEC technologies), in deep water (where offshore solutions are placed), waves can travel in almost any direction, making it difficult to extract energy with offshore technology due to the fact that these waves are more difficult to predict and more complex to account for in system design, whereas, as shown below from a presentation at Texas A&M University, although the maximum wave power is higher offshore, as waves get closer to the shore, the direction of the waves becomes more consistent and milder (i.e., maximum wave heights in near-shore areas are closer to average wave heights), implying that the exploitable level of power offshore and nearshore is practically the same, which may be due to the fact that utilization of WEC technology offshore, specifically in deep water, can make it difficult to extract energy due to the uncontrollable movement of the waves. However, WEC solutions placed closer to shore, such as our WEC technology, generally encounter waves coming from the same direction, thereby potentially boosting the quantity of energy captured.

The following image depicts the wave height observed in offshore, nearshore and onshore areas.

Source: https://waveenergyconversiontamu15.weebly.com/theory-of-wave-energy--availability.html

Competition

The renewable energy industry is very competitive and characterized by rapidly advancing technologies with a strong emphasis on proprietary and cost-effective solutions that are environmentally friendly. We recognize that our competitive success will depend upon constant investments in innovative, pioneering technological solutions, while continuing to offer a cost-effective solution that is environmentally friendly. We expect to compete with other providers of renewable energy, and more specifically with in-ocean/sea autonomous power sources, where many of the providers are substantially larger than us and may have access to greater financial resources. Incumbent wave energy power providers may also represent established and reliable power sources and may have already gained customer acceptance. Our ability to compete successfully for business from customers seeking renewable energy, and more specifically, energy generated from ocean and sea waves will depend on our ability to produce and store energy reliably and at a total cost that is competitive with that of other sources, and on the on-going reliability of our product and the perception of our Company. Our ability to compete effectively may be adversely affected by our current need for additional financing and our future customers’ concerns about our long-term viability.

As of the end of the year ended December 31, 2021, there were over 400 companies, some with institutional funding, listed in the DOE Marine and Hydrokinetic, or MHK, Technology Database. This DOE database provides up-to-date information on MHK renewable energy technologies and companies, both in the United States and around the world. Some of these companies are located in the United Kingdom, continental Europe, Japan, Israel, the U.S. and Australia, and many of those companies are pursuing the utility, grid-connected energy market. The MHK industry continues to evolve as participants strive to differentiate themselves by promoting their specific technology focusing on cost and efficiency. The companies are subdivided by implementation: wave power, current power, tidal and ocean thermal energy conversion.

Project Development and Manufacturing

Most of our WEC technology is comprised from off the shelf components from leading manufacturers. The value chain below shows the technical project development process, which can be divided into six different steps as depicted in the image below: project planning, manufacturing, installation, grid-connection, operation and maintenance and de-commissioning. We are active in all of the stages, either independently or through sub-contractors.

We perform the initial project planning phase, which includes detailed feasibility studies, project licensing, and project design activities. Following the planning phase, our team then tenders manufacturers and suppliers for the procurement, manufacture and assembly of our technology’s sub-systems. The sub-systems can be classified as: (i) the mechanical sub-system, which is comprised of the floaters’ mechanisms; (ii) the hydraulic sub-system, which consists of the hydraulic components such as the accumulators, pistons, valves and hydraulic motors; (iii) the electrical sub-system, consisting of the electrical components such as the generators and inverters; and (iv) the control and automation sub-system, which is a proprietary software developed by and for us. All of the sub-systems are manufactured by parties who we believe are experienced third-party manufacturers and suppliers. The installation to the marine structure phase of the project is then performed by a selected civil engineering company which is experienced in installation works in the sea/ocean environment.

The grid-connection phase is then performed by a relevant electric company. Depending on the business model for a particular project (BOO, BOT or Joint Venture/Turnkey), the operation and maintenance is either performed by our team directly or by a local subcontractor or by the customer after undergoing training in the operation and maintenance of our technology. The final de-commissioning phase is performed by a civil engineering company with experience in the de-commissioning of energy projects in an industry accepted manner.

In most projects, we work with several different types of suppliers and manufacturers throughout the value chain. We work with and procure parts from leading brand name manufacturers known for extensive expertise and product quality such as Siemens. We do not believe that we are dependent on any single vendor for manufacturing the components of and materials for our WEC technology.

Previously, on our Gibraltar project, ABB, formerly known as Asea Brown Boveri Ltd., installed the inverters and assisted in connecting the inverters to the grid, which was performed by the GibElectric, the national electric utility provider in Gibraltar. Most of the significant hydraulic parts in the Gibraltar and EDF EWP One project were manufactured by BOSCH Rexroth AG, Parker and other brand names, and were procured and installed by a sub-contractor.

The floaters mechanisms for our system are built locally in each location, on-site, while the WEC units (conversion units) are constructed in Israel and delivered and installed on-site. Our engineers are responsible for integration of the parts, thereby allowing us to keep important know-how inhouse.

Part of our rationale in procuring parts from and working with experienced and brand name manufacturers is to ensure the availability of parts worldwide. In our experience, parts from experienced manufactures are generally available in almost every country around the world and can be easily procured and assembled in a project in almost any environment. Since most of our WEC technology is comprised of off-the-shelf parts from the aforementioned manufacturers, we believe we face some exposure to fluctuations in the prices of raw materials or other supplies which influence the price of parts from the experienced brand name manufacturers we work with.

Marketing and Sales

We continue to enhance our marketing capabilities across our target markets and we are actively marketing our WEC technology. We currently use a direct sales force consisting of employees and industry expert consultants. Among other things, we attend relevant industry conferences and cleantech forums such as the UN Summits on Climate Change COP22, COP23 and COP26, the World Energy Congress and the Smart Energy Summit. We also host delegations and dignitaries for demonstration tours of our demo plant in our offices and in our power station which is currently under construction in Jaffa Port, as well as participate in governmental trade and investment delegations.

In addition to our ongoing B2B and B2G digital marketing efforts, we also frequently receive attention from international media outlets, including Wired Magazine, CNN, MSN, BBC, SKY News, the Economist, Forbes, Bloomberg, National Geographic, and Reuters. In addition to attention from these media outlets, we have been featured in videos made by other high profile parties, including Google, the UN Environment Program, i24 News, the Weather Channel, Energy Observer, the Sustainable Markets Initiative by His Royal Highness Prince Charles and the World Economic Forum and Solar Impulse.

Because our solutions use technology which is not yet fully adopted by our target markets, we expect that the customer decision process could require us to spend substantial time educating end-users and stakeholders, which may result in a lengthy sales cycle.

Intellectual Property

We believe that our technology differentiates us from other providers of wave energy conversion technologies. As a result, our success depends in part on our ability to obtain and maintain proprietary protection for our products, technology and know-how to operate without infringing upon the proprietary rights of others and to prevent others from infringing upon our proprietary rights. Therefore, we invest significant resources in the submission and maintenance of our global patent portfolio.

Our policy is to seek to protect our proprietary position by, among other methods, filing patent applications across the globe related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how and continuing technological innovation and may rely on licensing opportunities to develop and maintain our proprietary position.

The following is a list of our issued patents and allowed patent applications as of the date of this annual report on Form 20-F:

Application/ Patent Number	Subject	Status
Israel 215739	A pontoon with sharpened front and sloping back	Approved on October 24, 2017
Israel 246192	A system for lifting and submerging pontoon during storm	Registered on October 1, 2019
Israel 246193	A system with shock absorber for preventing breakage of jib connections	Approved on October 24, 2017
Israel 246194	A system for changing a working volume of a hydro motor according to electricity demand	Registered on November 30, 2019
Israel 254987	A pontoon with left-and-right front diagonal sides for splitting progressive sea waves	Registered on October 31, 2020
Israel 254988	A pontoon with sharpened front and left-and-right front diagonal sides	Registered on September 1, 2020
Israel 254990	A system including a pontoon with a vertical cylinder anchored to the bottom	Registered on October 31, 2020
Israel 254991	A system including a pontoon with a pair of parallel jibs	Registered on May 1, 2021
Israel 254992	A system with secondary accumulator and shock absorber for preventing breakage of jib connections	Registered on June 2, 2021
Israel 254993	A system for regulating pressure in hydraulic accumulator	Registered on August 31, 2019
Israel 254994	A system with double acting hydraulic cylinders and secondary accumulator	Registered on June 2, 2021

The following is a list of our patent applications as of the date of this annual report on Form 20-F:

Application/ Patent Number	Subject	Status
US 16/762931	System for generation of electricity or clean water from waves or combined system	In examination
EPO 17932991.7	System for generation of electricity or clean water from waves or combined system	In examination
Israel 274332	System for generation of electricity or clean water from waves or combined system	Waiting for examination
Israel 254989	A method for changing load intensity on a connection point that uses a jib with several connecting points for protecting its connections to a back wall	In examination
Israel 268942	Combined sea wave photovoltaic power plant	Waiting for examination
PCT/IL2019/051015	A combined sea wave photovoltaic power plant	Pending

Government Regulation

Our technology is subject to regulation in foreign jurisdictions in which we are currently pursuing projects concerning, among other areas, site approvals, environmental approvals and compliance. In order to encourage the adoption of wave energy solutions, such as our WEC technology, some governments offer subsidies and other financial incentives and have mandated renewable energy targets, which some of our customers may be able to leverage. However, these subsidies, incentives and targets may change or may not be applicable to our technology, and, therefore, may not be available to our customers.

The renewable energy industry has also been subject to increasing regulation. As the renewable energy industry continues to evolve, and as the wave energy industry continues to evolve, we anticipate that wave energy technologies and our technology and deployment of our technology will be subject to increased oversight and regulation in accordance with international, national, and local regulations relating to safety, sites and environmental protection. The government practices and regulations that we followed to date in the various jurisdictions listed below are subject to change and there can be no guarantee that we will be required to follow the same practices in the future or if additional rules and/or regulations will be implemented that have a material impact on our operations in such jurisdictions. As we pursue new projects in new jurisdictions, such as in Spain and the United States, we will become subject to regulations applicable to the renewable energy industry and, in particular, wave energy industry in such jurisdictions (if such regulations are currently existent or will be developed).

Portuguese Regulation

Site Approval and Compliance. In Portugal, federal agencies regulate the siting of long-term renewable energy projects and related-uses located in the ocean. For example, in our Portugal project, APDL, which manages the Douro, Leixões and Viana do Castelo ports and the inland waterway of Douro river, granted EWP Israel the preliminary Concession Agreement to use four sites under the management of APDL for the project.

We are subject to various regulations and require various licenses and permits for construction and operation of our wave energy power station, for example, a Private Use of Maritime Public Domain Title, known in Portuguese as a Título de Utilização de Recursos Hídricos. A wave energy power station with capacity up to one megawatt in Portugal requires formal confirmation from a municipality that a prior control procedure, such as construction licensing proceeding or prior communication, is applicable for the project. Additionally, the Directorate General for Energy and Geology needs to approve and accredit the party, applying to construct and operate a wave energy power station with capacity up to one megawatt, as well as to provide permission to the party to connect to the grid. A party seeking to construct and operate a wave energy power station with capacity above one megawatt, in addition to the foregoing permits and licenses, is also required to carry out a preliminary environmental study and obtain a construction permit from the city council, among other things.

Gibraltar Regulation

Site Approval and Compliance, and Subsidies and Incentives. In Gibraltar, the Government of Gibraltar and GibElectric granted EWP Israel the right to use land to construct our wave energy plant. The Government of Gibraltar sets the conditions and delineates the process for connecting EWP Israel’s five megawatt wave energy power station to the Gibraltar national electrical grid, and determines the remuneration scheme for the sale of wave generated electricity to the national grid. EWP Israel, or EWP Gibraltar, will also have to apply for requisite environmental, health and safety permits and trade license and conduct an environmental impact assessment. According to the terms of the Power Purchase Agreement, for the pilot phase of 100 kilowatts (or 0.1 megawatt), EWP Israel had to obtain planning permission from the Development and Planning Commission of Gibraltar and approval under the Building Regulations. For the five megawatt project, if executed, the Company will also have to submit for requisite environmental and health and safety permits and trade license and an environmental impact assessment.

Although we hold a PPA in Gibraltar, at this time, we do not believe that our project in Gibraltar is material to our business.

Israel Regulation

Site Approval and Compliance, and Subsidies and Incentives. For our EDF EWP One project, EWP Israel obtained approval to use the site from Atarim and conducted two engineering coordination processes, one for the grid connection works and the other one for the location of the WEC unit, the cement works and the connection of the floaters to the breakwaters. The organizations that had to provide approvals as part of these process are the Israel electric company, the Israeli water company, Shefa (a part of the Tel Aviv municipality), Jaffa Port, Atarim and others.

Mexico Regulation

Site Approval and Compliance. In Mexico, federal agencies regulate the siting of long-term renewable energy projects and related-uses located in the sea. In the case of Mexico, we purchased land in the municipality of Manzanillo.

Environmental Approval and Compliance. In Mexico, Eco Wave Power Manzanillo One has commenced the process for receiving licensing approval for a five megawatt Manzanillo project. In connection therewith, Eco Wave Power Manzanillo One received the following approvals:

1. Sea Portion Concession from the Communications and Transport Ministry

2. Environmental Impact Manifestation approved by the Environment and Natural Resources Ministry

3. Federal Sea & Land Zone Concession granted by the Environment and Natural Resources Ministry

4. Non-Inexpediency to building the construction approval by the Municipality

5. Authorization of Validation of Social Impact by the Ministry of Energy

6. Opinion of Non-Affectation of Navigation by the Marine Ministry

7. Pre-Feasibility of Interconnection and Generation approved by National Center for Energy Control

Although these approvals have been obtained, they may be rescinded if Eco Wave Power Manzanillo One does not meet certain conditions. In addition, at this time, we do not believe that our project in Mexico is material to our business we are not currently planning to pursue this project in the near future.

C.	Organizational Structure.

We conduct our operations through our wholly-owned subsidiary EWP Israel. In addition to EWP Israel, we have a number of other subsidiaries in Mexico, Portugal, Gibraltar, Australia and the People’s Republic of China.

Eco Wave Power Ltd., also referred to as EWP Israel, is our wholly-owned subsidiary incorporated in Israel in 2011. The subsidiary has 13 employees and contains the majority of the management, marketing, sales and engineering personnel in our Company. EWP Israel is responsible for the management of our subsidiary companies, the development of our project pipeline, the operation of our Company’s existing projects, the development and construction of new projects, research and development activities for our wave energy technology, and the maintenance and expansion of our intellectual property portfolio.

Eco Wave Power Gibraltar Ltd., or EWP Gibraltar, is a wholly-owned subsidiary of EWP Israel, incorporated in Gibraltar in 2015. EWP Gibraltar operates as the subsidiary which managed the operation and maintenance of our Company’s Gibraltar power station and was responsible for the development of the project.

Eco Wave Power Mexico is a partly-owned subsidiary of EWP Israel, incorporated as a joint venture in Mexico in 2014. Eco Wave Power Mexico operated as the subsidiary responsible for the development, implementation, and management of our Manzanillo I project as well as the development of the EWP technology in Mexico. Although we currently own 60% of the issued and outstanding shares of Eco Wave Power Mexico, as a result of an investment into this entity certain investors have the right to receive shares in this company which would dilute our ownership in it to 54% of the issued and outstanding share capital.

Eco Wave Power Manzanillo 1. is a majority-owned subsidiary of Eco Wave Power Mexico, incorporated in Mexico in 2016. Eco Wave Power Manzanillo 1. will operate as a special purpose vehicle and is a project company for the EWP Manzanillo I project (if constructed).

EW Portugal-Wave Energy Solutions, Unipessoal Ida., is a wholly-owned subsidiary of EWP Israel, incorporated in Portugal in 2020. EW Portugal operates as the main company for the development of the APDL project.

EDF-EWP One Ltd. is a partly owned subsidiary of EWP Israel, incorporated in Israel in 2019. EDF-EWP One Ltd. is a special purpose vehicle that is jointly managed by EWP and EDF Renewables IL and is responsible for the development, implementation and management of the EDF EWP One project in Jaffa Port, Israel.

Eco Wave Power Australia PTY Ltd., or EWP Australia, is a wholly-owned subsidiary of EWP Israel, incorporated in Australia in 2019. EWP Australia operates as the main company for the development of the Company’s operations in Australia.

Suzhou Eco Wave Power Technology Co. Ltd. is a partly-owned subsidiary of EWP Israel, incorporated in China in 2014. Suzhou Eco Wave Power Technology Co. Ltd. operates as the main company for the development of the Company’s operations in China.

D.	Property, Plant and Equipment.

Our headquarters are located at 52 Derech Menahem Begin St., Tel Aviv 6713701, where we occupy approximately 315 square meters. Our lease ends on October 31, 2022, after exercising our option to extend the lease for an additional year thereafter subject to a 5% price increase. Our monthly rent payment as of December 2021, was approximately NIS 34,000 (approximately $11,000).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2019 and December 31, 2020 can be found in our prospectus dated July 1, 2021 filed with the SEC on July 2, 2021. (Registration No. 333-256515).

Overview

We are a wave energy company primarily engaged in the development of a smart and cost-efficient WEC technology that converts ocean and sea waves into clean electricity. Our wave energy technology is implemented onshore or nearshore, as opposed to offshore systems, and draws energy from incoming waves by converting the rising and falling motion of the waves into an efficient and clean energy generation process. In addition to our WEC technology, we are also building out a pipeline of ancillary technology services that we may provide to our clients and other parties, such as research institutions. These services currently include feasibility studies for potential clients of our WEC technology. We are also developing a smart WPV software, intended to provide real-time production verification that is expected to allow preventative-predictive and corrective measures to be taken. We believe that by providing these complementary services, we will be better positioned to be a leader of the wave energy industry.

We have entered into a variety of agreements with parties interested in the utilization of our WEC technology. These agreements consist of Power Purchase Agreements, Concession Agreements and other agreements in various stages, including letters of intent. Based on the terms of the agreements and our own calculations, we believe that we have a total worldwide pipeline of projects that may be up to 327.7 megawatts in size. Although the majority of the megawatts included in our pipeline are subject to preliminary agreements, we have a limited amount of megawatts that are subject to more advanced agreements, such as our Power Purchase Agreement in Gibraltar (which we are not currently actively working on advancing) for five megawatts, a Concession Agreement in Portugal for up to 20 megawatts, an Agreement in Spain for up to 2MW, an Interconnection Agreement in Mexico for up to 25 megawatts (which we are not currently actively working on advancing), a Pioneering Technology approval from the Israeli Ministry of Energy to construct a 100 kilowatt (or 0.1 megawatt) WEC array, which is in advanced construction in the Jaffa port in Israel, and a Collaboration Agreement with AltaSea in the Port of Los Angeles (to include among other things) for the relocation of our Gibraltar Pilot plant after its complete overhaul to the AltaSea premises in the Port of Los Angeles. Although some of these agreements may be deemed to be definitive, there is no guarantee that we will complete the construction of any WEC systems for such projects (or any others), as we will need to meet certain conditions and obtain certain licenses to reach the actual construction stage of such projects, of which there can be no guarantee. (See Item. 4.D. – “Risk Factors — Risks Related to Our Business Operations” for risks associated with our pipeline projects and Item. 4.B. – “Business — Project Pipeline” for additional information).

We plan to continue to develop the projects in our pipeline, specifically our EDF EWP One project, the relocation of our Pilot project from Gibraltar to the AltaSea premises in the Port of Los Angeles, and to work towards the completion of the licensing required for our megawatt project in Portugal and/or Spain, further expand our project pipeline, conduct research and development aimed at continuing to upgrade and improve our WEC technology, continue the reinforcement of our patent portfolio, and to expand the team that will help us achieve our growth strategy. We expect the development cost of launching any commercial-scale project (i.e., at least 20 megawatts), will range from 1.2 million Euro ($1.5 million) to 1.8 million Euro ($2.2 million) for the cost of equipment per megawatt. In addition to the cost of equipment, the cost to launch a commercial-scale project will also include installation and connection to the local/regional electricity grid, which cost may significantly vary in accordance with the condition of the breakwater and/or the construction of a novel marine structure, and the distance from the nearest grid connection point. In addition, the price may vary significantly due to the wave climate in the region, as regions with lower wave climates may require significantly larger amounts of floaters to reach an adequate capacity factor. At this time, most of our projects are either not of a commercial nature or in too early stage of their development to determine the exact final construction, installation, and grid connection costs. In addition, we expect that the costs of completing our pipeline projects will be impacted by applicable government regulations, some of which may cause the actual cost of getting to commercial launch to become more expensive.

The EDF EWP One 100 kilowatt (or 0.1 megawatt) installed capacity project, which is the most advanced project in our pipeline and is currently in construction, is expected to cost, in the aggregate between $900,000 to $1 million depending on amounts of upgrades to be performed, installation and grid connection costs. The cost of the project is more than originally expected due to component price increases resulting from supply chain disruptions related to COVID-19 and different research and development activities to be performed at the site. The costs are to be divided equally between us and EDF Renewables IL,.

Our projects generally have the following development milestones, once an agreement and/or proper licenses have been entered:

●	pre-feasibility studies, which entail preliminary site suitability and energy potential assessments;

●	feasibility studies, which entail detailed civil engineering studies, wave studies, forecasting energy generation calculations, forecasting cost calculations, as well as site and project suitability assessments;

●	licensing (including securing grid connection approvals and terms and negotiating feed-in-tariffs, if not available), which generally entails securing all the licenses, permits, and approvals required for the development and construction of a power station at the relevant site;

●	detailed planning;

●	parts procurement, assembly, construction, installation; and

●	connection to the electricity grid and full system integration, followed by a test run.

In the short term, the effects of the COVID-19 were not positive, as it disrupted our ability to travel, and governments across the world imposed restrictions on movement that adversely impacted our ability to carry out our operations as usual in Israel, Gibraltar, Portugal and other countries. As a result of restrictions implemented by governments in counties within which we operate, we experienced certain delays in project execution as most of our projects are with ports, governments and public organizations, which put a priority, in the short term, on fighting the pandemic rather than putting in resources intended to promote innovative projects. For example, we have experienced delays in getting certain licenses required in order to commence construction of the first megawatt in the Portugal project, as well as delayed in the EWP-EDF One project and increase of price of components for the project.

The full extent to which the COVID-19 will impact our business will depend on future developments, which are highly uncertain and cannot be predicted. However, in the long term, we believe that COVID-19 will have a positive overall impact on the renewable energy industry, as we believe that the renewable energy sector will come out of the COVID-19 pandemic stronger than it was beforehand, based on the emphasis on sustainability in various plans for recovery from the pandemic. However, although opportunities have arisen in our industry as a result of the COVID-19 pandemic, COVID-19 has also presented a number of challenges for all businesses around the world, including ours. We believe that we reacted quickly to COVID-19 and we have come up with a clear and responsible plan, which at its core we believe maintains the safety of our employees, while intended to help us achieve our operational targets.

Revenue

Our 2021 revenues of $31,000 were from services we provided in connection with a feasibility study in Asia. To date, we have not generated any revenue from product sales and do not expect to generate any significant revenue from product sales for at least the next several years.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, sales and marketing expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, depreciation and other research and development expenses.

The following table discloses the breakdown of research and development expenses:

	For the Year Ended December 31,
USD in thousands	2021	2020
Payroll and related expenses	540	394
Depreciation	140	21
Total	670	415
Less – Grants received	(10)	(49)
Total	670	366

We expect that our research and development expenses will materially increase as we grow our project pipeline and increase project execution rates in new locations.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries, marketing and advertising services, including public relations and investor relations, and travel.

The following table discloses the breakdown of sales and marketing expenses:

	For the Year Ended December 31,
USD in thousands	2021	2020
Payroll and related expenses	337	289
Overseas travels	56	24
Other	92	44
Less – Grants received	-	(9)
Total	485	348

We expect that our sales and marketing expenses will materially increase as we add more projects to our project pipeline, which will result in the need for marketing in new areas of operation.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries, professional service fees, depreciation, and other general and administrative expenses, such as rent and consulting fees.

The following table discloses the breakdown of general and administrative expenses:

	For the Year Ended December 31,
USD in thousands	2021	2020
Payroll and related expenses	824	614
Professional services	431	138
Depreciation	116	102
Other	538	250
Total	1,909	1,104

We expect that our general and administrative expenses will materially increase as we grow our operations, specifically in terms of employee headcount, professional support and legal costs.

Results of Operations

Comparison of the Year Ended December 31, 2020 and 2021

The following table summarizes our results of operations for the year ended December 31, 2020 and 2021:

	For the Year Ended December 31,
USD in thousands	2021	2020
Revenues	31	-
Cost of sales	(27)	-
Gross profit	4	-
Research and development expenses	(670)	(366)
Seles and marketing expenses	(485)	(348)
General and administrative expenses	(1,909)	(1,104)
Share of net loss of a joint venture accounted for using the equity method	(10)	-
Operating loss	(3,070)	(1,818)
Financial income (expenses), net	723	(151)
Loss before income tax	(2,347)	(1,969)
Income tax expense	-	(1)
Net loss	(2,347)	(1,970)

Research and Development Expenses

Research and development expenses increased by $0.3 million, or 81%, to $0.67 million for the year ended December 31, 2021, compared to $0.37 million for the year ended December 31, 2020. This increase resulted mainly from payroll expenses and a reduction in grants received.

Sales and Marketing Expenses

Sales and marketing expenses increased by $0.14 million, or 39%, to $0.49 million for the year ended December 31, 2021, compared to approximately $0.35 million for year ended December 31, 2020. This increase was mainly the result of payroll expenses and an increase in overseas travel and other sales and marketing activities in 2021.

General and Administrative Expenses

General and administrative expenses increased by $0.8 million, or 73%, to $1.9 million for the year ended December 31, 2021, compared to $1.1 million for year ended December 31, 2020. This increase was mainly the result of an increase in professional services expenditures associated with the capital reorganization in 2021 as well as an increase in insurance costs and payroll expenses.

Operating loss

Operating loss increased by $1.2 million, or 68%, to $3.0 million for the year ended December 31, 2021, compared to $1.8 million for year ended December 31, 2020. This increase was mainly the result of the increase in general and administration expenses mainly due to an increase in professional services expenditures associated with the capital reorganization in our fiscal year ended December 31, 2021, an increase in insurance costs and payroll expenses.

Financial Income (Expenses), Net

Net financial income and expenses increased by $0.88 million to $0.72 million financial income for the year ended December 31, 2021, compared to $0.15 million financial expenses for year ended December 31, 2020. This increase was mainly the result of increase in income from foreign exchange differences and a reduction in bank commissions.

Net Loss

Net loss increased by $0.38 million, or 19%, to $2.35 million for the year ended December 31, 2021, compared to $1.97 million for year ended December 31, 2020. This increase was mainly the result of the increase in general and administration expenses.

B. Liquidity and Capital Resources.

Overview

Since the inception of EWP Israel and through December 31, 2021, we have funded our operations principally with $25.4 million from the sale of our Common Shares in our initial public offering on Nasdaq First North, from private issuances of Common Shares, from our public offering of our ADSs on the Nasdaq Capital Market, from shareholder loans and from the receipt of various government grants. As of December 31, 2021, we had $14.6 million in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	For the Year Ended December 31,
USD in thousands	2021	2020
Cash used in operating activities, net	(2,530)	(2,107)
Cash used in investing activities, net	(130)	(129)
Cash provided by (used in) financing activities, net	7,861	(96)
Net increase (decrease) in cash and cash equivalents	5,201	(2,332)
Effect of exchange rate changes on cash and cash equivalents	(1,314)	1,364

Operating Activities

Net cash used in operating activities of $2.53 million during the year ended December 31, 2021 was primarily used for the payment of $530,000 for research and development activities, $485,000 for sales and marketing and an aggregate of $1.52 million in salary and professional services and other miscellaneous expenses and other payables.

Net cash used in operating activities of $2.1 million during the year ended December 31, 2020 was primarily used for the payment of $345,000 for research and development activities, $348,000 for sales and marketing and an aggregate of $1.1 million in salary and professional services and other miscellaneous expenses and $342,000 to other payables.

Net cash used in operating activities increased by $0.4 million, to approximately $2.53 million for the year ended December 31, 2021, compared to approximately $2.11 million for year ended December 31, 2020. This increase was mainly the result of an increase in operating loss.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2021 consisted mainly of $0.13 million relating to investment in a joint venture of $0.12 million and to purchases of property and equipment of $0.01 million.

Net cash used in investing activities in the year ended December 31, 2020 consisted mainly of $0.13 million relating to purchases of property and equipment of $0.18 million, offset by proceeds from short term deposits of $0.05 million.

Net cash used in investing activities amounted to $0.13 million for the year ended December 31, 2021 compared to $0.13 million for the year ended December 31, 2020. Cash used in investing activities in 2021 was mainly relating to investment in a joint venture.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2021 consisted mainly of $9.2 million relating mainly to proceeds from issuance of share capital, net of issuance costs of $1.24 million.

Net cash used in financing activities in the year ended December 31, 2020 consisted mainly of $0.1 million relating to the payment of principal under our contractual lease payments.

Net cash provided by financing activities increased by $8 million, to $7.9 million for the year ended December 31, 2021 compared to net cash used in financing activities of $0.1 million for the year ended December 31, 2020. This increase was mainly due to proceeds from issuance of share capital, net of issuance costs in the aggregate amount of $7.96 million in 2021.

On March 7, 2019, EWP Israel signed a loan agreement with PortXL Netherlands B.V., or PortXL, to provide EWP Israel with 100,000 Euro (approximately $113,000). The loan consisted of two components: (1) 85,000 Euro (approximately $96,000) in kind consisting of services related to participating in PortXL’s startup accelerator program was provided; and (2) 15,000 Euro (approximately $17,000) was provided in cash. The loan bears a compounded fixed interest of 5% per annum, accruing from April 1, 2019 through March 31, 2028. The outstanding balance of the loan and any accrued and unpaid interest thereon shall be due and payable in five annual installments, commencing from April 1, 2023. EWP Israel is entitled to prepay any part of the loan and/or the interest at any time, without any premium or penalty in its sole discretion. To the extent that EWP Israel fails to repay the loan when due, PortXL shall be entitled, as a sole remedy, to be issued ordinary shares of EWP Israel in such number equal to the unpaid balance of the loan and the accrued interest, divided by $357.825, which is the value of such ordinary shares prior to our initial public offering on Nasdaq First North. According to the loan agreement, EWP Israel is obligated to send PortXL audited financial statements, once such statements are available. As of December 31, 2021, the amount outstanding under the loan agreement with PortXL was $129,000.

In July 2019, we conducted our initial public offering on Nasdaq First North, in which we raised approximately SEK 111.6 million ($11.95 million) in net proceeds, which represented that majority of the net cash provided by financing activities in the year ended December 31, 2019.

In July 2021, we completed an underwritten public offering on Nasdaq Capital Market in which we raised approximately $7.96 million in net proceeds, which represented the majority of the net cash provided by financing activities in the year ended December 31, 2021

As of December 31, 2021, we also have the following indebtedness from loans received from a related party. (See Item. 7.B. – “Related Party Transactions” for additional information).

●	In connection with a loan received during the course of 2011 through 2016, EWP Israel entered into loan agreements with David Leb, a shareholder of the Company and a member of our board of directors, in the amounts of $200,000 and $800,000, or the First Shareholder Loan and the Second Shareholder Loan, respectively. According to the terms of the First Shareholder Loan, EWP Israel agreed to repay the borrowed amount through monthly payments of $666, commencing from January 2019. The First Shareholder Loan carries an annual interest rate of 4% per year, compounded annually and the principal amount and the interest thereon were scheduled to mature in January 2020. Pursuant to a side letter entered into in January 2021 by us and Mr. Leb, the First Shareholder Loan is scheduled to mature in January 2022. According to the terms of the Second Shareholder Loan, EWP Israel agreed to repay the borrowed amount, interest-free, within 36 months, or the Maturity Date. In the event repayment is not made by the Maturity Date, the Second Shareholder Loan will begin to carry an interest rate of 4% per annum. We are currently accruing interest on the loan amount, as we have not yet decided whether to repay the loan, as per the terms of the loan agreement. Pursuant to a side letter from Mr. Leb dated December 31, 2021, the repayment of the loan will depend on the Company’s financial condition and any demand to repay the loan will not be made prior to January 2023

In addition, we previously received a variety of grants, including royalty and non-royalty bearing grants, and other commitments.

The Committee provided a loan in the aggregate amount of RMB 3,977,700 (approximately $570,000) to EWP Suzhou. In order to repay the principal amount of the loan and interest accrued thereon, pursuant to the terms of the agreement, EWP Suzhou is scheduled to pay the Committee 3% of the net proceeds from commercialization of its future projects and products in addition to 5% annual interest, until the full amount is repaid. There have been no proceeds in China since 2013 and there are no expected significant proceeds from near future projects in China. In addition, EWP Suzhou is also obligated to pay to CS 5% of the net proceeds from commercialization of its future projects for a term of 10 years from the date of the agreement. See Note 15(b) to the audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

Non-royalty bearing grants that we have received, and which we are not required to repay, include an Australian Dollar 75,000 ($54,000) non-royalty bearing grant from the government of Queensland Australia in order to support our operations and further growth in Australia, along with a 50,000 Euro ($56,000) grant from the European Commission’s Horizon 2020 program, a $2,500 grant from Vital Voices Global Partnership to install certain equipment for the power station at the EDF EWP One Project and a 7,500 Euro ($8,500) grant from MazeX program for marketing and business development in Portugal. Non-royalty bearing grants which we have been awarded but we have not yet received include a103,993 GBP ($140,045) grant from Innovate UK through the Energy Catalyst Round 8: clean energy- experimental development competition, a 8,480 GBP ($11,420) grant from the Wohl Clean Growth Alliance and a 178,500 Euro (approximately $202,000) from the EU Horizon 2020 Research and Innovation Programme as part of the ILIAD consortium.

We also were approved a royalty-bearing grant in the aggregate amount of up to NIS 492,000 (approximately $158,000) that we have partially received from the Israeli Ministry of Energy pursuant to a financing agreement. To date we have received NIS 420,000 (approximately $135,000) of the grant. Pursuant to the terms of this agreement, we are to receive installation payments, which started in January 2019, and the last of which we are scheduled to receive after we file the final project report with the Israeli Ministry of Energy. We are committed to pay royalties at a rate of 5.0% from commercialization of the project’s know-how and intellectual property up to the cumulative amount of the grant, linked to the Israeli consumer price index, and with the addition of the interest rate of the Accountant General of Israel.

Current Outlook

We have financed our operations to date primarily through proceeds from the sale of our Common Shares in our initial public offering on Nasdaq First North, from private issuances of shares by EWP Israel prior to our initial public offering on Nasdaq First North, from the public offering of our ADSs on Nasdaq Capital Market, from shareholder loans and from the receipt of various government grants. We have incurred losses and generated negative cash flows from operations since the inception of EWP Israel in 2011. Through the end of 2021, we have not generated any significant revenue, and we do not expect to generate significant revenues from the sale of our products in the near future.

As of December 31, 2021, our cash and cash equivalents were $14.6 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations through at least the next 12 months period from the date of this annual report on Form 20-F. However, we will require significant additional financing in future periods to continue to fully execute our business plans. We currently anticipate that we will be able to return to a level of operations more similar to that of our pre-COVID-19 level operations during the course of the year ending December 31, 2022, and as such, we intend to increase our operational activities in 2022.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	our research and development efforts, including our ability to finish research and development projects or product development within the allotted or expected timeline;

●	the cost, timing and outcomes of seeking to commercialize our products in a timely manner;

●	our ability to generate cash flows;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	the length of the COVID-19 pandemic and its impact on our research and development, operations and financial condition;

●	government regulation in our industry, and more specifically, the costs and timing of obtaining regulatory approval or permits to launch our technology in various geographical markets; and

●	the costs of, and timing for, strengthening our manufacturing agreements for production of our WEC technology.

Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through our existing cash, cash equivalents and short-term deposits, the net proceeds from the past offerings, loans, or debt or equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our products and projects in our pipeline. This may raise substantial doubts about our ability to continue as a going concern.

5.C	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2021 to the year ended December 31, 2020— Research and Development Expenses.”

In the years ended December 31, 2021, 2020 and 2019, our research and development expenses were $o.67 million, $0.37 million and $0.18 million, respectively, which consisted primarily of payroll and related personnel expenses.

5.D	Trend Information

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, and the extent to which our income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. – Risk Factors– Risks Related to Our Business Operations – Our business and operations have been and are likely to continue to be adversely affected by the evolving and ongoing COVID-19 pandemic.”

5.E.	Critical Accounting Estimates

We describe our significant accounting estimates more fully in Note 4 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. We believe that the accounting policies described below and in Note 4 are critical in order to fully understand and evaluate our financial condition and results of operations. By their very nature, such policies involve estimates that are subjective and complex and consequently may differ from actual results.

We prepare our financial statements in accordance with IFRS. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are recorded during the period in which the change to the estimate is made. We believe the following accounting policies require significant judgment and estimates by us in the preparation of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

Deferred taxes

Deferred taxes are recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Due to the fact that we are currently engaged primarily in research and development activities and we are not expected to generate taxable income in the foreseeable future, no deferred tax assets are included in the financial statements.

Government Grants

Government grants, which are received from the Israeli Ministry of Energy for an approved pioneering research and development program for research and development that we conduct, fall within the scope of a “forgivable loan,” as set forth in International Accounting Standard 20 Accounting for Government Grants and Disclosure of Government Assistance.

As approved by the Israeli Ministry of Energy, the grants are received in installments as the program progresses. We recognize each forgivable loan on a systematic basis at the same time that we record the related research and development costs for which the grant is received, provided that there is reasonable assurance that (a) we will comply with the conditions attached to the grant, and (b) it is probable that the grant will be received (usually upon receipt of approval notice). The amount of the forgivable loan is recognized based on the participation rate approved by the Israeli Ministry of Energy; thus, a forgivable loan is recognized as a receivable when approved research and development costs have been incurred before grant funds are received.

Since at the time of grant approval there is reasonable assurance that we will comply with the forgivable loan conditions attached to the grant, grant income is recorded against the related research and development expenses in the statements of loss and comprehensive loss.

If forgivable loans are initially carried to income, as described above, and in subsequent periods it is no longer reasonably assured that royalties will not be paid to the Israeli Ministry of Energy, we then recognize a liability that is measured based on our best estimate of the amount required to settle our obligation at the end of each reporting period.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, 50% of our liquid assets is held in SEK and 48% are held in USD while a certain portion of our expenses are denominated in NIS. For instance, in 2021, approximately 67% of our expenses were denominated in NIS. Changes of 5% and 10% in the USD exchange rate would have increased/decreased our operating expenses by 3% and 6%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our SEK denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

JOBS Act Transition Period

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of our initial public offering in the United States , (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our ADSs that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this annual report on Form 20-F:

Name	Age	Position
Mats Andersson(1)(2)	73	Chairman of the Board of Directors
Inna Braverman	36	Chief Executive Officer, Director
Aharon Yehuda	59	Chief Financial Officer
David Leb(2)	59	Director
Elias Jacobson(1)(2)	43	Director

(1)	Member of the Audit Committee
(2)	Independent Director (as defined under Nasdaq Stock Market rules)

Mats Andersson, Chairman of the Board of Directors

Mats Andersson has served as our Chairman of the board since July 2020. Mr. Andersson has over 40 years of managing and leadership experience serving as both Chief Executive Officer, Chief Operations Officer and on the board of directors of several companies. In addition to his current service as Chairman of the Board, Mr. Andersson serves as Chairman of the Board at private Swedish companies, Dafo AB, Bluetest AB, Gäfle Testteknik AB and CWT AB, and from 2016 until 2019, Mr. Andersson served in the same capacity at Ranplan AB. Mr. Andersson previously served as Chief Executive Officer of Unitraffic AB from 2005 to 2015, of Anticimex Group from 1995 to 2004, and of Conductor AB from 1989 to 1994. Mr. Andersson holds a Bachelor of Arts in English, Theory of Science, Astronomy from the University of Gothenburg and Master of Science in Engineering Physics from Chalmers University of Technology in Sweden.

Inna Braverman, Chief Executive Officer, Director

Inna Braverman co-founded EWP Israel in 2011 and has served as its Chief Executive Officer since its founding in 2011, and has served as our Chief Executive Officer since our incorporation in 2019. Ms. Braverman holds a B.A. in Political Science and Government and English Language and Literature from Haifa University in Israel.

Aharon Yehuda, Chief Financial Officer

Mr. Aharon Yehuda has served as our Chief Financial Officer since December 2020. Mr. Yehuda has over 20 years of experience as a Chief Financial Officer and has an additional decade of experience providing advisory, initial public offering and audit services to public and private companies in Israel. From 1999 and until November 2020, Mr. Yehuda served as the Chief Financial Officer of Turbochrome Ltd. (formerly Chromalloy Israel Ltd.) a company that operates in the aviation industry. Mr. Yehuda holds a B.A. in Economics and Accounting and M.B.A. from Tel-Aviv University in Israel.

David Leb, Director

David Leb co-founded EWP Israel in 2011 and has served as a board member since its founding, and has served as a member of our board of directors since our incorporation in 2019. Mr. Leb has over 30 years of business experience running various online enterprises and making investments in a variety of fields (blockchain based technologies and real estate) some of which have led to successful exits, including a publicly traded medical company on the Canadian Stock Exchange. Mr. Leb founded Rancho Estero, a camp near Santa Catalina, Panama in 2010, and since June 2020, Mr. Leb has been a member of the board of directors of BlingKa Inc. Mr. Leb holds a Bs.C. degree in Social Science from Dawson College.

Elias Jacobson, Director

Mr. Jacobson has served as a member of our board of directors since July 2020. Mr. Jacobson has extensive experience advising early stage companies and serving on the board of directors of private (and public) companies, as well as significant experience in the renewable energy and technology sectors. In 2020, he co-founded WiT Venture Partners AB, a Swedish venture capital firm. He has been serving as a member of the boards of Zensum AB since 2019, WPS Sweden AB since 2016 and MarketMath Europe AB since 2014, among others. His previous experience includes serving as the Chief Executive Officer and Chairman of Peltarion Energy AB from 2016 to 2017, the external CEO of Peltarion AB from 2017 to 2019 and of Swedish Modules I Emtunga AB from 2013 to 2014.

Family Relationships

There are no family relationships between any members of our executive officers and our directors.

Arrangements for Election of Directors and Members of Management

In general, members of our board of directors are elected by our shareholders and elected to serve pursuant to their appointment or election until the first annual general meeting of shareholders held thereafter. We are not a party to, and are not aware of, any voting agreements among our shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such.

B.	Compensation.

The following table presents all compensation paid by us to each of our directors and senior managers for the year ended December 31, 2021. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. During the year ended December 31, 2021, we did not pay any share-based compensation nor did we pay any other bonuses to our directors and senior management team.

All amounts reported in the tables below reflect the cost to the Company, in thousands of USD, for the year ended December 31, 2021.

	Salary	Pension, Retirement and Other Similar Benefits
Inna Braverman, Chief Executive Officer	507	42
Aharon Yehuda, Chief Financial Officer	165	16
Avi Waller, Chief Operating Officer(1)	36	-
Mats Andersson, Chairman of the Board of Directors	39	-
David Leb, Director	23	-
Elias Jacobson, Director	30	-

(1)	Mr. Waller was appointed as our Chief Operating Officer on October 13, 2021. On January 30, 2022, Mr. Waller’s employment agreement with us was mutually terminated.

Employment Agreements with Executive Officers

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.

We amended our employment agreement with our Chief Executive officer, Ms. Inna Braverman, to provide that upon a change of control, as defined in the amended agreement, Ms. Braverman will be entitled to a cash bonus of $2.0 million.

For a description of the terms of our options and option plans, referred to under Swedish law as warrants, see “Item 6. E. Share Ownership” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our Company.

C.	Board Practices.

Board of Directors

Our board of directors is currently composed of four members. Under the rules and regulations of Nasdaq, a director will qualify as “independent” if our board of directors affirmatively determines that he or she has no material relationship with us. Our board of directors has determined that, of our four directors, Mats Anderson, Elias Jacobson and David Leb are “independent,” as defined under Nasdaq Stock Market Rule 5605(a)(2) and as defined under the Swedish Code. The rulebook of the First North Growth Market requires at least one of the board members to be independent, as defined in the Swedish Code, of the Company, its management and its major shareholders. In addition, as a general rule, not more than half of the number of the members of the board of directors may serve as members of the Company’s executive management, and the entire management team may not serve on the board of directors. As such, the majority of our board members are considered to be independent under the corporate governance standards of Nasdaq and the Swedish Code (as applicable to a company whose shares are traded on the Nasdaq First North).

Our board of directors performs its duties in accordance with the rules of procedure of the board of directors. Pursuant to the Swedish Companies Act, our rules of procedure are reviewed and adopted by the board of directors annually. Our board of directors, including the chairman is elected by our shareholders at the annual general meeting and serve until the end of the next annual general meeting, with the possibility of re-election. In addition, our employees may, pursuant to statutory rules regarding the representation of employees on the board of directors, elect employee representatives to the board of directors. Currently the board of directors has no employee representatives.

Our board of directors established an audit committee in connection with the listing of our ADSs on Nasdaq. We do not have nor do we intend to have a compensation committee, or a committee performing a similar function, in the near future. Our board of directors does not believe that such a committee is required at this time in light of size of our Company, including the limited number of officers and due to the ability of our directors to provide oversight on this matter. As a result, our board of directors, as a whole, makes decisions with respect to our policies regarding compensation of our directors and officers, except that our Chief Executive Officer does not vote on any matters relating to her compensation as Chief Executive Officer.

Under Nasdaq Listing Rule 5615(b)(1), a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements and the committee composition requirements. Accordingly, a company listing in connection with its initial public offering shall be permitted to phase in its compliance with the committee composition requirements set forth in Nasdaq Listing Rule 5605(d)(2) and (e)(1)(B) as follows: (1) one member must satisfy the requirement at the time of listing; (2) a majority of members must satisfy the requirement within 90 days of listing; and (3) all members must satisfy the requirement within one year of listing. We intend to rely on the phase-in schedules set forth in the aforementioned Nasdaq Listing Rule with respect to the composition of our audit committee.

Committees of the Board of Directors

Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise. We intend to comply with this requirement in accordance with Nasdaq Listing Rule 5615(b)(1) and appoint the third member of our audit committee by July 1, 2022, one year from listing on Nasdaq.

The members of our audit committee include Mats Andersson and Elias Jacobson, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Elias Jacobson serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that Elias Jacobson is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

As a foreign private issuer, our audit committee is governed by a charter that complies with Swedish law in lieu of a charter that complies with Nasdaq Stock Market rules. The audit committee has the responsibility to, among other things:

●	consider and make recommendations to the board of directors on our financial statements, review and discuss the financial statements and present its recommendations with respect to the financial statements to the board of directors prior to the approval of the financial statements by our board of directors;

●	oversee our independent auditor and engage and determine compensation or termination of engagement of our auditor;

●	determine and pre-approve the terms of certain audit and non-audit services provided by our auditor;

●	review and monitor, if applicable, legal matters with significant impact and findings of regulatory authorities’, receive reports regarding irregularities and legal compliance, act according to our “whistleblower policy” and make recommendations to our board of directors if so required, and oversee our policies and procedures regarding compliance to applicable financial and accounting related standards, rules and regulations; and

●	review and assess the independent auditor’s report, management letters and take notice of all comments of the independent auditor on accounting procedures and systems of control and review the independent auditor’s reports with management.

With respect to the responsibility to oversee our independent auditor, pursuant to the Swedish Companies Act, our audit committee must specifically review and monitor the auditor’s impartiality and independence, while paying particular attention to whether the auditor provides us with any non-audit services, which may be provided only if the auditor maintains its impartiality and independence while providing such services. In addition, the Swedish Companies Act requires that our audit committee assist in the preparation of proposals for the general meeting of the Company’s shareholders relating to the resolution on the election of the auditor.

D.	Employees.

On December 31, 2019, we had 15 full-time employees. On December 31, 2020, we had 15 full-time employees. On December 31, 2021, we had 14 full-time employees.

As of April 20, 2022, we had 13 full-time employees, including two executive officers. Of these employees, 11 are located in Israel, one is located in Gibraltar and one in China. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union, and we believe our employee relations are good.

E.	Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Option Plan

Long-Term Incentive Plan

We have established two warrant programs, as an incentive for our directors, employees and consultants: the 2020/2024:A Warrant Program, or Program A, and the 2020/2024:B Warrant Program, or Program B, both of which were approved by our shareholders in 2020. We refer to Program A and Program B as the Programs. Warrants are issued by the board in accordance with authorizations given to it by our shareholders, such that each issuance must be approved by our shareholders. Each warrant issued under the Programs entitles the holder to subscribe for our common shares at a specified exercise price during a specified subscription period and may only be exercised for a whole number of shares. In addition, by default, the warrants are issued with preemptive rights, provided, however, that upon obtaining shareholder approval for the issuance of warrants, the shareholders may elect to waive such rights for the term of the warrant. The material terms of the Programs are summarized below.

We may amend the Programs at any time with respect to changes which are required by legislation, court decisions, or decisions by public authorities, or, if in our opinion, any such actions are appropriate or necessary and do not adversely affect the rights of any warrant holder without the consent of the affected holder.

Program A

Under Program A, which is an incentive program for our employees, we are permitted to issue up to a maximum of 1,055,845 warrants to purchase up to an equal number of common shares. The warrants are represented by warrant certificates issued for a certain person. Warrant certificates are issued by us in connection with the issuance of the warrants as well as for exchanges and conversions of warrant certificates in connection with transfers and when otherwise required.

The warrant holders are entitled to subscribe for one new common share in the Company for each warrant, with the exercise price per share amounting to SEK 0.02. The exercise price must never be lower than the par value of the Company’s shares. Pursuant to the terms of Program A, warrant holders are entitled to an adjustment of the number of warrants issued and/or the applicable exercise price in the event of certain corporate changes. Events giving rise to an adjustment in certain cases include, among other things, new issuance of shares, an issuance of additional warrants or convertible debentures, the issuance of bonus shares, in each case, assuming that the preemptive rights for the issued warrants have not been waived, a consolidation or a share split or if the Company under other circumstances directs an offer to the shareholders, assuming that the preemptive rights associated with such warrants (pursuant to the principles set forth in Chapter 13, section 1 of the Swedish Companies Act) have not been waived, to purchase securities or rights of any kind from the Company.

Program B

Under Program B, which is an incentive program for our directors, excluding Inna Braverman and David Leb, our Chief Executive Officer and a member of our board of directors, respectively, and certain consultants, we are permitted to issue up to a maximum of 527,922 warrants to purchase up to an equal number of common shares. The warrants are represented by warrant certificates issued for a certain person. Warrant certificates are issued by the company in connection with the issuance of the warrants as well as for exchanges and conversions of warrant certificates in connection with transfers and when otherwise required.

The warrant holders are entitled to subscribe for one new common share in the Company for each warrant, with the exercise price per share amounting to SEK 9.38. The exercise price must never be lower than the par value of the Company’s shares. Pursuant to the terms of Program B, warrant holders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain corporate changes. Events giving rise to an adjustment in certain cases include, among other things, new issuance of shares, an issuance of additional warrants or convertible debentures, the issuance of bonus shares, in each case, assuming that the preemptive rights for the issued warrants have not been waived, a consolidation or a share split or if the Company under other circumstances directs an offer to the shareholders, assuming that the preemptive rights associated with such warrants (pursuant to the principles set forth in Chapter 13, section 1 of the Swedish Companies Act) have not been waived, to purchase securities or rights of any kind from the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Common Shares as of April 25, 2022, by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Common Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Except as indicated in footnotes to this table, we believe that the shareholder named in this table has sole voting and investment power with respect to all shares shown to be beneficially owned by it, based on information provided to us by such shareholder. The shareholders listed below do not have any different voting rights from any of our other shareholders. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to Common Shares. Common Shares issuable under share options that are exercisable within 60 days after April 25, 2022 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

We believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o Eco Wave Power Ltd., 52 Derech Menachem Begin St., Tel Aviv-Yafo, Israel 6713701.

	No. of Shares Beneficially Owned	Percentage owned(1)
Holders of more than 5% of our voting securities:
David Leb	11,850,902	26.7%
Inna Braverman	11,750,000	26.4%
Directors and executive officers who are not 5% holders:
Aharon Yehuda	—	—
Mats Andersson	*	*
Elias Jacobson	*	*
All directors and executive officers as a group (5 persons)	*	53.1%

*	Less than 1%.

(1)	The percentages shown are based on 44,394,844 Common Shares issued and outstanding as of April 25, 2022.

Changes in Ownership of Major Shareholders

Over the course of 2021, there were no increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of Ms. Inna Braverman and Mr. David Leb, who each had their ownership stake in the Company diluted from 33.4% to 26.5%, and from 33.7% to 26.8%, respectively, due to the Company’s initial public offering on Nasdaq Capital Market. Based on a Schedule 13G/A filed with the SEC on January 31, 2022, which reflects holdings as of December 31, 2021, Alpha Capital Anstalt has ceased to be a beneficial owner of more than 5% of our shares.

Over the course of 2020, there were no major changes in the percentage ownership of our major shareholders.

Over the course of 2019 there were no increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of Ms. Inna Braverman and Mr. David Leb, who each had their ownership stake in the Company diluted from 39% to 33%, due to the Company’s initial public offering on Nasdaq First North Growth Market.

Record Holders

As of April 19, 2022, there were 3,937 shareholders of record of our Common Shares, of which 14 had registered addresses in the United States. Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of April 14, 2022, there were a total of 62 holders of record of our ADSs on record with the Depository Trust Company. This number is not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and here are no arrangements known to us which would result in a change in control of us at a subsequent date.

B.	Related Party Transactions.

Employment Agreements and Bonuses

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, the amended employment agreement with our Chief Executive Officer provides that upon a change of control she will be entitled to a cash bonus.

Members of our senior management may become eligible for bonuses each year. Our policy is to pay bonuses to such executive officers upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chief Executive Officer.

D&O Insurance

Our executive officers and directors are subject to our directors and officers insurance policy.

Shareholder and Director Loans

Pursuant to a loan received in 2011, on May 13, 2019, EWP Israel entered into loan agreements with David Leb, a shareholder of the Company and a member of our board of directors, in the amounts of $200,000 (the First Shareholder Loan) and $800,000 (the Second Shareholder Loan).

According to the terms of the First Shareholder Loan, EWP Israel agreed to repay the borrowed amount through monthly payments of $666, commencing from January 2019. The First Shareholder Loan carries an annual interest rate of 4% per year, compounded annually and the principal amount and the interest thereon were scheduled to mature in January 2020. Pursuant to a side letter entered into in January 2021 by us and Mr. Leb, the term of the First Shareholder Loan has been extended for one additional year, such that the loan and interest will mature in January 2022. No additional extension was made and the First Shareholder Loan is now accumulating interest until we repay it.

According to the terms of the Second Shareholder Loan, EWP Israel agreed to repay the borrowed amount, interest-free, by the Maturity Date. In the event repayment is not made by the Maturity Date, the Second Shareholder Loan will begin to carry an interest rate of 4% per annum. We are currently accruing interest on the loan amount, as we have not yet decided whether to repay the loan, as per the terms of the loan agreement. Pursuant to a side letter from Mr. Leb dated December 31, 2021, the repayment of the loan will depend on the Company’s financial condition and any demand to repay the loan will not be made prior to January 2023.

See “Item 6.B. Compensation” for compensation to our directors and officers.

C.	Interests of Experts and Counsel.

None.

ITEM 8. FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

We are not currently subject to any material legal proceedings.

Dividends

We have never declared or paid any cash dividends on our Common Shares and/or ADSs, and do not anticipate paying any cash dividends on the ADSs or our Common Shares in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our shareholders, upon proposal by our board of directors, and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Under Swedish law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory accounts prepared in accordance with Swedish accounting rules.

Payment of dividends may be subject to Swedish withholding taxes.

B.	Significant Changes.

No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this annual report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details.

Our Common Shares have been trading under the symbol “ECOWVE” on the Nasdaq First North since 2019, and our ADSs have been trading on the Nasdaq Capital Market under the symbol “WAVE” since July 2021.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our Common Shares have been listed for trading on the Nasdaq First North since 2019, and our ADSs have been listed on for trading on the Nasdaq Capital Market since July 2021.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital and Governing Documents” in our Registration Statement on Form F-1 initially filed with the SEC on June 25, 2021 (File No.: 333-256515), which section is incorporated herein by reference.

C.	Material Contracts.

We have not entered into any material contract within the two years prior to the date of this annual report on Form 20-F, other than contracts entered into in the ordinary course of business and other than those described in “Item. 5.B. – Liquidity and Capital Resources – Financing Activities,” “Item 6.E. – Share Ownership — Share Option Plan — Long-Term Incentive Plan” and “Item. 7.B. – Related Party Transactions – Shareholder and Director Loans.”

D.	Exchange Controls.

There is no Swedish legislation affecting the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, except that, subject to the provisions in any tax treaty, dividends are subject to withholding tax.

E.	Taxation.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Common Shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Swedish, or other taxing jurisdiction.

SWEDISH TAX CONSIDERATIONS

The following is a summary of certain material Swedish tax issues for holders of Common Shares that are not resident in Sweden for tax purposes. The summary is based on current legislation and is intended to provide general information only. The summary does not cover, inter alia, the special rules regarding tax-free dividends that may be applicable when investors hold Common Shares or Common Shares underlying ADSs, that are deemed to be held for business purposes (for tax purposes), foreign companies conducting business through a permanent establishment in Sweden, or foreign companies that have been Swedish companies. Each person considering an investment in Common Shares is advised to consult an independent tax advisor as to the tax consequences that could arise from the acquisition, ownership and disposition of the Common Shares.

Taxation of Dividends

For holders not resident in Sweden for tax purposes that receive dividends on Common Shares of a Swedish limited liability company, Swedish withholding tax is normally withheld. The same withholding tax applies to certain other payments made by a Swedish limited liability company, such as payments as a result of redemption of shares and repurchase of shares through an offer directed to all shareholders or all holders of a certain class. The withholding tax rate is 30%. The tax rate is, however, generally reduced under an applicable tax treaty. For example, under the U.S.-Sweden Tax Treaty the tax rate on dividends paid to U.S. holders entitled to the benefits of the U.S.-Sweden Tax Treaty should not exceed 15%. In Sweden, withholding tax deductions are normally carried out by Euroclear Sweden AB or, in respect of nominee-registered shares, by the nominee. The tax treaties Sweden has entered into generally enable the withholding tax deduction to be made in accordance with the tax rate stipulated in the treaty, provided that Euroclear Sweden AB or the nominee, as applicable, has received the required information concerning the tax residency of the investor entitled to the dividend (this applies also under the U.S. — Sweden tax treaty). Furthermore, investors entitled to reduced tax rates under applicable tax treaties may claim a refund from the Swedish tax authorities within five calendar years following the year the dividend was distributed if the full withholding tax rate at 30% has been withheld.

Taxation of Capital Gains

Holders not resident in Sweden for tax purposes are normally not liable for capital gains taxation in Sweden upon disposals of Common Shares. Exceptions can apply for holders that are private individuals and have been tax resident in Sweden during the calendar year of disposal of Common Shares or the ten calendar years preceding the year of disposal. Holders of Common Shares may, however, be subject to taxation in their state of residence.

 U.S. FEDERAL INCOME TAX CONSEQUENCES

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES AND AMERICAN DEPOSITARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ADSs or Common Shares. For this purpose, a “U.S. Holder” is a holder of Common Shares or ADSs that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ADSs or Common Shares. This summary generally considers only U.S. Holders that will own our ADSs or Common Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the Tax Cuts and Jobs Act of 2017), and the U.S./Swedish Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Common Shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Common Shares or ADSs in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Common Shares or ADSs as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a U.S. Holder having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Common Shares or ADSs representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold Common Shares or ADSs through a partnership or other pass-through entity are not addressed.

In general, for U.S. federal income tax purposes, U.S. Holders of our ADSs will be treated as owning the underlying Common Shares represented by those ADSs. Accordingly, exchanges of Common Shares for ADSs, and ADSs for Common Shares will not be subject to U.S. federal income tax.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Common Shares or ADSs, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Common Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Common Shares or ADSs (including the amount of any Swedish tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Common Shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Swedish/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Common Shares or ADSs are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Common Shares or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Common Shares or ADSs are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Common Shares or ADSs will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Swedish taxes withheld therefrom. Cash distributions paid by us in SEK will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such SEK for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the SEK into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such SEK arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Taxation of the Disposition of Common Shares or ADSs

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Common Shares or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Common Shares or ADSs in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Common Shares or ADSs will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

We do not expect that we will be treated as a PFIC for the current taxable year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Common Shares or ADSs. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Common Shares or ADSs at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Common Shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Common Shares or ADSs while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our Subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Common Shares or ADSs.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our Common Shares or ADSS which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the Common Shares or ADSs to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the Common Shares or ADSs and the U.S. Holder’s adjusted tax basis in the Common shares or ADSs. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our Common Shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

Subject to certain adjustments under the PFIC rules, U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Common Shares or ADSs), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Common shares or ADSs

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Common Shares or ADSs.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Common Shares or gain from the disposition of our Common Shares or ADSs if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our Common Shares or ADSs, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met. Any dividend income or gain described in clause (1) above will be subject to U.S. federal income tax on a net income tax basis in the same manner as a U.S. Holder and, with respect to corporate holders, a branch profits tax imposed at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) may also apply to its effectively connected earnings and profits (subject to adjustments). Any dividend income or gain described in clause (2) above that is not effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the U.S. generally will be subject to 30% withholding tax (or such lower rate as may be specified by an applicable income tax treaty) net of certain U.S. source capital losses.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Common Shares or ADSs if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of Common Shares or ADSs. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

We maintain a corporate website https://www.ecowavepower.com/. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report on Form 20-F. We have included these website addresses in this annual report on Form 20-F solely as inactive textual references.

I.	Subsidiary Information.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our operations, we are exposed to certain market risks, primarily changes in foreign currency exchange rates and interest rates.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Our market risk exposure is primarily a result of SEK/NIS/U.S. dollar exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, the vast majority of our liquid assets is held in SEK, and a certain portion of our expenses are denominated in NIS. For instance, in 2021, approximately 75% of our expenses were denominated in NIS. Changes of 5% and 10% in the USD exchange rate would have increased/decreased our operating expenses by 5% and 11%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our SEK denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$.05 (or less) per ADS.	Any cash distribution to ADS holders.

A fee equivalent to the fee that would be payable if securities distributed to the holder had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders.

$.05 (or less) per ADS per calendar year.	Depositary services.

Registration or transfer fees.	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.

Expenses of the depositary.	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement). Converting foreign currency to U.S. dollars.

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes.	As necessary.

Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-256515), which was declared effective June 30, 2021, for our initial public offering on Nasdaq Capital Market (the “IPO”), in which we offered and sold 1,000,000 ADSs, at a public offering price of $8.00 per ADS. The offering raised a total of $9.2 million, with net proceeds of $7.96 million, after deducting fees and expenses. A.G.P./Alliance Global Partners was the underwriter of our IPO. The offering closed on July 6, 2021.

The net proceeds from the offering have been used, and are expected to continue to be used, as described in the registration statement on Form F-1, as amended (File Number 333-256515). As of April 25, 2022, we have not used all amounts of net proceeds from our IPO.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to provide reasonable assurance of achieving the desired control objectives. Our management, including our Chief Executive Officer and Chief Financial Officer, recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met. Similarly, an evaluation of controls cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2021, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were ineffective due to the material weakness mentioned in Item 3.D. — Risk Factors — General Risk Factors.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Elias Jacobson is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Rules.

ITEM 16B. CODE OF ETHICS

We adopted a Code of Business Conduct and Ethics applicable to our and our subsidiaries’ employees, independent contractors, executive officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Corporate Code of Ethics and Conduct is posted on our website at www.ecowavepower.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. If we make any amendment to the Corporate Code of Ethics and Conduct or grant any waivers, including any implicit waiver, from a provision of such code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2021.

The following table provides information regarding fees billed by Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, in relation to the years ended December 31, 2020 and 2021:

	Year Ended December 31,
	2021	2020

Audit fees (1)	$80	$140
Audit-related fees (2)	$-	$35
Total	$80	$175

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements and tax returns.

(2)	Includes professional services rendered in connection with the fees relating to the offering of our ADSs on Nasdaq in July 2021.

Pre-Approval of Auditors’ Compensation

Under our audit committee charter our audit committee is responsible for, among other things: (1) pre-approving audit and non-audit services provided to us by the independent registered public accounting firm; and (2) the audit committee shall be responsible for the preparation of the board´s proposal for the shareholders to resolve at their annual general meeting regarding the appointment, retention, termination and compensation of the independent registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, we are required to comply with the Nasdaq Stock Market rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Swedish Companies Act in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic registrants.

In accordance with the Swedish Companies Act and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, as a foreign private issuer, we have elected to rely on home country governance requirements and certain exemptions thereunder rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	We do not intend to follow Nasdaq Rule 5605(d) regarding the requirement to have a standing compensation committee. Under the Swedish Companies Act, no such committee is required for a company such as ours;

●	We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under the Swedish Companies Act. The Swedish Companies Act provides alternative quorum requirements that are generally applicable to meetings of shareholders;

●	We do not intend to follow Nasdaq Rule 5605(b)(1), which requires that a majority of the board of directors must be comprised of independent directors as defined in Rule 5605(a)(2). According to the Rulebook of the First North Growth Market, only one director must be independent, as defined therein;

●	We do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Our independent directors may choose to meet in executive sessions at their discretion;

●	We do not intend to follow Nasdaq Rule 5605(e) regarding the composition of the nominating committee. Under the Swedish Companies Act, we are not required to have candidates for the election to our board of directors nominated by a majority of independent directors or by a committee of such directors;

●	We do not intend to follow Nasdaq Rule 5610 regarding the adoption of a code of conduct satisfying the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act, rather we will adopt a code of conduct which will comply with the requirements of such a code under the Swedish Companies Act; and

●	We do not intend to follow Nasdaq Rule 5605(c)(2)(a) regarding composition of our Audit Committee or Nasdaq Rule 5605(c)(1) regarding the Audit Committee charter, and instead we will rely, to the extent permitted, on the Swedish Companies Act.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq Stock Market corporate governance rules and listing standards. Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit	Description

1.1	Amended Articles of Association of Eco Wave Power Global AB (publ)., filed as Exhibit 3.1 to Form F-1, filed on June 21, 2021, and incorporated herein by reference.
2.1	Form of Deposit Agreement, filed as Exhibit 4.1 to Form F-1, filed on June 23, 2021, and incorporated herein by reference.
2.2	Form of American Depository Receipt (included in Exhibit 2.1).
2.3	Form of Representative Warrant to Purchase Common Shares Represented by American Depositary Shares, filed as Exhibit 4.3 to Form F-1, filed on June 23, 2021, and incorporated herein by reference.
2.4	Description of Securities, filed herewith.
4.1	Form of Underwriting Agreement by and among Eco Wave Power Global AB (publ) and A.G.P./Alliance Global Partners, as representative of the several underwriters, filed as Exhibit 1.1 to Form F-1, filed on June 23, 2021, and incorporated herein by reference.
4.2	Eco Wave Power Global AB (publ) Long-Term Incentive Program, filed as Exhibit 10.1 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
4.3	Loan Agreement, dated May 13, 2019, in the Amount of $200,000, by and between David Leb and Eco Wave Power Ltd., filed as Exhibit 10.2 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
4.4	Loan Agreement, dated May 13, 2019, in the Amount of $800,000, by and between David Leb and Eco Wave Power Ltd., filed as Exhibit 10.3 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
4.5	Side Letter to Loan Agreements, dated January 21, 2021, by and between David Leb and Eco Wave Power Ltd., filed as Exhibit 10.4 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
4.6	Loan Agreement, dated March 7, 2019, by and between Eco Wave Power Ltd. and PortXL Netherlands B.V., filed as Exhibit 10.5 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
8.1	List of Subsidiaries, filed as Exhibit 21.1 to Form F-1, filed on June 25, 2021, and incorporated herein by reference.
12.1	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350, furnished herewith.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Eco Wave Power Global AB (publ).

Date: April 28, 2022	By:	/s/ Inna Braverman
Inna Braverman
Principal Executive Officer

Eco Wave Power Global AB (publ)

Eco Wave Power Global AB (publ)

Consolidated financial statements

As of December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eco Wave Power Global AB (publ)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Eco Wave Power Global AB (publ) and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of loss, statements of comprehensive loss, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member of PricewaterhouseCoopers International Limited

Tel Aviv, Israel

April 28, 2022

We have served as the Company’s auditor since 2020.

Kesselman & Kesselman, 146 Derech Menachem Begin, Tel-Aviv 6492103, Israel,

P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2021	2020
		in USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents		14,621	10,734
Restricted short-term bank deposits	5	70	68
Other receivables and prepaid expenses	14a	389	217
TOTAL CURRENT ASSETS		15,080	11,019

NON-CURRENT ASSETS:
Property and equipment, net	6	1,194	1,472
Right-of-use assets, net	7	101	208
Investments in a joint venture accounted for using the equity method	8	272	-
TOTAL NON-CURRENT ASSETS		1,567	1,680
TOTAL ASSETS		16,647	12,699

Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term loans from related party	9	220	-
Accounts payable and accruals:
Trade	14b	46	43
Other	14b	510	446
Current maturities of lease liabilities	7	127	96
TOTAL CURRENT LIABILITIES		903	585

NON-CURRENT LIABILITIES:
Long-term loans from related party, net of current maturities	9	882	1,062
Other long-term loan	10	129	134
Lease liabilities, net of current maturities	7	-	123
TOTAL NON-CURRENT LIABILITIES		1,011	1,319

COMMITMENTS	15

TOTAL LIABILITIES		1,914	1,904

EQUITY:	11
Common shares		98	76
Share premium		23,121	15,179
Foreign currency translation reserve		(103)	1,576
Accumulated deficit		(8,383)	(6,036)
TOTAL EQUITY		14,733	10,795
TOTAL LIABILITIES AND EQUITY		16,647	12,699

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF LOSS

		Year ended December 31
	Note	2021	2020	2019
		in USD thousands
REVENUES	14c	31	-	-
COST OF SALES		(27)	-	-
GROSS PROFIT		4	-	-
OPERATING EXPENSES
Research and development expenses	14d	(670)	(366)	(184)
Sales and marketing expenses	14e	(485)	(348)	(392)
General and administrative expenses	14f	(1,909)	(1,104)	(1,370)
Share of net loss of a joint venture accounted for Using the equity method		(10)	-	-
TOTAL OPERATING EXPENSES		(3,074)	(1,818)	(1,946)

OPERATING LOSS		(3,070)	(1,818)	(1,946)

Financial expenses	14g	(69)	(151)	(83)
Financial income	14g	792	-	-
FINANCIAL INCOME (EXPENSES) - NET		723	(151)	(83)

LOSS BEFORE INCOME TAX		(2,347)	(1,969)	(2,029)
Income tax expense		-	(1)	-
NET LOSS		(2,347)	(1,970)	(2,029)

ATTRIBUTABLE TO:
The parent company shareholders		(2,347)	(1,959)	(1,995)
Non-controlling interests		-	(11)	(34)
		(2,347)	(1,970)	(2,029)

	in USD
LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.06)	(0.06)	(0.06)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS
PER COMMON SHARE	39,832,861	35,194,844	31,609,746

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31
	2021	2020	2019
	in USD thousands

LOSS FOR THE YEAR	(2,347)	(1,970)	(2,029)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION OF FOREIGN OPERATIONS	(340)	(54)	(8)

ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	(1,339)	1,451	82
OTHER COMPREHENSIVE (LOSS) INCOME FOR THE YEAR	(1,679)	1,397	74

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(4,026)	(573)	(1,955)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR IS ATTRIBUTABLE TO:
THE PARENT COMPANY SHAREHOLDERS	(4,026)	(562)	(1,921)
NON-CONTROLLING INTERESTS	-	(11)	(34)
	(4,026)	(573)	(1,955)

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Number of common shares*	Common shares capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total for Company’s shareholders	Non- controlling interest	Total
	in USD thousands
BALANCE AT JANUARY 1, 2019	-	-	2,378	105	(2,082)	401	45	446

CHANGES IN 2019:
Issuance of shares	-	-	928	-	-	928	-	928
Issuance of shares for the acquisition of Eco Wave Power Ltd.	28,839,250	-	-	-	-	-	-	-
Issuance of share capital in a public offering	6,355,594	76	11,873	-	-	11,949	-	11,949
Loss for the year	-	-	-	-	(1,995)	(1,995)	(34)	(2,029)
Other comprehensive income	-	-	-	74	-	74	-	74
Total comprehensive loss for the year	-	-	-	74	(1,995)	(1,921)	(34)	(1,955)
BALANCE AT DECEMBER 31, 2019	35,194,844	76	15,179	179	(4,077)	11,357	11	11,368

CHANGES IN 2020:
Loss for the year					(1,959)	(1,959)	(11)	(1,970)
Other comprehensive income				1,397		1,397		1,397
Total comprehensive loss for the year				1,397	(1,959)	(562)	(11)	(573)
BALANCE AT DECEMBER 31, 2020	35,194,844	76	15,179	1,576	(6,036)	10,795	-	10,795

CHANGES IN 2021:
Issuance of share capital in a public offering	9,200,000	22	7,942	-	-	7,964	-	7,964
Loss for the year					(2,347)	(2,347)		(2,347)
Other comprehensive loss				(1,679)		(1,679)		(1,679)
Total comprehensive loss for the year				(1,679)	(2,347)	(4,026)		(4,026)
BALANCE AT DECEMBER 31, 2021	44,394,844	98	23,121	(103)	(8,383)	14,733)		14,733

*	Number of common shares is presented on a post-split basis.

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2021	2020	2019
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES:
Net loss	(2,347)	(1,970)	(2,029)
Adjustments for:
Depreciation and amortization	248	123	38
Interest	53	54	28
Share of loss of a joint venture	10	-	-
Non-cash finance income	(338)	-	-
Non-cash marketing expenses	-	-	96
Changes in operating assets and liabilities
Decrease (increase) in other receivables and prepaid expenses	(241)	28	(100)
Increase (decrease) in accounts payable and accruals	85	(342)	782
Net cash used in operating activities	(2,530)	(2,107)	(1,185)

CASH FLOWS – INVESTING ACTIVITIES:
Proceeds of (investments in) short-term deposits	-	48	(82)
Investment in a joint venture	(117)
Purchase of property and equipment	(13)	(177)	(154)
Net cash used in investing activities	(130)	(129)	(236)

CASH FLOWS - FINANCING ACTIVITIES:
Issuance of share capital, net of issuance cost (issuance cost in 2021 - $1,236, in 2019 - $979)	7,964	-	12,877
Proceeds of long-term loan	-	-	17
Principal elements of lease payments	(103)	(96)	(16)
Net cash (used in) provided by financing activities	7,861	(96)	12,878

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,201	(2,332)	11,457
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	10,734	11,702	258
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(1,314)	1,364	(13)
CASH AND CASH EQUIVALENTS - END OF YEAR	14,621	10,734	11,702

Non-cash Investing activities and financing
Transfer of equipment to a joint venture	(159)	-	-
Acquisition of right-of-use asset through lease liability (see Note 7)	-	-	304

The accompanying notes are an integral part of the consolidated financial statements

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL INFORMATION:

a.	General

Group

Eco Wave Power Global AB (publ) (“the Parent Company” or together with its subsidiaries “the Company”) is a Swedish public limited company formed on March 27, 2019 and registered at the Swedish Companies Registration Office on April 17, 2019. The Company’s common shares are traded on Nasdaq First North Stockholm and the company’s American Depositary Shares (“ADSs”) are traded on the Nasdaq Capital Market in the United States. The Company’s corporate identity number is 559202-9499 and its address is Strandvägen 7A, 114 56 Stockholm, Sweden. Unless expressly indicated otherwise, all amounts are shown in thousands of U.S. dollars (“USD”).

The Company acquired Eco Wave Power Ltd. on June 10, 2019 through a non-cash issuance of common shares and then became the Parent Company of the newly-formed Group. The Company had no assets or operations at the time of the acquisition. The purpose of the acquisition was to incorporate the business in accordance with Swedish law before an initial public offering on Nasdaq First North Stockholm.

The former shareholders of Eco Wave Power Ltd. became the shareholders in the Company and the substance of the transaction is a capital reorganization and does not represent a business combination as none of the combining parties can be identified as the acquirer according to International Financial Reporting Standards (“IFRS”) 3. The comparative figures for the period prior to the formation of the Parent Company and the Group are the figures for the Group of which Eco Wave Power Ltd. is the parent company. Apart from this event, no shares or businesses were acquired in 2021 or 2020.

In July 2021 the Company completed an underwritten public offering of ADSs. The ADSs began trading on Nasdaq on July 1, 2021. See note 11d.

Subsidiaries

The Parent Company is the parent company to its wholly-owned subsidiary Eco Wave Power Ltd. Eco Wave Power Ltd. is the parent company of the remaining wholly- and partly-owned subsidiaries:

Name	Main business	Country of registration and incorporation	Year of incorporation	Ownership interest held by the Group on December 31, 2021	Ownership interest held by non- controlling interest on December 31, 2021
Eco Wave Power Ltd. (reg. no. 514593722)	Wave power	Israel	2011	100%	-
Eco Wave Power Australia PTY Ltd. (org. no.632805353)	Wave power	Australia	2019	100%	-
Eco Wave Power Gibraltar Ltd. (org. no.113264)	Wave power	Gibraltar	2015	100%	-
Eco Wave Power Mexico (org. no. 507055)	Wave power	Mexico	2014	60%	40%
Eco Wave Manzanillo I (org. no. 562840)	Wave power	Mexico	2016	99.998 % owned by Eco Wave Power Mexico	0.002%
Suzhou Eco Wave Power Technology Co. Ltd. (org. no. 913205810942967451)	Wave power	China	2014	90%	10%
EW Portugal – Wave Energy Solutions, Unipessoal Ida (Org. no. 516138626) – see Note 15c.	Wave power	Portugal	2020	100%	-

Joint venture

Name	Main business	Country of registration and incorporation	Year of incorporation	Proportion of the shares on December 31, 2021
EWP EDF One Ltd. (reg. no. 516065943)	Wave power	Israel	2019	50%

The remaining shares of EWP EDF One Ltd. is owned by EDF Renewables in Israel. The aim of this venture is to exclusively cooperate in the development, financing, design, procurement, construction and operation of the new pilot project at Jaffa Port and to evaluate further possible collaborations in wave power. EWP EDF One Ltd. commenced operations on January 1st 2021.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - GENERAL INFORMATION (continued):

b.	Update on Covid-19 implications

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a pandemic, which continues to spread throughout the locations where the Group operates and or plans to operate. The COVID-19 pandemic has resulted in government authorities throughout the world implementing significant measures to limit the spread of COVID-19, including shelter-in-place and lockdown orders, travel restrictions, quarantines and business limitations. The length of disruptions varies by country, and there is uncertainty around the duration and the effect on the Group long-term. The COVID-19 pandemic has resulted in evolving market and economic conditions on a global scale that have impacted and may continue to impact the Group’s ability to carry out operations as usual although some relief in restrictions has been experienced in 2021. As a result of restrictions, the Group experienced certain delays in projects’ execution, shortage in components and price increase of certain components.

c.	Approval of consolidated financial statements

The consolidated financial statements of the Group for the year ended December 31, 2021 were approved by the Board of Directors (the “Board”) on April 28, 2022, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation

The Group’s consolidated financial statements as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies described below have been applied on a consistent basis, unless noted otherwise.

The consolidated financial statements have been prepared on the basis of historical cost.

The Group classifies its expenses on the statement of loss based on the functions of such expenses.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4. Actual results may differ materially from estimates and assumptions used by the Company management.

b.	Principles of consolidation

Consolidated entities are all entities over which the Parent Company has control. The Parent Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity to direct the activities of the entity. Consolidated entities are fully consolidated from the date on which control of such entities is transferred to the Parent Company.

Inter-company transactions and balances between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of loss, statement of comprehensive loss, statement of changes in equity and financial position respectively.

Joint ventures are joint arrangements in which the Group has rights to the net assets of the arrangement.

Joint ventures are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss of equity accounted investees and of their other comprehensive income, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Functional and presentation currency

Swedish kronor (SEK) is the Parent Company’s functional currency. The Group’s presentation currency as used in the consolidated financial statements is the USD.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in profit or loss.

Functional currency - Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the functional currency as follows: assets and liabilities for each financial position presented are translated at the closing rate at the date of that financial position. Income and expenses for each statement of profit or loss and statement of comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and all resulting exchange differences are recognized in other comprehensive income. When a foreign entity is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Presentation currency - Parent Company

The results and financial position from the Parent Company’s functional currency are translated into the presentation currency using the following procedures: assets and liabilities for each financial position presented are translated at the closing rate at the date of that financial position. Income and expenses for each statement of profit or loss and statement of comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and all resulting exchange differences are recognized in other comprehensive income. Such exchange differences arising on translation to the presentation currency will not be reclassified to profit or loss.

d.	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use and are therefore considered to be cash equivalents. The fair value of cash equivalents and short-term bank deposits approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

e.	Restricted short-term bank deposits

Restricted short term bank deposits are short-term bank deposits that are restricted as to withdrawal or use. These deposits are subject to regulatory restrictions and are therefore not available for general use by the Group. The fair value of restricted short-term bank deposits approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Property and equipment

Property and equipment are stated at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Assets are depreciated by the straight-line method over the estimated useful lives of the assets, provided that Group management believes the residual values of the assets to be negligible, as follows:

%
Machinery and equipment	10
Office equipment	33
Land	-

The assets’ residual values, methods of depreciation and useful lives are reviewed and adjusted, if appropriate, at each financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

g.	Financial assets and financial liabilities

All financial assets and liabilities are initially recognized at fair value and, in the case of loan liabilities, net of directly attributable transaction costs. The Group’s financial liabilities include current and non-current interest-bearing liabilities, leasing liabilities, trade payables and other current liabilities. The Group’s financial assets include current receivables and bank balances. The Group’s assets and liabilities are measured at amortized cost.

The Group recognizes a loss allowance for expected credit losses on a financial asset that is measured at amortized cost. On each financial position date, the Group recognizes the change in expected credit losses in profit or loss. The Group had no material credit losses in 2021, 2020 and 2019.

h.	Loans and borrowings

Loans and borrowings are initially recognized at fair value, net of transaction costs incurred. Loans and borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the loans and borrowings using the effective interest method.

i.	Share capital

The Company’s common shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction from the issuance proceeds.

j.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the common course of business from suppliers. These payables are classified as current liabilities if payment is due within one year or less.

k.	Deferred taxes

Deferred taxes are recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.

As the Group is currently engaged primarily in development activities and is not expected to generate taxable income in the foreseeable future, no deferred tax assets are included in the financial statements.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Revenue recognition

The Group generated its revenues from performing a feasibility study to its customer. The Group recognized revenues upon providing the required service. The Group does not grant a right of return.

m.	Research and development expenses

Research expenses are charged to profit or loss as incurred.

An intangible asset arising from development (or from the development phase of an internal project) is recognized if all of the following conditions are fulfilled:

●	technological feasibility exists for completing development of the intangible asset so that it will be available for use or sale;

●	it is management’s intention to complete development of the intangible asset for use or sale;

●	the Group has the ability to use or sell the intangible asset;

●	it is probable that the intangible asset will generate future economic benefits, including existence of a market for the output of the intangible asset or the intangible asset itself or, if the intangible asset is to be used internally, the usefulness of the intangible asset;

●	adequate technical, financial and other resources are available to complete development of the intangible asset, as well as the use or sale thereof; and

●	the Group has the ability to reliably measure the expenditure attributable to the intangible asset during its development.

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2021, the Group has not yet capitalized development expenses.

n.	Grants:

1)	Government grants

Government grants, which are received by way of participation in research and development that is conducted by the Group, fall within the scope of “forgivable loans,” as set forth in International Accounting Standard (“IAS”) 20, “Accounting for Government Grants and Disclosure of Government Assistance” (“IAS 20”).

The Group recognizes each forgivable loan on a systematic basis at the same time the Group records, as an expense, the related research and development expenses for which the grant is received, provided that there is reasonable assurance that (a) the Group complies with the conditions attached to the grant and (b) it is probable that the grant will be received (usually upon receipt of approval notice).

Since at the time of grant approval there is a reasonable assurance that the Group will comply with the forgivable loan conditions attached to the grant, and it is reasonably assured that the Group will not pay royalties, grant income is recorded against the related research and development expenses in the statements of loss.

If forgivable loans are initially carried to income, as described above, and in subsequent periods it is no longer reasonably assured that royalties will not be paid, the Group recognizes a liability that is measured based on the Group’s best estimate of the amount required to settle the Group’s obligation at the end of each reporting period.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	The grant received from Maze X Acceleration Program in three instalments in June 2020, in August 2020 and in December 2021 for marketing and business development in Portugal is recognized at the time the Group is entitled to such grant, based on the costs incurred, and included as a deduction from sales and marketing expenses. The grant is non-royalty bearing.

3)	Grants received from the European Commission under its Horizon 2020 program for conducting of concept and feasibility assessment of upscaling the Gibraltar power plant are recognized at the time the Group is entitled to such grants, based on the costs incurred, and included as a deduction from research and development expenses. The grants are non-royalty bearing.

4)	The grant received from Queensland government in Australia for marketing and business development in Australia is recognized at the time the Group is entitled to such grant, based on the costs incurred, and included as a deduction from sales and marketing expenses. The grant is non-royalty bearing.

5)	The grant received from Morocco’s Smart Port Challenge Competition for green port solutions is recognized at the time the Group is entitled to such grant, based on the costs incurred, and included as a deduction from research and development expenses. The grant is non-royalty bearing

o.	Employee benefits:

1)	Pension and severance pay obligations

Israeli labor laws and Eco Wave Power Ltd.’s employment agreements require Eco Wave Power Ltd. to pay retirement benefits to employees terminated or leaving their employment in certain other circumstances. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. The expense recognized in 2021, in 2020 and in 2019 in relation to these contributions was $92, $69 and $44, respectively.

2)	Vacation and recreation pay

Labor laws in Israel entitle every employee to vacation and recreation pay, both of which are computed annually. The entitlement with respect to each employee is based on the employee’s length of service at Eco Wave Power Ltd. Eco Wave Power Ltd. recognizes a liability and an expense in respect of vacation and recreation pay based on the individual entitlement of each employee.

p.	Loss per share

The basic loss per share is calculated by dividing the loss attributable to the holders of common shares by the weighted average number of common shares outstanding during the year on a post split basis as of January 1, 2019. The Company has no potential common shares outstanding that can dilute the current shareholders.

q.	Leases

The Group accounts for leases in accordance with International Financial Reporting Standard No. 16 “Leases” (“IFRS 16”).

The Group is a party to a contract that is affected by IFRS 16 and constitutes a rental space in Israel that was signed in November 2019. The Group ’s leases include the lease of offices for the headquarters in Tel Aviv for a period of 24 months plus an extension option of 12 months. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group reassesses whether a contract is, or contains, a lease only if the terms and conditions of the contract are changed.

At the commencement date, the Group measures the lease liability at the present value of the lease payments that are not paid at that date, including, inter alia, the exercise price of an extension option if the Group is reasonably certain to exercise that option.

Simultaneously, the Group recognizes a right-of-use asset in the amount of the lease liability.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Since the interest rate implicit in the lease cannot be readily determined, the Group uses the Group’s incremental borrowing rate. This rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

The lease term is the non-cancellable period for which the Group has the right to use an underlying asset, together with both the periods covered by an option to extend the lease if the Group is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Group is reasonably certain not to exercise that option.

After the commencement date, the Group measures the right-of-use asset applying the cost model, less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability.

Assets are depreciated by the straight-line method over the estimated useful lives of the right-of-use assets or the lease period, whichever is shorter:

Years
Property	3

Interest on the lease liability is recognized in profit or loss in each period during the lease term, in an amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

Payments associated with short-term leases are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option.

r.	Segment reporting

The Company has one operating and reportable segment. This was determined based on internal consolidated management reports reviewed by the Group’s chief operating decision maker, which is the Chief Executive Officer.

s.	Standards and amendments to existing standards that are not yet in effect:

Classification of Liabilities as Current or Non-current (Amendment to IAS 1)

The IASB issued a narrow-scope amendment to IAS 1, “Presentation of Financial Statements” to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendment could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. Inter alia, the amendment requires the following:

1)	Liabilities are classified as non-current if the entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendment no longer refers to unconditional rights. The assessment determines whether a right exists, but it does not consider whether the entity will exercise the right.

2)

‘Settlement’ is defined as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument.

3)	The amendment should be applied retrospectively for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The adoption of the amendment is not expected to have a material impact on the Group’s financial statements.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

Based on assessments by Company management, the Group’s exposure to credit risk as of December 31, 2021 is immaterial (see Note 3b). The activities of the Group expose it to market risk, primarily as a result of currency risk.

a.	Market risk:

1)	Currency risk

The Group’s activities are partly denominated in non-SEK currencies (primarily the USD and the New Israeli Shekel, or “NIS”), which exposes the Group to risks resulting from changes in exchange rates.

The effect of fluctuations in various exchange rates on the Group’s income and equity is as follows:

	December 31, 2021
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	financial position	5% decrease	10% decrease
	In USD thousands
NIS-linked balances:
Cash and cash equivalents	(5)	(2)	51	3	6
Short term bank deposits	(7)	(4)	76	4	8
Other receivables	(2)	(1)	18	1	2
Lease liability	12	6	(127)	(7)	(14)
Trade payables	1	1	(13)	(1)	(1)
Other payables	18	9	(195)	(10)	(22)
Total NIS-linked balances	17	9	(190)	(10)	(21)

USD-linked balances
Cash and cash equivalents	(662)	(347)	7,285	383	809
Loans from related party	100	52	(1,102)	(58)	(122)
Total USD- linked balances	(562)	(295)	6,183	325	687

Total	(545)	(286)	5,993	315	666

	December 31, 2020
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	financial position	5% decrease	10% decrease
	In USD thousands
NIS-linked balances:
Cash and cash equivalents	(5)	(3)	56	3	6
Short term bank deposits	(6)	(3)	68	4	8
Other receivables	(1)	(1)	16	1	2
Lease liability	20	10	(219)	(12)	(24)
Trade payables	1	1	(9)	(1)	(1)
Other payables	17	9	(191)	(10)	(21)
Total NIS-linked balances	26	13	(279)	(15)	(30)

USD-linked balances
Cash and cash equivalents	(27)	(14)	296	16	33
Loans from related party	97	51	(1,062)	(56)	(118)
Total USD- linked balances	70	37	(766)	(40)	(85)

Total	96	50	(1,045)	(55)	(115)

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The Group also maintains cash and cash equivalent balances in other currencies in amounts that are not material.

As shown in the table above, the Group is primarily exposed to changes in USD/SEK exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. dollar-denominated financial instruments. The impact on other components of equity is considered to be low.

2)	Concentration of currency risk

Set forth below is certain data regarding U.S. dollar exchange rates:

	Exchange rate	Exchange rate
	of SEK per $1	of NIS per $1
As of December 31:
2019	9.3171	3.456
2020	8.1886	3.215
2021	9.0437	3.110

Percentage increase (decrease) in USD exchange rate:

2019	3.85%	(7.8%)
2020	(12.11%)	(7.0%)
2021	10.44%	(3.3%)

Set forth below is information on the linkage of monetary items by currency:

	December 31, 2021			Other
	SEK	NIS	USD	Currencies
	in USD thousands
Assets:
Current assets:
Cash and cash equivalents	7,276	51	7,285	9
Short term bank deposits	-	70	-	-
Other receivables	328	18	-	43
	7,604	139	7,285	52
Liabilities:
Current liabilities:
Current maturities of long-term loans	-	-	220	-
Current maturities of lease liability	-	127		-
Accounts payable and accruals:
Trade	33	13		-
Other	97	231		182
Non-current liabilities
Lease liabilities, net of current maturities	-	-		-
Long-term loans, net of current maturities	-	-	882	129
	130	371	1,102	311
Net asset value	7,474	(232)	6,183	(268)

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

	December 31, 2020			Other
	SEK	NIS	USD	Currencies
	in USD thousands
Assets:
Current assets:
Cash and cash equivalents	10,365	56	296	17
Short term bank deposits	-	68	-	-
Other receivables	151	16	-	50
	10,516	140	296	67
Liabilities:
Current liabilities:
Current maturities of long-term loans	-	-	-	-
Current maturities of lease liability	-	96	-	-
Accounts payable and accruals:
Trade	32	9	-	2
Other	99	191	-	156
Non-current liabilities
Lease liabilities, net of current maturities	-	123	-
Long-term loans, net of current maturities	-		1,062	134
	131	419	1,062	292
Net asset value	10,385	(279)	(766)	(225)

3)	Fair value of financial instruments

As of December 31, 2021, and 2020, the financial instruments of the Group consist of non-derivative assets and liabilities (primarily working capital items, deposits and loans).

With regard to non-derivative assets and liabilities, given their nature, the fair value of the financial instruments included in the consolidated statement of financial position is generally close or identical to their carrying amount.

4)	Exposure to market risk and management thereof

In the opinion of Group management, the market risk to which the Group is exposed is primarily related to currency risk exposure, as mentioned above. Additionally, Group management does not consider the interest rate risk to be material.

b.	Credit risk

Credit risk arises from bank balances at banks and outstanding receivables. Credit risk is managed by Group management. Only banks and credit institutions with a good credit rating are accepted. Outstanding receivables are outstanding with public authorities and other counterparties with a strong financial position, which is why the credit risk is considered to be limited.

c.	Liquidity risk

Through careful liquidity management, the Group ensures that sufficient cash is available to meet the need in operating activities. At the same time, the Group ensures that it has sufficient cash and cash equivalents to enable debts to be paid when they fall due. Group management monitors rolling forecasts of the Group’s liquidity reserves on the basis of anticipated cash flows and maintains the liquidity balances at a level that is sufficient to meet its needs.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - CRITICAL ESTIMATES AND JUDGMENTS

As part of the financial reporting process, Group management is required to make estimates that affect the value of assets, liabilities, income, expenses and certain disclosures included in the Group’s consolidated financial statements. By their very nature, such estimates are subjective and complex and consequently may differ from actual results.

The accounting estimates used in the preparation of the financial statements are continually evaluated and adjusted based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

Described below are the critical accounting estimates used in the preparation of the financial statements, the formulation of which required Group management to make assumptions as to circumstances and events that involve significant uncertainty. In using its judgment to determine the accounting estimates, the Group takes into consideration, as appropriate, the relevant facts, past experience, the effect of external factors and reasonable assumptions under the circumstances.

Government grants

Grants from governments are recognized at the time the Group is entitled to such grants, on the basis of the costs incurred, and included as a deduction from research and development expenses and sales and marketing expenses. Government grants received are recognized as a liability if economic benefits are expected as a result of research and development activities that will result in sales entitling the state to royalties. Government grants are treated as a forgivable loan when there is a reasonable assurance that the entity will meet the terms for forgiveness of the loan. There is uncertainty about the expectation of future economic benefits as a result of research and development activities.

Deferred taxes

Based on management’s discretion, the Group has not created deferred tax assets in respect of accrued losses for tax purposes, as it is not expected that the Group will be able to utilize these losses in the foreseeable future against taxable income.

Research and development expenses

Research and development expenses are recorded in accordance with the accounting policies detailed in Note 2l. Group management has examined the conditions specified in Note 2l and in its opinion, as of December 31, 2021, it does not meet them. Therefore, as of December 31, 2021, the Group has not yet capitalized research and development expenses, and research and development expenses were charged to the income statement.

NOTE 5 - RESTRICTED SHORT-TERM BANK DEPOSITS

To secure Eco Wave Power Ltd.’s bank guarantees, Eco Wave Power Ltd. has deposited an amount of $70 (2020 - $68) in Bank Hapoalim Ltd. in short-term bank deposits. The short-term bank deposits are in NIS and bear interest at an average annual rate of prime – 1.59%. These deposits are subject to regulatory restrictions and are therefore not available for general use by the Group.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - PROPERTY AND EQUIPMENT:

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications, as well as the changes therein for the respective years:

		Cost					Accumulated depreciation				Net book value
	Balance at beginning of year	Additions during year	Transfers during year*	Foreign currency translation reserve	Balance at end of year	Balance at beginning of year	Additions during year	Reductions during year	Foreign currency translation reserve	Balance at end of year	Balance at end of year
Composition in 2021:
Land	75	-	-	(2)	73	-	-	-	-	-	73
Plant and equipment	1,539	9	(159)	18	1,407	146	141	-	5	292	1,115
Office equipment	24	4	-	1	29	20	1	-	1	22	6
	1,638	13	(159)	17	1,509	166	142	-	6	314	1,194

Composition in 2020:
Land	79	-	-	(4)	75	-	-	-	-	-	75
Plant and equipment	1,284	177	-	78	1,539	115	21	-	10	146	1,393
Office equipment	22	-	-	2	24	15	3	-	2	20	4
	1,385	177	-	76	1,638	130	24	-	12	166	1,472

Composition in 2019:
Land	76	-	-	3	79	-	-	-	-	-	79
Plant and equipment	1,102	152	-	30	1,284	88	19	-	8	115	1,169
Office equipment	18	2	-	2	22	11	3	-	1	15	7
	1,196	154	-	35	1,385	99	22	-	9	130	1,255

*	Transferred to a joint venture. See note 8.

Property and equipment are held by the Company’s subsidiaries.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LEASES:

a.	Right-of-use assets:

	Cost				Accumulated depreciation				Net book value
	Balance at beginning of year	Additions during year	Foreign currency translation reserve	Balance at end of year	Balance at beginning of year	Additions during year	Foreign currency translation reserve	Balance at end of year	Balance at end of year
Composition in 2021:
Offices	332	-	(4)	328	124	106	(3)	227	101

	332	-	(4)	328	124	106	(3)	227	101

Composition in 2020:
Offices	304	-	28	332	16	99	9	124	208

	304	-	28	332	16	99	9	124	208
Composition in 2019:
Offices	-	304	-	304	-	16	-	16	288

	-	304	-	304	-	16	-	16	288

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LEASES (continued):

b.	Lease liabilities:

	Balance at beginning of year	Additions during year	Interest expense during year	Payments during year	Translation adjustment	Balance at end of year
	in USD thousands
Composition in 2021 -
Offices	219	-	7	(103)	4	127
Total	219	-	7	(103)	4	127
Composition in 2020 -
Offices	288	-	10	(96)	17	219
Total	288	-	10	(96)	17	219
Composition in 2019
Offices	-	304	*	(16)	*	288
Total	-	304	*	(16)	*	288

*	Under 1 thousand USD.

	As of December 31
	2021	2020
	in USD
	thousands
Composition of lease liabilities:
Current lease liabilities
Offices	127	96
	127	96
Non-current lease liabilities
Offices	-	123
	-	123
Total	127	219

c.	Additional disclosure:

1)	The Group is a party to a contract that is affected by IFRS 16 and constitutes a rental space in Israel that was signed in November 2019. The agreed rental period is 24 months plus an extension option of an additional 12 months. The extension option held is exercisable only by the Group and not by the lessor. During 2021 the group exercised its option for additional 12 months. This liability was measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate as of November 2019 – 4%.

2)	To secure the Group’s lease obligation on its offices, the Group has provided a bank guarantee in the amount of $36 for the benefit of the lessor.

3)	As of December 31, 2021, future lease payments (considering the aforementioned extension periods) under the leases were:

Year:	Total
in USD thousands

2022	130
130

4)	In 2021 and in 2020, a short-term lease with a lease term of fewer than 12 months without a purchase option is recognized as an expense in profit or loss at the amount of $10 and $22, respectively.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD:

Eco Wave Power Ltd. owns 50% of EDF EWP One Ltd., a private limited liability company incorporated under the laws of Israel.

The remaining part of EWP EDF One Ltd. is owned by EDF Renewables IL in Israel. The objective of the joint venture is to exclusively cooperate in the development, financing, design, procurement, construction and operation of the expansion project at Jaffa Port and to evaluate further possible collaborations in wave power. Initial funds in the amount of $117 in cash and $159 in non cash transfer of equipment were contributed during 2021. The investment in the joint venture is presented as an investment in a joint venture in the Company’s consolidated balance sheet as the Company does not have control over the joint venture.

NOTE 9 - LONG-TERM LOAN FROM RELATED PARTY:

a.	Composition:

	December 31
	2021	2020
	in USD thousands
Loans from David Leb, Board member	1,102	1,062
Less - current maturities	(220)	-
Total long-term loans	882	1,062

b.	Change during the year:

	Year ended December 31
	2021	2020	2019
	in USD thousands
Beginning of year	1,062	1,024	1,000
Interest expenses	40	38	24
End of year	1,102	1,062	1,024

c.	Additional disclosure:

Eco Wave Power Ltd. has entered into two loan agreements with a shareholder and a Board member, David Leb, a related party, amounting to $1,102 at December 31, 2021 (denominated in USD). The liability is classified as a non-current and as a current liability to a related party in the statement of financial position.

1)	The first loan agreement relates to an amount of $200. The loan agreement is subject to an annual interest rate of 4%, calculated on the total debt including accrued interest. The loan is presented as a short-term loan as it is due in 2022.

2)	The second loan agreement relates to an amount of $800. Under the loan agreement, the credit period is 36 months and if the loan is not repaid within the credit period, an interest rate of 4% applies. The agreement does not specify specific repayment dates. It is Eco Wave Power Ltd.’s intention to not repay the loan within the 36 months period. Therefore, Eco Wave Power Ltd. accrues interest on the loan. Pursuant to a side letter from Mr. Leb dated December 31, 2021, the repayment of the loan will depend on the Company’s financial condition and any demand to repay the loan will not be made prior to January 2023.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – OTHER LONG-TERM LOAN:

a.	Composition:

	December 31
	2021	2020
	in USD thousands
Loan from PortXL Netherlands B.V.	129	134
Less - current maturities	-	-
Total long-term loan	129	134

b.	Change during the year:

	Year ended December 31
	2021	2020	2019
	in USD thousands
Beginning of the year	134	116	-
Additions during the year	-	-	113
Interest expenses	6	6	4
Foreign currency translation adjustment	(11)	12	(1)
End of year	129	134	116

c.	Additional disclosure

Loan from PortXL Netherlands B.V.

Eco Wave Power Ltd. entered into an accelerator agreement with PortXL Netherlands B.V. in March 2019. The loan was granted under a mentorship-driven open innovation startup accelerator program focusing on port related industries. The loan consists of (i) an amount of EUR 85,000 in kind, consisting of participating in the Program and (ii) an amount of EUR 15,000 in cash. Eco Wave Power Ltd. must repay the loan in five annual installments, starting April 1, 2023. The loan agreement is subject to an annual interest rate of 5%, calculated on the total debt including accrued interest. To the extent that Eco Wave Power Ltd. fails to repay the loan when due, PortXL Netherlands B.V. shall be entitled, as a sole remedy, to be issued common shares of Eco Wave Power Ltd. in such number equal to the unpaid balance of the loan and the accrued interest, divided by $375.825. Upon such issuance, the loan shall be deemed repaid in full.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - EQUITY:

a.	Share capital

	Number of Common Shares December 31
	2021	2020

Authorized share capital	140,000,000	100,000,000
Issued and paid up share capital	44,394,844	35,194,844

b.

	In SEK December 31
	2021	2020

Authorized share capital (in thousands SEK)	2,800	2,000
Issued and paid-up share capital (in thousands SEK)	888	704

c.	Rights related to shares

The common shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of December 31, 2021, all outstanding share capital consisted of common shares.

d.	Changes in the Company’s equity:

In May 2019, Eco Wave Power Ltd. completed a private offering of 314,650 common shares. The offering raised a total amount of $928.

In July 2019, the Company completed an underwritten public offering of 6,355,594 common shares at a public offering price of SEK 19 per share. The offering raised a total of $12,928, with net proceeds of $11,949, after deducting fees and expenses.

In July 2021, the Company completed an underwritten public offering of 1,000,000 ADSs, representing 8,000,000 common shares at a price to the public of $8.00 per ADS. The ADSs began trading on Nasdaq on July 1, 2021.

The Company granted A.G.P./Alliance Global Partners, the underwriter, a 30-day option to purchase up to 150,000 additional ADSs to cover over-allotments, at the public offering price, less the underwriting discounts and commissions. AGP exercised its option in full on July 1, 2021. The closing of all 1,150,000 ADSs, representing 9,200,000 common shares, occurred simultaneously.

The offering raised a total of $9,200, with net proceeds of $7,964, after deducting fees and expenses.

e.	Stock split

On May 21, 2019, the Company’s shareholders authorized a 50-for-1 share split of the Company’s common shares that went into effect as of the date of authorization. The share split was effected such that each 1 then-outstanding share was increased to 50 shares.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - TAXES ON INCOME:

a.	Corporate taxation

The income of Eco Wave Power Global AB (publ) is taxed at the standard Swedish corporate tax rate, which was 20.6% for 2021 and 21.4% for 2020 and 2019.

The income of Eco Wave Power Ltd. is taxed at the standard Israeli corporate tax rate, which was 23% for 2021, 2020 and 2019.

b.	Tax loss carryforwards:

1)	EWPG Holding AB (publ) - As of December 31, 2021, the tax loss carryforwards of the Parent Company were approximately $1,800. The tax loss carryforwards have no expiration date.

2)	Eco Wave Power Ltd. - As of December 31, 2021, the tax loss carryforwards of Eco Wave Power Ltd. were approximately $5,900. The tax loss carryforwards have no expiration date.

The Group has not created deferred tax assets in respect of these tax loss carryforwards. See Note 2k.

c.	Theoretical taxes

As described in Note 2k, the Group has not recognized any deferred tax assets in the financial statements, as it does not expect to generate taxable income in the foreseeable future. The reported tax on the Group’s income before taxes differs from the theoretical amount that would arise using the tax rate applicable to income of the company as follows:

	Year ended December 31
	2021	2020	2019
	in USD thousands

Loss before taxes	(2,347)	(1,969)	(2,029)

Corporate tax rate	20.6%	21.4%	21.4%

Theoretical tax benefit	(484)	(421)	(434)
Effect of different tax rates in foreign subsidiaries	(18)	(36)	(8)
Tax losses incurred in the reporting year
for which deferred taxes were not created	502	458	442
Taxes on income for the reported year	-	1	-

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Transactions with related parties:

a.	Key management compensation

Key management includes directors and executive officers. The compensation paid or payable to key management for services during the year indicated is presented below.

	Year ended December 31
	2021	2020	2019
	in USD thousands

Salaries and other short-term employee benefits	801	688	471
Post-employment benefits	58	37	25
Total	859	725	496

b.	Loans from related party (see Note 9)

c.	Interest expenses on related party loan (see Note 9)

d.	Balances with related parties

	Year ended December 31
	2021	2020	2019
	in USD thousands

Long term loans (see Note 9)	882	1,062	1,024
Current maturities of long term loans	220	-	-
Payroll and related expenses (see Note 14b)	67	20	34

e.	See Note 15b related to an agreement with a minority shareholder in one of our subsidiaries.

f.	According to an amendment to the CEO’s employment agreement, signed between Eco Wave Power Ltd. and the CEO on May 26, 2021, upon a change of control, as defined in the amendment to the CEO’s employment agreement, the CEO will be entitled to a cash bonus of $2.0 million.

NOTE 14 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Other receivables and prepaid expenses:

	December 31
	2021	2020
	in USD thousands

Value Added Tax authorities	26	81
Advances to suppliers	329	71
Other	34	65
	389	217

The carrying amounts of receivables approximate their fair value, as the effect of discounting is not material

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

b.	Accounts payable and accruals:

1)	Trade:

	December 31
	2021	2020
	in USD thousands
Accounts payable:
In Sweden	33	32
Overseas	13	11
	46	43

2)	Other:

Payroll and related expenses	277	227
Accrued expenses	151	116
Other	82	103
	510	446

The carrying amounts of accounts payable and accruals approximate their fair value, as the effect of discounting is not material.

c.	Revenues

	Year ended December 31
	2021	2020	2019
	in USD thousands

Revenues	31	-	-
	31	-	-

Revenues of $31 were from services the group provided in connection with a feasibility study in Asia. To date, the group has not generated any revenue from product sales.

d.	Research and development expenses:

	Year ended December 31
	2021	2020	2019
	in USD thousands

Payroll and related expenses	540	394	290
Depreciation	140	21	20
	680	415	310
Less – grants received	(10)	(49)	(126)
	670	366	184

Additional disclosure

Grants were received from Morocco’s Smart Port Challenge Competition, from the Israeli Ministry of Energy and from the European Commission under the Horizon 2020 Framework Program. To secure the Group’s obligation to the Israeli Ministry of Energy, under the grant terms, the Group has provided a bank guarantee in the amount of $11 for the benefit of the Government of Israel (see Note 2n1).

e.	Selling and marketing expenses:

	Year ended December 31
	2021	2020	2019
	in USD thousands

Payroll and related expenses	337	289	137
Overseas travels	56	24	158
Other	92	44	149
Less – Grants received	-	(9)	(52)
	485	348	392

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

f.	General and administrative expenses:

	Year ended December 31
	2021	2020	2019
	in USD thousands

Payroll and related expenses	824	614	360
Professional services	431	138	530
Depreciation	116	102	18
Other	538	250	462
	1,909	1,104	1,370

g.	Financial income and expenses:

Financial income
Foreign currencies exchange gain	792	-	-
Finance income	792	-	-
Financial expenses
Bank commissions	(16)	(25)	(11)
Interest on long term loans and lease liability	(53)	(54)	(28)
Other – Mainly foreign currencies exchange loss	-	(72)	(44)
Financial expenses	(69)	(151)	(83)
Financial income (loss) - net	723	(151)	(83)

NOTE 15 - COMMITMENTS:

a.	Grants from the Israeli Ministry of Energy

Grants received from the Israeli Ministry of Energy for an approved pioneering research and development program are recognized at the time the Group is entitled to such grants, on the basis of the costs incurred, and included as a deduction from research and development expenses. The grants are 5% royalty bearing from commercialization of the intellectual property products, until repayment of 100% of the grants received by the Group.

As discussed in Note 2m, this transaction was treated as a “forgivable loan,” as set forth in IAS 20.

b.	Loan from Management Committee of Jiangsu Changshu High Tech Development Zone

Eco Wave Power Ltd. entered into an accelerator agreement with Management Committee of Jiangsu Changshu High Tech Development Zone and with Changshu Shirat Enterprises Management Co., Ltd. in 2013. Changshu Shirat Enterprises Management Co., Ltd. owns 10% of the Suzhou Eco Wave Power Technology Co. Ltd.

Under the agreement, the Management Committee of Jiangsu Changshu High Tech Development Zone lent Suzhou Eco Wave Power Technology Co. Ltd. RMB 3,977 thousands ($570). The loan was granted in RMB to co-finance the construction of a power plant in Gibraltar as well as to support other ventures.

Suzhou Eco Wave Power Technology Co. Ltd. should repay the loan by remitting 3% of the net proceeds from Gibraltar pilot project and future projects in China alone plus 5% annual interest. In addition, Suzhou Eco Wave Power Technology Co. Ltd. is also obligated to pay to Changshu Shirat Enterprises Management Co., Ltd. 5% of the net proceeds from commercialization of its future projects for a term of 10 years from the date of the agreement. There were no proceeds in China since 2013 and there are no expected proceeds.

As discussed in Note 2m, this transaction was treated as a “forgivable loan,” as set forth in IAS 20.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - COMMITMENTS (continued):

c.	Portugal

In April 2020, Eco Wave Power Ltd. entered into an official concession agreement with Administração dos Portos do Douro, Leixões e Viana do Castelo (“APDL”) regarding the use of an area potentially suitable for construction, operation and maintenance of a wave energy power plant of up to 20 megawatts at four sites owned and operated by APDL (the “Concession Agreement”).

In September 2020, Eco Wave Power Ltd. established EW Portugal – Wave Energy Solutions, Unipessoal lda, a wholly owned subsidiary in Porto, Portugal, to enable Eco Wave Power Ltd. to commence official licensing procedures for the project.

In October 2020, Eco Wave Power Ltd. entered into a strategic collaboration with Painhas Engineering and Construction Company (“Painhas”) for the technical support for the licensing of the Portugal project. Painhas will play an integral part in the technical support needed for the official licensing procedures for the planned wave energy project in Portugal, as part of the newly signed 20 megawatts Concession Agreement with the Port Authority of Leixões - APDL. Once licensing is obtained, the parties will work towards a continued collaboration for the execution of the project.

During 2021, Eco Wave Power’s fully owned Portuguese subsidiary, EW Portugal-Wave Energy Solutions Unipessoal Lda. has received an installation and grid connection permit of 1MW in the form of a Small-Production Unit registration approval (registration number 5089) from the Portuguese Directorate-General for Energy and Geology (DGEG). This registration approval is required for the installation and grid connection of a 1MW pilot project at the Barra do Douro breakwater in Porto, Portugal.

The Small-Production Unit Registration approval is the first permit required by EW Portugal to proceed with the actual installation and grid connection of a first 1MW wave energy power station on the ocean side of the Barra do Douro breakwater.

d.	Grants

During 2021 Eco Wave Power received two main grant approval notices:

1.	A grant budget of EUR 178,500 (approximately 202,000 USD) from the European Union (“EU”) as part of the ILIAD Consortium. The ILIAD Consortium is comprised of 56 partners from 18 different countries in Europe, the Middle East and North Africa. During the 3 years program period starting 2022, the consortium will develop, operate, and demonstrate Integrated Digital Framework For Comprehensive Maritime Data and Information Services.

2.	A grant budget of GBP 103,993 (approximately USD 140,000) from Innovate UK – the UK’s innovation agency as part of the Energy Catalyst Round 8: clean energy - experimental development competition, for a project titled “Sea Wave Energy Powered Microgrid for Remote Islands and Rural Coasts”, to be executed in collaboration with the UK Queen Mary University of London, the Asian Institute of Technology, and the Provincial Electricity Authority of Thailand was approved for Eco Wave Power Gibraltar, a subsidiary of Eco Wave Power. Eco Wave Power Gibraltar will contribute additional 44,569 GBP (approximately USD 60,000). The funds are expected in 2022 in accordance with the project milestones.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - EVENTS AFTER THE REPORTING PERIOD:

a.	Spain – Port of Adriano

During the first quarter 0f 2022 Eco Wave Power entered an official agreement with Port Adriano, Spain, for the potential construction of a wave energy power plant of up to 2MW. According to the terms of the agreement, Port Adriano will assign a potentially suitable location to Eco Wave Power for a period of 20 years, while Eco Wave Power will be responsible for securing all the licenses, constructing, and commissioning the power plant/s and selling the electricity to be generated by the power plant in accordance with an approved production quota, to be determined for the site.

b.	Plan to delist from Nasdaq First North Growth Market

On February 25, 2022, the company announced it plans to apply for delisting from Nasdaq First North Growth Market. The Company plan to submit for delisting from Nasdaq First North Growth Market no earlier than three months from February 25, 2022.