Form 20-F
period 2022-12-31
Eco Wave Power Global AB (publ)
filed 2023-04-27
CIK 1846715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

44,394,844 common shares as of December 31, 2022.

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

Yes ☐    No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

We are a company incorporated in Sweden and were incorporated in 2019.  The American Depository Shares are currently traded in the United States on the Nasdaq Capital Market under the symbol “WAVE”.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to successfully enter new markets, manage our international expansion and comply with any applicable laws and regulations;

●	the timing for the commercialization of our WEC technology, including the timing, cost, regulatory approvals or other aspects related thereto;

●	our ability to generate revenue from our WEC technology and ancillary services, such as feasibility studies or our WPV software;

●	our expectations regarding the supply of components and manufacturing of our products;

●	the ability of our WEC technology to generate commercial amounts of energy and its perceived benefits versus other solutions;

●	the successful development of the WPV software;

●	the implementation of solar panels into our WEC technology;

●	our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;

●	our expectations with regards to the receipt of funds pursuant to existing and future grants;

●	our ability to compete with other companies in our industry;

●	the receipt of any government subsidies or feed-in-tariffs;

●	our research and development and growth strategies and marketing plans;

●	our ability to comply with environmental laws and to adapt to changes in laws, regulations or policies of governmental agencies or regulators relating to the utilization of our WEC technology;

●	the ability of our management team to lead the development and commercialization of our WEC technology;

●	our estimates of the size of our market opportunities;

●	issuance of patents to us by the U.S. PTO and other governmental patent agencies;

●	the ongoing COVID-19 pandemic and our expectations regarding its impact on our business, global supply chains and the economy; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

v

In addition, the section of this annual report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry sources and other sources that we have not independently verified.

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “EWPG” refer to Eco Wave Power Global AB (publ), after the date that it acquired its operating subsidiary, Eco Wave Power Ltd., or EWP Israel, or the Acquisition (see “Item. 4.A. — History and Development of the Company” for additional information), while such references, before the time of the Acquisition, refer to EWP Israel. Until June 9, 2021, our name was EWPG Holding AB (publ). On May 31, 2021, our shareholders approved amended and restated articles of association at an extraordinary general meeting of shareholders whereby, among other things, our name was changed to Eco Wave Power Global AB (publ). References to “U.S. dollars” and “$” are to currency of the United States of America, references to “Euro”, “EUR” and “€” are to currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty Establishing the European Community, as amended, references to “SEK” are to Swedish Kronor and references to “shekel,” “Israeli shekel” and “NIS” are to New Israeli Shekels. References to “Common Shares” are to our Common Shares, no par value. We report our financial statements under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

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

Risks Related to Our Financial Condition and Capital Requirements

●	We have never generated significant revenues, have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future, and we may never achieve or maintain profitability.

●	We have a history of operating losses and may not achieve or maintain profitability and positive cash flow.

●	We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations.

●	Our revenues, if any, and efforts to become profitable, may be impacted by our need to pay royalties on government grants and other agreements.

●	The reduction or elimination of government subsidies, grants and other economic incentives for various renewable energy applications may have an adverse impact on our operations and financial condition.

●	If we fail to manage our future growth effectively, our business could be materially adversely affected. We may also face difficulties as we expand our operations into countries in which we have no prior operating experience.

Risks Related to Our Intellectual Property

●	Even if we are issued patents, because the patent positions of our technology are complex and uncertain, we cannot predict the scope and extent of patent protection for our products.

●	There can be no assurance that our patent applications will result in issued patents.

●	If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets.

Risks Related to Regulatory Requirements

●	We are or will be subject to international regulations that could adversely affect our business and results of operations.

●	We may not be able to receive the regulatory approvals and permits needed in order to commercialize our WEC technology in the jurisdictions in which we wish to operate.

Risks Related to Our Business Operations

●	Our business and operations have been and are likely to further continue to be adversely affected by the COVID-19 global pandemic and its long term implications.

●	Our future success depends in part on our ability to retain our senior management team and to attract, retain and motivate other qualified personnel.

●	The employment agreement that we have with our Chief Executive Officer may provide for certain payments in the event of a change of control of us (as defined in her employment agreement), which may discourage, delay, or prevent a change in control.

●	If we fail to manage our future growth effectively, our business could be materially adversely affected. We may also face difficulties as we expand our operations into countries in which we have no prior operating experience.

Risks Related to Ownership of ADSs

●	The market price of the ADSs may be highly volatile due to factors beyond our control.

●	Our executive officers, directors and principal shareholders have the ability to exert significant control over matters submitted to our shareholders for approval.

●	If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

●	The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

Risks Related to Our Technology

●	We may not be able to receive the regulatory approvals and permits needed in order to commercialize our WEC technology in the jurisdictions in which we wish to operate.

●	We could be held liable if our business operations harmed the environment and a failure to maintain compliance with environmental laws could severely damage our business.

●	Wave energy is relatively new and is unproven which could mean that we may never be successful in commercializing our technology.

●	We will be subject to intense competition in the renewable energy business by competitors with substantially greater resources and/or more cost-effective technology.

●	Changes in technology may have a material adverse effect on our results of operations.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved].

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Our business faces significant risks. You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of the ADSs could decline. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Cautionary Note Regarding Forward-Looking Statements” above.

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

We have incurred net losses since EWP Israel began its operations, and we have incurred net losses of $2.9 million and $2.35 million in our fiscal years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of $11.3 million. To date, our activities have consisted primarily of activities related to the development and testing of our technologies and efforts to commercialize our products. Thus, our losses to date have resulted primarily from costs incurred in our research and development programs and from our selling, general and administrative costs. As we continue to develop our proprietary technologies, we expect to continue to have a net use of cash from operating activities unless or until we achieve positive cash flow from the commercialization of our products and services.

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

As of December 31, 2022, our cash and cash equivalents were $5.3 million and our short term cash deposits were $5 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations through at least the next 12 months period from the date of this annual report on Form 20-F. We expect that in future periods we will require substantial additional capital to commercialize our products and services (see “Item. 5.A. – Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional information). In addition, even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

Any additional fundraising efforts may divert our management from its day-to-day activities, which may adversely affect our ability to develop and commercialize our products and services. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all, during the current financial situation in the markets. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the ADSs to decline, even if we believe that the terms of such financing are favorable, or, in the event of an equity financing, could dilute your ownership in our Company. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights, limitations on our ability to pay dividends and other operating restrictions that could adversely impact our ability to conduct our business; if we were to be in default of any such contractual limitations, this could further adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. In addition to the material adverse effects listed above, if our ability to finance our operations on terms and timing favorable to us, this could also result in placing us at a disadvantage against our competitors.

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

The renewable energy industry benefits from and is made more competitive due to various government subsidies, grants, feed-in-tariffs and other economic incentives. The reduction, elimination or expiration of such government subsidies, grants, feed-in-tariffs and other economic incentives for various renewable energy applications in hydropower, solar, wind, biofuel, biomass, geothermal, wave or tidal energy could result in the diminished competitiveness of such alternative energy sources relative to conventional sources of energy. Not only would this negatively affect the growth of that particular renewable energy industry, but it could make it more difficult for us to complete development of our technology and products and subsequently seek to commercialize them, which, if commercialized, could lead to a reduction in our net sales and harm our financial condition.

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

Our ability to continue with our current scope of operations and expand our operations and business across the globe is subject, in certain cases, to our receiving a permit for different purposes, including the use of land. It may be difficult to receive the required permits, which may require our management team to divert its attention from other aspects of our business, or it may be more capital intensive or a more time consuming process than expected to receive permits, either of which could increase costs and delay the launch of our products. In addition, some permitting and execution processes have been delayed due to the COVID-19 pandemic. Furthermore, if we do not comply with the requirements set forth in the permits we receive, we could lose the granted permits or not receive them at all. Should any of these events occur it could have a material adverse effect on our business and reputation, results of operations and financial position.

Changes in environmental laws and regulations, or fundamental changes in the operations of government agencies, could reduce demand or impact the timing for our services.

Most of our business is driven by laws and regulations related to the protection of the environment. In the United States, the former Trump administration declined to enforce some environmental laws and repealed certain regulations, adversely impacting the ability of companies in the renewable energy sector to generate revenue. If these policies do not significantly change under the Biden administration, or if any further relaxation or repeal of these laws occurs in the United States and elsewhere, or changes occur in governmental policies regarding the funding or enforcement of these laws in the countries and regions in which we currently operate and may seek to operate in, we may experience additional adverse impacts on our ability to grow our business.

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

We maintain significant international operations, including operations in Sweden, Israel, Gibraltar, Portugal, China, Australia and Mexico (we are not currently actively working on advancing operations in Mexico, see Item. 4.B. “Business — Our Proprietary WEC Technology — Project Pipeline — Mexico” for additional information) and have pipeline projects and potential projects in other countries, including, but not limited to, Israel, Portugal, Spain, Turkey, United States and others. As a result, we are subject to a number of risks and complications associated with international sales, services and other operations, as well as risks associated with U.S. foreign policy. These include:

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

We are not currently regulated as an electric public utility under applicable law but may be subject to regulation as an electric utility in the future.

We are not currently regulated as an electric public utility in the U.S. under applicable national, state or other local regulatory regimes where we conduct business. As a result, we are not currently subject to the various federal, state and local standards, restrictions and regulatory requirements applicable to centralized public utilities. Any federal, state or local regulations that cause us to be treated as an electric utility or to otherwise be subject to a similar regulatory regime of commission-approved operating tariffs, rate limitations and related mandatory provisions, could place significant restrictions on our ability to operate our business and execute our business plan by prohibiting, restricting or otherwise regulating our sale of electricity. If we were subject to the same state or federal regulatory authorities as centralized electric utilities in the U.S. and its territories or if new regulatory bodies were established to oversee our business in the U.S. and its territories or in foreign markets we enter, our operating costs would materially increase or we might have to change our business in ways that could have a material adverse effect on our business, financial condition and results of operations.

While we are not regulated as extensively as an electric public utility, we are subject to certain utility-like regulations in jurisdictions such as California. In California, the California Public Utilities Commission (“CPUC”) issued an order approving several consumer protection measures for solar customers, including a requirement for solar providers to provide customers with the California Solar Consumer Protection Guide, which provides customers with information regarding the selection of a contractor, solar financing, bill savings estimates, net energy metering and electric rates, low-income options and related matters. The CPUC order also requires the investor-owned utilities in California to adopt procedures to verify during the interconnection process that the customer received the California Solar Consumer Protection Guide and that the solar provider is licensed, and to collect and report on complaints regarding solar providers. If we become subject to new, additional regulatory requirements in these jurisdictions or other jurisdictions adopt similar regulatory requirements, our operating costs would materially increase or we might have to change our business in ways that could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business Operations

Our business and operations have been and are likely to continue to be adversely affected by the evolving and ongoing COVID-19 pandemic.

The COVID-19 pandemic has changed market and economic conditions on a global scale. These changes have impacted and may continue to impact our ability to carry out operations as usual. Although some of the restrictions were removed in 2021 and again in 2022 (such as travel restrictions, restriction on movements between countries, lockdowns, and industries shutdowns). As a result of the remaining restrictions, we experienced certain delays in projects’ execution and licensing, shortage in components and price increases of certain components. We may continue to experience supply chain interruptions that may result in additional costs and inefficiencies in operations.

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

Our WEC technology is designed for use in the near-shore and on-shore marine environment and is usually installed on marine structures such as piers, breakwaters and jetties, or in locations in which such marine structures are required; however, not all areas worldwide have appropriate natural resources needed to harness wave energy. In addition, we have been researching the ability to add solar panels to our WEC technology, which may or may not prove to be successful. Seasonal and local variations, wave frequency and direction, water depth and the effect of particular locations of islands and other geographical features may limit our ability to deploy our WEC technology, both with and without the additional of solar panels, if any, in certain coastal areas. If we are unable to identify and secure sufficient sites with appropriate natural resources for the deployment of our WEC technology to capture wave energy or solar power, if including solar panels in our WEC technology, our ability to grow our business could be adversely affected.

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

Our research and development expenses primarily relate to our efforts to increase the output, durability and commercial viability of our technology. The results of such research and development can be unforeseen and undesirable and therefore our forecasted costs related to such research and development are associated with great uncertainty. Our research and development expenses were $0.89 million and $0.67 million in our fiscal years ended December 31, 2022 and 2021, respectively. We expect that our research and development expenses will increase in the future. It is our goal to fund the majority of our research and development expenses through grants and/or cost sharing obligations under some of our customer contracts or joint venture agreements over the next several years with sources of external funding, and although we have received governmental grants, for example, from the Israeli Ministry of Energy, and we entered into a joint venture with EDF Renewables IL, we may not be able to secure any such funding or enter into such an arrangement in the future. Pursuant to our agreement with EDF Renewables IL, we and EDF Renewables IL are scheduled to fund the development of our Jaffa port project by EDF EWP One, in a ratio correlating to the respective ownership in the joint venture, which is currently owned by the parties in equal parts.

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

Further, our operations could be disrupted by the obligations of our employees to perform military service. As of December 31, 2022, we had 11 full-time employees based in Israel. Of these employees, some may be military reservists, and may be called upon to perform military reserve duty of up to 36 days per year (and in some cases more) until they reach the age of 40 (and in some cases, up to the age of 45 or older). Additionally, they may be called to active duty at any time under emergency circumstances. In response to increased tension and hostilities in the region, there have been, at times, call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of these employees due to military service. Such disruption could harm our business and operating results.

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

We received grants from various government agencies for certain activities. The terms of these grants impose certain conditions on us, including specified conditions in order to receive the full amount of the grant. If we fail to satisfy these conditions, we may lose our grant funding and be required to refund investments previously received.

Certain of our activities have been funded by grants from various government agencies, including the Israeli Ministry of Energy, the European Commission, Innovate UK (the United Kingdom’s national innovation agency), the ILIAD consortium, and the European Union Regional Development Fund, or ERDF and others.

Our project to build a 100 kilowatt (or 0.1 megawatt) installed capacity pilot station to create electricity from waves in Jaffa Port, Israel has been financed in part through a royalty-bearing grant in the aggregate amount of up to NIS 492,000 ($139,000) that we have partially received from the Israeli Ministry of Energy pursuant to a financing agreement. Pursuant to the terms of this agreement, we are to receive installation payments, which started in January 2019, and the last of which we are scheduled to receive after we file the final project report, while the Israeli Ministry of Energy is to receive a non-exclusive, non-assignable and irrevocable license to use our know-how created during this project for national needs. We are committed to pay royalties at a rate of 5.0% from commercialization of the project’s know-how and intellectual property (if any is created) up to the cumulative amount of the grant, linked to the Israeli consumer price index, and with the addition of the interest rate of the Accountant General of Israel. In addition, we provided a guarantee in the amount of NIS 36,900 (approximately $10,000), or 7.5% of the total amount of the grant, regarding our obligations under the grant. If we violate our obligations under the financing agreement, the Israeli Ministry of Energy has the right to redeem our bank guarantee and/or demand the return of the investments we have already received at the time of the violation. As of December 31, 2022 our bank guarantee has expired.

Furthermore, in 2021, we won a grant of EUR 178,500 (approximately $190,000) from the European Commission in the EU Horizon 2020 Research and Innovation Programme as part of the ILIAD consortium for our participation in a three years program consortium of 56 partners from 18 countries in Europe, the Middle East and North Africa to combine high-resolution modelling with real-time sensing of ocean parameters, advanced algorithms for forecasting of spatio-temporal events and pattern recognition. The virtual representations will consist of several real-time to near-real-time digital replicas of the ocean. As part of this consortium, we expect to play a role to aid with pilot applications related to wave energy. In 2022, we received EUR 86,000 (approximately $92,000) as an advanced payment on account of this program. On October 28, 2021, we were awarded a grant of GBP 103,993 (approximately $125,000) from Innovate UK for Eco Wave Power Gibraltar to research and conduct feasibility studies for sea wave energy powered microgrids for remote islands and rural coastlines. The terms of the grant require us to contribute GBP 44,569 (approximately $54,000) towards these activities in order to receive grant funding. Under the terms and conditions of these grants, we are obligated to comply with various reporting requirements, meet certain project milestones and to take certain administrative actions. Material noncompliance with the terms and conditions of the grants may result in one or more enforcement actions by the relevant grant agency, which could include denying funds for the cost of funded activities, suspending the grant in whole or in part, pending corrective action, and withholding further grant awards. In 2022, Eco Wave Power Gibraltar received GBP 71 thousand (approximately $85 thousand) from Innovate UK.

In 2022, we received an ERDF grant approval called “Ports Towards Energy Self Sufficiency” that was approved for a research project in Porto, led by the University of Porto, on November 24, 2022.The grant amount is EUR 25,262.50 (approximately $27,000).

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

Risks Related to Ownership of Our ADSs and our Common Shares

The market price of the ADSs may be highly volatile due to factors beyond our control.

The trading price of the ADSs is likely to be volatile. Since our ADSs began trading on Nasdaq on July 1, 2021, our ADSs traded as high as $30.00 per ADS and as low as $2.52 per ADS. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of the ADSs:

●	technological innovations or commercial product introductions by us or competitors;

●	our ability to finish research and development projects or product development within the allotted or expected timeline;

●	regulation of renewable energy, and specifically, wave energy;

●	delays in entering into strategic relationships with respect to development or commercialization of our product candidates or entry into strategic relationships on terms that are not deemed to be favorable to us;

●	the loss of any of our key management personnel or members of our board of directors;

●	our ability to recruit and retain qualified regulatory, research and development personnel;

●	publication of research reports or comments by securities or industry analysts;

●	the results of our research and development efforts;

●	our capital needs and ability to obtain financing on terms favorable to us;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	the granting or exercise of employee stock options (also known as warrants) or other equity awards;

●	the depth of the trading market in the ADSs;

●	business interruptions resulting from a local or worldwide pandemic, such as COVID-19, geopolitical actions, including war and terrorism, or natural disasters; and

●	changes in investors’ and securities analysts’ perception of the business risks and conditions of our business.

In addition, the stock market in general, and Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of the ADSs, regardless of our actual operating performance. Furthermore, the war between Russia and Ukraine and concerns regarding inflation have resulted in significant financial market volatility and uncertainty in the recent year. Further, a systemic decline in the financial markets and related factors beyond our control may cause the ADS price to decline rapidly and unexpectedly.

Our executive officers, directors and principal shareholders will maintain the ability to exert significant control over matters submitted to our shareholders for approval.

As of April 21, 2023, our executive officers, directors and principal shareholders who own more than 5% of our outstanding Common Shares, in the aggregate, beneficially own shares representing approximately 53.3% of our share capital. As a result, if these shareholders were to act together, they would be able to exert significant influence over all matters submitted to our shareholders for approval (including a prospective acquisition or other change of control of our company), as well as our management and affairs.

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

In general, we will be treated as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not expect that we will be treated as a PFIC for 2022. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ADSs or Common Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ADSs or Common Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Common Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ADSs or Common Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to furnish U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our Subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Common Shares or ADSs.

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

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors.

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

We will remain an emerging growth company for up to five years, or until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iii) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find ADSs less attractive as a result of our reliance on exemptions under the JOBS Act. We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs, and our market price may be more volatile and may decline.

The market price of the ADSs may be highly volatile.

The trading price of the ADSs is likely to be volatile. The stock market in general, and the market for alternative energy companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Broad market and industry factors, including potentially worsening economic conditions and other adverse effects or developments relating to concerns regarding inflation, may negatively affect the market price of the ADSs, regardless of our actual operating performance. As a result of this volatility, you may not be able to sell the ADSs at or above the price you paid.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of the ADSs could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of the ADSs to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

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

We may be involved in litigation matters or other legal proceedings that are expensive, time consuming, and could divert management attention.

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

We identified a material weakness in our internal control over financial reporting and have not remedied this weakness. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our Company and the market price of the ADSs may be adversely affected.

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

If we fail to maintain effective internal control over financial reporting, we may be unable to report our financial results accurately or meet our reporting obligations. This could cause us to lose investor confidence in the accuracy and completeness of our financial reports, which could harm our business, the price of the ADSs and our ability to access the capital markets.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our securities, the ADS or our share price and trading volume could decline.

The trading market for the ADSs will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding the ADSs, or provide more favorable relative recommendations about our competitors, the ADS would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the ADS or trading volume to decline.

Future sales of the ADSs could reduce the market price of the ADSs.

Substantial sales of the ADSs may cause the market price of the ADSs to decline. Sales by us or our security holders of substantial amounts of the ADSs, or the perception that these sales may occur in the future, could cause a reduction in the market price of the ADSs.

The issuance of any additional ADSs or any securities that are exercisable for or convertible into our Common Shares, may have an adverse effect on the market price of our the ADSs and will have a dilutive effect on our existing shareholders.

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

We were incorporated in Sweden in 2019. The ADSs are currently listed for trading on the Nasdaq Capital Market under the symbol “WAVE.”

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

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

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

Our WEC Technology

We believe that our WEC technology has the potential to accelerate the viability of wave power in a way that was previously not achievable because our WEC technology is more cost-efficient, reliable, insurable and environmentally friendly and easier connected to the grid compared to offshore systems. Our WEC technology, first wave-pool tested in Kiev in 2011, employs units of point absorber floating devices, referred to as floaters, which are installed on existing marine structures such as (but not limited to) piers, breakwaters and jetties, or in locations in which such marine structures are required. Our specially designed floaters move accordingly with the movement of the waves pressing hydraulic pistons, which create pressure in land located accumulators, depending on wave heights, which is rotating a hydromotor, that then rotates a generator, which sends the clean electricity to the grid via an inverter..

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

Project Pipeline and Achievements

We have entered into a variety of agreements with parties interested in the utilization of our WEC technology. These agreements consist of Power Purchase Agreements, Concession Agreements and other agreements in various stages, including letters of intent. Based on the terms of the agreements and our own calculations, we believe that we have a total worldwide pipeline of projects that may be up to 404.7 megawatts in size. In addition, we have entered into agreements to conduct feasibility studies. Although the majority of the megawatts included in our pipeline are subject to preliminary agreements, we have a limited amount of megawatts that are subject to more advanced agreements, such as our Power Purchase Agreement in Gibraltar for up to five megawatts (which we are not currently actively working on advancing, due to lack of compatible breakwater in the region), a Concession Agreement in Portugal for up to 20 megawatts, a Concession Agreement for up to 77MW in Turkey, a Concession Agreement in Spain for up to 2MW, an Interconnection Agreement in Mexico for up to 25 megawatts (which we are not currently actively working on advancing), a Pioneering Technology approval from the Israeli Ministry of Energy to construct a 100 kilowatt (or 0.1 megawatt) WEC array, which is in advanced construction in the Jaffa port in Israel, and a Collaboration Agreement with AltaSea in the Port of Los Angeles for the installation of a pilot station which was relocated from Gibraltar. Although some of these agreements may be deemed to be definitive, there is no guarantee that we will complete the construction of any WEC systems for such projects (or any others), as we will need to meet certain conditions and obtain certain licenses to reach the actual construction stage of such projects, of which there can be no guarantee. See “Item 4. D. Risk Factors — Risks Related to Our Business Operations” for risks associated with our pipeline projects and “Item 4. B. — Business Overview — Project Pipeline” for additional information.

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

We plan to continue to develop the projects in our pipeline, specifically our EDF EWP One project, the installation of the Gibraltar Pilot to AltaSea’s premises in the Port of Los Angeles, and to work towards the completion of the licensing required for our megawatt project in Portugal and/or in Spain and/or in other locations, further expand our project pipeline, conduct research and development aimed at continuing to upgrade and improve our WEC technology, continue the reinforcement of our patent portfolio, and to expand the team that will help us achieve our growth strategy. Prioritized countries for our project pipeline include those with significant wave heights, governmental support for renewable energy projects, short and clear licensing procedures, favorable feed-in-tariffs or subsidy schemes, high electricity demand, strong promotion of renewable energy and/or lack of electricity access and available grid-capacity. In addition, we will be prioritizing growth in specific high-potential target markets. Primarily, we are concentrating on growth in Europe and United States, where there is high wave energy potential and growing support for renewable energy technologies.

We currently engaged with the following projects:

Gibraltar Pilot and its Relocation to the Port of Los Angeles

Between 2016 and March 2022, we operated a grid-connected proof-of-concept wave energy array in Gibraltar, as part of a five megawatt Power Purchase Agreement that we signed with the Government of Gibraltar and Gibraltar’s National Electric Company, or GibElectric. On January 20, 2022, we announced a collaboration with AltaSea, a non-profit that accelerates scientific collaboration and advances an emerging blue economy, at the Port of Los Angeles. We will work with AltaSea, to locate and submit grants to implement our technology and implement a pilot program on the AltaSea campus, located in the Port of Los Angeles. Together, we and AltaSea will look to secure other locations for future wave technology projects. In December 2022, we announced that the energy conversion unit formerly deployed in Gibraltar, arrived at AltaSea at the Port of Los Angeles where we expect it will be installed as a pilot station when approval is granted by the Port of LA (which owns the site) . This is the first U.S. location for our technology. We expect to produce new floaters and floaters’ mechanisms for the Port of Los Angeles project.

EDF EWP One Project

This project involves the installation and operation of a 100 kilowatt (or 0.1 megawatt) installed capacity project in the Jaffa Port in Israel in a partnership with EDF Energies Nouvelles Israel Ltd., or EDF Renewables IL, a subsidiary of the French multinational electric utility company Électricité de France S.A., or EDF, pursuant to which we co-own, in equal parts, the joint venture EDF EWP One Ltd., or EDF EWP One. In addition to the shared funding of this project pursuant to our Joint Venture Agreement with EDF Renewables IL, we also received co-funding from the Israeli Ministry of Energy, which recognized our technology as a “pioneering technology.” Pioneering technology recognition is a designation granted by the Chief Scientist of the Israeli Ministry of Energy to renewable energy technologies, which grants such companies with a production quota to connect their technology to Israel’s national electricity grid in accordance with the guidelines established for Pioneering Technologies. We previously operated an off-grid pilot power station, in the same place, mainly for research and development purposes. In August 2020, we secured the engineering coordination permit required for the deployment of the grid connection work for the project, and in February 2021, we obtained the engineering coordination permit for the cement works and conversion unit and floaters installation. On January 7, 2021, we completed the first stage of the grid-connection route works in Jaffa Port for the project. On May 5, 2021, we completed the wall reinforcement works required for the installation of the floaters on the sea wall in Jaffa Port. On June 14, 2021, the power station’s conversion unit was delivered and installed in Jaffa Port. On October 4, 2021, we entered into a Collaboration Agreement with Lesico Ltd. for the production of floaters for the EWP EDF One project. On January 5, 2022, the first set of floaters and supporting structures for the project were delivered to the Jaffa Port project site. On February 1, 2022, we officially completed the grid connection route works at the Jaffa Port site. In April 2022, we completed the installation of eight floaters to the sea wall. In August 2022, the Israeli Electric Authority has set an official Feed-In Tariff, or FIT, for our newly-installed wave energy pilot project at the Jaffa Port. With the FIT in place, the Israeli Electric Corporation commenced operations to officially connect the EWP-EDF One project to Israel’s energy grid.

Portugal Planned Project

In 2020, we entered into a Concession Agreement with the Port of Leixões, or APDL, to use an area potentially suitable for the construction, operation and maintenance of a wave energy power plant of up to 20 megawatts in four locations owned and operated by APDL. Pursuant to the Concession Agreement with APDL, APDL will provide us with the concession for its breakwaters for a period of between 25 to 30 years, while we will be responsible for securing all the licenses, constructing and commissioning the power plant and selling the electricity to be generated by the power plant in accordance with an approved production quota, to be determined for each site. The power plant is planned to be constructed and commissioned in several stages starting with a one megawatt station, and subject to certain conditions, to be followed by the construction, operation and maintenance of the remaining capacity of the plant (19 megawatts). In order to commence the licensing, EWP Israel incorporated a wholly owned subsidiary company in Portugal under the name EW Portugal-Wave Energy Solutions, Unipessoal Ida., or EW Portugal. EW Portugal has initiated the process for obtaining the necessary licenses required in order to commence construction of the first megawatt of the project. On August 19, 2021 EW Portugal received an installation and grid connection permit of 1MW in the form of a Small-Production Unit registration approval from the Portuguese Directorate-General for Energy and Geology. This registration approval is required for the installation and grid connection of a 1MW pilot project at the Barra do Douro breakwater in Porto, Portugal. The Small-Production Unit Registration approval is the first permit required by EW Portugal to proceed with the actual installation and grid connection of a first 1MW wave energy power station on the ocean side of the Barra do Douro breakwater. In order to commence project construction, EWP has to comply with the terms of the registration approval and obtain a license called Título de Utilização de Recursos Hídricos, or TURH, from APDL.

Spain Planned Project

On April 11, 2022, we announced that we entered an official agreement with Port Adriano, Spain, for the potential construction of a wave energy power plant of up to 2MW. According to the terms of the agreement, Port Adriano will assign a potentially suitable location to us for a period of 20 years and we will be responsible for securing all the licenses, constructing, and commissioning the power plant(s) and selling the electricity to be generated by the power plant(s) in accordance with an approved production quota to be determined for the site. Port Adriano has been in contact with Ports de les Illes Balears (Ports of the Balearic Islands, the public entity responsible for the powers and executive functions of the ports managed by the autonomous community) to inform it about the project, and will proceed to carry out all the legal procedures necessary for the potential installation of this innovative wave energy power plant, the first application of this technology in Spain.

The power plant is planned to be constructed and commissioned in two stages: the first stage is the construction of a plant of up to 1MW; and the second stage involves the construction, operation and maintenance of the remaining capacity of the plant (2 MWs). Port Adriano will have a right of first refusal to invest partially or fully in both stages of the project and we will have the right to combine the two stages of the project and execute the whole 2MW from the start. Eco Wave Power is currently conducting a feasibility study for the site, which is the first step of the collaboration.

Turkey

On December 8, 2022, we announced that we entered into an agreement with OREN Ordu Enerji, or Ordu Energji, a fully owned subsidiary of Ordu Municipality, for the potential construction of an up to 77 megawatts wave energy installation in Ordu, Turkey – the largest agreement in our history. If built, the power station would be Turkey’s first grid-connected wave energy station, and upon completion, would be the world’s largest wave energy power station.

According to the terms of the agreement, Ordu Enerji will assign nine potentially suitable breakwaters to us for a period of 25 years from activation of the relevant pilot or power station, while we will be responsible for constructing, and commissioning the power plant(s) and selling the electricity to be generated by the power plant in accordance with an approved production quota to be determined for the site.

Subject to certain conditions, including, among others, receiving favorable results from feasibility studies and receipt of applicable licenses and permits, the 77 megawatts power station is planned to be constructed in several stages, starting with an up to 4 megawatts pilot station, and continuing with the construction, operation, and maintenance of the remaining capacity of the plant of up to 73 megawatts. Ordu Enerji has a right of first refusal to invest partially in different stages of the project.

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

We signed a number of letters of intent during 2019, 2020 and 2021 with several prominent ports around the world; however, there can be no guarantee that we will ever enter into any such definitive agreements with these parties or any others and we are not currently planning to pursue this project in the near future.

COVID-19 Pandemic

The COVID-19 pandemic has changed market and economic conditions on a global scale. These changes have impacted and may continue to impact our ability to carry out operations as usual. Although some of the restrictions were removed in 2021 and again in 2022 (such as travel restrictions, restriction on movements between countries, lockdowns, and industries shutdowns), as a result of the remaining restrictions, we experienced certain delays in projects’ execution and licensing, shortage in components and price increases of certain components. We may continue to experience supply chain interruptions that may result in additional costs and inefficiencies in operations.

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

Our research and development strategy is currently focused on:

●	the completion of the development of WPV software for our WEC technology for real-time production verification;

●	the optimization of our WEC technology to generate larger amounts of electricity from low wave heights below 0.5 meters in height; and

●	optimization of our WEC technology’s materials for operation in different weather and marine climates.

Our growth strategy is currently focused on:

●	finalizing the construction of the EWP EDF One project, in collaboration with EDF Renewables IL, a subsidiary of the French multinational electric utility company EDF, which will be our second grid connected project, and, as such, will reinforce our position as a leading wave energy developer;

●	Producing the floaters mechanisms and installing the pilot we relocated from Gibraltar to the Port of LA;

●	moving more projects from the “project pipeline” stage into the “ready-to-build” stage;

●	finalizing the licensing and construction of the first megawatt of the Portugal power station, the purpose of which is to demonstrate that wave energy can generate significant energy amounts and in commercial scale (of 20MW and above) to generate significant revenue, and potentially allow us to become profitable; and commencing feasibility studies and other relevant milestones to promote our planned project in Spain; and

●	upon successfully executing our first one megawatt scale project, we may pursue additional financing, which may include debt financing deal(s), which we believe would enable us to construct and operate multiple revenue yielding assets in parallel, which we believe will then facilitate significant growth of our Company. (See Item 4.B. — “Revenue Models — WEC Technology” for additional information).

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

One such resource is our oceans and seas, which, as reported by National Geographic, cover 71% of our planet’s surface and are an abundant source of renewable power. According to a 2020 report from IRENA, wave energy has the potential to meet all of global energy demand with potential global energy production from waves estimated at 29,500 terawatt-hours of electricity per year. In addition, according to the U.S. Department of Energy, as of January 2021, the potential in the United States is estimated at 3,500 terawatt-hours per year. Wave energy is an abundant renewable energy source, which has several significant advantages over other renewable energy sources. For example, it is available at night. In many locations around the world with significant and stable wave resources, power from WEC technology can be produced around the clock.

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

In recent years, the U.S. Congress has considered legislation to reduce emissions of greenhouse gas (“GHGs”), including methane and carbon dioxide, byproducts of burning fossil fuels. In August 2022, the U.S. Congress passed, and President Biden signed into law, the Inflation Reduction Act, which provides $369 billion in new funding for clean energy programs. The Inflation Reduction Act appropriates significant federal funding for renewable energy initiatives and, for the first time ever, imposes a fee on GHG emissions from certain facilities. This bill could increase the operating costs of conventional energy sources and accelerate the transition away from fossil fuels, which could, in turn, benefit our renewable energy projects, business and results of operations. In April 2021, President Biden announced a goal of reducing the United States’ GHG emissions by 50 to 52% below 2005 levels by 2030. Relatedly, the United States and European Union jointly announced the launch of the “Global Methane Pledge,” which aims to cut global methane pollution at least 30% by 2030 relative to 2020 levels, including “all feasible reductions” in the energy sector. These developments could also have the effect of accelerating the transition away from fossil fuels.

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

Wave Energy Services

In addition to our operations involving the sale/lease of our WEC technology, we also intend on expanding our product offering by providing increased project development products and services. One of these services is the offering of feasibility studies for our potential clients, which we believe will add to customer value and may provide an additional revenue stream for us in the event the feasibility study leads to initiation of commercial projects. During 2020, we entered into our first Feasibility Study Agreement with MSMART Future Technology in Vietnam, which was completed during 2021, and have since entered additional such agreements in Bangladesh and Morroco. These feasibility studies are conducted to study the wave energy resource and preliminary project feasibility potential at a specific location and are performed as a precursor to a more robust collaboration and project at the location.

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

●	Reliable. We believe that our technology is extremely reliable as compared to other WEC technologies, and more specifically those that are offshore solutions. Unlike many of our competitors, our WEC technology, with the exception of our floater mechanisms, is located on land. Therefore, our conversion unit (the part of the system that holds the energy generation equipment) is not subject to an aggressive offshore marine environment. Furthermore, we utilize a storm protection mechanism, which is meant to prevent damage to the floaters during storms.

●	Cost Efficient. The price of our WEC technology is highly competitive with a total forecasted capital expenditure of 1.2 million Euro ($1.3 million) to 1.8 million Euro ($1.9 million) per megawatt (the actual price may vary and final price is dependent on the amount of floaters needed per site, the work that must be performed for the installation of the systems to the existing structure, or the necessity of the construction of a new structure, and the proximity to the nearest substation or grid connection point). This capital expenditure is significantly lower than the price of the offshore competition, which, according to the World Energy Council World Energy Perspective Cost of Energy Technologies report, can range from a minimum of $5.48 million (5.14 million Euro) per megawatt to a sum as high as $16.05 million (15.05 million Euro) per megawatt, due to the fact that during both the installation of our system and the necessary operation and maintenance activities, we do not require the use of ships, divers, underwater cabling and mooring associated with offshore systems. As to the LCOE, based on our internal calculations that were derived using the International Energy Agency’s Ocean Energy Systems project LCOE calculation metrics, combined with our assumptions, we believe that it can be as low as 42 Euros ($45) per megawatt hour, in commercial scales.

●	Insurability. The reduced capital expenditures and high reliability associated with our WEC technology, as compared to various offshore solutions, has allowed us to receive insurance coverage for our power stations. For example, our installations in Gibraltar and Israel have been insured by notable insurance companies. Although we are able to maintain what we believe is sufficient insurance, we still face risks in connection with the insurance coverage that we maintain for our technology. See “Item 3. D. Risk Factors — Risks Related to Product Development and Commercialization” for additional information.

●	Modular and Scalable Design. Our WEC technology is fully modular, allowing us to scale projects, which is expected to minimize the common risks entailed in scalability. Our WEC technology can be scaled up to large-scale units of one megawatt or down to a few kilowatts for a purpose-built project.

●	Environmentally friendly. Our WEC technology does not connect to the ocean or sea floor, and as such, it is considered to be a more environmentally friendly and cleaner energy system.

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

As of the end of the year ended December 31, 2022, there were over 400 companies, some with institutional funding, listed in the DOE Marine and Hydrokinetic, or MHK, Technology Database. This DOE database provides up-to-date information on MHK renewable energy technologies and companies, both in the United States and around the world. Some of these companies are located in the United Kingdom, continental Europe, Japan, Israel, the U.S. and Australia, and many of those companies are pursuing the utility, grid-connected energy market. The MHK industry continues to evolve as participants strive to differentiate themselves by promoting their specific technology focusing on cost and efficiency. The companies are subdivided by implementation: wave power, current power, tidal and ocean thermal energy conversion.

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

In addition to our ongoing B2B and B2G digital marketing efforts, we also frequently receive attention from international media outlets, including Wired Magazine, CNN, MSN, BBC, SKY News, the Economist, Forbes, Bloomberg, National Geographic, and Reuters. In addition to attention from these media outlets, we have been featured in videos made by other high profile parties, including Google, the UN Environment Program, i24 News, the Weather Channel, Energy Observer, the Sustainable Markets Initiative, by His Royal Highness King Charles and the World Economic Forum and Solar Impulse.

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

The following is a list of our issued patents and allowed patent applications as of the date of this annual report on Form 20-F:

Application/ Patent Number	Subject	Status
Israel 215739	A pontoon with sharpened front and sloping back	Approved on October 24, 2017
Israel 246192	A system for lifting and submerging pontoon during storm	Registered on October 1, 2019
Israel 246193	A system with shock absorber for preventing breakage of jib connections	Approved on October 24, 2017
Israel 246194	A system for changing a working volume of a hydro motor according to electricity demand	Registered on November 30, 2019
Israel 254987	A pontoon with left-and-right front diagonal sides for splitting progressive sea waves	Registered on October 31, 2020
Israel 254988	A pontoon with sharpened front and left-and-right front diagonal sides	Registered on September 1, 2020
Israel 254990	A system including a pontoon with a vertical cylinder anchored to the bottom	Registered on October 31, 2020
Israel 254991	A system including a pontoon with a pair of parallel jibs	Registered on May 1, 2021
Israel 254992	A system with secondary accumulator and shock absorber for preventing breakage of jib connections	Registered on June 2, 2021
Israel 254993	A system for regulating pressure in hydraulic accumulator	Registered on August 31, 2019
Israel 254994	A system with double acting hydraulic cylinders and secondary accumulator	Registered on June 2, 2021
US 16/762931 US 11608808	System for generation of electricity or clean water from waves or combined system	Registered on March 21, 2023

The following is a list of our patent applications as of the date of this annual report on Form 20-F:

Application/ Patent Number	Subject	Status
EPO 17932991.7	System for generation of electricity or clean water from waves or combined system	In examination
Israel 274332	System for generation of electricity or clean water from waves or combined system	In examination
Israel 268942	Combined sea wave photovoltaic power plant	In examination
EPO 19943269.1	Combined sea wave photovoltaic power plant	Waiting for examination
US 17/638214	Combined sea wave photovoltaic power plant	Waiting for examination

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

Eco Wave Power Ltd., also referred to as EWP Israel, is our wholly-owned subsidiary incorporated in Israel in 2011. The subsidiary has 11 employees and contains the majority of the management, marketing, sales and engineering personnel in our Company. EWP Israel is responsible for the management of our subsidiary companies, the development of our project pipeline, the operation of our Company’s existing projects, the development and construction of new projects, research and development activities for our wave energy technology, and the maintenance and expansion of our intellectual property portfolio.

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

Our headquarters are located at 52 Derech Menahem Begin St., Tel Aviv 6713701, where we occupy approximately 290 square meters. Our lease ends on November 30, 2024. The lease agreement includes two consecutive one year extension options subject to a 5% price increase at the lessor’s discretion. We moved to our new offices in March 2023. Our monthly rent payment as of April 2023 will be approximately NIS 30,000 (approximately $9,000).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2021 compared to the year ended December 31, 2020 can be found in our Annual Report for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022 (File No. 001-40554).

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

We have entered into a variety of agreements with parties interested in the utilization of our WEC technology. These agreements consist of Power Purchase Agreements, Concession Agreements and other agreements in various stages, including letters of intent. Based on the terms of the agreements and our own calculations, we believe that we have a total worldwide pipeline of projects that may be up to 404.7 megawatts in size. Although the majority of the megawatts included in our pipeline are subject to preliminary agreements, we have a limited amount of megawatts that are subject to more advanced agreements, such as our Power Purchase Agreement in Gibraltar (which we are not currently actively working on advancing) for five megawatts, a Concession Agreement in Portugal for up to 20 megawatts, an Agreement in Spain for up to 2MW, an Interconnection Agreement in Mexico for up to 25 megawatts (which we are not currently actively working on advancing), a Pioneering Technology approval from the Israeli Ministry of Energy to construct a 100 kilowatt (or 0.1 megawatt) WEC array, which is in advanced construction in the Jaffa port in Israel, and a Collaboration Agreement with AltaSea in the Port of Los Angeles (to include among other things) for the relocation of our Gibraltar Pilot plant after its complete overhaul to the AltaSea premises in the Port of Los Angeles. Although some of these agreements may be deemed to be definitive, there is no guarantee that we will complete the construction of any WEC systems for such projects (or any others), as we will need to meet certain conditions and obtain certain licenses to reach the actual construction stage of such projects, of which there can be no guarantee. (See Item. 4.D. – “Risk Factors — Risks Related to Our Business Operations” for risks associated with our pipeline projects and Item. 4.B. – “Business — Project Pipeline” for additional information).

We plan to continue to develop the projects in our pipeline, specifically our EDF EWP One project, the implementation of our Pilot project that was relocated from Gibraltar to the AltaSea premises in the Port of Los Angeles, and to work towards the completion of the licensing required for our megawatt project in Portugal and/or Spain and/or other locations, further expand our project pipeline, conduct research and development aimed at continuing to upgrade and improve our WEC technology, continue the reinforcement of our patent portfolio, and to expand the team that will help us achieve our growth strategy. We expect the development cost of launching any commercial-scale project (i.e., at least 20 megawatts), will range from 1.2 million Euro ($1.3 million) to 1.8 million Euro ($1.9 million) for the cost of equipment per megawatt. In addition to the cost of equipment, the cost to launch a commercial-scale project will also include installation and connection to the local/regional electricity grid, which cost may significantly vary in accordance with the condition of the breakwater and/or the construction of a novel marine structure, and the distance from the nearest grid connection point. In addition, the price may vary significantly due to the wave climate in the region, as regions with lower wave climates may require significantly larger amounts of floaters to reach an adequate capacity factor. At this time, most of our projects are either not of a commercial nature or in too early stage of their development to determine the exact final construction, installation, and grid connection costs. In addition, we expect that the costs of completing our pipeline projects will be impacted by applicable government regulations, some of which may cause the actual cost of getting to commercial launch to become more expensive.

The EDF EWP One 100 kilowatt (or 0.1 megawatt) installed capacity project, which is the most advanced project in our pipeline and is currently in construction, is expected to cost, in the aggregate between $900,000 to $1 million depending on amounts of upgrades to be performed, installation and grid connection costs. The cost of the project is more than originally expected due to component price increases resulting from supply chain disruptions related to COVID-19 and different research and development activities to be performed at the site. The costs are to be divided equally between us and EDF Renewables IL.

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

The COVID-19 pandemic has changed market and economic conditions on a global scale. These changes have impacted and may continue to impact our ability to carry out operations as usual. Although some of the restrictions were removed in 2021 and again in 2022 (such as travel restrictions, restriction on movements between countries, lockdowns, and industries shutdowns),as a result of the remaining restrictions, we experienced certain delays in projects’ execution and licensing, shortage in components and price increases of certain components. We may continue to experience supply chain interruptions that may result in additional costs and inefficiencies in operations.

Revenue

Our 2022 revenues of $26 thousand were from services we provided in connection with a feasibility study in Asia. To date, we have not generated any revenue from product sales and do not expect to generate any significant revenue from product sales for at least the next several years.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, sales and marketing expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, depreciation and other research and development expenses.

The following table discloses the breakdown of research and development expenses:

	For the Year Ended December 31,
USD in thousands	2022	2021
Payroll and related expenses	606	540
Loss of disposal of fixed assets	278	-
Depreciation	114	140
Total	998	670
Less – Grants received	(100)	(10)
Total	898	670

We expect that our research and development expenses will materially increase as we grow our project pipeline and increase project execution rates in new locations.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries, marketing and advertising services, including public relations and investor relations, and travel.

The following table discloses the breakdown of sales and marketing expenses:

	For the Year Ended December 31,
USD in thousands	2022	2021
Payroll and related expenses	190	337
Overseas travels	192	56
Other	79	92
Total	461	485

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

The following table discloses the breakdown of general and administrative expenses:

	For the Year Ended December 31,
USD in thousands	2022	2021
Payroll and related expenses	658	824
Professional services	568	431
Depreciation	96	116
Other	937	538
Total	2,259	1,909

We expect that our general and administrative expenses will materially increase as we grow our operations, specifically in terms of employee headcount, professional support and legal costs.

Results of Operations

Comparison of the Year Ended December 31, 2021 and 2022

The following table summarizes our results of operations for the year ended December 31, 2021 and 2022:

	For the Year Ended December 31,
USD in thousands	2022	2021
Revenues	26	31
Cost of sales	(22)	(27)
Gross profit	4	4
Research and development expenses	(898)	(670)
Sales and marketing expenses	(461)	(485)
General and administrative expenses	(2,259)	(1,909)
Other income	28	-
Share of net loss of a joint venture accounted for using the equity method	(21)	(10)
Operating loss	(3,607)	(3,070)
Financial income (expenses), net	706	723
Net loss	(2,901)	(2,347)

Revenues

Revenue decreased by $5 thousand, or 16%, to $26 thousand for the year ended December 31, 2022, compared to $31 thousand for the year ended December 31, 2021. This revenue was generated from services we provided in connection with a feasibility study in Asia.

Cost of Sales

Cost of sales decreased by $5 thousand, or 16%, to $22 thousand, for the year ended December 31, 2022, compared to $27 thousand for the year ended December 31, 2021. This cost of sales is attributable to services we provided in connection with a feasibility study in Asia.

Research and Development Expenses

Research and development expenses increased by $0.22 million, or 34%, to $0.89 million for the year ended December 31, 2022, compared to $0.67 million for the year ended December 31, 2021. This increase was primarily attributable to a $278 thousand one-off loss on the disposal of the floater mechanism equipment of the Gibraltar wave energy array, due to the relocation of the energy conversion unit from our Gibraltar project to the Port of Los Angeles, as well as from an increase in grants received by $90 thousand.

Sales and Marketing Expenses

Sales and marketing expenses remained at their level of $0.5 million for the year ended December 31, 2022 and for year ended December 31, 2021.

General and Administrative Expenses

General and administrative expenses increased by $0.35 million, or 18%, to $2.26 million for the year ended December 31, 2022, compared to $1.9 million for year ended December 31, 2021. This increase was mainly the result of a $76 thousand increase in insurance costs as well as an increase in professional services expenditures associated with the capital reorganization in 2021.

Other Income

Other income for the year ended December 31, 2022, amounted to $28 thousand and primarily includes $24 thousand in management fees from a joint venture, EDF EWP One

Share of net loss of a joint venture accounted for using the equity method

Share of net loss of a joint venture accounted for using the equity method increased by $0.01 million, or 110%, to $0.02 million for the year ended December 31, 2022, compared to approximately $0.01 million for year ended December 31, 2021. This increase was primarily attributable to management fees.

Operating loss

Operating loss increased by $0.53 million, or 17%, to $3.6 million for the year ended December 31, 2022, compared to $3.07 million for year ended December 31, 2021. This increase was mainly the result of an increase in research and development costs mainly due to a $278 thousand one-off loss on disposal of equipment, and an increase in general and administration expenses mainly due to a $76 thousand in insurance costs as well as an increase in professional services expenditures associated with the capital reorganization in our fiscal year ended December 31, 2021.

Financial Income (Expenses), Net

Net financial income decreased by $0.02 million to $0.7 million for the year ended December 31, 2022, compared to $0.72 million for year ended December 31, 2021. This decrease was mainly the result of decrease in income from foreign exchange differences due to the increased value of the USD against the SEK.

Net Loss

Net loss increased by $0.55 million, or 23%, to $2.9 million for the year ended December 31, 2022, compared to $2.35 million for year ended December 31, 2021. This increase was mainly the result of the increase in research and development expenses as well as an increase in general and administration expenses.

B. Liquidity and Capital Resources.

Overview

Since the inception of EWP Israel and through December 31, 2022, we have funded our operations principally with $25.4 million from the sale of our Common Shares in our initial public offering on Nasdaq First North, from private issuances of Common Shares, from our public offering of our ADSs on the Nasdaq Capital Market, from shareholder loans and from the receipt of various government grants. As of December 31, 2022, we had $5.3 million in cash and cash equivalents and $5 million in short term cash deposits.

The table below presents our cash flows for the periods indicated:

	For the Year Ended December 31,
USD in thousands	2022	2021
Cash used in operating activities, net	(2,462)	(2,530)
Cash used in investing activities, net	(5,301)	(130)
Cash provided by (used in) financing activities, net	(320)	7,861
Net (decrease) increase in cash and cash equivalents	(8,083)	5,201
Effect of exchange rate changes on cash and cash equivalents	(1,243)	(1,314)

Operating Activities

Net cash used in operating activities of $2.46 million during the year ended December 31, 2022 primarily reflects our net loss of $2.9 million for the period. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items that were taken into account in calculating, and that increased our overall loss, including $0.2 million of depreciation expenses, $278 thousand of loss on disposal of equipment, $0.1 million of other non-cash items and changes in components of working capital.

Net cash used in operating activities of $2.53 million during the year ended December 31, 2021 primarily reflects our net loss of $2.35 million for the period. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items that were taken into account in calculating, and that increased our overall loss, including $0.25 million of depreciation expenses, $0.28 million of other non-cash items and changes in components of working capital..

Net cash used in operating activities decreased by $0.07 million, to approximately $2.46 million for the year ended December 31, 2022, compared to approximately $2.53 million for year ended December 31, 2021. This decrease was mainly the result of an increase in non-cash expenses.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2022 consisted mainly of $5.3 million relating to investment in short term deposits of $5 million, an investment in a joint venture of $0.29 million and to purchases of property and equipment of $3 thousands.

Net cash used in investing activities in the year ended December 31, 2021 consisted mainly of $0.13 million relating to investment in a joint venture of $0.12 million and to purchases of property and equipment of $0.01 million.

Net cash used in investing activities amounted to $5.3 million for the year ended December 31, 2022 compared to $0.13 million for the year ended December 31, 2021. The increase in cash used in investing activities in 2022 was mainly relating to investment in short term bank deposits.

Financing Activities

Net cash used in financing activities in the year ended December 31, 2022 consisted mainly of $0.3 million relating mainly to repayment of loan from a related party of $0.2 million and principal elements of lease payments of $0.1 million.

Net cash used in financing activities in the year ended December 31, 2021 consisted mainly of $9.2 million relating mainly to proceeds from issuance of share capital, net of issuance costs of $1.24 million.

Net cash used by financing activities decreased by $8.2 million, to -$0.3 million for the year ended December 31, 2022, compared to net cash provided in financing activities of $7.9 million for the year ended December 31, 2021. This decrease was mainly due to proceeds from issuance of share capital, net of issuance costs in the aggregate amount of $7.9 million in 2021.

On March 7, 2019, EWP Israel signed a loan agreement with PortXL Netherlands B.V., or PortXL, to provide EWP Israel with 100,000 Euro (approximately $107,000). The loan consisted of two components: (1) 85,000 Euro (approximately $91,000) in kind consisting of services related to participating in PortXL’s startup accelerator program was provided; and (2) 15,000 Euro (approximately $16,000) was provided in cash. The loan bears a compounded fixed interest of 5% per annum, accruing from April 1, 2019 through March 31, 2028. The outstanding balance of the loan and any accrued and unpaid interest thereon shall be due and payable in five annual installments, commencing from April 1, 2023. EWP Israel is entitled to prepay any part of the loan and/or the interest at any time, without any premium or penalty in its sole discretion. To the extent that EWP Israel fails to repay the loan when due, PortXL shall be entitled, as a sole remedy, to be issued ordinary shares of EWP Israel in such number equal to the unpaid balance of the loan and the accrued interest, divided by $357.825, which is the value of such ordinary shares prior to our initial public offering on Nasdaq First North. According to the loan agreement, EWP Israel is obligated to send PortXL audited financial statements, once such statements are available. As of December 31, 2022, the amount outstanding under the loan agreement with PortXL was $128,000.

In July 2019, we conducted our initial public offering on Nasdaq First North, in which we raised approximately SEK 111.6 million ($11.95 million) in net proceeds, which represented that majority of the net cash provided by financing activities in the year ended December 31, 2019.

In July 2021, we completed an underwritten public offering on Nasdaq Capital Market in which we raised approximately $7.96 million in net proceeds, which represented the majority of the net cash provided by financing activities in the year ended December 31, 2021.

As of December 31, 2022, we also have the following indebtedness from loans received from a related party. (See Item. 7.B. – “Related Party Transactions” for additional information).

●	In connection with a loan received during the course of 2011 through 2016, EWP Israel entered into loan agreements with David Leb, a shareholder of the Company and a member of our board of directors, in the amounts of $200,000 and $800,000, or the First Shareholder Loan and the Second Shareholder Loan, respectively. According to the terms of the First Shareholder Loan, EWP Israel agreed to repay the borrowed amount through monthly payments of $666, commencing from January 2019. The First Shareholder Loan carries an annual interest rate of 4% per year, compounded annually and the principal amount and the interest thereon were scheduled to mature in January 2020. Pursuant to a side letter entered into in January 2021 by us and Mr. Leb, the First Shareholder Loan is scheduled to mature in January 2022. The First Shareholder Loan principal was paid in 2022. The accrued interest remained as a current liability to a related party in the statement of financial position. According to the terms of the Second Shareholder Loan, EWP Israel agreed to repay the borrowed amount, interest-free, within 36 months, or the Maturity Date. In the event repayment is not made by the Maturity Date, the Second Shareholder Loan will begin to carry an interest rate of 4% per annum. We are currently accruing interest on the loan amount, as we have not yet decided whether to repay the loan, as per the terms of the loan agreement. Pursuant to a side letter from Mr. Leb dated December 31, 2021, the repayment of the loan will depend on the Company’s financial condition and any demand to repay the loan will not be made prior to January 2023. The First Shareholder Loan principal was repaid in 2022. The accrued interest is classified as a current liability to a related party in our statement of financial position as of December 31, 2022.

In addition, we previously received a variety of grants, including royalty and non-royalty bearing grants, and other commitments.

The Committee provided a loan in the aggregate amount of RMB 3,977,700 (approximately $570,000) to EWP Suzhou. In order to repay the principal amount of the loan and interest accrued thereon, pursuant to the terms of the agreement, EWP Suzhou is scheduled to pay the Committee 3% of the net proceeds from commercialization of its future projects and products in addition to 5% annual interest, until the full amount is repaid. There have been no significant proceeds in China since 2013 and there are no expected significant proceeds from near future projects in China. In addition, EWP Suzhou is also obligated to pay to CS 5% of the net proceeds from commercialization of its future projects for a term of 10 years from the date of the agreement. As of the date of this annual report on Form 20-F, the accelerator program has been terminated and we are expected to become a 100% shareholder of the joint venture. See Note 16(b) to the audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

Non-royalty bearing grants that we have received, and which we are not required to repay, include an Australian Dollar 75,000 ($51,000) non-royalty bearing grant from the government of Queensland Australia in order to support our operations and further growth in Australia, along with a 50,000 Euro ($53,000) grant from the European Commission’s Horizon 2020 program, a $2,500 grant from Vital Voices Global Partnership to install certain equipment for the power station at the EDF EWP One Project and a 7,500 Euro ($8,000) grant from MazeX program for marketing and business development in Portugal, a 71,000 GBP ($86,000) grant from Innovate UK through the Energy Catalyst Round 8: clean energy- experimental development competition, a 8,480 GBP ($10,000) grant from the Wohl Clean Growth Alliance and an advance payment of 86,000 Euro (approximately $92,000) from the EU Horizon 2020 Research and Innovation Programme as part of the ILIAD consortium.

We also were approved a royalty-bearing grant in the aggregate amount of up to NIS 492,000 (approximately $140,000) that we have partially received from the Israeli Ministry of Energy pursuant to a financing agreement. To date we have received NIS 420,000 (approximately $119,000) of the grant. Pursuant to the terms of this agreement, we are to receive installation payments, which started in January 2019, and the last of which we are scheduled to receive after we file the final project report with the Israeli Ministry of Energy. We are committed to pay royalties at a rate of 5.0% from commercialization of the project’s know-how and intellectual property (if any is developed) up to the cumulative amount of the grant, linked to the Israeli consumer price index, and with the addition of the interest rate of the Accountant General of Israel.

Current Outlook

We have financed our operations to date primarily through proceeds from the sale of our Common Shares in our initial public offering on Nasdaq First North, from private issuances of shares by EWP Israel prior to our initial public offering on Nasdaq First North, from the public offering of our ADSs on Nasdaq Capital Market, from shareholder loans and from the receipt of various government grants. We have incurred losses and generated negative cash flows from operations since the inception of EWP Israel in 2011. Through the end of 2022, we have not generated any significant revenue, and we do not expect to generate significant revenues from the sale of our products in the near future.

As of December 31, 2022, our cash and cash equivalents were $5.3 million and our short term cash deposits were $5 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations through at least the next 12 months period from the date of this annual report on Form 20-F. However, we will require significant additional financing in future periods to continue to fully execute our business plans. We currently anticipate that we will be able to return to a level of operations more similar to that of our pre-COVID-19 level operations during the course of the year ending December 31, 2023, and as such, we intend to increase our operational activities although we may continue to experience supply chain interruptions that may result in additional costs and inefficiencies in operations.

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

In the years ended December 31, 2022, 2021 and 2020, our research and development expenses were $0.90 million, $0.67 million and $0.36 million, respectively, which consisted primarily of payroll and related personnel expenses.

5.D	Trend Information

The COVID-19 pandemic has changed market and economic conditions on a global scale. These changes have impacted and may continue to impact our ability to carry out operations as usual. Although some of the restrictions were removed in 2021 and again in 2022 (such as travel restrictions, restriction on movements between countries, lockdowns, and industries shutdowns). As a result of the remaining restrictions, we experienced certain delays in projects’ execution and licensing, shortage in components and price increases of certain components. We may continue to experience supply chain interruptions that may result in additional costs and inefficiencies in operations. See also “Item 3.D. – Risk Factors– Risks Related to Our Business Operations – Our business and operations have been and are likely to continue to be adversely affected by the evolving and ongoing COVID-19 pandemic.”

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

Research and development expenses

Research and development expenses are recorded in accordance with the accounting policies detailed in Note 2(m) to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our management has examined the revenue recognition conditions specified in Note 2(l) to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F and, in its opinion, as of December 31, 2022, the Company did not meet them for the year ended December 31, 2022. Therefore, as of December 31, 2022, we have not capitalized research and development expenses, and research and development expenses were charged to the income statement.

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

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of our initial public offering in the United States , (b) in which we have total annual gross revenues of at least $1.235 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our ADSs that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this annual report on Form 20-F:

Name	Age	Position
Mats Andersson(1)(2)	74	Chairman of the Board of Directors
Inna Braverman	37	Chief Executive Officer, Director
Aharon Yehuda	60	Chief Financial Officer
Annath Abecassis(1)(2)	50	Director
David Leb(2)	60	Director
Elias Jacobson(1)(2)	44	Director

(1)	Member of the Audit Committee

(2)	Independent Director (as defined under Nasdaq Stock Market rules)

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

Annath Abecassis, Director

Ms. Annath Abecassis has served as a member of our board of directors since June 2022. Ms. Abecassis is a business strategist whose consultancy has been sought out by industry professionals in clothing, energy and tech. She has been working as the head of the business development at Liam Design, a men’s apparel company, since November 2016. Throughout all of her endeavors, Annath has always strived to keep the planet in mind, from Liam Design’s biodegradable clothing line to relying on renewable energy sources whenever possible.

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

Family Relationships

There are no family relationships between any members of our executive management and our directors.

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

The following table presents all compensation paid by us to each of our directors and senior managers for the year ended December 31, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. During the year ended December 31, 2022, we did not pay any share-based compensation nor did we pay any other bonuses to our directors and senior management team.

All amounts reported in the tables below reflect the cost to the Company, in thousands of USD, for the year ended December 31, 2022.

	Salary	Pension, Retirement and Other Similar Benefits
Inna Braverman, Chief Executive Officer	491	39
Aharon Yehuda, Chief Financial Officer	161	17
Mats Andersson, Chairman of the Board of Directors	33	-
Annath Abecassis	10	-
David Leb, Director	20	-
Elias Jacobson, Director	26	-

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

Board of Directors

Our board of directors is currently composed of five members. Under the rules and regulations of Nasdaq, a director will qualify as “independent” if our board of directors affirmatively determines that he or she has no material relationship with us. Our board of directors has determined that, of our five directors, Annath Abecassis, Mats Anderson, Elias Jacobson and David Leb are “independent,” as defined under Nasdaq Stock Market Rule 5605(a)(2).

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

Our board of directors established an audit committee in connection with the listing of our ADSs on Nasdaq. We do not have nor do we intend to have a compensation committee, or a committee performing a similar function, in the near future. Our board of directors does not believe that such a committee is required at this time in light of the size of our Company, including the limited number of officers and due to the ability of our directors to provide oversight on this matter. As a result, our board of directors, as a whole, makes decisions with respect to our policies regarding compensation of our directors and officers, except that our Chief Executive Officer does not vote on any matters relating to her compensation as Chief Executive Officer.

Committees of the Board of Directors

Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

The members of our audit committee include Annath Abecassis, Mats Andersson and Elias Jacobson, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Elias Jacobson serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that Elias Jacobson is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

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

On December 31, 2020, we had 15 full-time employees. On December 31, 2021, we had 14 full-time employees. On December 31, 2022, we had 12 full-time employees.

As of March 31, 2023, we had 12 full-time employees, including two executive officers. Of these employees, 11 are located in Israel, and one is located in China. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union, and we believe our employee relations are good.

E.	Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Option Plan

Long-Term Incentive Plan

We have established two warrant programs, as an incentive for our directors, employees and consultants: the 2020/2024:A Warrant Program, or Program A, and the 2020/2024:B Warrant Program, or Program B, both of which were approved by our shareholders in 2020 and amended in 2022. We refer to Program A and Program B as the Programs. Each warrant issued under the Programs entitles the holder to subscribe for our common shares at a specified exercise price during a specified subscription period and may only be exercised for a whole number of shares. In addition, by default, warrants are issued with preemptive rights, provided, however, that upon obtaining shareholder approval for the issuance of warrants, the shareholders may elect to waive such rights for the term of the warrant. At the annual general meeting held on June 30, 2022, it was resolved upon amending the terms for the Programs, extending the period for each program during which the warrants may be exercised for subscription of new shares. The material terms of the Programs are summarized below.

We may amend the Programs at any time with respect to changes which are required by legislation, court decisions, or decisions by public authorities, or, if in our opinion, any such actions are appropriate or necessary and do not adversely affect the rights of any warrant holder without the consent of the affected holder. As of the date of this annual report on Form 20-F, we have not issued any warrants under either Programs.

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

The warrant holders are entitled to subscribe for one new common share in the Company for each warrant during the period starting on 26 June, 2024 up and including 31 December, 2027, with the exercise price per share amounting to SEK 0.02. Pursuant to the terms of Program A, warrant holders are entitled to an adjustment of the number of warrants issued and/or the applicable exercise price in the event of certain corporate changes. Events giving rise to an adjustment in certain cases include, among other things, new issuance of shares, an issuance of additional warrants or convertible debentures, the issuance of bonus shares, in each case, assuming that the preemptive rights for the issued warrants have not been waived, a consolidation or a share split or if the Company under other circumstances directs an offer to the shareholders, assuming that the preemptive rights associated with such warrants (pursuant to the principles set forth in Chapter 13, section 1 of the Swedish Companies Act) have not been waived, to purchase securities or rights of any kind from the Company. Notwithstanding events that may give rise to adjustments as described above, the exercise price may never be lower than the par value of the Company’s shares.

Program B

Under Program B, which is an incentive program for our directors, excluding Inna Braverman and David Leb, respectively, and certain consultants, we are permitted to issue up to a maximum of 527,922 warrants to purchase up to an equal number of common shares. The warrants are represented by warrant certificates issued for a certain person. Warrant certificates are issued by the company in connection with the issuance of the warrants as well as for exchanges and conversions of warrant certificates in connection with transfers and when otherwise required.

The warrant holders are entitled to subscribe for one new common share in the Company for each warrant during the period starting on 26 June, 2024 up and including 31 December, 2027, with the exercise price per share amounting to SEK 9.38. Pursuant to the terms of Program B, warrant holders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain corporate changes. Events giving rise to an adjustment in certain cases include, among other things, new issuance of shares, an issuance of additional warrants or convertible debentures, the issuance of bonus shares, in each case, assuming that the preemptive rights for the issued warrants have not been waived, a consolidation or a share split or if the Company under other circumstances directs an offer to the shareholders, assuming that the preemptive rights associated with such warrants (pursuant to the principles set forth in Chapter 13, section 1 of the Swedish Companies Act) have not been waived, to purchase securities or rights of any kind from the Company. Notwithstanding events that may give rise to adjustments as described above, the exercise price may never be lower than the par value of the Company’s shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Common Shares as of April 21, 2023, by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Common Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Except as indicated in footnotes to this table, we believe that the shareholder named in this table has sole voting and investment power with respect to all shares shown to be beneficially owned by it, based on information provided to us by such shareholder. The shareholders listed below do not have any different voting rights from any of our other shareholders. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to Common Shares. Common Shares issuable under share options that are exercisable within 60 days after April 24, 2023 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

We believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o Eco Wave Power Ltd., 52 Derech Menachem Begin St., Tel Aviv-Yafo, Israel 6713701.

	No. of Shares Beneficially Owned	Percentage owned(1)
Holders of more than 5% of our voting securities:
David Leb	11,850,902	26.8%
Inna Braverman	11,750,000	26.5%
Directors and executive officers who are not 5% holders:
Aharon Yehuda	—	—
Annath Abecassis	—	—
Mats Andersson	*	*
Elias Jacobson	*	*
All directors and executive officers as a group (5 persons)	*	53.3%

*	Less than 1%.

(1)	The percentages shown are based on 44,394,844 Common Shares issued and outstanding as of April 24, 2023.

Changes in Ownership of Major Shareholders

Over the course of 2022, there were no increases or decreases in the percentage ownership of our major shareholders.

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

Record Holders

As of April 11, 2023, there were 1,869 shareholders of record of our Common Shares, of which 9 had registered addresses in the United States. Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of April 11, 2023, there were a total of 65 holders of record of our ADSs on record with the Depository Trust Company. This number is not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

According to the terms of the First Shareholder Loan, EWP Israel agreed to repay the borrowed amount through monthly payments of $666, commencing from January 2019. The First Shareholder Loan carries an annual interest rate of 4% per year, compounded annually and the principal amount and the interest thereon were scheduled to mature in January 2020. Pursuant to a side letter entered into in January 2021 by us and Mr. Leb, the term of the First Shareholder Loan has been extended for one additional year, such that the loan and interest will mature in January 2022. No additional extension was made. The First Shareholder Loan principal was paid in 2022. The accrued interest remained as a current liability to a related party in the statement of financial position.

According to the terms of the Second Shareholder Loan, EWP Israel agreed to repay the borrowed amount, interest-free, by the Maturity Date. In the event repayment is not made by the Maturity Date, the Second Shareholder Loan will begin to carry an interest rate of 4% per annum. We are currently accruing interest on the loan amount, as we have not yet decided whether to repay the loan, as per the terms of the loan agreement. Pursuant to a side letter from Mr. Leb dated December 31, 2021, the repayment of the loan will depend on the Company’s financial condition.

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

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details.

The ADSs have been trading on the Nasdaq Capital Market under the symbol “WAVE” since July 2021.

On June 14, 2022, we delisted our Common Shares from trading on the Nasdaq First North Growth Market Sweden.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

The ADSs have been listed on for trading on the Nasdaq Capital Market since July 2021.

On June 14, 2022, we delisted our Common Shares from trading on the Nasdaq First North Growth Market Sweden.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

A copy of our articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.4 to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

C.	Material Contracts.

We have not entered into any material contract within the two years prior to the date of this annual report on Form 20-F, other than contracts entered into in the ordinary course of business and other than those described in “Item 4.B — Business Overview,” “Item. 5.B. – Liquidity and Capital Resources – Financing Activities,” “Item 6.E. – Share Ownership — Share Option Plan — Long-Term Incentive Plan” and “Item. 7.B. – Related Party Transactions – Shareholder and Director Loans.”

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

In addition, our dividends will be qualified dividend income if our Common Shares or ADSs are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Currently, our Common Shares are not traded on an established securities market in the United States. In addition, dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Common Shares or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Common Shares or ADSs are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

I.	Subsidiary Information.

Not applicable.

J.	Annual Report to Security Holders. Not applicable.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, 49% of our liquid assets are held in SEK and 49% are held in USD while a certain portion of our expenses are denominated in NIS. For instance, in 2022, approximately 51% of our expenses were denominated in NIS. An increase of 5% and 10% in the USD exchange rate would have decreased our operating expenses by 5% and 9%, respectively. A decrease of 5% and 10% in the USD exchange rate would have increased our operating expenses by 5% and 11%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our SEK denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

The net proceeds from the offering have been used, and are expected to continue to be used, as described in the registration statement on Form F-1, as amended (File Number 333-256515). As of April 24, 2023, we have not used all amounts of net proceeds from our IPO.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were ineffective due to the material weakness mentioned in Item 3.D. — Risk Factors — General Risk Factors.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that due to the small-scale nature of our company and the difference in regulatory requirements between Sweden and the United States, we currently do not have sufficient finance staff to provide for effective control over our period-end financial reporting process. As of the date of this annual report on Form 20-F, we have not remediated this material weakness. Therefore, our management has concluded that our disclosure controls and procedures were ineffective due to the material weakness as of December 31, 2022 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2022.

The following table provides information regarding fees billed by Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, in relation to the years ended December 31, 2021 and 2022:

	Year Ended December 31,
	2022	2021

Audit fees (1)	$80	$80
Audit-related fees	-	$-
Tax fees(2)	-	-
All other fees	-	-
Total	$80	$80

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and review of our interim financial statements.

(2)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

ITEM 19. EXHIBITS.

Exhibit	Description

1.1	Amended Articles of Association of Eco Wave Power Global AB (publ)., filed as Exhibit 99.2 to Form 6-K, filed on June 30, 2022, and incorporated herein by reference.
2.1	Form of Deposit Agreement, filed as Exhibit 4.1 to Form F-1, filed on June 23, 2021, and incorporated herein by reference.
2.2	Form of American Depository Receipt (included in Exhibit 2.1).
2.3	Form of Representative Warrant to Purchase Common Shares Represented by American Depositary Shares, filed as Exhibit 4.3 to Form F-1, filed on June 23, 2021, and incorporated herein by reference.
2.4*	Description of Securities.
4.1	Form of Underwriting Agreement by and among Eco Wave Power Global AB (publ) and A.G.P./Alliance Global Partners, as representative of the several underwriters, filed as Exhibit 1.1 to Form F-1, filed on June 23, 2021, and incorporated herein by reference.
4.2*	Eco Wave Power Global AB (publ) Long-Term Incentive Program.
4.3	Loan Agreement, dated May 13, 2019, in the Amount of $200,000, by and between David Leb and Eco Wave Power Ltd., filed as Exhibit 10.2 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
4.4	Loan Agreement, dated May 13, 2019, in the Amount of $800,000, by and between David Leb and Eco Wave Power Ltd., filed as Exhibit 10.3 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
4.5	Side Letter to Loan Agreements, dated January 21, 2021, by and between David Leb and Eco Wave Power Ltd., filed as Exhibit 10.4 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
4.6	Loan Agreement, dated March 7, 2019, by and between Eco Wave Power Ltd. and PortXL Netherlands B.V., filed as Exhibit 10.5 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
8.1	List of Subsidiaries, filed as Exhibit 21.1 to Form F-1, filed on June 25, 2021, and incorporated herein by reference.
12.1*	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2%	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
%	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Eco Wave Power Global AB (publ).

Date: April 27, 2023	By:	/s/ Inna Braverman
Inna Braverman
Principal Executive Officer

Eco Wave Power Global AB (publ)

F-1

Eco Wave Power Global AB (publ)

Consolidated financial statements

As of December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eco Wave Power Global AB (publ)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Eco Wave Power Global AB (publ) and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of loss, statements of comprehensive loss, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Kesselman & Kesselman Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited Tel Aviv, Israel April 27, 2023

We have served as the Company’s auditor since 2020.

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Kesselman & Kesselman is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2022	2021
		in USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents		5,295	14,621
Short term bank deposits	5	5,000	-
Restricted short-term bank deposits	6	63	70
Other receivables and prepaid expenses	15a	161	389
TOTAL CURRENT ASSETS		10,519	15,080

NON-CURRENT ASSETS:
Property and equipment, net	7	722	1,194
Right-of-use assets, net	8	166	101
Investments in a joint venture accounted for using the equity method	9	510	272
TOTAL NON-CURRENT ASSETS		1,398	1,567
TOTAL ASSETS		11,917	16,647

Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term loans from related party	10	941	220
Current maturities of other long-term loan	11	32	-
Accounts payable and accruals:
Trade	15b	75	46
Other	15b	733	510
Current maturities of lease liabilities	8	78	127
TOTAL CURRENT LIABILITIES		1,859	903

NON-CURRENT LIABILITIES:
Long-term loans from related party, net of current maturities	10	-	882
Other long-term loan	11	96	129
Lease liabilities, net of current maturities	8	88	-
TOTAL NON-CURRENT LIABILITIES		184	1,011

COMMITMENTS	16

TOTAL LIABILITIES		2,043	1,914

EQUITY:	12
Common shares		98	98
Share premium		23,121	23,121
Foreign currency translation reserve		(2,061)	(103)
Accumulated deficit		(11,284)	(8,383)
TOTAL EQUITY		9,874	14,733
TOTAL LIABILITIES AND EQUITY		11,917	16,647

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF LOSS

		Year ended December 31
	Note	2022	2021	2020
		in USD thousands
REVENUES	15d	26	31	-
COST OF SALES		(22)	(27)	-
GROSS PROFIT		4	4	-
OPERATING EXPENSES
Research and development expenses	15e	(898)	(670)	(366)
Sales and marketing expenses	15f	(461)	(485)	(348)
General and administrative expenses	15g	(2,259)	(1,909)	(1,104)
Other income		28
Share of net loss of a joint venture accounted for using the equity method		(21)	(10)	-
TOTAL OPERATING EXPENSES		(3,611)	(3,074)	(1,818)

OPERATING LOSS		(3,607)	(3,070)	(1,818)

Financial expenses	15h	(59)	(69)	(151)
Financial income	15h	765	792	-
FINANCIAL INCOME (EXPENSES) - NET		706	723	(151)

LOSS BEFORE INCOME TAX		(2,901)	(2,347)	(1,969)
Income tax expense		-	-	(1)

NET LOSS		(2,901)	(2,347)	(1,970)

ATTRIBUTABLE TO:
The parent company shareholders		(2,901)	(2,347)	(1,959)
Non-controlling interests		-	-	(11)
		(2,901)	(2,347)	(1,970)

		in USD
LOSS PER COMMON SHARE – BASIC AND DILUTED		(0.07)	(0.06)	(0.06)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE		44,394,844	39,832,861	35,194,844

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31
	2022	2021	2020
	in USD thousands
LOSS FOR THE YEAR	(2,901)	(2,347)	(1,970)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION OF FOREIGN OPERATIONS	(81)	(340)	(54)

ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	(1,877)	(1,339)	1,451
OTHER COMPREHENSIVE (LOSS) INCOME FOR THE YEAR	(1,958)	(1,679)	1,397

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(4,859)	(4,026)	(573)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR IS ATTRIBUTABLE TO:
THE PARENT COMPANY SHAREHOLDERS	(4,859)	(4,026)	(562)
NON-CONTROLLING INTERESTS	-	-	(11)
	(4,859)	(4,026)	(573)

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Number of common shares	Common shares capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total for Company’s shareholders	Non- controlling interest	Total
	in USD thousands
BALANCE AT JANUARY 1, 2020	35,194,844	76	15,179	179	(4,077)	11,357	11	11,368

CHANGES IN 2020:
Loss for the year					(1,959)	(1,959)	(11)	(1,970)
Other comprehensive income				1,397		1,397		1,397
Total comprehensive loss for the year				1,397	(1,959)	(562)	(11)	(573)
BALANCE AT DECEMBER 31, 2020	35,194,844	76	15,179	1,576	(6,036)	10,795	-	10,795

CHANGES IN 2021:
Issuance of share capital in a public offering	9,200,000	22	7,942	-	-	7,964	-	7,964

Loss for the year					(2,347)	(2,347)		(2,347)
Other comprehensive income				(1,679)		(1,679)		(1,679)
Total comprehensive loss for the year				(1,679)	(2,347)	(4,026)		(4,026)
BALANCE AT DECEMBER 31, 2021	44,394,844	98	23,121	(103)	(8,383)	14,733		14,733

CHANGES IN 2022:
Loss for the year					(2,901)	(2,901)		(2,901)
Other comprehensive loss				(1,958)		(1,958)		(1,958)
Total comprehensive loss for the year				(1,958)	(2,901)	(4,859)		(4,859)
BALANCE AT DECEMBER 31, 2022	44,394,844	98	23,121	(2,061)	(11,284)	9,874		9,874

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2022	2021	2020
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES:
Net loss	(2,901)	(2,347)	(1,970)
Adjustments for:
Depreciation and amortization	209	248	123
Interest (income) expenses, net	46	53	54
Share of loss of a joint venture	21	10	-
Other finance income	(166)	(338)	-
Loss on abandonment of fixed assets	278	-	-
Changes in operating assets and liabilities
Decrease (increase) in other receivables and prepaid expenses	(40)	(241)	28
Increase (decrease) in accounts payable and accruals	91	85	(342)
Net cash used in operating activities	(2,462)	(2,530)	(2,107)

CASH FLOWS – INVESTING ACTIVITIES:
Proceeds of short-term deposits	-	-	48
Investments in short-term deposits	(5,000)	-	-
Investment in a joint venture	(298)	(117)
Purchase of property and equipment	(3)	(13)	(177)
Net cash used in investing activities	(5,301)	(130)	(129)

CASH FLOWS - FINANCING ACTIVITIES:
Issuance of share capital, net of issuance cost (of $1,236)	-	7,964	-
Payment of long-term loan	(200)	-	-
Principal elements of lease payments	(120)	(103)	(96)
Net cash (used in) provided by financing activities	(320)	7,861	(96)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(8,083)	5,201	(2,332)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	14,621	10,734	11,702
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(1,243)	(1,314)	1,364
CASH AND CASH EQUIVALENTS - END OF YEAR	5,295	14,621	10,734

Non-cash Investing activities and financing
Transfer of equipment to a joint venture	-	159	-
Acquisition of right-of-use asset through lease liability (see Note 8)	166	-	-

The accompanying notes are an integral part of the consolidated financial statements

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL INFORMATION:

a.	General

Group

Eco Wave Power Global AB (publ) (“the Parent Company” or together with its subsidiaries “the Company” or “the Group”) is a public limited company organized under the laws of the Kingdom of Sweden formed on March 27, 2019 and registered at the Swedish Companies Registration Office on April 17, 2019. The Company’s American Depositary Shares (“ADSs”) are traded on the Nasdaq Capital Market (the “Nasdaq”) in the United States. The Company’s corporate identity number is 559202-9499 and its address is Strandvägen 7A, 114 56 Stockholm, Sweden. Unless expressly indicated otherwise, all amounts are shown in thousands of U.S. dollars (“USD”).

The Company acquired Eco Wave Power Ltd. on June 10, 2019 through a non-cash issuance of common shares and then became the Parent Company of the newly-formed Group. The Company had no assets or operations at the time of the acquisition. The purpose of the acquisition was to incorporate the business in accordance with Swedish law before an initial public offering on the Nasdaq First North Stockholm.

The former shareholders of Eco Wave Power Ltd. became the shareholders in the Company and the substance of the transaction is a capital reorganization and does not represent a business combination as none of the combining parties can be identified as the acquirer according to International Financial Reporting Standards (“IFRS”) 3. The comparative figures for the period prior to the formation of the Parent Company and the Group are the figures for the Group of which Eco Wave Power Ltd. is the parent company. Apart from this event, no shares or businesses were acquired in 2022 or 2021.

In July 2021, the Company completed an underwritten public offering of ADSs. The ADSs began trading on Nasdaq on July 1, 2021. See note 12d.

On May 30, 2022, the Nasdaq First North Growth Market Stockholm has accepted the Company’s application to delist its common shares. The last day of trading for the Company’s common shares on Nasdaq First North was June 13, 2022. As a result, since June 14, 2022, the Company’s securities trade exclusively on the Nasdaq in the United States in the form of ADSs.

Subsidiaries

The Parent Company is the parent company to its wholly-owned subsidiary Eco Wave Power Ltd. Eco Wave Power Ltd. is the parent company of the remaining wholly- and partly-owned subsidiaries:

Name	Main business	Country of registration and incorporation	Year of incorporation	Ownership interest held by the Group on December 31, 2022	Ownership interest held by non- controlling interest on December 31, 2022

Eco Wave Power Ltd. (reg. no. 514593722)	Wave power	Israel	2011	100%	-
Eco Wave Power Australia PTY Ltd. (org. no.632805353)	Wave power	Australia	2020	100%	-
Eco Wave Power Gibraltar Ltd. (org. no.113264)	Wave power	Gibraltar	2015	100%	-
Eco Wave Power Mexico (org. no. 507055)	Wave power	Mexico	2014	60%	40%
Eco Wave Manzanillo I (org. no. 562840)	Wave power	Mexico	2016	99.998% owned by Eco Wave Power Mexico	0.002%
Suzhou Eco Wave Power Technology Co. Ltd. (org. no. 913205810942967451)	Wave power	China	2014	90%	10%
EW Portugal – Wave Energy Solutions, Unipessoal Ida (Org. no. 516138626) – see Note 16c.	Wave power	Portugal	2021	100%	-

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - GENERAL INFORMATION (continued):

Joint venture

Name	Main business	Country of registration and incorporation	Year of incorporation	Proportion of the shares on December 31, 2022

EWP EDF One Ltd. (reg. no. 516065943)	Wave power	Israel	2020	50%

The remaining shares of EWP EDF One Ltd. are owned by EDF Renewables in Israel. The aim of this joint venture is to exclusively cooperate in the development, financing, design, procurement, construction and operation of the new pilot project at Jaffa Port and to evaluate further possible collaborations in wave power. EWP EDF One Ltd. commenced operations on January 1, 2021.

b.	Update on Covid-19 implications

The COVID-19 pandemic has changed market and economic conditions on a global scale. These changes have impacted and may continue to impact our ability to carry out operations as usual, although some of the restrictions were removed in 2021 and furthermore in 2022 (such as travel restrictions, restriction on movements between countries, lockdowns, industries shutdowns etc.). As a result of the remaining restrictions, the Company experienced certain delays in projects’ execution, shortage in components and price increase of certain components. The Company may continue to experience supply chain interruptions that may result in additional costs and inefficiencies in operations.

c.	Approval of consolidated financial statements

The consolidated financial statements of the Group for the year ended December 31, 2022 were approved by the Board of Directors (the “Board”) on April 27, 2023, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer of the Parent Company and the Chief Financial Officer of the Parent Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation

The Group’s consolidated financial statements as of December 31, 2022 and 2021, the results of its operations, its changes in equity and its cash flows for each of the three years in the period ended December 31, 2022, have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies described below have been applied on a consistent basis, unless noted otherwise.

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

c.	Joint ventures

Joint ventures are joint arrangements in which the Group has rights to the net assets of the arrangement.

Joint ventures are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss of equity accounted investees and of their other comprehensive income, after adjustments to align the accounting policies with those of the Group, from the date that a joint control commences until the date that joint control ceases.

d.	Functional and presentation currency

Swedish kronor (SEK) is the Parent Company’s functional currency. The Group’s presentation currency as used in these consolidated financial statements is the USD.

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

Functional currency - Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the functional currency of the Parent Company are translated into the functional currency of the Parent Company as follows: assets and liabilities for each financial position presented are translated at the closing rate at the date of that financial position. Income and expenses for each statement of profit or loss and statement of comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and all resulting exchange differences are recognized in other comprehensive income. When a foreign entity is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

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

e.	Short term bank deposits

Short term bank deposits are bank deposit for periods of up to one year. The fair value of short-term bank deposits approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

f.	Restricted short-term bank deposits

Restricted short term bank deposits are short-term bank deposits that are restricted as to withdrawal or use. These deposits are subject to regulatory restrictions and are therefore not available for general use by the Group. The fair value of restricted short-term bank deposits approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

g.	Property and equipment

Property and equipment are stated at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Assets are depreciated by the straight-line method over the estimated useful lives of the assets, provided that Group management believes the residual values of the assets to be negligible, as follows:

%
Plant and equipment	10
Office equipment	33
Land	-

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

h.	Financial assets and financial liabilities

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

The Group recognizes a loss allowance for expected credit losses on a financial asset that is measured at amortized cost. On each financial position date, the Group recognizes the change in expected credit losses in profit or loss. The Group had no material credit losses in 2022, 2021 and 2020.

i.	Loans and borrowings

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

l.	Revenue recognition

The Group generated its revenues from performing feasibility study reports to its customers. The Group recognized revenues upon providing the required reports. The Group does not grant a right of return.

m.	Research and development expenses

Research expenses are charged to profit or loss as incurred.

An intangible asset arising from development (or from the development phase of an internal project) is recognized if all of the following conditions are fulfilled:

●	technical feasibility exists for completing development of the intangible asset so that it will be available for use or sale;

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

●	it is management’s intention to complete development of the intangible asset for use or sale;

●	the Group has the ability to use or sell the intangible asset;

●	it is probable that the intangible asset will generate future economic benefits, including existence of a market for the output of the intangible asset or the intangible asset itself or, if the intangible asset is to be used internally, the usefulness of the intangible asset;

●	adequate technical, financial and other resources are available to complete development of the intangible asset, as well as the use or sale thereof; and

●	the Group has the ability to reliably measure the expenditure attributable to the intangible asset during its development.

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2022, the Group has not yet capitalized development expenses.

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

2)	The grant received from Maze X Acceleration Program in three instalments in June 2020, in August 2020 and in December 2021 for marketing and business development in Portugal is recognized at the time the Group is entitled to such grant, based on the costs incurred, and included as a deduction from sales and marketing expenses. The grant is non-royalty bearing.

3)	Grants received from the European Commission under its Horizon 2020 program for conducting of concept and feasibility assessment of upscaling the Gibraltar power plant are recognized at the time the Group is entitled to such grants, based on the costs incurred, and included as a deduction from research and development expenses. The grants are non-royalty bearing.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

4)	Grants received from Innovate UK – the UK’s innovation agency as part of the Energy Catalyst Round 8: clean energy - experimental development competition, for a project titled “Sea Wave Energy Powered Microgrid for Remote Islands and Rural Coasts”, executed in collaboration with the UK Queen Mary University of London, the Asian Institute of Technology, and the Provincial Electricity Authority of Thailand by Eco Wave Power Gibraltar, a subsidiary of Eco Wave Power, are recognized at the time the Group is entitled to such grants, based on the costs incurred, and included as a deduction from research and development expenses. The grants are non-royalty bearing.

o.	Employee benefits:

1)	Pension and severance pay obligations

Israeli labor laws and Eco Wave Power Ltd.’s employment agreements require Eco Wave Power Ltd. to pay retirement benefits to employees terminated or leaving their employment in certain other circumstances. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. The expense recognized in 2022, in 2021 and in 2020 in relation to these contributions was $87, $92 and $69, respectively.

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

The basic loss per share is calculated by dividing the loss attributable to the holders of common shares by the weighted average number of common shares outstanding during the year. The Company has no potential common shares outstanding that can dilute the current shareholders.

q.	Leases

The Group accounts for leases in accordance with International Financial Reporting Standard No. 16 “Leases” (“IFRS 16”).

The Group is a party to a contract that is affected by IFRS 16 and constitutes a rental space in Israel that was signed in December 2022. The Group’s leases include the lease of offices for the Company’s headquarters in Tel Aviv for a period of 21 months plus two consecutive one year extension options. Lesssor is bound by lease contract, made prior to the Company’s lease contract, that provides an option to a third party on the same premises. The Company will be able to exercise its options only in the case that the third party will not exercise its option. Third party has until late 2024 to advise his decision whether to exercise the option or not to the lessor. If the third party will not exercise its option, then the Company will be able to exercise its option. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group reassesses whether a contract is, or contains, a lease only if the terms and conditions of the contract are changed.

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

The lease term is the non-cancellable period for which the Group has the right to use an underlying asset. Both periods covered by an option to extend the lease are excluded from the lease term as the Group is uncertain that it will be able to exercise it due to the prior option that a third party has on the same premises.

After the commencement date, the Group measures the right-of-use asset applying the cost model, less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability.

Assets are depreciated by the straight-line method over the estimated useful lives of the right-of-use assets or the lease period, whichever is shorter:

Months
Property	21

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

Classification of Liabilities as Current or Non-current (Amendment to IAS 1)

The amendments to IAS 1, issued in January 2020, clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the ’settlement’ of a liability. In response to concerns raised on the 2020 amendments, further amendments were issued in October 2022, which clarified that covenants of loan arrangements which an entity must comply with only after the reporting date would not affect classification of a liability as current or non-current at the reporting date. However, those covenants that an entity is required to comply with on or before the reporting date would affect classification as current or non-current, even if the covenant is only assessed after the entity’s reporting date. The 2022 amendments introduce additional disclosure requirements when an entity classifies a liability arising from a loan arrangement as non-current and that liability is subject to covenants which an entity is required to comply with within twelve months of the reporting date. The amendments should be applied retrospectively for annual reporting periods beginning on or after January 1, 2024, with early application permitted. The adoption of the amendments is not expected to have a material impact on the Group’s financial statements.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Disclosure of Accounting Policies (Amendment to IAS 1)

The IASB amended IAS 1 to require entities to disclose their material rather than their significant accounting policies. The amendment defines what is ‘material accounting policy information’ and explains how to identify when accounting policy information is material. The Amendment to IAS 1 further clarifies that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information.

The Amendment to IAS 1 is applicable for annual periods beginning on or after January 1, 2023.

The Company is currently evaluating the effects of adopting the Amendment to IAS 1 on its financial statements.

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

Based on the assessments by Company management, the Group’s exposure to credit risk as of December 31, 2022 is immaterial (see Note 3c). The activities of the Group expose it to market risk, primarily as a result of currency risk.

a.	Market risk:

1)	Currency risk

The Group’s activities are partly denominated in non-SEK currencies (primarily the USD and the New Israeli Shekel, or “NIS”), which exposes the Group to risks resulting from changes in exchange rates.

The effect of fluctuations in various exchange rates on the Group’s income and equity is as follows:

	December 31, 2022
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	financial position	5% decrease	10% decrease
	In USD thousands
NIS-linked balances:
Cash and cash equivalents	(6)	(3)	71	4	8
Restricted short term bank deposits	(6)	(3)	63	3	7
Other receivables	-	-	4	-	-
Lease liability	15	8	(166)	(9)	(18)
Trade payables	2	1	(25)	(1)	(3)
Other payables	26	13	(282)	(15)	(31)
Total NIS-linked balances	31	16	(335)	(18)	(37)

USD-linked balances
Cash and cash equivalents	(10)	(5)	110	6	12
Short term bank deposits	(455)	(238)	5,000	263	556
Loans from related party	86	45	(941)	(50)	(105)
Total USD- linked balances	(379)	(198)	4,169	219	463

Total	(348)	(182)	3,834	201	426

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

2) Concentration of currency risk

Set forth below is certain data regarding U.S. dollar exchange rates:

	Exchange rate	Exchange rate
	of SEK per $1	of NIS per $1
As of December 31:
2020	8.1886	3.215
2021	9.0437	3.110
2022	10.4371	3.519

Percentage increase (decrease) in USD exchange rate:

2020	(12.11)%	(7.0)%
2021	10.44%	(3.3)%
2022	15.41%	13.15)%

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

Set forth below is information on the linkage of monetary items by currency:

	December 31, 2022			Other
	SEK	NIS	USD	Currencies
	in USD thousands
Assets:
Current assets:
Cash and cash equivalents	5,014	71	110	100
Short term bank deposits	-	-	5,000	-
Restricted short term bank deposits	-	63	-	-
Other receivables	152	4	-	5
	5,166	138	5,110	105
Liabilities:
Current liabilities:
Current maturities of long-term loans	-	-	941	32
Current maturities of lease liability	-	78	-	-
Accounts payable and accruals:
Trade	50	25	-	-
Other	124	282	-	327
Non-current liabilities
Lease liabilities, net of current maturities	-	88	-	-
Long-term loans, net of current maturities	-	-	-	96
	174	473	941	455
Net asset value	4,992	(335)	4,169	(350)

	December 31, 2021			Other
	SEK	NIS	USD	Currencies
	in USD thousands
Assets:
Current assets:
Cash and cash equivalents	7,276	51	7,285	9
Restricted short term bank deposits	-	70	-	-
Other receivables	328	18	-	43
	7,604	139	7,285	52
Liabilities:
Current liabilities:
Current maturities of long-term loans	-	-	220	-
Current maturities of lease liability	-	127	-	-
Accounts payable and accruals:
Trade	33	13	-	-
Other	97	231	-	182
Non-current liabilities
Lease liabilities, net of current maturities	-	-	-	-
Long-term loans, net of current maturities	-	-	882	129
	130	371	1,102	311
Net asset value	7,474	(232)	6,183	(259)

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

3)	Fair value of financial instruments

As of December 31, 2022, and 2021, the financial instruments of the Group consist of non-derivative assets and liabilities (primarily working capital items, deposits and loans).

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

b.	Changes in financial liabilities which are classified under cash flows provided from financial activities

See notes 8b, 10b and 11b for changes in financial liabilities.

c.	Credit risk

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

Information about non current financial liabilities due dates:

	2023	2024	2025	2026	2027	Total
	in USD thousands

Long-term loans from related party	941	-	-	-	-	941
Other long-term loan	32	31	30	29	27	149
Lease liabilities	85	94	-	-	-	179
Total	905	114	20	20	20	1,079

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

Research and development expenses

Research and development expenses are recorded in accordance with the accounting policies detailed in Note 2m. Group management has examined the conditions specified in Note 2l and in its opinion, as of December 31, 2022, it does not meet them. Therefore, as of December 31, 2022, the Group has not yet capitalized research and development expenses, and research and development expenses were charged to the income statement.

NOTE 5 - SHORT-TERM BANK DEPOSITS

Eco Wave Power Ltd. has deposited an amount of $5,000 in Bank Hapoalim Ltd. in short-term bank deposits for a period of one year. The short-term bank deposits are in USD. The company will be entitled to interest at an annual rate of 4.6% at the end of the deposit period should it not withdraw the deposit before the end of the period.

NOTE 6 - RESTRICTED SHORT-TERM BANK DEPOSITS

To secure Eco Wave Power Ltd.’s bank guarantees, Eco Wave Power Ltd. has deposited an amount of $63 (2021 - $70) in Bank Hapoalim Ltd. in short-term bank deposits. The short-term bank deposits are in NIS and bear interest at an average annual rate of prime – 3.39%. These deposits are subject to regulatory restrictions and are therefore not available for general use by the Group.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - PROPERTY AND EQUIPMENT:

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications, as well as the changes therein for the respective years:

	Cost						Accumulated depreciation						Net book value
	Balance at beginning of year	Additions during year	Transfers/ abandonments during year*		Foreign currency translation reserve	Balance at end of year	Balance at beginning of year	Additions during year	abandonments during year		Foreign currency translation reserve	Balance at end of year	Balance at end of year
Composition in 2022:
Land	73	-	-		4	77	-	-	-		-	-	77
Plant and equipment	1,407	-	(310	)*	(131)	966	292	114	(32	)*	(48)	326	640
Office equipment	29	3	-		(3)	28	22	2	-		(1)	23	5
	1,509	3	(310	)*	(130)	1,071	314	116	(32	)*	(49)	349	722
Composition in 2021:
Land	75	-	-		(2)	73	-	-	-		-	-	73
Plant and equipment	1,539	9	(159	)**	18	1,407	146	141	-		5	292	1,115
Office equipment	24	4	-		1	29	20	1	-		1	22	6
	1,638	13	(159	)**	17	1,509	166	142	-		6	314	1,194
Composition in 2020:
Land	79	-	-		(4)	75	-	-	-		-	-	75
Plant and equipment	1,284	177	-		78	1,539	115	21	-		10	146	1,393
Office equipment	22	-	-		2	24	15	3	-		2	20	4
	1,385	177	-		76	1,638	130	24	-		12	166	1,472

*	Between 2016 and January 2022, the company operated a grid-connected proof-of-concept wave energy array in Gibraltar. On January 20, 2022, the company announced a collaboration agreement with AltaSea, a non-profit that accelerates scientific collaboration and advances an emerging blue economy, at the Port of Los Angeles. On March 2, 2022, the company announced its intent to relocate the energy conversion unit from Gibraltar to AltaSea’s premises in the Port of Los Angeles. Eco Wave Power intends to develop and supply new and upgraded floaters for its planned pilot in AltaSea’s premises, while Gibraltar power station’s floater mechanisms were sent to steel recycling. As a result, the company has recorded a one-off loss of $278.

**	Transferred to a joint venture. See note 9.

Property and equipment are held by the Company’s subsidiaries.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LEASES:

a.	Right-of-use assets:

			Cost					Accumulated depreciation			Net book value
	Balance at beginning of year	Additions during year	Derecognition during Year	Foreign currency translation reserve	Balance at end of year	Balance at beginning of year	Additions during year	Derecognition during Year	Foreign currency translation reserve	Balance at end of year	Balance at end of year
Composition in 2022:
Offices	328	166	(291)	(37)	166	227	93	(291)	(29)	-	166
	328	166	(291)	(37)	166	227	93	(291)	(29)	-	166
Composition in 2021:
Offices	332	-	-	(4)	328	124	106	-	(3)	227	101
	332	-	-	(4)	328	124	106	-	(3)	227	101
Composition in 2020:
Offices	304	-	-	28	332	16	99	-	9	124	208
	304	-	-	28	332	16	99	-	9	124	208

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LEASES (continued):

b.	Lease liabilities:

	Balance at beginning of year	Additions during year	Interest expense during year	Payments during year	Translation adjustment	Balance at end of year
	in USD thousands
Composition in 2022 -
Offices	127	166	3	(120)	(10)	166
Total	127	166	3	(120)	(10)	166
Composition in 2021 -
Offices	219	-	7	(103)	4	127
Total	219	-	7	(103)	4	127
Composition in 2020
Offices	288	-	10	(96)	17	219
Total	288	-	10	(96)	17	219

	As of December 31
	2022	2021
	in USD thousands
Composition of lease liabilities:
Current lease liabilities
Offices	78	127
	78	127
Non-current lease liabilities
Offices	88	-
	88	-
Total	166	127

c.	Additional disclosure:

1)	The Group was a party to a contract that is affected by IFRS 16 and constitutes a rental space in Israel that was signed in November 2019. The agreed rental period is 24 months plus an extension option of an additional 12 months. The extension option held is exercisable only by the Group and not by the lessor. During 2021 the group exercised its option for additional 12 months until October 31, 2022. This liability was measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate as of November 2019 – 4%.

2)	In December 2022 the Group signed a new lease contract that is affected by IFRS 16. See note 2q. This liability was measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate as of December 2022 – 7%.

3)	To secure the Group’s lease obligation on its offices, the Group has provided a bank guarantee in the amount of $33 for the benefit of the lessor.

4)	As of December 31, 2022, future lease payments under the leases were:

Total
Year:	in USD thousands
2023	85
2024	94
179

5)	In 2022 and in 2021, a short-term lease with a lease term of fewer than 12 months without a purchase option is recognized as an expense in profit or loss at the amount of $12 and $10, respectively.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Eco Wave Power Ltd. owns 50% of EDF EWP One Ltd., a private limited liability company incorporated under the laws of Israel.

The remaining part of EWP EDF One Ltd. is owned by EDF Renewables IL in Israel. The objective of the joint venture is to exclusively cooperate in the development, financing, design, procurement, construction and operation of the new pilot project at Jaffa Port and to evaluate further possible collaborations in wave power. Initial funds in the amount of $117 in cash and $159 in non cash transfer of equipment were contributed during 2021. Additional funds in the amount of $298 in cash were contributed during 2022. The investment in the joint venture is presented as an investment in a joint venture in the Company’s consolidated statement of financial position as the Company does not have control over the joint venture.

NOTE 10 - LONG-TERM LOAN FROM RELATED PARTY:

a.	Composition:

	December 31
	2022	2021
	in USD thousands
Loans from David Leb, Board member	941	1,102
Less - current maturities	(941)	(220)
Total long-term loans	-	882

b.	Change during the year:

	Year ended December 31
	2022	2021	2020
	in USD thousands
Beginning of year	1,102	1,062	1,024
Payment	(200)	-	-
Interest expenses	39	40	38
End of year	941	1,102	1,062

c.	Additional disclosure:

Eco Wave Power Ltd. has entered into two loan agreements with a shareholder and a Board member, David Leb, a related party, amounting to $941 as of December 31, 2022 (denominated in USD).

1)	The first loan agreement relates to an amount of $200. The loan agreement is subject to an annual interest rate of 4%, calculated on the total debt including accrued interest. The loan principal was paid out in 2022. The accrued interest is classified as a current liability to a related party in the statement of financial position.

2)	The second loan agreement relates to an amount of $800. Under the loan agreement, the credit period is 36 months, starting June 1, 2019, and if the loan is not repaid within the credit period, an interest rate of 4% applies. The agreement does not specify specific repayment dates. It is Eco Wave Power Ltd.’s intention to not repay the loan within the 36 months period. Therefore, Eco Wave Power Ltd. accrues interest on the loan. The loan is classified as a current liability to a related party in the statement of financial position. The loan is payable upon demand.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – OTHER LONG-TERM LOAN:

a.	Composition:

	December 31
	2022	2021
	in USD thousands
Loan from PortXL Netherlands B.V.	128	129
Less - current maturities	(32)	-
Total long-term loan	96	129

b.	Change during the year:

	Year ended December 31
	2022	2021	2020
	in USD thousands
Beginning of the year	129	134	116
Interest expenses	6	6	6
Foreign currency translation adjustment	(7)	(11)	12
End of year	128	129	134

c.	Additional disclosure

Loan from PortXL Netherlands B.V.

Eco Wave Power Ltd. entered into an accelerator agreement with PortXL Netherlands B.V. in March 2019. The loan was granted under a mentorship-driven open innovation startup accelerator program focusing on port related industries. The loan consists of (i) an amount of EUR 85,000 (approximately $91,000) in kind, consisting of participating in the Program and (ii) an amount of EUR 15,000 (approximately $16,000) in cash. Eco Wave Power Ltd. must repay the loan in five annual installments, starting April 1, 2023. The loan agreement is subject to an annual interest rate of 5%, calculated on the total debt including accrued interest. To the extent that Eco Wave Power Ltd. fails to repay the loan when due, PortXL Netherlands B.V. shall be entitled, as a sole remedy, to be issued common shares of Eco Wave Power Ltd. in such number equal to the unpaid balance of the loan and the accrued interest, divided by $375.825. Upon such issuance, the loan shall be deemed repaid in full.

NOTE 12 - EQUITY:

a.	Share capital:

	Number of Common Shares December 31
	2022	2021

Authorized share capital	140,000,000	140,000,000
Issued and paid up share capital	44,394,844	44,394,844

b.

	In SEK December 31
	2022	2021

Authorized share capital (in thousands SEK)	2,800	2,800
Issued and paid-up share capital (in thousands SEK)	888	888

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - EQUITY (continued):

c.	Rights related to shares

The common shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of December 31, 2022, all outstanding share capital consisted of common shares.

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

On May 30, 2022, the Nasdaq First North Growth Market Stockholm accepted the Company’s application to delist its common shares. The last day of trading for the Company’s common shares on Nasdaq First North was June 13, 2022. As a result, since June 14, 2022, the Company’s securities trade exclusively on the Nasdaq in the United States in the form of ADSs.

NOTE 13 - TAXES ON INCOME:

a.	Corporate taxation

The income of Eco Wave Power Global AB (publ) is taxed at the standard Swedish corporate tax rate, which was 20.6% for 2021 and 2022 and 21.4% for 2020.

The income of Eco Wave Power Ltd. is taxed at the standard Israeli corporate tax rate, which was 23% for 2022, 2021 and 2020.

b.	Tax loss carryforwards:

1)	EWPG Holding AB (publ) - As of December 31, 2022, the tax loss carryforwards of the Parent Company were approximately $1,970. The tax loss carryforwards have no expiration date.

2)	Eco Wave Power Ltd. - As of December 31, 2022, the tax loss carryforwards of Eco Wave Power Ltd. were approximately $6,900. The tax loss carryforwards have no expiration date.

The Group has not created deferred tax assets in respect of these tax loss carryforwards. See Note 2k.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - TAXES ON INCOME (continued):

c.	Theoretical taxes

As described in Note 2k, the Group has not recognized any deferred tax assets in the financial statements, as it does not expect to generate taxable income in the foreseeable future. The reported tax on the Group’s income before taxes differs from the theoretical amount that would arise using the tax rate applicable to income of the company as follows:

	Year ended December 31
	2022	2021	2020
	in USD thousands

Loss before taxes	(2,901)	(2,347)	(1,969)

Sweden corporate tax rate	20.6%	20.6%	21.4%

Theoretical tax benefit	(598)	(484)	(421)
Effect of different tax rates in foreign subsidiaries	65	(18)	(36)
Tax losses incurred in the reporting year
for which deferred taxes were not created	533	502	458
Taxes on income for the reported year	-	-	1

NOTE 14 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Transactions with related parties:

a.	Key management compensation

Key management includes directors and executive officers. The compensation paid or payable to key management for services during the year indicated is presented below.

	Year ended December 31
	2022	2021	2020
	in USD thousands

Salaries and other short-term employee benefits	737	801	688
Post-employment benefits	57	58	37
Total	794	859	725

b.	Loans from related party (see Note 10)

c.	Interest expenses on related party loan (see Note 10)

d.	Balances with related parties

	December 31	December 31
	2022	2022
	in USD thousands

Long term loans (see Note 10)	-	882
Current maturities of long term loans	941	220
Other accounts payable and accruals	94	67

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

e.	See Note 16b related to an agreement with a minority shareholder in one of our subsidiaries.

f.	According to an amendment to the CEO’s employment agreement, signed between Eco Wave Power Ltd. and the CEO on May 26, 2021, upon a change of control, as defined in the amendment, to the CEO’s employment agreement, the CEO will be entitled to a cash bonus of $2.0 million.

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Other receivables and prepaid expenses:

	December 31
	2022	2021
	in USD thousands

Value Added Tax authorities	6	26
Advances to suppliers	152	329
Other	3	34
	161	389

The carrying amounts of receivables approximate their fair value, as the effect of discounting is not material

b.	Accounts payable and accruals:

1)	Trade:

	December 31
	2022	2021
	in USD thousands
Accounts payable:
In Sweden	16	33
Overseas	59	13
	75	46

2)	Other:

Payroll and related expenses	247	277
Accrued expenses	258	151
Other	228	82
	733	510

The carrying amounts of accounts payable and accruals approximate their fair value, as the effect of discounting is not material.

c.	Information about geographical areas of non current assets

	Israel	USA	Mexico	Total
	in USD thousands

Property and equipment, net	47	598	77	722
Right-of-use assets, net	166	-	-	166
Investments in a joint venture accounted for using the equity method	510	-	-	510
Total	723	598	77	1,398

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d.	Revenues
	Year ended December 31
	2022	2021	2020
	in USD thousands

Revenues	26	31	-
	26	31	-

Revenues of $26 (2021- $31) were from services the group provided in connection with a feasibility study in Asia. To date, the group has not generated any revenue from product sales.

e.	Research and development expenses:

	Year ended December 31
	2022	2021	2020
	in USD thousands

Payroll and related expenses	606	540	394
Loss on abandonment of fixed assets*	278	-	-
Depreciation	114	140	21
	998	680	415
Less – grants received	(100)	(10)	(49)
	898	670	366

*	See note 7.

Additional disclosure

Grants were received from Innovate UK as part of the Energy Catalyst Round 8: clean energy - experimental development competition, from Morocco’s Smart Port Challenge Competition, from the Israeli Ministry of Energy and from the European Commission under the Horizon 2020 Framework Program. To secure the Group’s obligation to the Israeli Ministry of Energy, under the grant terms, the Group has provided a bank guarantee in the amount of $11 for the benefit of the Government of Israel (see Note 2n1). The bank guarantee expired in September 2022.

f.	Selling and marketing expenses:

	Year ended December 31
	2022	2021	2020
	in USD thousands

Payroll and related expenses	190	337	289
Overseas travels	192	56	24
Other	79	92	44
Less – Grants received	-	-	(9)
	461	485	348

g.	General and administrative expenses:

Payroll and related expenses	658	824	614
Professional services	568	431	138
Depreciation	96	116	102
Other	937	538	250
	2,259	1,909	1,104

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

h.	Financial income and expenses:

Financial income
Foreign currencies exchange gain, net	763	792	-
Interest on short term deposits	2	-	-
Finance income	765	792	-
Financial expenses
Bank commissions	(11)	(16)	(25)
Interest on long term loans and lease liability	(48)	(53)	(54)
Other – Mainly foreign currencies exchange loss	-	-	(72)
Financial expenses	(59)	(69)	(151)
Financial income (loss) - net	706	723	(151)

NOTE 16 - COMMITMENTS:

a.	Grants from the Israeli Ministry of Energy

Grants received from the Israeli Ministry of Energy for an approved pioneering research and development program are recognized at the time the Group is entitled to such grants, on the basis of the costs incurred, and included as a deduction from research and development expenses. The grants are 5% royalty bearing from commercialization of the intellectual property products, until repayment of 100% of the grants received by the Group. The royalties are linked to the Israeli general consumer price index.

As discussed in Note 2n, this transaction was treated as a “forgivable loan,” as set forth in IAS 20.

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

As discussed in Note 2n, this transaction was treated as a “forgivable loan,” as set forth in IAS 20.

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

NOTE 16 - COMMITMENTS (continued):

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

During 2021, Eco Wave Power’s fully owned Portuguese subsidiary, EW Portugal-Wave Energy Solutions Unipessoal Lda. has received an installation and grid connection permit of 1MW in the form of a Small-Production Unit registration approval (registration number 5089) from the Portuguese Directorate-General for Energy and Geology. This registration approval is required for the installation and grid connection of a 1MW pilot project at the Barra do Douro breakwater in Porto, Portugal.

The Small-Production Unit Registration approval is the first permit required by EW Portugal to proceed with the actual installation and grid connection of a first 1MW wave energy power station on the ocean side of the Barra do Douro breakwater.

After obtaining the licenses for the operation and grid connection the Company has retained the services of Efiki Partners in 2022, to produce a social-economic report for its’ first 1MW, which will enable the Company to receive the final required license for the project, the Título de Utilização de Recursos Hídricos license, which is expected to be granted by Administração dos Portos do Douro, Leixões e Viana do Castelo, SA (APDL) (the site owner) once report is completed, to the satisfaction of all parties.

d.	USA

In January 2022, Eco Wave Power Ltd. entered into a collaboration agreement with AltaSea at the Port of Los Angeles. In December 2022, the energy conversion unit, formerly deployed in Gibraltar, arrived at AltaSea at the Port of Los Angeles where it will be installed as a pilot station.

e.	Spain – Port of Adriano

During the first quarter 0f 2022 Eco Wave Power entered an official agreement with Port Adriano, Spain, for the potential construction of a wave energy power plant of up to 2MW. According to the terms of the agreement, Port Adriano will assign a potentially suitable location to Eco Wave Power for a period of 20 years, while Eco Wave Power will be responsible for securing all the licenses, constructing, and commissioning the power plant/s and selling the electricity to be generated by the power plant in accordance with an approved production quota, to be determined for the site. The Company has commenced an in-depth feasibility study in the Port. Once the study is fully completed with favorable results, the parties will enter discussions regarding the licensing requirements and financial terms of the planned 2MW project.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - COMMITMENTS (continued):

f.	Turkey

In December 2022, Eco Wave Power Ltd. entered into an agreement with OREN Ordu Enerji, or Ordu Energji, for the potential construction of an up to 77 megawatts wave energy installation in Ordu, Turkey.

According to the terms of the agreement, Ordu Enerji will assign nine potentially suitable breakwaters to the company for a period of 25 years from activation of the relevant pilot or power station, while the company will be responsible for constructing, and commissioning the power plant(s) and selling the electricity to be generated by the power plant in accordance with an approved production quota to be determined for the site.

Subject to certain conditions, including, among others, receiving favorable results from feasibility studies and receipt of applicable licenses and permits, the 77 megawatts power station is planned to be constructed in several stages, starting with an up to 4 megawatts pilot station, and continuing with the construction, operation, and maintenance of the remaining capacity of the plant of up to 73 megawatts. Ordu Enerji has a right of first refusal to invest partially in different stages of the project.

