Form 20-F
period 2023-12-31
Eco Wave Power Global AB (publ)
filed 2024-03-28
CIK 1846715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

44,394,844 common shares as of December 31, 2023.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐    No ☒

Do the financial statements included in the report correct any errors to previous statements.

Yes ☐    No ☒

Are any corrections restatements that required a recovery analysis of incentive-based compensation

Yes ☐    No ☒

i

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to successfully enter new markets, manage our international expansion and comply with any applicable laws and regulations;

●	the timing for the commercialization of our WEC technology, including the timing, cost, regulatory approvals or other aspects related thereto;

●	our ability to generate revenue from our WEC technology and ancillary services, such as feasibility studies or our WPV software;

●	our expectations regarding the supply of components and manufacturing of our products;

●	the ability of our WEC technology to generate commercial amounts of energy and its perceived benefits versus other solutions;

●	the successful development of the WPV software;

●	the implementation of solar panels into our WEC technology;

●	our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;

●	our expectations with regards to the receipt of funds pursuant to existing and future grants;

●	our ability to compete with other companies in our industry;

●	the receipt of any government subsidies or feed-in-tariffs;

●	our research and development and growth strategies and marketing plans;

●	our ability to comply with environmental laws and to adapt to changes in laws, regulations or policies of governmental agencies or regulators relating to the utilization of our WEC technology;

●	the ability of our management team to lead the development and commercialization of our WEC technology;

●	our estimates of the size of our market opportunities;

●	issuance of patents to us by the U.S. PTO and other governmental patent agencies;

●	general market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Hamas war;

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from our WEC technology, and we do not know when, or if, we will generate any such revenue. We do not expect to generate significant revenue unless or until we are able to prove the impact and benefits of implementing our WEC technology and then successfully enter into agreements for the sale of our products and services to countries, states and private customers that carry out a transition to an energy production source that is based on our technology. Our ability to generate future revenue from our WEC technology, services or power stations depends heavily on our success in many areas, including but not limited to:

●	our ability to enter into and carry out agreements for the sale of our products and services or collaboration agreements;

●	our ability to connect to the technology of a country’s national grid or micro grids;

●	our ability to enter into long-term contracts for the sale of electricity generated from our WEC technology;

●	the implementation of rules or standards by governments and/or by quasi-government agencies regarding the use of alternative sources of clean energy, and specifically, wave energy and our ability to receive feed-in-tariffs for wave energy;

●	our ability to obtain financing on terms favorable to us;

●	our ability to obtain the necessary permits or regulatory consents, including our ability to enter into concession agreements or other agreements for the use of land and ocean space for the construction and utilization of our WEC technology;

●	our ability to protect our intellectual property;

●	business interruptions resulting from a local or worldwide pandemic, geopolitical actions, including war and terrorism, or natural disasters; and

●	our ability to protect our WEC technology from cyber-attacks.

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

We have incurred net losses since EWP Israel began its operations, and we have incurred net losses of $1.87 million and $2.9 million in our fiscal years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an accumulated deficit of $13 million. To date, our activities have consisted primarily of activities related to the development and testing of our technologies and efforts to commercialize our products. Thus, our losses to date have resulted primarily from costs incurred in our research and development programs and from our selling, general and administrative costs. As we continue to develop our proprietary technologies, we expect to continue to have a net use of cash from operating activities unless or until we achieve positive cash flow from the commercialization of our products and services.

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

As of December 31, 2023, our cash and cash equivalents were $4.3 million and our short-term cash deposits were $4.1 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations through at least the next 12 months period from the date of this annual report on Form 20-F. We expect that in future periods we will require substantial additional capital to commercialize our products and services (see “Item. 5.A. – Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional information). In addition, even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

Certain technologies and patents have been developed with partners and we may face restrictions on this jointly developed intellectual property.

We have entered into cooperation agreements with a number of partners and pursuant to our agreements with these partners, such as the Israeli Ministry of Energy and EDF Renewables IL, certain intellectual property developed by us and the relevant partner may be subject to joint ownership by us and the partner and our commercial use of such intellectual property may be restricted, or may require written consent from, or a separate agreement with, the partner. If we cannot obtain commercial use rights for such jointly owned intellectual property or partner-owned intellectual property, our future product development and commercialization plans may be adversely affected.

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

Our ability to continue with our current scope of operations and expand our operations and business across the globe is subject, in certain cases, to our receiving a permit for different purposes, including the use of land. It may be difficult to receive the required permits, which may require our management team to divert its attention from other aspects of our business, or it may be more capital intensive or a more time-consuming process than expected to receive permits, either of which could increase costs and delay the launch of our products. If we do not comply with the requirements set forth in the permits we receive, we could lose the granted permits or not receive them at all. Should any of these events occur it could have a material adverse effect on our business and reputation, results of operations and financial position.

Changes in environmental laws and regulations, or fundamental changes in the operations of government agencies, could reduce demand or impact the timing for our services.

Most of our business is driven by laws and regulations related to the protection of the environment.

During the administration of President Biden, the U.S. Department of Energy in July 2021 announced up to $27 million in federal funding for research and development projects related to ocean wave energy. In August 2022, the U.S. Congress passed, and President Biden signed into law, the Inflation Reduction Act, which provides $128 billion in new funding for renewable energy and grid energy storage. If the federal government does not continue to address environmental laws and regulations relating to wave energy, it may adversely impact the ability of companies in the wave energy sector to generate revenue, including us. Fundamental changes in the operations of government agencies (i.e., significant agency staff reductions, changes or delays in processes for awarding contracts, and decisions to shutdown portions of local or state government) also could impact the amount or timing of our revenue, if any. Also, reduced spending by governmental agencies may increase competition within our industry, which may directly affect future revenue and profits, if any.

Certain states such as California and New Jersey have passed into legislation certain bills concerning the viability of wave energy. Further initiatives at the state and local level in the United States would be beneficial to companies in the wave energy sector, including us. If state governments do not continue to address environmental laws and regulations relating to wave energy, it may adversely impact the ability of companies in the wave energy sector to generate revenue, including us. Fundamental changes in the operations of state government agencies (i.e., significant agency staff reductions, changes or delays in processes for awarding contracts, and decisions to shutdown portions of local or state government) also could impact the amount or timing of our revenue, if any. Also, reduced spending by governmental agencies may increase competition within our industry, which may directly affect future revenue and profits, if any.

We conduct operations on a worldwide basis and are subject to a variety of risks associated with doing business outside the United States.

We maintain significant international operations, including operations in the U.S., Sweden, Israel, the British Overseas Territory of Gibraltar, Greece, Portugal, China, Australia and Mexico (we are not currently actively working on advancing operations in Mexico, see Item. 4.B. “Business — Our Proprietary WEC Technology — Project Pipeline — Mexico” for additional information) and have pipeline projects and potential projects in other countries, including, but not limited to, Israel, Portugal, Spain, Turkey, U.S., and others. As a result, we are subject to a number of risks and complications associated with international sales, services and other operations, as well as risks associated with U.S. foreign policy. These include:

●	difficulties associated with compliance with numerous, potentially conflicting and frequently complex and changing laws in multiple jurisdictions, e.g., with respect to environmental matters, intellectual property, privacy and data protection, corrupt practices, embargoes, trade sanctions, competition, employment and licensing;

●	general economic, social and political conditions in the countries in which we operate, including international and U.S. trade policies and currency exchange rate fluctuations;

●	tax and other laws that restrict our ability to use tax credits, offset gains or repatriate funds;

●	currency restrictions, transfer pricing regulations and adverse tax consequences, which may affect our ability to transfer capital and profits;

●	inflation, deflation and stagflation in any country in which we have a manufacturing facility;

●	fluctuations in currency exchange rates may in the future affect, revenue, profits and cash earned on international operations;

●	foreign customers with long payment cycles;

●	different business cultures;

●	imposition of or increases in customs duties and other tariffs;

●	complications in complying with restrictions on foreign ownership and investment and limitations on repatriation. We may not be permitted to own or to fully own our operations in some countries and may have to enter into partnership or joint venture relationships. Some foreign legal regimes restrict our repatriation of earnings to the United States from our subsidiaries and joint venture entities. We may also be limited in our ability to distribute or access our assets by the governing documents pertaining to such entities. In such event, we will not have access to the cash flows and assets of our subsidiaries; and

●	business interruptions resulting from a local or worldwide pandemic, geopolitical actions, including war and terrorism, or natural disasters.

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

Our research and development expenses primarily relate to our efforts to increase the output, durability and commercial viability of our technology. The results of such research and development can be unforeseen and undesirable and therefore our forecasted costs related to such research and development are associated with great uncertainty. Our research and development expenses were $0.51 million and $0.89 million in our fiscal years ended December 31, 2023 and 2022, respectively. We expect that our research and development expenses will increase in the future. It is our goal to fund the majority of our research and development expenses through grants and/or cost sharing obligations under some of our customer contracts or joint venture agreements over the next several years with sources of external funding, and although we have received governmental grants, for example, from the Israeli Ministry of Energy, and we entered into a joint venture with EDF Renewables IL, we may not be able to secure any such funding or enter into such an arrangement in the future. Pursuant to our agreement with EDF Renewables IL, we and EDF Renewables IL have funded the development of our Jaffa port project by EDF EWP One, in a ratio correlating to the respective ownership in the joint venture, which is currently owned by the parties in equal parts.

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

Our agreements with customers will sometimes include guarantees with respect to the quality and performance of our products. Because of the limited operating history of our products, we have been required to make analytical assumptions and forecasts regarding the durability, reliability, lifespan and performance of the systems, and we may not be able to predict whether and to what extent we may be required to perform under the guarantees that we expect to give our customers. Our assumptions could prove to be materially different from the actual performance of our products, causing us to incur substantial expense to repair or replace defective systems in the future. We will bear the risk of claims long after we have sold our products and recognized revenue. Moreover, any widespread product failures could adversely affect our business, financial condition and results of operations.

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

Our product and technological developments are accomplished primarily through internally funded research and development projects, and when necessary, through joint ventures or other collaborative measures. Because it is not generally possible to predict the amount of time required and costs involved in achieving certain research and development objectives, actual development costs may exceed budgeted amounts and estimated product development schedules may be extended. Our financial condition and results of operations may be materially and adversely affected if:

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

The United States and Sweden do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Sweden. In addition, uncertainty exists as to whether the courts in Sweden would entertain original actions brought in Sweden against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would not be automatically recognized. Instead, new proceedings would need to be initiated before the competent court in Sweden. However, a judgment obtained in the U.S. may still have a strong evidentiary weight in the Swedish proceedings, depending on the circumstances and the assessment of the court. If a Swedish court gives judgment for the sum payable under a U.S. judgment, the Swedish judgment will be enforceable by methods generally available for this purpose. These methods generally provide the Swedish court discretion to prescribe the manner of enforcement. As a result, U.S. investors may not be able to enforce against us or certain of our directors any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

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

Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them.

Our executive office and one of our research and development facilities are located in Israel. In addition, the majority of our key employees and officers are residents of Israel.  If these or any future facilities in Israel were to be damaged, destroyed or otherwise unable to operate, whether due to war, acts of hostility, earthquakes, fire, floods, hurricanes, storms, tornadoes, other natural disasters, employee malfeasance, terrorist acts, pandemics, power outages or otherwise, or if performance of our research and development is disrupted for any other reason, such an event could delay commercialization of our products, and if we choose to manufacture all or any part of them internally, jeopardize our ability to manufacture our products as promptly as our prospective customers will likely expect, or possibly at all. If we experience delays in achieving our development objectives, or if we are unable to manufacture products within a timeframe that meets our prospective customers’ expectations, our business, prospects, financial results and reputation could be harmed.

Political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, Hamas (an Islamist militia and political group that has historically controlled the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). Any hostilities involving Israel, terrorist activities, political instability or violence in the region could adversely affect our business, results of operations and the market price of our securities.

On October 7, 2023, Hamas terrorists infiltrated Israel’s border with the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas has also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks have resulted in extensive deaths, injuries and kidnapping. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s implications on our business and operations and implications on Israel’s economy in general. While none of our facilities or infrastructure have been damaged nor have our supply chains been impacted since the war broke out on October 7, 2023, the import and export of goods may experience disruptions in and out of Israel as a result of such military conflict. The potential deterioration of Israel’s economy, as a direct and indirect result of these terrorist attacks and the military campaign that has resulted from them, may have a material adverse effect on us and our ability to effectively conduct our operations.

Further, our operations could be disrupted by the obligations of our employees to perform military service. As of March 25, 2024, we had 13 full-time employees and several key subcontractors based in Israel. Of these employees and subcontractors, some may be military reservists, and may be called upon to perform military reserve duty of up to 36 days per year (and in some cases more) until they reach the age of 40 (and in some cases, up to the age of 45 or older). In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Even though none of our employees have been called up for service in the current war, certain employees of some of our subcontractors have been called up for military service. Their absences for an extended period of time may cause certain delays to our operations in Israel which, in turn, may materially and adversely affect our business, prospects, financial condition and results of operations.

Following the attack by Hamas on Israel, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and towns in northern Israel. In response to these attacks, the Israel Defense Forces has carried out targeted strikes on sites belonging to Hezbollah in southern Lebanon. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. Any hostilities involving Israel could adversely affect our operations and results of operations. Our commercial insurance does not cover losses associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts, divestment and sanctions from state and non-state actors. Several countries, principally in the Middle East, restrict doing business with Israel and companies located in Israel. These restrictive laws and policies could expand in number and scope whether as a result of the current war or otherwise and may have an adverse impact on our operating results, financial condition and expansion of our business. As a result, our relationships with customers or potential customers located in jurisdictions that restrict doing business with Israel, or that may reduce diplomatic relations with Israel, may potentially be impaired and any current projects with such counterparties may be delayed, paused, or rescinded. For example in January 2024, Turkey changed certain of its trade policies which may lead to discouraging Turkish enterprises from engaging in trade with companies located in Israel. An interruption or curtailment of trade between Israel and its trading partners could adversely affect our business, results of operations and the market price of our securities.

The Israeli government has pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel due in part to the reluctance of foreign investors to invest or transact business in Israel, increased volatility in foreign exchange rates involving the Israeli new shekel, downgrades in the credit rating of Israel, increased volatility in securities markets, and other changes in macroeconomic conditions. All of these risks have been compounded by the current war against Hamas. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

We received grants from various government agencies for certain activities. The terms of these grants impose certain conditions on us, including specified conditions in order to receive the full amount of the grant. If we fail to satisfy these conditions, we may lose our grant funding and be required to refund investments previously received.

Certain of our activities have been funded by grants from various government agencies, including the Israeli Ministry of Energy, the European Commission, Innovate UK (the United Kingdom’s national innovation agency), the ILIAD consortium, the European Union GREENinMED grant under the European Neighborhood Instrument Cross-Border Cooperation, or ENI CBC, Mediterranean Sea Basis Programme, and the European Union Regional Development Fund, or ERDF and others.

Our project to build a 100 kilowatt (or 0.1 megawatt) installed capacity pilot station to create electricity from waves in Jaffa Port, Israel has been financed in part through a royalty-bearing grant in the aggregate amount of up to NIS 492,000 ($135,000) that we have received from the Israeli Ministry of Energy pursuant to a financing agreement. Pursuant to the terms of this agreement, we received installation payments, which started in January 2019, and the last of which we are scheduled to receive after we file the final project report, while the Israeli Ministry of Energy is to receive a non-exclusive, non-assignable and irrevocable license to use our know-how created during this project for national needs. We are committed to pay royalties at a rate of 5.0% from commercialization of the project’s know-how and intellectual property (if any is created) up to the cumulative amount of the grant, linked to the Israeli consumer price index, and with the addition of the interest rate of the Accountant General of Israel. In addition, we provided a guarantee in the amount of NIS 36,900 (approximately $10,000), or 7.5% of the total amount of the grant, regarding our obligations under the grant. If we violate our obligations under the financing agreement, the Israeli Ministry of Energy has the right to redeem our bank guarantee and/or demand the return of the investments we have already received at the time of the violation. As of December 31, 2023, our bank guarantee ceased.

Furthermore, in 2021, we won a grant of EUR 178,500 (approximately $197,000) from the European Commission in the EU Horizon 2020 Research and Innovation Programme as part of the ILIAD consortium for our participation in a three years program consortium of 56 partners from 18 countries in Europe, the Middle East and North Africa to combine high-resolution modelling with real-time sensing of ocean parameters, advanced algorithms for forecasting of spatio-temporal events and pattern recognition. The virtual representations will consist of several real-time to near-real-time digital replicas of the ocean. As part of this consortium, we expect to play a role to aid with pilot applications related to wave energy. In 2022, we received EUR 86,000 (approximately $95,000) as an advanced payment on account of this program. In 2023, we received EUR 32,713 (approximately $36,000) as a first interim payment for the first year of the program. On October 28, 2021, we were awarded a grant of GBP 103,993 (approximately $132,000) from Innovate UK for Eco Wave Power Gibraltar to research and conduct feasibility studies for sea wave energy powered microgrids for remote islands and rural coastlines. The terms of the grant require us to contribute GBP 44,569 (approximately $57,000) towards these activities in order to receive grant funding, and we have contributed the amounts in full during the grant term. Under the terms and conditions of these grants, we are obligated to comply with various reporting requirements, meet certain project milestones and to take certain administrative actions. Material noncompliance with the terms and conditions of the grants may result in one or more enforcement actions by the relevant grant agency, which could include denying funds for the cost of funded activities, suspending the grant in whole or in part, pending corrective action, and withholding further grant awards. In 2022 and 2023, Eco Wave Power Gibraltar received GBP 71 thousand (approximately $90,000) and GBP 33 thousand (approximately $42,000) respectively from Innovate UK.

In 2022, we received an ERDF grant approval called “Ports Towards Energy Self Sufficiency” that was approved for a research project in Porto, led by the University of Porto, on November 24, 2022. The grant amount is EUR 25,262.50 (approximately $28,000).

In 2023, we received a GREENinMED grant, provided by the European Union, under the ENI CBC Mediterranean Sea Basin Programme.

In 2023, we received a grant approval of GBP 456,500 (approximately $580,000) as part of a consortium led by Toshiba (U.K.) and Aquatera Ltd. to design a pilot microgrid project for a remote island in Thailand. The grant is part of Innovate UK’s Energy Catalyst program Round 10, which supports businesses and organizations develop marked-focused technologies that provide clean, affordable and accessible energy. The terms of the grant require us to contribute GBP 136,950 (approximately $174,000) in the years 2024-2026 to this activity and to comply with various reporting requirements and meet certain project milestones in order for grand funding to be sustained.

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

The trading price of the ADSs is likely to be volatile. Since our ADSs began trading on Nasdaq on July 1, 2021, our ADSs traded as high as $30.00 per ADS and as low as $1.039 per ADS. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of the ADSs:

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

In addition, the stock market in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of the ADSs, regardless of our actual operating performance. Furthermore, the Russia-Ukraine and Israel-Hamas wars have resulted in financial market volatility and uncertainty in the recent year. Further, a systemic decline in the financial markets and related factors beyond our control may cause the ADS price to decline rapidly and unexpectedly.

Our executive officers, directors and principal shareholders will maintain the ability to exert significant control over matters submitted to our shareholders for approval.

As of March 25, 2024, our executive officers, directors and principal shareholders who own more than 5% of our outstanding Common Shares, in the aggregate, beneficially own shares representing approximately 53.2% of our share capital. As a result, if these shareholders were to act together, they would be able to exert significant influence over all matters submitted to our shareholders for approval (including a prospective acquisition or other change of control of our company), as well as our management and affairs.

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

In general, we will be treated as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not expect that we will be treated as a PFIC for 2023. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ADSs or Common Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ADSs or Common Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Common Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ADSs or Common Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to furnish U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our Subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Common Shares or ADSs.

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

ADS holders may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

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

We utilize, develop, install and maintain a number of information technology systems. Various privacy and security laws require us to protect sensitive and confidential information from disclosure. In addition, we are bound by our customers and other contracts, as well as our own business practices, to protect confidential and proprietary information (whether it be ours or a third party’s information entrusted to us) from disclosure. Our computer systems, as well as those of our customers, contractors and other vendors, as well as the central control software of our power stations and the WPV software that we are aiming to develop face the threat of unauthorized access, computer hackers, viruses, malicious code, cyber-attacks, phishing and other security incursions and system disruptions, including attempts to improperly access our confidential and proprietary information as well as the confidential and proprietary information of our customers and other business partners. While we endeavor to maintain industry- accepted security measures and technology to secure our computer systems and power stations and while we endeavor to ensure our cloud vendors that store our data maintain similar measures, these systems and the information stored on these systems may still be subject to threats. There can be no assurance that our efforts will prevent these threats. Further, as these security threats continue to evolve, we may be required to devote additional resources to protect, prevent, detect and respond against such threats. A party who circumvents our security measures, or those of our customers, contractors or other vendors, could misappropriate confidential or proprietary information, improperly manipulate data, or cause damage or interruptions to systems. Any of these events could damage our reputation, result in litigation and regulatory fines and penalties, or have a material adverse effect on our business, financial condition, results of operations or cash flows.) For further information, see Item 16.K – “Disclosure Regarding Cybersecurity”.

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

We identified a material weakness in our internal control over financial reporting in the financial year ended December 31, 2019. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Specifically, we determined that due to the small-scale nature of our Company and the difference in regulatory requirements between Sweden and the United States, we currently do not have sufficient finance staff to provide for effective control over our period-end financial reporting process. As of the date of this annual report on Form 20-F, we have not remediated this material weakness. If, in the future, we will have insufficient financial reporting staff, we may be unable to adequately segregate duties in a manner consistent with control objectives for our period-end financial reporting process. The implementation of remediation initiatives may not fully address this or any other material weakness or other deficiencies that we may have in our internal control over financial reporting. We intend to assess our internal control environment and the potential remediation of this weakness.

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

Wave energy is considered to have the highest energy production rate of any renewable energy source. According to the 2024 paper, “Advances and Challenges in Ocean Wave Energy Harvesting” from the journal,  Sustainable Energy Technologies and Assessments, ocean wave energy has the highest energy production compared to other renewable energy sources as it can produce energy 90% of the time, and which, according to an article “On the reversed LCOE calculation: Design constraints for wave energy commercialization” from the International Journal of Marine Energy, also has the potential capacity to become one of the cheapest and cleanest. According to an estimate from the Intergovernmental Panel on Climate Change, approximately 32,000 terawatt-hours per year could theoretically be produced from the oceans’ waves (subject to there being sufficient wave energy technologies), which could meet the total annual electricity generation worldwide in 2018. However, we believe that many companies trying to develop WEC systems have been struggling to move beyond research and development and into commercialization primarily due to the fact that most WEC systems are designed for offshore application where wave heights are of a higher nature. However, we believe that offshore installations typically give rise to certain critical issues that may make commercialization difficult. According to our research and based on reports from the International Renewable Energy Agency, or IRENA, and research papers from Chalmers University of Technology, we believe that there are four primary issues challenging the commercialization of offshore installation. The first issue is the high capital expenses implicit in the installation, maintenance, and grid-connection of offshore technologies which require the use of ships, divers, underwater electrical transmission cables, and underwater mooring, which are all highly capital intensive. The second issue is the lack of reliability for these offshore technologies due to the extremely harsh weather conditions which are prevalent in the offshore sea/ocean environment. The stationary manmade equipment has no way of avoiding the extreme loads caused by the offshore storms, and many offshore wave energy developers had their equipment dislodged and broken down after a short time of operation. The third issue we believe is both in its difficulty to reach insurability and, if insurance is available, to obtain the applicable insurance policy at a reasonable cost. Developers with offshore wave energy technologies struggled to secure insurance as insurance companies were hesitant to risk insuring such technologies (which are deemed “pre-commercial”) due to the aforementioned high capital expenses and low survivability. The final issue is environmental, as many environmental organizations object the deployment of offshore WEC technologies as many of them require mooring to the ocean floor, which has the potential to disturb the ecological balance. Also, offshore wave energy developers have to install long underwater electricity transmission lines to connect to the grid, which is complicated, capital intensive and impacts the environment.

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

Preliminary agreements, including letters of intent and other similar agreements that require the parties to enter into definitive documents, are subject to ongoing negotiation and there can be no guarantee that we are able to enter into definitive agreements with these parties. As a result, the aggregate amount of megawatts we intend to generate in our project pipeline does not reflect only those projects covered by definitive agreements. We are continuously working to expand our pipeline, including efforts to enter into definitive agreements to cover projects that are not covered by definitive agreements.

We plan to continue to develop the projects in our pipeline, specifically our EDF EWP One project, the installation of the Gibraltar Pilot to AltaSea’s premises in the Port of Los Angeles, and to work towards implementing our megawatt project in Portugal and/or in Spain and/or in other locations, further expand our project pipeline, conduct research and development aimed at continuing to upgrade and improve our WEC technology, continue the reinforcement of our patent portfolio, and to expand the team that will help us achieve our growth strategy. Prioritized countries for our project pipeline include those with significant wave heights, governmental support for renewable energy projects, short and clear licensing procedures, favorable feed-in-tariffs or subsidy schemes, high electricity demand, strong promotion of renewable energy and/or lack of electricity access and available grid-capacity. In addition, we will be prioritizing growth in specific high-potential target markets. Primarily, we are concentrating on growth in Europe and United States, where there is high wave energy potential and growing support for renewable energy technologies.

We currently engaged with the following projects:

Port of Los Angeles Project

o	At the Port of Los Angeles, we have signed a strategic co-investment agreement with Shell International Exploration and Production Inc., or Shell, for the implementation of our first U.S-based project, while we are also moving forward with the licensing process. We have submitted our comprehensive project engineering plans to the port authorities and have formally requested the final required licenses from both the Port of Los Angeles and the United States Army Corps of Engineers. As soon as licenses are received, we expect a short implementation time of approximately six months for our first U.S. project until construction begins. In addition, in early October 2023, the Governor of California signed into law California Senate Bill 605, or SB 605, which, among other things, requires the California State Energy Resources Conservation and Development Commission to work with state and local agencies and other stakeholders to identify suitable sea space for offshore wave energy and tidal energy projects in California. We believe that SB 605 is landmark legislation for wave energy in the United States and underscores the potential of wave energy to offer both economic and environmental advantages, and it is anticipated to facilitate the progression of our project while also fostering the development of other prospective initiatives across the country.

EDF EWP One Project

o	On February 1, 2022, we officially completed the grid connection route works at the Jaffa Port site. In April 2022, we completed the installation of eight floaters to the sea wall. In August 2022, the Israeli Electric Authority has set an official feed-in tariff, or FIT, for our newly installed wave energy pilot project at the Port of Jaffa. With the FIT in place, the Israeli Electric Corporation commenced operations to officially connect the EWP-EDF One project to the Israeli national electrical grid. In August 2023, we successfully connected the EWP-EDF One Project in the Port of Jaffa to the Israeli national electrical grid, marking the first time that wave energy was connected to it, through a power purchase agreement. Since then, the project has been supplying electricity harnessed from the power of the waves to the Israeli national electrical grid.

Portugal Planned Project

In 2020, we entered into a Concession Agreement with the Port Authority of the Douro, Leixões, and Viana do Caterlo, or APDL, to use an area potentially suitable for the construction, operation, and maintenance of a wave energy power plant of up to 20 megawatts in four locations owned and operated by APDL. Pursuant to the Concession Agreement with APDL, APDL will provide us with the concession for its breakwaters for a period of between 25 to 30 years, while we will be responsible for securing all the licenses, constructing, and commissioning the power plant and selling the electricity to be generated by the power plant in accordance with an approved production quota, to be determined for each site. The power plant is planned to be constructed and commissioned in several stages starting with a one-megawatt station, and subject to certain conditions, to be followed by the construction, operation and maintenance of the remaining capacity of the plant (19 megawatts). In order to commence the licensing, EWP Israel incorporated a wholly owned subsidiary company in Portugal under the name EW Portugal-Wave Energy Solutions, Unipessoal Ida., or EW Portugal. In 2024, we received the final approval necessary for the commencement of the construction works of our first commercial-size project in Porto (TURH license) from APDL. As a result, we have issued a performance bond to APDL, meant to solidify our commitment for the construction of the first commercial wave energy project within a two-year period. We believe this will be the first wave energy project in the world to show significant energy production from wave power.

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

We believe that our core WEC technology is the basis to our future success, and as such, we aim to continuously improve and enhance our WEC technology in order to deliver the best solution available in the field for wave energy generation. To achieve this, we undertook different research and development activities at our previously operational power station in Gibraltar and are planning to undertake additional such activities at the site of our EWP EDF One project at Jaffa Port in Israel, which is now transmitting electricity to the electrical grid of Israel, and in AltaSea’s premises in the Port of Los Angeles.

Our research and development strategy is currently focused on:

●	the completion of the development of WPV software for our WEC technology for real-time production verification;

●	the optimization of our WEC technology to generate larger amounts of electricity from low wave heights below 0.5 meters in height; and

●	optimization of our WEC technology’s materials for operation in different weather and marine climates.

Our growth strategy is currently focused on:

●	maintaining the supply of energy to Israel from the EWP EDF One project, in collaboration with EDF Renewables IL, a subsidiary of the French multinational electric utility company EDF, which is our second grid connected project, and, as such, we believe reinforces our position as a leading wave energy developer;

●	producing the floaters mechanisms and installing the pilot we relocated from Gibraltar to the Port of Los Angeles;

●	moving more projects from the “project pipeline” stage into the “ready-to-build” stage;

●	finalizing the licensing and construction of the first megawatt of the Portugal power station, the purpose of which is to demonstrate that wave energy can generate significant energy amounts and in commercial scale (of 20MW and above) to generate significant revenue, and potentially allow us to become profitable; and commencing feasibility studies and other relevant milestones to promote our planned project in Spain; and

●	upon successfully executing our first one megawatt scale project, we may pursue additional financing, which may include equity or debt financing deal(s), which we believe would enable us to construct and operate multiple revenue yielding assets in parallel, which we believe will then facilitate significant growth of our Company. (See Item 4.B. — “Revenue Models — WEC Technology” for additional information).

Renewable Energy Market

Investments in the renewable energy market were valued at approximately $311 billion by the IEA in 2019  and, based on research from Taras Shevchenko National University of Kyiv, Ukraine, investment is expected to reach a value of approximately $436 billion by 2025 as the share of renewable energy in the global energy mix continues to grow. According to a review by the SUN DAY Campaign of data released by the U.S. Federal Energy Regulatory Commission, it was estimated that renewable energy made up 57% of new capacity additions in the United States during the first half of 2020. Moreover, according to research from the IEA, 2020 was a record year for renewable energy. According to research from the IEA, growth in the sector is expected to continue: in the power sector, additions of wind and hydropower took global renewable capacity additions to a new record during 2020, accounting for almost 90% of the increase in total power capacity worldwide, while renewable energy capacity is expected to grow by 250% by 2030 (and set to account for 95% of the net increase in global power capacity between 2020 and 2025), led by solar photovoltaics, or PV.

In combination with several political efforts, solar and wind energy resources have now grown to become attractive to investors also from a financial perspective, as the levelized cost of energy, or the LCOE, has fallen across the board between 2010 and 2019 (LCOE is a measure of the average net present cost of electricity generation for a generating plant over its lifetime). For example, the LCOE of onshore wind has decreased by 39% from $0.086 per kilowatt hour in 2010 to $0.053 per kilowatt hour in 2019, offshore wind has decreased by 29% from $0.161 per kilowatt hour in 2010 to $0.115 USD per kilowatt hour in 2019, concentrating solar power decreased by 47% from $0.346 per kilowatt hour in 2010 to $0.182 USD per kilowatt hour in 2019, and utility scale solar PV has fallen by 82% from $0.378 per kilowatt hour in 2010 to $0.068 USD per kilowatt hour in 2019. Taking into account the changes in the LCOE levels of offshore and onshore wind, concentrating solar power and utility scale solar PV, we believe that these resources are expected to grow within the next decades. To replace fossil fuels in full, we believe that the world needs energy from a variety of renewable energy sources, as there is not enough energy that can be generated by solar, wind, and other renewable energy resources based on these sources’ current capacity. By combining solar, wind, and water energy sources, we believe that the joint energy consumption demand can be met. According to the Renewables 2023 Global Status Report,  in 2022 renewable energy sources (excluding hydropower) accounted for 7.5% of primary energy (up nearly 1% from 2021), while fossil fuels remained at 82%.

Despite a number of initiatives to boost the role of renewables and the electrification of heating and transport, progress in these sectors continues to be relatively slow. Policy makers have paid much less attention to renewable heating and cooling compared to renewable power generation. According to the Renewables 2023 Global Status Report, in the year 2022, three countries had 100% renewable heating and cooling targets and two countries had 100% renewable transport targets. In contrast, 37 countries have 100% renewable electricity targets. If recent progress from the renewable energy sector is taken into account, we believe the gap between fossil fuel consumption and the renewable market can be closed in the near future. Excluding hydropower, the installed global renewable energy sector grew from approximately 630 gigawatts to approximately 2,768 gigawatts, an increase of more than 439%, between 2010 and 2019, according to data from IRENA. Further data from IRENA shows that (i) the wind industry dominated the growth in the renewable energy sector in terms of capacity, where it grew from approximately 180 gigawatts to approximately 622 gigawatts between 2010 and 2019 and (ii) in percentage, the solar PV sector grew much more with an increase in capacity from approximately 41.5 gigawatts to approximately 584.8 gigawatts during the same time period, an increase of 1,307%. The highest average growth rate of renewables in OECD countries over the past decade has been in solar PV, which has seen an increase of 38.5% from 2000 through 2019, according to the IEA. The growth in the renewable sector has been due to a number of factors including political support, financial incentives and reduction in the costs of technology making renewable energy cost competitive.

The convergence of cheaper renewable energy technologies, digital applications and the rising role of electricity is a crucial vector change that we believe is central to the prospects for meeting many of the world’s sustainable development goals. Although momentum in the power sector is positive, the power sector alone will not deliver the emission reductions required by the Paris Agreement under the UN’s Framework Convention on Climate Change, or the Paris Agreement and the Convention, respectively, nor will it be able to fulfil the aspirations of United Nations’, or the UN, Sustainable Development Goals, an initiative by the UN to promote a more sustainable future. Policies continue to remain critically important for the future of renewables. In order to meet long term climate and other sustainable goals, renewable energy development in these sectors must accelerate. According to the IEA, if progress continues at the currently forecasted pace, renewables would only have a share of approximately 18% in final energy consumption by 2040. This is well below the IEA Sustainable Development Scenario’s benchmark, where the share of renewables in final energy consumption is 28%. As a result, renewable electricity could supply over 42% of global power demand by 2028, an increase of 13% from 2020, according to an analysis and report from the IEA, which we believe indicates that the renewable electricity sector on track to meet long-term climate and sustainability goals. Below is a brief summary highlighting the recent expansion of the renewable energy market.

Energy Security

Energy security means a country’s uninterrupted access to energy resources at an affordable price and is central to today’s society and its ability to function. In order to secure the national energy consumption, many countries are today dependent on importing energy. In recent years, EU dependence on natural gas imports has largely decreased; however, member states are still highly dependent on large levels of imports of petroleum products and natural gas, which accounted for 70.7% and 25%, respectively, of energy imports into the EU in the first half of 2020, according to a report from the European Commission. The European Commission also estimated that in the first half of 2020, the estimated monthly cost of EU energy imports was valued at roughly EUR 17.7 billion. Member states of the EU are still dependent on imports of petroleum products and natural gas, which accounted for approximately 66% and 24%, respectively, of energy imports into the EU in 2018, according to a report from the European Commission.  In 2022, the conflict between Russia and Ukraine resulted in disruption to energy markets.

A conversion to more locally produced, renewable energy resources would decrease geopolitical risks associated with high dependency on imports and consequently it would increase energy security.

Hydropower, wind power and solar power are considered the more mature, cost efficient and technically advanced technologies within renewable energy. Research from the IEA shows that global hydropower capacity is set to increase by 17%, or 230 GW, from 2021 to 2030. Given limited possibilities for its expansion, however, solar and wind power are expected to generate the largest growth in the foreseeable future. Like all other energy resources, solar and wind power have their disadvantages, including the need for large areas of land, which has an environmental as well as visual impact on the landscape. In many parts of the world, such need could prevent large expansion. As such, solar and wind power need to be complemented by other renewable energy resources in order to meet future sustainability goals.

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

In the 2019 European Green Deal, the European Commission identified the blue economy (a term used to describe sustainable use of ocean resources for economic growth, improved livelihoods, and jobs while preserving the health of ocean ecosystem), as having a central role to play in mitigating and adapting to climate change. To boost the European blue economy, in February 2020, the European Commission and European Investment Fund launched an EUR 75 million “Blue Invest” fund that provides financing to equity funds that strategically target and support companies and technologies in the blue economy sector. As more sources of renewable power are sought, governments and entrepreneurs are increasingly looking to our oceans and wave energy as a source of clean power. Further support for ocean energy can be seen in the United States, where the United States Department of Energy, or the DOE, opened new funding opportunities worth $22 million in 2020 for wave technology research and development. This comes in the wake of the DOE’s 2019 report “Powering the Blue Economy™: Exploring Opportunities for Marine Renewable Energy in Maritime Markets,” which outlines the potential of the ocean and tidal energy opportunities in the United States. This report highlights the increased potential of wave power as an important source of renewable energy and a viable part of the decarbonization of the energy sector.

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

Global Warming and the Need for Green Energy

The World Health Organization, or WHO, in 2022 described air pollution as a significant environmental risk to the health of the global population. The WHO estimates that 91% of the world’s population lives in places where air quality is below its guidelines. Furthermore, the WHO estimates that air pollution accounts for approximately 4.2 million deaths per year, with the WHO data showing that nine out of ten people breathe air that exceeds the WHO guideline limits for levels of pollutants, with low- and middle-income countries suffering from the highest exposures. In addition to these devastating figures, in 2019, an article from The World Bank stated that 840 million people lacked access to electricity. With 40% of the world’s population living within 100 kilometers of the coastline, we aspire to build wave energy power stations that will provide people access to electricity in proximity to their residence without creating air pollution.

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

In recent years, the U.S. Congress has considered legislation to reduce emissions of greenhouse gas (“GHGs”), including methane and carbon dioxide, byproducts of burning fossil fuels. In August 2022, the U.S. Congress passed, and President Biden signed into law, the Inflation Reduction Act, which provides $128 billion in new funding for renewable energy and grid energy storage. The Inflation Reduction Act appropriates significant federal funding for renewable energy initiatives and, for the first time ever, imposes a fee on GHG emissions from certain facilities. This bill could increase the operating costs of conventional energy sources and accelerate the transition away from fossil fuels, which could, in turn, benefit our renewable energy projects, business and results of operations. In April 2021, President Biden announced a goal of reducing the United States’ GHG emissions by 50 to 52% below 2005 levels by 2030. Relatedly, the United States and European Union jointly announced the launch of the “Global Methane Pledge,” which aims to cut global methane pollution at least 30% by 2030 relative to 2020 levels, including “all feasible reductions” in the energy sector. These developments could also have the effect of accelerating the transition away from fossil fuels. Since its passage last year, The Inflation Reduction Act has resulted in the announcement of more than 270 new clean energy projects, with $132 billion in private investments, according to a Bank of America report released in August, 2023.

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

●	Build, Own, Operate (BOO). Under this arrangement, we would own 100% of the project, and, therefore, we would finance and provide the operation and maintenance for the power station. We expect that the electricity produced would usually be sold to the grid in-line with long-term power purchase agreements (expected to be up to 25 years) or other agreement types. This model incurs a higher initial investment cost but, assuming successful implementation, is expected to give a long-term recurring revenue stream from the amount of electricity that we sell to the grid.

●	Build, Own, Transfer (BOT). Under this arrangement, we would build the power station and then sell the power station. We believe that long-term fixed price revenue that may be generated by the power stations under Power Purchase Agreements may be attractive for institutional investors, who can pay a premium price to purchase the power stations due to their low required rate of return (in comparison to other purchasers).

●	Joint Venture/Turnkey. Under this arrangement, we would be responsible for constructing and operating the power station. When the construction is completed, we then invoice the partner the cost of construction plus an agreed margin after which they will be sole or joint owners of the power plant. Thereafter, the project would adopt the BOO revenue model (with the exception of the 100% stake and revenue interest) and the resulting revenue stream from electricity sales would be split between us and the joint venture partners. In addition to this joint venture path, we may also sell projects on a turnkey basis as we believe that it would provide us with a faster path to positive cash flow, and as such, may enable us to scale up the business at a more rapid rate. Under this arrangement, we may provide the technology and know-how and an exclusive license for our technology to be held by the joint venture entity in the respective country, and the partner may bring its knowledge and expertise in securing land, grid connection approval and funding for the power stations to be developed by such joint venture. Our Jaffa Port project is an example of our Joint Venture Agreement with EDF Renewables IL. These joint venture agreements, such as the one we have with EDF Renewables, may provide our partners with certain beneficial rights. For instance, our Joint Venture Agreement with EDF Renewables IL provides EDF Renewables with a right of first look for three years from the date of the agreement (May 2019) on any M&A transaction that EWP Israel may seek to execute and also provides EDF Renewables IL with a right of first offer for the first five years of the agreement to participate in the joint development of any other project using our technology for a wave energy station in Israel of above 0.25 megawatts.

As is customary in our industry, we believe that in order to commercialize our WEC technology, especially under the BOO model, which is very capital intensive because we finance and provide the operation and maintenance for the power stations, we will require additional financing. In the future, we expect to achieve this by way of debt financing, which is a common and relatively cheaper method of financing energy projects such as ours, either with or without additional equity financing.

Wave Energy Services

In addition to our operations involving the sale/lease of our WEC technology, we also intend on expanding our product offering by providing increased project development products and services. One of these services is the offering of feasibility studies for our potential clients, which we believe will add to customer value and may provide an additional revenue stream for us in the event the feasibility study leads to initiation of commercial projects. During 2020, we entered into our first Feasibility Study Agreement with MSMART Future Technology in Vietnam, which was completed during 2021, and have since entered additional such agreements in Bangladesh, Greece, Israel, the United States, and Morocco. These feasibility studies are conducted to study the wave energy resource and preliminary project feasibility potential at a specific location and are performed as a precursor to a more robust collaboration and project at the location.

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

●	Reliable. We believe that our technology is extremely reliable as compared to other WEC technologies, and more specifically those that are offshore solutions. Unlike many of our competitors, our WEC technology, with the exception of our floater mechanisms, is located on land. Therefore, our conversion unit (the part of the system that holds the energy generation equipment) is not subject to an aggressive offshore marine environment. Furthermore, we utilize a storm protection mechanism, which is meant to prevent damage to the floaters during storms.

●	Cost Efficient. The price of our WEC technology is highly competitive with a total forecasted capital expenditure of EUR 1.2 million ($1.3 million) to EUR 1.8 million ($2 million) per megawatt (the actual price may vary and final price is dependent on the amount of floaters needed per site, the work that must be performed for the installation of the systems to the existing structure, or the necessity of the construction of a new structure, and the proximity to the nearest substation or grid connection point). This capital expenditure is significantly lower than the price of the offshore competition, which, according to the World Energy Council World Energy Perspective Cost of Energy Technologies report, can range from a minimum of $5.48 million (EUR 4.96 million) per megawatt to a sum as high as $16.05 million (EUR 14.5 million) per megawatt, due to the fact that during both the installation of our system and the necessary operation and maintenance activities, we do not require the use of ships, divers, underwater cabling and mooring associated with offshore systems. As to the LCOE, based on our internal calculations that were derived using the International Energy Agency’s Ocean Energy Systems project LCOE calculation metrics, combined with our assumptions, we believe that it can be as low as EUR 42 ($46) per megawatt hour, in commercial scales.

●	Insurability. The reduced capital expenditures and high reliability associated with our WEC technology, as compared to various offshore solutions, has allowed us to receive insurance coverage for our power stations. For example, our installations in Gibraltar and Israel have been insured by notable insurance companies. Although we are able to maintain what we believe is sufficient insurance, we still face risks in connection with the insurance coverage that we maintain for our technology. See “Item 3. D. Risk Factors — Risks Related to Product Development and Commercialization” for additional information.

●	Modular and Scalable Design. Our WEC technology is fully modular, allowing us to scale projects, which is expected to minimize the common risks entailed in scalability. Our WEC technology can be scaled up to large-scale units of one megawatt or down to a few kilowatts for a purpose-built project.

●	Environmentally friendly. Our WEC technology does not connect to the ocean or sea floor, and as such, it is considered to be a more environmentally friendly and cleaner energy system.

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

Moreover, according to a May 2020 study by IRENA, a significant share of wave energy technologies operational today are point absorber technologies, such as our WEC technology. According to the study, more than half of the wave energy converter developers with high technology readiness levels focus on point absorbers due to their potential for wide range applicability. Finally, IRENA’s study concluded that most of the current and planned projects in the ocean energy industry are point absorbers and that future projections point towards this technology’s domination of the market.

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

As of March 25, 2024, there were over 400 companies, some with institutional funding, listed in the DOE Marine and Hydrokinetic, or MHK, Technology Database. This DOE database provides up-to-date information on MHK renewable energy technologies and companies, both in the United States and around the world. Some of these companies are located in the United Kingdom, continental Europe, Japan, Israel, the U.S. and Australia, and many of those companies are pursuing the utility, grid-connected energy market. The MHK industry continues to evolve as participants strive to differentiate themselves by promoting their specific technology focusing on cost and efficiency. The companies are subdivided by implementation: wave power, current power, tidal and ocean thermal energy conversion.

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

Marketing and Sales

We continue to enhance our marketing capabilities across our target markets and we are actively marketing our WEC technology. We currently use a direct sales force consisting of employees and industry expert consultants. Among other things, we attend relevant industry conferences and cleantech forums such as the UN Summits on Climate Change COP22, COP23 and COP26, the World Energy Congress and the Smart Energy Summit. We also host delegations and dignitaries for demonstration tours of our plant in our offices and in our power station in Jaffa Port, as well as participate in governmental trade and investment delegations.

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

The following is a list of our issued patents and allowed patent applications as of the date of this annual report on Form 20-F:

Application/ Patent Number	Subject	Status
Israel 215739	A pontoon with sharpened front and sloping back	Registered on May 9, 2022
Israel 246192	A system for lifting and submerging pontoon during storm	Registered on October 1, 2019
Israel 246193	A system with shock absorber for preventing breakage of jib connections	Registered on May 9, 2022
Israel 246194	A system for changing a working volume of a hydro motor according to electricity demand	Registered on November 30, 2019
Israel 254987	A pontoon with left-and-right front diagonal sides for splitting progressive sea waves	Registered on October 31, 2020
Israel 254988	A pontoon with sharpened front and left-and-right front diagonal sides	Registered on September 1, 2020
Israel 254990	A system including a pontoon with a vertical cylinder anchored to the bottom	Registered on October 31, 2020
Israel 254991	A system including a pontoon with a pair of parallel jibs	Registered on May 1, 2021
Israel 254992	A system with secondary accumulator and shock absorber for preventing breakage of jib connections	Registered on June 2, 2021
Israel 254993	A system for regulating pressure in hydraulic accumulator	Registered on August 31, 2019
Israel 254994	A system with double acting hydraulic cylinders and secondary accumulator	Registered on June 2, 2021
US 16/762931 US 11608808	System for generation of electricity or clean water from waves or combined system	Registered on March 21, 2023
Israel 274332	System for generation of electricity or clean water from waves or combined system	Registered on February 2, 2024

The following is a list of our patent applications as of the date of this annual report on Form 20-F:

Application/ Patent Number	Subject	Status
EPO 17932991.7	System for generation of electricity or clean water from waves or combined system	In examination
Israel 268942	Combined sea wave photovoltaic power plant	In examination

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

We conduct our operations through our wholly-owned subsidiary EWP Israel. In addition to EWP Israel, we have a number of other subsidiaries in Mexico, the United States, Portugal, Gibraltar, Australia and the People’s Republic of China.

Eco Wave Power Ltd., also referred to as EWP Israel, is our wholly-owned subsidiary incorporated in Israel in 2011. As of March 25, 2024, the subsidiary has 12 employees and contains the majority of the management, marketing, sales and engineering personnel in our Company. EWP Israel is responsible for the management of our subsidiary companies, the development of our project pipeline, the operation of our Company’s existing projects, the development and construction of new projects, research and development activities for our wave energy technology, and the maintenance and expansion of our intellectual property portfolio.

Eco Wave Power U.S. is our U.S. subsidiary that serves as the North American base for our executives and team. The Company has established a corporate office in Miami, Florida for its subsidiary with a view to strengthening business activities in the United States, including the overseeing of its existing operations in the Port of Los Angeles and any prospective commitments, pursuant to federal and state legislation.

Eco Wave Power Gibraltar Ltd., or EWP Gibraltar, is a wholly-owned subsidiary of EWP Israel, incorporated in Gibraltar in 2015. EWP Gibraltar operates as the subsidiary which managed the operation and maintenance of our Company’s Gibraltar power station and was responsible for the development of the project.

Eco Wave Power Mexico, SAPI de CV is a partly-owned subsidiary of EWP Israel, incorporated as a joint venture in Mexico in 2014. Eco Wave Power Mexico operated as the subsidiary responsible for the development, implementation, and management of our Manzanillo I project as well as the development of the EWP technology in Mexico. Although we currently own 60% of the issued and outstanding shares of Eco Wave Power Mexico, as a result of an investment into this entity certain investors have the right to receive shares in this company which would dilute our ownership in it to 54% of the issued and outstanding share capital.

Eco Wave Power Manzanillo I, SAPI de CV is a majority-owned subsidiary of Eco Wave Power Mexico, incorporated in Mexico in 2016. Eco Wave Power Manzanillo 1. will operate as a special purpose vehicle and is a project company for the EWP Manzanillo I project (if constructed).

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

Suzhou Eco Wave Power Technology Co. Ltd. is a partly-owned subsidiary of EWP Israel, incorporated in China in 2014. As of March 25, 2024, the subsidiary has one employee. Suzhou Eco Wave Power Technology Co. Ltd. operates as the main company for the development of the Company’s operations in China.

D.	Property, Plant and Equipment.

Our headquarters are located at 52 Derech Menahem Begin St., Tel Aviv 6713701, where we occupy approximately 290 square meters. Our lease ends on November 30, 2024. The lease agreement includes two consecutive one year extension options subject to a 5% price increase at the lessor’s discretion. We moved to our new offices in March 2023. Our monthly rent payment as of March 25, 2024 will be approximately NIS 30,000 (approximately $8,300).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2022 compared to the year ended December 31, 2021 can be found in our Annual Report for the fiscal year ended December 31, 2022 filed with the SEC on April 27, 2023 (File No. 001-40554).

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

We have entered into a variety of agreements with parties interested in the utilization of our WEC technology. These agreements consist of Power Purchase Agreements, Concession Agreements and other agreements in various stages, including letters of intent. Based on the terms of the agreements and our own calculations, we believe that we have a total worldwide pipeline of projects that may be up to 404.7 megawatts in size. Although the majority of the megawatts included in our pipeline are subject to preliminary agreements, we have a limited amount of megawatts that are subject to more advanced agreements, such as our Power Purchase Agreement in Gibraltar (which we are not currently actively working on advancing) for five megawatts, a Concession Agreement in Portugal for up to 20 megawatts, an Agreement in Spain for up to 2MW, an Interconnection Agreement in Mexico for up to 25 megawatts (which we are not currently actively working on advancing), a Pioneering Technology approval from the Israeli Ministry of Energy to construct a 100 kilowatt (or 0.1 megawatt) WEC array and a collaboration agreement with AltaSea in the Port of Los Angeles. Pursuant to this collaboration agreement, we signed a pilot test agreement on January 3, 2024 for the development of a wave energy pilot in the AltaSea premises in the Port of Los Angeles between us and Shell. Although some of these agreements may be deemed to be definitive, there is no guarantee that we will complete the construction of any WEC systems for such projects (or any others), as we will need to meet certain conditions and obtain certain licenses to reach the actual construction stage of such projects, of which there can be no guarantee. (See Item. 4.D. – “Risk Factors — Risks Related to Our Business Operations” for risks associated with our pipeline projects and Item. 4.B. – “Business — Project Pipeline” for additional information).

We plan to continue to develop the projects in our pipeline, specifically our EDF EWP One project, the construction of our pilot project at the AltaSea premises in the Port of Los Angeles, and to work towards implementing our megawatt project in Portugal and/or other locations, further expand our project pipeline, conduct research and development aimed at continuing to upgrade and improve our WEC technology, continue the reinforcement of our patent portfolio, and to expand the team that will help us achieve our growth strategy. We expect the development cost of launching any commercial-scale project (i.e., at least 20 megawatts), will range from EUR 1.2 million ($1.3 million) to EUR 1.8 million ($2 million) for the cost of equipment per megawatt. In addition to the cost of equipment, the cost to launch a commercial-scale project will also include installation and connection to the local/regional electricity grid, which cost may significantly vary in accordance with the condition of the breakwater and/or the construction of a novel marine structure, and the distance from the nearest grid connection point. In addition, the price may vary significantly due to the wave climate in the region, as regions with lower wave climates may require significantly larger amounts of floaters to reach an adequate capacity factor. At this time, most of our projects are either not of a commercial nature or in too early stage of their development to determine the exact final construction, installation, and grid connection costs. In addition, we expect that the costs of completing our pipeline projects will be impacted by applicable government regulations, some of which may cause the actual cost of getting to commercial launch to become more expensive.

The EDF EWP One 100 kilowatt (or 0.1 megawatt) installed capacity project, which is the most advanced project in our pipeline, cost approximately $1 million. The cost of the project is more than originally expected due to component price increases resulting from supply chain disruptions related to COVID-19 and different research and development activities to be performed at the site. The costs are to be divided equally between us and EDF Renewables IL.

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

Revenue

Our 2023 revenues of $306 thousand were from feasibility studies and project planning services. To date, we have not generated any revenue from product sales, but we expect to generate significant revenue from product sales in the future.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, sales and marketing expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, depreciation and other research and development expenses.

The following table discloses the breakdown of research and development expenses:

	For the Year Ended December 31,
USD in thousands	2023	2022
Payroll and related expenses	579	606
Loss of disposal of fixed assets	-	278
Depreciation	95	114
Total	674	998
Less – Grants received	(155)	(100)
Total	519	898

We expect that our research and development expenses will materially increase as we grow our project pipeline and increase project execution rates in new locations.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries, marketing and advertising services, including public relations and investor relations, and travel.

The following table discloses the breakdown of sales and marketing expenses:

	For the Year Ended December 31,
USD in thousands	2023	2022
Payroll and related expenses	157	190
Overseas travels	165	192
Other	53	79
Total	375	461

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries, professional service fees, depreciation, and other general and administrative expenses, such as rent and consulting fees.

The following table discloses the breakdown of general and administrative expenses:

	For the Year Ended December 31,
USD in thousands	2023	2022
Payroll and related expenses	705	658
Professional services	509	568
Depreciation	75	96
Other	475	937
Total	1,764	2,259

Results of Operations

Comparison of the Year Ended December 31, 2023 and 2022

The following table summarizes our results of operations for the year ended December 31, 2023 and 2022:

	For the Year Ended December 31,
USD in thousands	2023	2022
Revenues	306	26
Cost of sales	(59)	(22)
Gross profit	247	4
Research and development expenses	(519)	(898)
Sales and marketing expenses	(375)	(461)
General and administrative expenses	(1,764)	(2,259)
Other income	17	28
Share of net loss of a joint venture accounted for using the equity method	(19)	(21)
Operating loss	(2,413)	(3,607)
Financial income (expenses), net	547	706
Net loss	(1,866)	(2,901)

Revenues

Revenue increased by $280 thousand, or 1,076%, to $306 thousand for the year ended December 31, 2023, compared to $26 thousand for the year ended December 31, 2022. This revenue was generated from services provided in connection with feasibility studies in the United States, Israel, Greece and Morocco. As of March 25, 2024, we have not generated revenue from product sales.

Cost of Sales

Cost of sales increased by $37 thousand, or 168%, to $59 thousand, for the year ended December 31, 2023, compared to $22 thousand for the year ended December 31, 2022. This cost of sales is attributable to services we provided in connection with feasibility studies and engineering services.

Research and Development Expenses

Research and development expenses decreased by $379 thousand, or 42%, to $519 thousand for the year ended December 31, 2023, compared to $898 thousand for the year ended December 31, 2022. This decrease was primarily attributable to a loss of $278 thousand on the disposal of floater mechanism equipment for the Gibraltar wave energy array and an increase of $55 thousand in grants received and a reduction of payroll expenses.

Sales and Marketing Expenses

Sales and marketing expenses decreased by $86 thousand, or 18%, to $375 thousand for the year ended December 31, 2023, compared to $461 thousand for the year ended December 31, 2022. This decrease was primarily attributable to a $53 thousand decrease in sales and marketing activities and a reduction in payroll expenses.

General and Administrative Expenses

General and administrative expenses decreased by $495 thousand, or 22%, to $1,764 thousand for the year ended December 31, 2023, compared to $2,259 thousand for the year ended December 31, 2022. This decrease was mainly attributable to a $205 thousand reduction in the Director and Officer insurance premium, a $54 thousand decrease in legal expenses, a $84 thousand decrease in investor relations consultancy costs, and a $97 thousand decrease in other services expenses.

Other Income

Other income for the year ended December 31, 2023, amounted to $17 thousand in management fees from the EWP-EDF One joint venture.

Share of net loss of a joint venture accounted for using the equity method

Share of net loss of a joint venture accounted for using the equity method decreased by $2 thousand, or 10%, to $19 thousand for the year ended December 31, 2023, compared to 21 thousand for the year ended December 31, 2022. This decrease was primarily attributable to management fees.

Operating loss

Operating loss decreased by $1,194 thousand, or 33%, to $2,413 thousand for the year ended December 31, 2023, compared to $3,607 thousand for the year ended December 31, 2022. This decrease was primarily attributable to a decrease in research and development costs as a result the one-off loss from the disposal of research and development equipment worth $278 thousand, a $53 thousand decrease in sales and marketing activities, a decrease in general and administration expenses mainly due to a reduction of $205 thousand in insurance costs, a $54 thousand decrease in legal expenses, a $84 thousand decrease in investor relations consultancy costs, and a $97 thousand decrease in other services.

Financial Income (Expenses), Net

Net financial income decreased by $159 thousand, or 23%, to $547 thousand for the year ended December 31, 2023, compared to $706 thousand for the year ended December 31, 2022. This decrease was primarily attributable to a decrease in income as a result of the appreciation of USD against SEK.

Net Loss

Net loss decreased by $1,035 thousand, or 36%, to $1,866 thousand for the year ended December 31, 2023, compared to $2,901 thousand for the year ended December 31, 2022. This decrease was primarily attributable to the decrease in research and development expenses, in sales and marketing expenses and in general and administration expenses.

B.	Liquidity and Capital Resources.

Overview

Since the inception of EWP Israel and through December 31, 2023, we have funded our operations principally with $25.4 million from the sale of our Common Shares in our initial public offering on Nasdaq First North, from private issuances of Common Shares, from our public offering of our ADSs on the Nasdaq Capital Market, from shareholder loans and from the receipt of various government grants. As of December 31, 2023, we $4.3 million in cash and cash equivalents and $4.1 million in short term cash deposits.

The table below presents our cash flows for the periods indicated:

	For the Year Ended December 31,
USD in thousands	2023	2022
Cash used in operating activities, net	(2,601)	(2,462)
Cash provided by (used in) investing activities, net	1,223	(5,301)
Cash used in financing activities, net	(81)	(320)
Net (decrease) increase in cash and cash equivalents	(1,459)	8,083
Effect of exchange rate changes on cash and cash equivalents	445	(1,243)

Operating Activities

Net cash used in operating activities of $2.6 million during the year ended December 31, 2023 primarily reflects our net loss of $1.87 million for the period. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items that were taken into account in calculating, and that increased our overall loss, including $123 thousand of depreciation expenses, $64 thousand of other non-cash items and changes in components of working capital.

Net cash used in operating activities of $2.46 million during the year ended December 31, 2022 primarily reflects our net loss of $2.9 million for the period. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items that were taken into account in calculating, and that increased our overall loss, including $0.2 million of depreciation expenses, $278 thousand of loss on disposal of equipment and $0.1 million of other non-cash items and changes in components of working capital.

Net cash used in operating activities increased by $0.14 million, to approximately $2.6 million for the year ended December 31, 2023, compared to approximately $2.46 million for year ended December 31, 2022. This increase was mainly the result of a decrease in non-cash expenses and an increase in net working capital items.

Investing Activities

Net cash provided by investing activities in the year ended December 31, 2023 consisted mainly of $1 million in net proceeds from short term bank deposits, $279 thousand in interest on short term bank deposits, a $50 thousand investment in a joint venture and purchases of property and equipment in the amount of $6 thousand.

Net cash used in investing activities in the year ended December 31, 2022 consisted mainly of $5.3 million relating to investment in short term deposits of $5 million, an investment in a joint venture of $0.29 million and to purchases of property and equipment of $3 thousand.

Net cash provided by investing activities amounted to $1.2 million for the year ended December 31, 2023 compared to $5.3 million net cash used for investing activities for the year ended December 31, 2022. The decrease in cash used in investing activities in 2023 mainly related to reduced investment in short-term deposits and interest income.

Financing Activities

Net cash used in financing activities in the year ended December 31, 2023 consisted mainly of the principal elements of lease payments in the amount of $0.1 million.

Net cash used in financing activities in the year ended December 31, 2022 consisted mainly of $0.3 million relating mainly to the repayment of a loan from a related party of $0.2 million and principal elements of lease payments of $0.1 million.

Net cash used in financing activities amounted to $0.1 million for the year ended December 31, 2023, compared to net cash used in financing activities of $0.3 million for the year ended December 31, 2022. This decrease was mainly due to the repayment of a loan from a related party of $0.2 million in the year ended December 31, 2022.

On March 7, 2019, EWP Israel signed a loan agreement with PortXL Netherlands B.V., or PortXL, to provide EWP Israel with EUR 100,000 (approximately $110,000). The loan consisted of two components: (1) EUR 85,000 (approximately $94,000) in kind consisting of services related to participating in PortXL’s startup accelerator program was provided; and (2) EUR 15,000 (approximately $17,000) was provided in cash. The loan bears a compounded fixed interest of 5% per annum, accruing from April 1, 2019 through March 31, 2028. The outstanding balance of the loan and any accrued and unpaid interest thereon shall be due and payable in five annual installments, commencing from April 1, 2023. EWP Israel is entitled to prepay any part of the loan and/or the interest at any time, without any premium or penalty in its sole discretion. To the extent that EWP Israel fails to repay the loan when due, PortXL shall be entitled, as a sole remedy, to be issued ordinary shares of EWP Israel in such number equal to the unpaid balance of the loan and the accrued interest, divided by $357.825, which is the value of such ordinary shares prior to our initial public offering on Nasdaq First North. According to the loan agreement, EWP Israel is obligated to send PortXL audited financial statements, once such statements are available. As of December 31, 2023, the amount outstanding under the loan agreement with PortXL was $140,000.

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

As of December 31, 2023, we also have the following indebtedness from loans received from a related party. (See Item. 7.B. – “Related Party Transactions” for additional information).

●	In connection with a loan received during the course of 2011 through 2016, EWP Israel entered into loan agreements with David Leb, a shareholder of the Company and a member of our board of directors, in the amounts of $200,000 and $800,000, or the First Shareholder Loan and the Second Shareholder Loan, respectively. According to the terms of the First Shareholder Loan, EWP Israel agreed to repay the borrowed amount through monthly payments of $666, commencing from January 2019. The First Shareholder Loan carries an annual interest rate of 4% per year, compounded annually and the principal amount and the interest thereon were scheduled to mature in January 2020. Pursuant to a side letter entered into in January 2021 by us and Mr. Leb, the First Shareholder Loan is scheduled to mature in January 2022. The First Shareholder Loan principal was paid in 2022. The accrued interest remained as a current liability to a related party in the statement of financial position. According to the terms of the Second Shareholder Loan, EWP Israel agreed to repay the borrowed amount, interest-free, within 36 months, or the Maturity Date. In the event repayment is not made by the Maturity Date, the Second Shareholder Loan will begin to carry an interest rate of 4% per annum. We are currently accruing interest on the loan amount, as we have not yet decided whether to repay the loan, as per the terms of the loan agreement. Pursuant to a side letter from Mr. Leb dated December 31, 2021, the repayment of the loan will depend on the Company’s financial condition and any demand to repay the loan will not be made prior to January 2023. The First Shareholder Loan principal was repaid in 2022. The accrued interest is classified as a current liability to a related party in our statement of financial position as of December 31, 2023.

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

Non-royalty bearing grants that we have received, and which we are not required to repay, include an Australian Dollar 75,000 ($51,000) non-royalty bearing grant from the government of Queensland Australia in order to support our operations and further growth in Australia, along with an EUR 50,000 ($55,000) grant from the European Commission’s Horizon 2020 program, a $2,500 grant from Vital Voices Global Partnership to install certain equipment for the power station at the EDF EWP One Project and an EUR 7,500 ($8,000) grant from MazeX program for marketing and business development in Portugal, a GBP 104,000 (approximately $132,000) grant from Innovate UK through the Energy Catalyst Round 8: clean energy- experimental development competition, a 8,480 GBP ($11,000) grant from the Wohl Clean Growth Alliance and two payments worth EUR 119,000 (approximately $131,000) from the EU Horizon 2020 Research and Innovation Programme as part of the ILIAD consortium. In 2023, we also received a NIS 90,000 ($25,000) GREENinMED grant provided by the European Union.

We also were approved a royalty-bearing grant in the aggregate amount of up to NIS 492,000 (approximately $136,000) that we have received from the Israeli Ministry of Energy pursuant to a financing agreement. To date we have received NIS 492,000 (approximately $136,000) of the grant. Pursuant to the terms of this agreement, we received installation payments, which started in January 2019 and ended in July 2023 after we filed the final project report with the Israeli Ministry of Energy. We are committed to pay royalties at a rate of 5.0% from commercialization of the project’s know-how and intellectual property (if any is developed) up to the cumulative amount of the grant, linked to the Israeli consumer price index, and with the addition of the interest rate of the Accountant General of Israel.

Current Outlook

We have financed our operations to date primarily through proceeds from the sale of our Common Shares in our initial public offering on Nasdaq First North, from private issuances of shares by EWP Israel prior to our initial public offering on Nasdaq First North, from the public offering of our ADSs on Nasdaq Capital Market, from shareholder loans and from the receipt of various government grants. We have incurred losses and generated negative cash flows from operations since the inception of EWP Israel in 2011. Through the end of 2023, we have not generated any significant revenue.

As of December 31, 2023, our cash and cash equivalents were total of $4.3 million and our short-term cash deposits were $4.1 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations through at least the next 12 months period from the date of this annual report on Form 20-F. However, we will require significant additional financing in future periods to continue to fully execute our business plans.

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

For a description of our research and development programs and the amounts that we have incurred in the past two years pursuant to these programs, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Operating Expenses – Research and Development Expenses” and “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Comparison of the year ended December 31, 2023 to the year ended December 31, 2022 – Research and Development Expenses.”

In the years ended December 31, 2023, 2022, and 2021, our research and development expenses were $0.51 million, $0.89 million and $0.67 million, respectively, which consisted primarily of payroll and related personnel expenses.

5.D	Trend Information

The trends affecting us are described elsewhere in this Annual Report on 20-F, including in “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, “Item 5.A. Operating Results” and “Item 5.B. Liquidity and Capital Resources”.

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

Research and development expenses

Research and development expenses are recorded in accordance with the accounting policies detailed in Note 2(m) to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our management has examined the revenue recognition conditions specified in Note 2(l) to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F and, in its opinion, as of December 31, 2023, the Company did not meet them for the year ended December 31, 2023. Therefore, as of December 31, 2023, we have not capitalized research and development expenses, and research and development expenses were charged to the income statement.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this annual report on Form 20-F:

Name	Age	Position
Mats Andersson(1)(2)	75	Chairman of the Board of Directors
Inna Braverman	37	Chief Executive Officer, Director
Aharon Yehuda	61	Chief Financial Officer
Annath Abecassis(1)(2)	52	Director
David Leb(2)	61	Director
Gilles Amar(1)(2)	61	Director

(1)	Member of the Audit Committee

(2)	Independent Director (as defined under Nasdaq Stock Market rules)

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

Inna Braverman, Chief Executive Officer, Director

Inna Braverman co-founded EWP Israel in 2011 and has served as its Chief Executive Officer since its founding in 2011 and has served as our Chief Executive Officer since our incorporation in 2019. Ms. Braverman holds a B.A. in Political Science and Government and English Language and Literature from Haifa University in Israel. Under her leadership, the Company installed its first grid-connected wave energy array, secured a significant projects pipeline of 404.7MW, and became the first Israeli company to ever list on Nasdaq Stockholm. Inna was recognized by Wired Magazine as one of the “Females Changing the World”, by Fast Company as one of the world’s “Most Creative People in Business for 2020” and is the winner of the United Nations “Global Climate Action Award”.

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

David Leb, Director

David Leb co-founded EWP Israel in 2011 and has served as a board member since its founding and has served as a member of our board of directors since our incorporation in 2019. Mr. Leb has over 30 years of business experience running various online enterprises and making investments in a variety of fields (blockchain based technologies and real estate) some of which have led to successful exits, including a publicly traded medical company on the Canadian Stock Exchange. Mr. Leb founded Rancho Estero, a camp near Santa Catalina, Panama in 2010, and since June 2020, Mr. Leb has been a member of the board of directors of BlingKa Inc. Mr. Leb holds a Bs.C. degree in Social Science from Dawson College.

Gilles Amar, Director

Mr. Gilles Amar has been a board member since June 2023. Mr. Amar has over 25 years of management and leadership experience, which includes his tenure at Copidata where he served first as Assistant VP Finance and then as Office Manager for over 13 years. Since 2001 Mr. Amar has served as an independent business consultant, specializing in the office automation sector, in addition to multiple ventures in the retail and wholesale sectors. Mr. Amar holds a Bachelor of Commerce from Concordia University in Montreal, Quebec. Mr. Amar possesses a strong knowledge of accounting principles and financial verification processes. Mr. Amar speaks French, English, and Hebrew and has a working knowledge of Spanish.

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

The following table presents all compensation paid by us to each of our directors and senior managers for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. During the year ended December 31, 2023, we did not pay any share-based compensation nor did we pay any other bonuses to our directors and senior management team.

All amounts reported in the tables below reflect the cost to the Company, in thousands of USD, for the year ended December 31, 2023.

	Salary	Pension, Retirement and Other Similar Benefits
Inna Braverman, Chief Executive Officer	527	62
Aharon Yehuda, Chief Financial Officer	172	19
Mats Andersson, Chairman of the Board of Directors	31	-
Annath Abecassis	19	-
David Leb, Director	19	-
Gilles Amar, Director (2)	9	-
Elias Jacobson, Director (1)	12

(1)	In June 2023 Elias Jacobson left the board of directors.

(2)	In June 2023 Gilles Amar joined the board of directors.

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

Board of Directors

Our board of directors is currently composed of five members. Under the rules and regulations of Nasdaq, a director will qualify as “independent” if our board of directors affirmatively determines that he or she has no material relationship with us. Our board of directors has determined that, of our five directors, Annath Abecassis, Mats Anderson, Gilles Amar and David Leb are “independent,” as defined under Nasdaq Stock Market Rule 5605(a)(2).

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

The members of our audit committee include Annath Abecassis, Mats Andersson and Gilles Amar, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Gilles Amar serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that Gilles Amar is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

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

On December 31, 2021, we had 14 full-time employees. On December 31, 2022, we had 12 full-time employees. On December 31, 2023, we had 13 full-time employees.

As of March 25, 2024, we had 13 full-time employees, including two executive officers. Of these employees, 12 are located in Israel and one is located in China. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union, and we believe our employee relations are good.

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

The warrant holders are entitled to subscribe for one new common share in the Company for each warrant during the period starting on 26 June, 2024 up and including 31 December, 2030, with the exercise price per share amounting to SEK 0.02. Pursuant to the terms of Program A, warrant holders are entitled to an adjustment of the number of warrants issued and/or the applicable exercise price in the event of certain corporate changes. Events giving rise to an adjustment in certain cases include, among other things, new issuance of shares, an issuance of additional warrants or convertible debentures, the issuance of bonus shares, in each case, assuming that the preemptive rights for the issued warrants have not been waived, a consolidation or a share split or if the Company under other circumstances directs an offer to the shareholders, assuming that the preemptive rights associated with such warrants (pursuant to the principles set forth in Chapter 13, section 1 of the Swedish Companies Act) have not been waived, to purchase securities or rights of any kind from the Company. Notwithstanding events that may give rise to adjustments as described above, the exercise price may never be lower than the par value of the Company’s shares.

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

F.	Action to Recover Erroneously Awarded Compensation.

[Not applicable.]

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Common Shares as of March 25, 2024, by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Common Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Except as indicated in footnotes to this table, we believe that the shareholder named in this table has sole voting and investment power with respect to all shares shown to be beneficially owned by it, based on information provided to us by such shareholder. The shareholders listed below do not have any different voting rights from any of our other shareholders. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Common Shares. Common Shares issuable under share options that are exercisable within 60 days after March 25, 2024 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

We believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o Eco Wave Power Ltd., 52 Derech Menachem Begin St., Tel Aviv-Yafo, Israel 6713701.

	No. of Shares Beneficially Owned	Percentage owned(1)
Holders of more than 5% of our voting securities:
David Leb	11,850,902	26.8%
Inna Braverman	11,750,000	26.5%
Directors and executive officers who are not 5% holders:
Aharon Yehuda	—	—
Annath Abecassis	—	—
Mats Andersson	*	*
Gilles Amar	*	*
All directors and executive officers as a group (5 persons)	*	53.3%

*	Less than 1%.

(1)	The percentages shown are based on 44,394,844 Common Shares issued and outstanding as of March 25, 2024.

Changes in Ownership of Major Shareholders

Over the course of 2023, there were no increases or decreases in the percentage ownership of our major shareholders.

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

Record Holders

As of March 15, 2024, there were 1,865 shareholders of record of our Common Shares, of which 10 had registered addresses in the United States. Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of March 15, 2024, there were a total of 67 holders of record of our ADSs on record with the Depository Trust Company. This number is not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, 32% of our liquid assets are held in SEK and 63.7% are held in USD while a certain portion of our expenses are denominated in NIS. For instance, in 2023, approximately 43% of our expenses were denominated in NIS. An increase of 5% and 10% in the USD exchange rate would have decreased our operating expenses by 4.8% and 9.1%, respectively. A decrease of 5% and 10% in the USD exchange rate would have increased our operating expenses by 5.3% and 11.1%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our SEK denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Swedish law governs shareholder rights. The Depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the Depositary, ADS holders, and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the deposit agreement and the ADSs.

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

The net proceeds from the offering have been used, and are expected to continue to be used, as described in the registration statement on Form F-1, as amended (File Number 333-256515). As of March 26, 2024, we have not used all amounts of net proceeds from our IPO.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were ineffective due to the material weakness mentioned in Item 3.D. — Risk Factors — General Risk Factors.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that due to the small-scale nature of our company and the difference in regulatory requirements between Sweden and the United States, we currently do not have sufficient finance staff to provide for effective control over our period-end financial reporting process. As of the date of this annual report on Form 20-F, we have not remediated this material weakness. Therefore, our management has concluded that our disclosure controls and procedures were ineffective due to the material weakness as of December 31, 2023 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c)	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Gilles Amar is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2023 and December 31, 2022.

The following table provides information regarding fees billed by Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, in relation to the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022

Audit fees (1)	$80	$80
Audit-related fees	10	$-
Tax fees(2)	-	-
All other fees	-	-
Total	$90	$80

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and review of our interim financial statements.

(2)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

In accordance with the Swedish Companies Act and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, as a foreign private issuer, we have elected to rely on home country governance requirements and certain exemptions thereunder rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	We do not intend to follow Nasdaq Rule 5605(d) regarding the requirement to have a standing compensation committee. Under the Swedish Companies Act, no such committee is required for a company such as ours;

●	We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under the Swedish Companies Act. The Swedish Companies Act provides alternative quorum requirements that are generally applicable to meetings of shareholders;

●	We do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Our independent directors may choose to meet in executive sessions at their discretion;

●	We do not intend to follow Nasdaq Rule 5605(e) regarding the composition of the nominating committee. Under the Swedish Companies Act, we are not required to have candidates for the election to our board of directors nominated by a majority of independent directors or by a committee of such directors; and

●	We do not intend to follow Nasdaq Rule 5605(c)(2)(a) regarding composition of our Audit Committee or Nasdaq Rule 5605(c)(1) regarding the Audit Committee charter, and instead we will rely, to the extent permitted, on the Swedish Companies Act.

●	We do not intend to follow Nasdaq Rule 5635(d), which requires shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of a 20% or more interest in us. We will follow Swedish law with respect to any requirement to obtain shareholder approval in connection with such transactions.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY.

We have developed and implemented a cybersecurity risk management program designed to protect the confidentiality, integrity and availability of our critical systems and information. To protect our systems and information from cybersecurity threats, we use a variety of security tools and techniques, including a bug bounty program, to prevent, detect, investigate, contain escalate and recover from identified vulnerabilities and security incidents.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program and shares overlapping methodologies and reporting channels that apply across the enterprise risk management program to other risk areas.

Our cybersecurity risk management program entails an information security policy that outlines our information security practices and procedures to maintain investor confidence and to protect the confidentiality, integrity and availability of the information we handle and also the use of internal and external resources, such as consultants, where appropriate to assess, test, and otherwise assist with security controls.

Our board of directors deems cybersecurity as coming under its risk oversight function and has delegated to the audit committee oversight of our cybersecurity and data protection program. Our audit committee is responsible for oversight and monitoring risk. Management informs the audit committee of any risks during committee meetings. As of the date of this report, we are not aware of any past or potential material cybersecurity threats to our business strategy, results of operations, and financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit	Description

1.1	Amended Articles of Association of Eco Wave Power Global AB (publ)., filed as Exhibit 99.2 to Form 6-K, filed on June 30, 2023, and incorporated herein by reference.
2.1	Form of Deposit Agreement, filed as Exhibit 4.1 to Form F-1, filed on June 23, 2021, and incorporated herein by reference.
2.2	Form of American Depository Receipt (included in Exhibit 2.1).
2.3	Form of Representative Warrant to Purchase Common Shares Represented by American Depositary Shares, filed as Exhibit 4.3 to Form F-1, filed on June 23, 2021, and incorporated herein by reference.
2.4*	Description of Securities.
4.1&	Eco Wave Power Global AB (publ) Long-Term Incentive Program.
4.2	Loan Agreement, dated May 13, 2019, in the Amount of $200,000, by and between David Leb and Eco Wave Power Ltd., filed as Exhibit 10.2 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
4.3	Loan Agreement, dated May 13, 2019, in the Amount of $800,000, by and between David Leb and Eco Wave Power Ltd., filed as Exhibit 10.3 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
4.4	Side Letter to Loan Agreements, dated January 21, 2021, by and between David Leb and Eco Wave Power Ltd., filed as Exhibit 10.4 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
4.5	Loan Agreement, dated March 7, 2019, by and between Eco Wave Power Ltd. and PortXL Netherlands B.V., filed as Exhibit 10.5 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
8.1*	List of Subsidiaries
12.1*	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2*	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm.
97.1*	Eco Wave Power Global AB (publ) Clawback Policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

%	Furnished herewith.

&	Management Contract or Compensatory Plan or Arrangements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Eco Wave Power Global AB (publ).

Date: March 28, 2024	By:	/s/ Inna Braverman
Inna Braverman
Principal Executive Officer

Eco Wave Power Global AB (publ)

Eco Wave Power Global AB (publ)

Consolidated financial statements

As of December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eco Wave Power Global AB (publ)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Eco Wave Power Global AB (publ) and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of loss, statements of comprehensive loss, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

March 28, 2024

We have served as the Company’s auditor since 2020.

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,

P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2023	2022
		in USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents		4,281	5,295
Short term bank deposits	5	4,102	5,000
Restricted short term bank deposits	6	63	63
Trade receivables		202	-
Other receivables and prepaid expenses	15a	108	161
TOTAL CURRENT ASSETS		8,756	10,519

NON-CURRENT ASSETS:
Property and equipment, net	7	636	722
Right-of-use assets, net	8	90	166
Investments in a joint venture accounted for using the equity method	9	527	510
TOTAL NON-CURRENT ASSETS		1,253	1,398
TOTAL ASSETS		10,009	11,917

Liabilities and equity
CURRENT LIABILITIES:
Loans from related party	10	974	941
Current maturities of other long-term loan	11	62	32
Accounts payable and accruals:
Trade	15b	50	75
Other	15b	957	733
Current maturities of lease liabilities	8	87	78
TOTAL CURRENT LIABILITIES		2,130	1,859

NON-CURRENT LIABILITIES:
Other long-term loan	11	78	96
Lease liabilities, net of current maturities	8	-	88
TOTAL NON-CURRENT LIABILITIES		78	184

COMMITMENTS	16

TOTAL LIABILITIES		2,208	2,043

EQUITY:	12
Common shares		98	98
Share premium		23,121	23,121
Foreign currency translation reserve		(2,275)	(2,061)
Accumulated deficit		(12,994)	(11,284)
Capital and reserves attributable to parent company shareholders		7,950	9,874
Non-controlling interest		(149)	-
TOTAL EQUITY		7,801	9,874
TOTAL LIABILITIES AND EQUITY		10,009	11,917

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF LOSS

		Year ended December 31
	Note	2023	2022	2021
		in USD thousands
REVENUES	15d	306	26	31
COST OF REVENUES		(59)	(22)	(27)
GROSS PROFIT		247	4	4
OPERATING EXPENSES
Research and development expenses	15e	(519)	(898)	(670)
Sales and marketing expenses	15f	(375)	(461)	(485)
General and administrative expenses	15g	(1,764)	(2,259)	(1,909)
Other income		17	28
Share of net loss of a joint venture accounted for using the equity method		(19)	(21)	(10)
TOTAL OPERATING EXPENSES		(2,660)	(3,611)	(3,074)

OPERATING LOSS		(2,413)	(3,607)	(3,070)

Financial expenses	15h	(55)	(59)	(69)
Financial income	15h	602	765	792
FINANCIAL INCOME (EXPENSES) - NET		547	706	723

NET LOSS		(1,866)	(2,901)	(2,347)

ATTRIBUTABLE TO:
The parent company shareholders		(1,710)	(2,901)	(2,347)
Non-controlling interests		(156)	-	-
		(1,866)	(2,901)	(2,347)

		in USD
LOSS PER COMMON SHARE – BASIC AND DILUTED		(0.04)	(0.07)	(0.06)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE		44,394,844	44,394,844	39,832,861

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31
	2023	2022	2021
	in USD thousands
LOSS FOR THE YEAR	(1,866)	(2,901)	(2,347)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION OF FOREIGN OPERATIONS	255	(81)	(340)

ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	(462)	(1,877)	(1,339)
OTHER COMPREHENSIVE LOSS FOR THE YEAR	(207)	(1,958)	(1,679)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(2,073)	(4,859)	(4,026)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR IS ATTRIBUTABLE TO:
THE PARENT COMPANY SHAREHOLDERS	(1,924)	(4,859)	(4,026)
NON-CONTROLLING INTERESTS	(149)	-	-
	(2,073)	(4,859)	(4,026)

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Number of common shares	Common shares capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total for Company’s shareholders	Non- controlling interest	Total
	in USD thousands
BALANCE AT JANUARY 1, 2021	35,194,844	76	15,179	1,576	(6,036)	10,795	-	10,795

CHANGES IN 2021:
Issuance of share capital in a public offering	9,200,000	22	7,942	-	-	7,964	-	7,964
Loss for the year					(2,347)	(2,347)		(2,347)
Other comprehensive income				(1,679)		(1,679)		(1,679)
Total comprehensive loss for the year				(1,679)	(2,347)	(4,026)		(4,026)
BALANCE AT DECEMBER 31, 2021	44,394,844	98	23,121	(103)	(8,383)	14,733		14,733

CHANGES IN 2022:
Loss for the year					(2,901)	(2,901)		(2,901)
Other comprehensive income				(1,958)		(1,958)		(1,958)
Total comprehensive loss for the year				(1,958)	(2,901)	(4,859)		(4,859)
BALANCE AT DECEMBER 31, 2022	44,394,844	98	23,121	(2,061)	(11,284)	9,874		9,874

CHANGES IN 2023:
Loss for the year					(1,710)	(1,710)	(156)	(1,866)
Other comprehensive loss				(214)		(214)	7	(207)
Total comprehensive loss for the year				(214)	(1,710)	(1,924)	(149)	(2,073)
BALANCE AT DECEMBER 31, 2023	44,394,844	98	23,121	(2,275)	(12,994)	7,950	(149)	7,801

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2023	2022	2021
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES:
Net loss	(1,866)	(2,901)	(2,347)
Adjustments for:
Depreciation and amortization	170	209	248
Interest expenses	45	46	53
Interest income	(405)	-	-
Share of loss of a joint venture	19	21	10
Other finance income	-	(166)	(338)
Loss on abandonment of fixed assets	-	278	-
Changes in operating assets and liabilities
Increase in trade receivables	(202)	-	-
Increase in other receivables and prepaid expenses	(256)	(40)	(241)
(Decrease) increase in accounts payable and accruals	(106)	91	85
Net cash used in operating activities	(2,601)	(2,462)	(2,530)

CASH FLOWS – INVESTING ACTIVITIES:
Interest received on short term deposits	279	-	-
Proceeds from short term deposits	5,000	-	-
Investments in short term deposits	(4,000)	(5,000)	-
Investment in a joint venture	(50)	(298)	(117)
Purchase of property and equipment	(6)	(3)	(13)
Net cash provided by (used in) investing activities	1,223	(5,301)	(130)

CASH FLOWS - FINANCING ACTIVITIES:
Issuance of share capital, net of issuance cost (of $1,236)	-	-	7,964
Payment of long-term loan	-	(200)	-
Principal elements of lease payments	(75)	(117)	(96)
Interest elements of lease payments	(6)	(3)	(7)
Net cash (used in) provided by financing activities	(81)	(320)	7,861

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,459)	(8,083)	5,201
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	5,295	14,621	10,734
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	445	(1,243)	(1,314)
CASH AND CASH EQUIVALENTS - END OF YEAR	4,281	5,295	14,621

Non-cash Investing and financing activities
Transfer of equipment to a joint venture	-	-	159
Acquisition of right-of-use asset through lease liability (see Note 8)	-	166	-

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

The former shareholders of Eco Wave Power Ltd. became the shareholders in the Company and the substance of the transaction is a capital reorganization and does not represent a business combination as none of the combining parties can be identified as the acquirer according to International Financial Reporting Standards (“IFRS”) 3. Apart from this event, no shares or businesses were acquired in 2023 or 2022.

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

Subsidiaries

The Parent Company is the parent company to its wholly-owned subsidiary Eco Wave Power Ltd. Eco Wave Power Ltd. is the parent company of the remaining wholly- and partly-owned subsidiaries:

Name	Main business	Country of registration and incorporation	Year of incorporation	Ownership interest held by the Group on December 31, 2023	Ownership interest held by non- controlling interest on December 31, 2023

Eco Wave Power Ltd. (reg. no. 514593722)	Wave power	Israel	2011	100%	-
Eco Wave Power Australia PTY Ltd. (org. no.632805353)	Wave power	Australia	2020	100%	-
Eco Wave Power Gibraltar Ltd. (org. no.113264)	Wave power	Gibraltar	2015	100%	-
Eco Wave Power Mexico (org. no. 507055)	Wave power	Mexico	2014	60%	40%
Eco Wave Manzanillo I (org. no. 562840)	Wave power	Mexico	2016	99.998 % owned by Eco Wave Power Mexico	0.002%
Suzhou Eco Wave Power Technology Co. Ltd. (org. no. 913205810942967451)	Wave power	China	2014	90%	10%
EW Portugal – Wave Energy Solutions, Unipessoal Ida (Org. no. 516138626) – see Note 16c.	Wave power	Portugal	2021	100%	-
Eco Wave Power U.S., Inc.	Wave Power	USA	2023	100%	-

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - GENERAL INFORMATION (continued):

Joint venture

Name	Main business	Country of registration and incorporation	Year of incorporation	Proportion of the shares on December 31, 2023

EWP EDF One Ltd. (reg. no. 516065943)	Wave power	Israel	2020	50%

The remaining shares of EWP EDF One Ltd. are owned by EDF Renewables in Israel. The aim of this joint venture is to exclusively cooperate in the development, financing, design, procurement, construction and operation of the new pilot project at Jaffa Port and to evaluate further possible collaborations in wave power. EWP EDF One Ltd. commenced operations on January 1, 2021.

b.	Update on Israel-Hamas war implications

In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these consolidated financial statements, the war in Israel is ongoing and continues to evolve. The intensity and duration of the war is difficult to predict, as such are the war’s economic implications on the Company’s operational and financial performance. The Company considered the impact of the war and determined that there were no material adverse impacts on the consolidated financial statements, including related significant estimates made by management, for the period ended December 31, 2023.

c.	Update on changes in macroeconomic conditions

In preparing the Company’s consolidated financial statements, management also considered the economic implications of interest rates and inflation expectations on its critical and significant accounting estimates. In 2023, interest rate increases for short-term bank deposits have increased our interest income. Government actions taken to address macroeconomic developments could impact such estimates and may change in future periods.

d.	Approval of consolidated financial statements

The consolidated financial statements of the Group for the year ended December 31, 2023 were approved by the Board of Directors (the “Board”) on March 28, 2024, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer of the Parent Company and the Chief Financial Officer of the Parent Company.

NOTE 2 - MATERIAL ACCOUNTING POLICIES:

a.	Basis of presentation

The Group’s consolidated financial statements as of December 31, 2023 and 2022, the results of its operations, its changes in equity and its cash flows for each of the three years in the period ended December 31, 2023, have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). The material accounting policies described below have been applied on a consistent basis, unless noted otherwise.

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

NOTE 2 - MATERIAL ACCOUNTING POLICIES (continued):

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

NOTE 2 - MATERIAL ACCOUNTING POLICIES (continued):

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

e.	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use and are therefore considered to be cash equivalents. The fair value of cash equivalents approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

f.	Short term bank deposits

Short term bank deposits are bank deposit for periods of up to one year. The fair value of short term bank deposits approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

g.	Restricted short term bank deposits

Restricted short term bank deposits are short term bank deposits that are restricted as to withdrawal or use. These deposits are subject to regulatory restrictions and are therefore not available for general use by the Group. The fair value of restricted short term bank deposits approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

h.	Property and equipment

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

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - MATERIAL ACCOUNTING POLICIES (continued):

i.	Financial assets and financial liabilities

Financial assets and liabilities are initially recognized at fair value and, in the case of loan liabilities, net of directly attributable transaction costs. Trade receivables that do not contain a significant financing component are measured at the transaction price. The Group’s financial liabilities include current and non-current interest-bearing liabilities, leasing liabilities, trade payables and other current liabilities. The Group’s financial assets include trade and other receivables and bank balances. The Group’s financial assets and liabilities are measured at amortized cost.

The Group recognizes a loss allowance for expected credit losses on a financial asset that is measured at amortized cost. On each financial position date, the Group recognizes the change in expected credit losses in profit or loss. The Group had no material credit losses in 2023, 2022 and 2021.

j.	Loans and borrowings

Loans and borrowings are initially recognized at fair value, net of transaction costs incurred. Loans and borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the loans and borrowings using the effective interest method.

k.	Share capital

The Company’s common shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction from the issuance proceeds.

l.	Deferred taxes

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

m.	Revenue recognition

The Group generated its revenues from performing feasibility study reports to its customers. The Group recognized revenues upon providing the required reports. The Group does not grant a right of return.

n.	Research and development expenses

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

NOTE 2 - MATERIAL ACCOUNTING POLICIES (continued):

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

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2023, the Group has not yet capitalized development expenses.

o.	Grants:

1)	Royalty bearing Grants

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

If forgivable loans are initially carried to income, as described above, and in subsequent periods it is no longer reasonably assured that royalties will not be paid, the Group recognizes a liability that is measured based on the Group’s best estimate of the amount required to settle the Group’s obligation at the end of each reporting period (see note 15e).

2)	Non royalty bearing Grants

Non government Grants received from Innovate UK – the UK’s innovation agency as part of the Energy Catalyst Round 8: clean energy - experimental development competition, for a project titled “Sea Wave Energy Powered Microgrid for Remote Islands and Rural Coasts”, and from European Commission in the EU Horizon 2020 Research and Innovation Program as part of the ILIAD consortium for our participation in a three years program consortium of 56 partners to combine high-resolution modelling with real-time sensing of ocean parameters, are recognized at the time the Group is entitled to such grants, based on the costs incurred, and included as a deduction from research and development expenses. The grants are non-royalty bearing (see note 15e).

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - MATERIAL ACCOUNTING POLICIES (continued):

p.	Employee benefits:

1)	Pension and severance pay obligations

Israeli labor laws and Eco Wave Power Ltd.’s employment agreements require Eco Wave Power Ltd. to pay retirement benefits to employees terminated or leaving their employment in certain other circumstances. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. The expense recognized in 2023, in 2022 and in 2021 in relation to these contributions was $92, $87 and $92, respectively.

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

q.	Loss per share

The basic loss per share is calculated by dividing the loss attributable to the holders of common shares by the weighted average number of common shares outstanding during the year. The Company has no potential common shares outstanding that can dilute the current shareholders.

r.	Leases

The Group is a party to a contract that constitutes a rental space in Israel that was signed in December 2022. The Group’s leases include the lease of offices for the Company’s headquarters in Tel Aviv for a period of 21 months plus two consecutive one year extension options. Lessor is bound by lease contract, made prior to the Company’s lease contract, that provides an option to a third party on the same premises. The Company will be able to exercise its options only in the case that the third party will not exercise its option. The third party has until late 2024 to advise of its decision whether to exercise the option or not to the lessor. If the third party will not exercise its option, then the Company will be able to exercise its option.

At the commencement date, the Group measures the lease liability at the present value of the lease payments that are not paid at that date. Simultaneously, the Group recognizes a right-of-use asset.

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

NOTE 2 - MATERIAL ACCOUNTING POLICIES (continued):

Assets are depreciated by the straight-line method over the estimated useful lives of the right-of-use assets or the lease period, whichever is shorter:

Months
Property	21

Interest on the lease liability is recognized in profit or loss in each period during the lease term, in an amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

Payments associated with short term leases are recognized on a straight-line basis as an expense in profit or loss. Short term leases are leases with a lease term of 12 months or less without a purchase option.

s.	Segment reporting

The Company has one operating and reportable segment. This was determined based on internal consolidated management reports reviewed by the Group’s chief operating decision maker, which is the Chief Executive Officer.

t.	New amendments recently adopted:

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements - Disclosure of Accounting Policies:

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments require entities to disclose their material rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

These financial statements are prepared in accordance with the amendments to IAS 1 as they are effective for annual periods beginning on January 1, 2023.

u.	Standards and amendments to existing standards that are not yet in effect:

Classification of Liabilities as Current or Non-current (Amendment to IAS 1)

The amendments to IAS 1, issued in January 2020, clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. In response to concerns raised on the 2020 amendments, further amendments were issued in October 2022, which clarified that covenants of loan arrangements which an entity must comply with only after the reporting date would not affect classification of a liability as current or non-current at the reporting date.

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

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

Based on the assessments by Company management, the activities of the Group expose it to market risk, primarily as a result of currency risk , credit risk and liquidity risk,

a.	Market risk:

1)	Currency risk

The Group’s activities are partly denominated in non-SEK currencies (primarily the USD and the New Israeli Shekel, or “NIS”), which exposes the Group to risks resulting from changes in exchange rates.

The effect of fluctuations in various exchange rates on the Group’s income and equity is as follows:

	December 31, 2023
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	financial position	5% decrease	10% decrease
	In USD thousands
NIS-linked balances:
Cash and cash equivalents	(2)	(1)	23	1	3
Restricted short term bank deposits	(6)	(3)	63	3	7
Other receivables	(2)	(1)	23	1	3
Lease liability	8	4	(87)	(5)	(10)
Trade payables	2	1	(21)	(1)	(2)
Other payables	30	16	(334)	(18)	(37)
Total NIS-linked balances	30	16	(333)	(19)	(36)

USD-linked balances
Cash and cash equivalents	(116)	(61)	1,278	67	142
Short term bank deposits	(373)	(195)	4,102	216	456
Trade receivables	(14)	(8)	158	8	18
Loans from related party	89	46	(974)	(51)	(108)
Total USD- linked balances	(414)	(218)	4,406	240	508
Total	(384)	(202)	4,073	221	472

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

2)	Concentration of currency risk

Set forth below is certain data regarding U.S. dollar exchange rates:

	Exchange rate	Exchange rate
	of SEK per $1	of NIS per $1
As of December 31:
2021	9.0437	3.110
2022	10.4371	3.519
2023	10.0416	3.627

Percentage increase (decrease) in USD exchange rate:

2021	10.44%	(3.3)%
2022	15.41%	13.15%
2023	(3.8)%	3.1%

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

Set forth below is information on the linkage of monetary items by currency:

	December 31, 2023			Other
	SEK	NIS	USD	Currencies
	in USD thousands
Assets:
Current assets:
Cash and cash equivalents	2,739	23	1,278	238
Short term bank deposits	-	-	4,102	-
Restricted short term bank deposits	-	63	-	-
Trade receivables	-	-	158	44
Other receivables	77	23	-	8
	2,816	109	5,538	290
Liabilities:
Current liabilities:
Current maturities of long-term loans	-	-	974	78
Current maturities of lease liability	-	87	-	-
Accounts payable and accruals:
Trade	30	21	-	-
Other	159	334	-	464
Non-current liabilities
Long-term loans, net of current maturities	-	-	-	62
	189	442	974	604
Net asset value	2,627	(333)	4,564	(314)

	December 31, 2022			Other
	SEK	NIS	USD	Currencies
	in USD thousands
Assets:
Current assets:
Cash and cash equivalents	5,014	71	110	100
Short term bank deposits	-	-	5,000	-
Restricted short term bank deposits	-	63	-	-
Other receivables	152	4	-	5
	5,166	138	5,110	105
Liabilities:
Current liabilities:	-	-	941	32
Current maturities of long-term loans	-	78	-	-
Current maturities of lease liability
Accounts payable and accruals:	50	25	-	-
Trade	124	282	-	327
Other
Non-current liabilities
Lease liabilities, net of current maturities	-	88	-	-
Long-term loans, net of current maturities	-	-	-	96
	174	473	941	455
Net asset value	4,992	(335)	4,169	(350)

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

3)	Fair value of financial instruments

As of December 31, 2023, and 2022, the financial instruments of the Group consist of non-derivative assets and liabilities (primarily working capital items, deposits and loans).

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

Credit risk arises from bank balances at banks and outstanding receivables. Credit risk is managed by Group management. Only banks and credit institutions with a good credit rating are accepted which is why the credit risk is considered to be limited.

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

Information about financial liabilities due dates:

	December 31, 2023
	2024	2025	2026	2027	Total

Long-term loans from related party	974	-	-	-	974
Other long-term loan	66	31	30	28	155
Lease liabilities	94	-	-	-	94
Total	1,134	31	30	28	1,223

	December 31, 2022
	2023	2024	2025	2026	2027	Total
	in USD thousands

Long-term loans from related party	941	-	-	-	-	941
Other long-term loan	32	31	30	29	27	149
Lease liabilities	85	94	-	-	-	179
Total	905	114	20	20	20	1,079

d.	Changes in financial liabilities which are classified under cash flows provided from financing activities

See notes 8b, 10a and 11b for changes in financial liabilities.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - CRITICAL ESTIMATES AND JUDGMENTS:

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

Research and development expenses

Research and development expenses are recorded in accordance with the accounting policies detailed in Note 2l. Group management has examined the conditions specified in Note 2l and in its opinion, as of December 31, 2023, it does not meet them. Therefore, as of December 31, 2023, the Group has not yet capitalized research and development expenses, and research and development expenses were charged to the income statement.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - SHORT TERM BANK DEPOSITS:

In 2022, Eco Wave Power Ltd. has deposited an amount of $5,000 in Bank Hapoalim Ltd. in short term bank deposits for a period of one year bearing an interest at an annual rate of 4.6%. In 2023 $4,000 of this amount have been deposited for a period of six months in short term bank deposit. The short term bank deposits are in USD. The company will be entitled to interest at an annual rate of 6.55% at the end of the deposit period should it not withdraw the deposit before the end of the period.

NOTE 6 - RESTRICTED SHORT TERM BANK DEPOSITS:

To secure Eco Wave Power Ltd.’s bank guarantees, Eco Wave Power Ltd. has deposited an amount of $63 (2022 - $63) in Bank Hapoalim Ltd. in short term bank deposits. The short term bank deposits are in NIS and bear interest at an average annual rate of prime – 4.2%. These deposits are subject to regulatory restrictions and are therefore not available for general use by the Group.

NOTE 7 - PROPERTY AND EQUIPMENT:

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications, as well as the changes therein for the respective years:

	Cost						Accumulated depreciation						Net book value
	Balance at beginning of year	Additions during year	Transfers/ abandonments during year*		Foreign currency translation reserve	Balance at end of year	Balance at beginning of year	Additions during year	abandonments during year		Foreign currency translation reserve	Balance at end of year	Balance at end of year
Composition in 2023:
Land	77	-	-		10	87	-	-	-		-	-	87
Plant and equipment	966	-	-		(7)	959	326	95	-		(3)	418	541
Office equipment	28	6	-		(1)	33	23	3	-		(1)	25	8
	1,071	6	-		2	1,079	349	98	-		(4)	443	636
Composition in 2022:
Land	73	-	-		4	77	-	-	-		-	-	77
Plant and equipment	1,407	-	(310	)*	(131)	966	292	114	(32	)*	(48)	326	640
Office equipment	29	3	-		(3)	28	22	2	-		(1)	23	5
	1,509	3	(310	)*	(130)	1,071	314	116	(32	)*	(49)	349	722
Composition in 2021:
Land	75	-	-		(2)	73	-	-	-		-	-	73
Plant and equipment	1,539	9	(159	)**	18	1,407	146	141	-		5	292	1,115
Office equipment	24	4	-		1	29	20	1	-		1	22	6
	1,638	13	(159	)**	17	1,509	166	142	-		6	314	1,194

*	Between 2016 and January 2022, the company operated a grid-connected proof-of-concept wave energy array in Gibraltar. On January 20, 2022, the company announced a collaboration agreement with AltaSea, a non-profit that accelerates scientific collaboration and advances an emerging blue economy, at the Port of Los Angeles. On March 2, 2022, the company announced its intent to relocate the energy conversion unit from Gibraltar to AltaSea’s premises in the Port of Los Angeles. Eco Wave Power intends to develop and supply new and upgraded floaters for its planned pilot in AltaSea’s premises, while Gibraltar power station’s floater mechanisms were sent to steel recycling. As a result, the company recorded a one-off loss of $278 in 2022 as a loss on abandonment of fixed assets.

**	Transferred to a joint venture. See note 9.

Property and equipment are held by the Company’s subsidiaries.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LEASES:

a.	Right-of-use assets:

	Cost					Accumulated depreciation					Net book value
	Balance at beginning of year	Additions during year	Derecognition during Year	Foreign currency translation reserve	Balance at end of year	Balance at beginning of year	Additions during year	Derecognition during Year	Foreign currency translation reserve	Balance at end of year	Balance at end of year
Composition in 2023:
Offices	166	-	-	(3)	163	-	(72)	-	(1)	(73)	90
	166	-	-	(3)	163	-	(72)	-	(1)	(73)	90
Composition in 2022:
Offices	328	166	(291)	(37)	166	227	93	(291)	(29)	-	166
	328	166	(291)	(37)	166	227	93	(291)	(29)	-	166
Composition in 2021:
Offices	332	-	-	(4)	328	124	106	-	(3)	227	101
	332	-	-	(4)	328	124	106	-	(3)	227	101

b.	Lease liabilities:

	Balance at beginning of year	Additions during year	Interest expense during year	Payments during year	Translation adjustment	Balance at end of year
	in USD thousands
Composition in 2023 -
Offices	166	-	6	(81)	(4)	87
Total	166	-	6	(81)	(4)	87
Composition in 2022 -
Offices	127	166	3	(120)	(10)	166
Total	127	166	3	(120)	(10)	166
Composition in 2021
Offices	219	-	7	(103)	4	127
Total	219	-	7	(103)	4	127

	As of December 31
	2023	2022
	in USD thousands
Composition of lease liabilities:
Current lease liabilities
Offices	87	78
	87	78
Non-current lease liabilities
Offices	-	88
	-	88
Total	87	166

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LEASES (continued):

b.	Additional disclosure:

1)	The Group was a party to a contract that is affected by IFRS 16 and constitutes a rental space in Israel that was signed in November 2019. The agreed rental period is 24 months plus an extension option of an additional 12 months. The extension option held is exercisable only by the Group and not by the lessor. During 2021 the group exercised its option for additional 12 months until October 31, 2022. This liability was measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate as of November 2019 – 4%.

2)	In December 2022 the Group signed a new lease contract that is affected by IFRS 16. See note 2q. This liability was measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate as of December 2022 – 7%.

3)	To secure the Group’s lease obligation on its offices, the Group has provided a bank guarantee in the amount of $33 for the benefit of the lessor.

4)	As of December 31, 2023, future lease payments under the leases were:

Total
Year:	in USD thousands

2024	94
94

5)	In 2023 and in 2022, a short term lease with a lease term of fewer than 12 months without a purchase option is recognized as an expense in profit or loss at the amount of $3 and $12, respectively.

NOTE 9 - INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD:

Eco Wave Power Ltd. owns 50% of EDF EWP One Ltd., a private limited liability company incorporated under the laws of Israel.

The remaining part of EWP EDF One Ltd. is owned by EDF Renewables IL in Israel. The objective of the joint venture is to exclusively cooperate in the development, financing, design, procurement, construction and operation of the new pilot project at Jaffa Port and to evaluate further possible collaborations in wave power. Initial funds in the amount of $117 in cash and $159 in non cash transfer of equipment were contributed during 2021. Additional funds in the amount of $298 and $50 in cash were contributed during 2022 and 2023, respectively. The investment in the joint venture is presented as an investment in a joint venture in the Company’s consolidated statement of financial position as the Company does not have control over the joint venture.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - LOANS FROM RELATED PARTY:

a.	Change during the year:

	Year ended December 31
	2023	2022	2021
	in USD thousands
Beginning of year	941	1,102	1,062
Payment	-	(200)	-
Interest expenses	33	39	40
End of year	974	941	1,102

c.	Additional disclosure:

Eco Wave Power Ltd. has entered into two loan agreements with a shareholder and a Board member, David Leb, a related party, amounting to $974 as of December 31, 2023 (denominated in USD).

1)	The first loan agreement relates to an amount of $200. The loan agreement is subject to an annual interest rate of 4%, calculated on the total debt including accrued interest. The loan principal was paid out in 2022. The accrued interest is classified as a current liability to a related party in the statement of financial position.

2)	The second loan agreement relates to an amount of $800. Under the loan agreement, the credit period was 36 months, starting June 1, 2019, and if the loan is not repaid within the credit period, an interest rate of 4% applies. The agreement does not specify specific repayment dates. Eco Wave Power Ltd. did not repay the loan within the 36 months period. Therefore, Eco Wave Power Ltd. accrued interest on the loan. The loan is classified as a current liability to a related party in the statement of financial position. The loan is payable upon demand.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - OTHER LONG-TERM LOAN:

a.	Composition:

	December 31
	2023	2022
	in USD thousands
Loan from PortXL Netherlands B.V.	140	128
Less - current maturities	(71)	(32)
Total long-term loan	69	96

b.	Change during the year:

	Year ended December 31
	2023	2022	2021
	in USD thousands
Beginning of the year	128	129	134
Interest expenses	6	6	6
Foreign currency translation adjustment	6	(7)	(11)
End of year	140	128	129

c.	Additional disclosure

Loan from PortXL Netherlands B.V.

Eco Wave Power Ltd. entered into an accelerator agreement with PortXL Netherlands B.V. in March 2019. The loan was granted under a mentorship-driven open innovation startup accelerator program focusing on port related industries. The loan consists of (i) an amount of EUR 85,000 (approximately $91,000) in kind, consisting of participating in the Program and (ii) an amount of EUR 15,000 (approximately $16,000) in cash. The loan agreement is subject to an annual interest rate of 5%, calculated on the total debt including accrued interest. The loan is repayable in five annual installments, that should have started April 1, 2023. In the event that Eco Wave Power Ltd. fails to repay the loan when due, PortXL Netherlands B.V. shall be entitled, as a sole remedy, to receive common shares of Eco Wave Power Ltd. in such number equal to the unpaid balance of the loan and the accrued interest, divided by $375.825. Upon such issuance, the loan shall be deemed repaid in full.

NOTE 12 - EQUITY:

a.	Share capital:

	Number of Common Shares December 31
	2023	2022

Authorized share capital	140,000,000	140,000,000
Issued and paid up share capital	44,394,844	44,394,844

b.

	In SEK December 31
	2023	2022

Authorized share capital (in thousands SEK)	2,800	2,800
Issued and paid-up share capital (in thousands SEK)	888	888

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - EQUITY (continued):

c.	Rights related to shares

The common shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of December 31, 2023, all outstanding share capital consisted of common shares.

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

NOTE 13 - TAXES ON INCOME:

a.	Corporate taxation

The income of Eco Wave Power Global AB (publ) is taxed at the standard Swedish corporate tax rate, which was 20.6% for 2023, 2022 and 2021.

The income of Eco Wave Power Ltd. is taxed at the standard Israeli corporate tax rate, which was 23% for 2023, 2022 and 2021.

b.	Tax loss carryforwards:

1)	Eco Wave Power Global AB (publ) - As of December 31, 2023, the tax loss carryforwards of the Parent Company were approximately $2,807. The tax loss carryforwards have no expiration date.

2)	Eco Wave Power Ltd. - As of December 31, 2023, the tax loss carryforwards of Eco Wave Power Ltd. were approximately $7,501. The tax loss carryforwards have no expiration date.

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

As described in Note 2k, the Group has not recognized any deferred tax assets in the financial statements, as it does not expect to generate taxable income in the foreseeable future. The reported tax on the Group’s income before taxes differs from the theoretical amount that would arise using the tax rate applicable to income of the company as follows:

	Year ended December 31
	2023	2022	2021
	in USD thousands

Loss before taxes	(1,866)	(2,901)	(2,347)

Sweden corporate tax rate	20.6%	20.6%	20.6%

Theoretical tax benefit	(384)	(598)	(484)
Effect of different tax rates in foreign subsidiaries	(30)	65	(18)
Tax losses incurred in the reporting year
for which deferred taxes were not created	414	533	502
Taxes on income for the reported year	-	-	-

NOTE 14 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Transactions with related parties:

a.	Key management compensation

Key management includes directors and executive officers. The compensation paid or payable to key management for services during the year indicated is presented below.

	Year ended December 31
	2023	2022	2021
	in USD thousands

Salaries and other short term employee benefits	784	737	801
Post-employment benefits	87	57	58
Total	871	794	589

b.	Loans from related party (see Note 10)

c.	Interest expenses on related party loan (see Note 10)

d.	Balances with related parties

	December 31	December 31
	2023	2022
	in USD thousands

Current maturities of long term loans (see Note 10)	974	941
Other accounts payable and accruals	192	94

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

e.	See Note 16b related to an agreement with a minority shareholder in one of our subsidiaries.

f.	According to an amendment to the CEO’s employment agreement, signed between Eco Wave Power Ltd. and the CEO on May 26, 2021, upon a change of control, as defined in the amendment, to the CEO’s employment agreement, the CEO will be entitled to a cash bonus of $2.0 million.

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Other receivables and prepaid expenses:

	December 31
	2023	2022
	in USD thousands

Value Added Tax authorities	15	6
Advances to suppliers	76	152
Other	17	3
	108	161

The carrying amounts of receivables approximate their fair value, as the effect of discounting is not material

b.	Accounts payable and accruals:

1) Trade:

	December 31
	2023	2022
	in USD thousands
Accounts payable:
In Sweden	29	16
Overseas	21	59
	50	75

2) Other:

Payroll and related expenses	354	247
Accrued expenses	364	258
Other	239	228
	957	733

The carrying amounts of accounts payable and accruals approximate their fair value, as the effect of discounting is not material.

c.	Information about geographical areas of non current assets

	Israel	USA	Mexico	Total
	in USD thousands

Property and equipment, net	27	522	87	636
Right-of-use assets, net	90	-	-	90
Investments in a joint venture accounted for using the equity method	527	-	-	527
Total	644	522	87	1,253

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d.	Revenues

	Year ended December 31
	2023	2022	2021
	in USD thousands

Revenues	306	26	31
	306	26	31

Revenues of $306 (2022- $26) were from services the Group provided in connection with four feasibility studies in United States, Israel, Morocco, and Greece (2022- one feasibility study in Asia). To date, the Group has not generated any revenue from product sales.

e.	Research and development expenses:

	Year ended December 31
	2023	2022	2021
	in USD thousands

Payroll and related expenses	579	606	540
Loss on abandonment of fixed assets*	-	278	-
Depreciation	95	114	140
	674	998	680
Less – grants received	(155)	(100)	(10)
	519	898	670

*	See note 7.

Additional disclosure

Grants were received from Innovate UK as part of the Energy Catalyst Round 8: clean energy - experimental development competition, from Morocco’s Smart Port Challenge Competition, from the Israeli Ministry of Energy and from the European Commission under the Horizon 2020 Framework Program.

f.	Selling and marketing expenses:

	Year ended December 31
	2023	2022	2021
	in USD thousands

Payroll and related expenses	157	190	337
Overseas travels	165	192	56
Other	53	79	92
	375	461	485

g.	General and administrative expenses:

	Year ended December 31
	2023	2022	2021
	In USD thousands

Payroll and related expenses	705	658	824
Professional services	509	568	431
Depreciation	75	96	116
Other	475	937	538
	1,764	2,259	1,909

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

h.	Financial income and expenses:

	Year ended December 31
	2023	2022	2021
	In USD thousands

Financial income
Foreign currencies exchange gain, net	197	763	792
Interest on short term deposits	405	2	-
Finance income	602	765	792
Financial expenses
Bank commissions	(10)	(11)	(16)
Interest on long term loans and lease liability	(45)	(48)	(53)
Financial expenses	(55)	(59)	(69)
Financial income,, net	547	706	723

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

In order to commence project construction, EWP had to comply with the terms of the registration approval and obtain a license called Título de Utilização de Recursos Hídricos (“TURH”), from APDL. In February 2024, we provided APDL with a bank Guarantee of EUR 150,000 and on March 5, 2024, APDL signed the TURH for the establishment of the first 1MW project.

d.	USA

In January 2022, Eco Wave Power Ltd. entered into a collaboration agreement with AltaSea at the Port of Los Angeles. In December 2022, the energy conversion unit, formerly deployed in Gibraltar, arrived at AltaSea at the Port of Los Angeles where it will be installed as a pilot station.

During 2023 the Company submitted comprehensive project engineering plans to the port authorities and have formally requested the final required licenses from both the Port of Los Angeles and the Army Corps of Engineers.

Pursuant to this collaboration agreement with AltaSea, the Company signed a pilot test agreement on January 3, 2024 for the development of a wave energy pilot in the AltaSea premises in the Port of Los Angeles between the Company and Shell International Exploration and Production Inc.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - EVENTS AFTER THE REPORTING PERIOD:

Portugal

In February 2024, the Company provided APDL with a bank Guarantee at the amount of EUR 150,000 and on March 5, 2024, APDL signed the TURH for the establishment of the first 1MW project (see Note 16c).

USA

On January 3, 2024 the Company signed a pilot test agreement for the development of a wave energy pilot in the AltaSea premises in the Port of Los Angeles between the Company and Shell International Exploration and Production Inc. (see Note 16d).