Form 20-F
period 2024-12-31
Eco Wave Power Global AB (publ)
filed 2025-03-03
CIK 1846715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

46,733,844 common shares as of December 31, 2024.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to successfully enter new markets, manage our international expansion and comply with any applicable laws and regulations;

●	the timing for the commercialization of our WEC technology, including the timing, cost, regulatory approvals or other aspects related thereto;

●	our ability to generate revenue from our WEC technology and ancillary services, such as feasibility studies or our WPV software;

●	our expectations regarding the supply of components and manufacturing of our products;

●	the ability of our WEC technology to generate commercial amounts of energy and its perceived benefits versus other solutions;

●	the successful development of the WPV software;

●	the implementation of solar panels into our WEC technology;

●	our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;

●	our expectations with regards to the receipt of funds pursuant to existing and future grants;

●	our ability to compete with other companies in our industry;

●	the receipt of any government subsidies or feed-in-tariffs;

●	our research and development and growth strategies and marketing plans;

●	our ability to comply with environmental laws and to adapt to changes in laws, regulations or policies of governmental agencies or regulators relating to the utilization of our WEC technology;

●	the ability of our management team to lead the development and commercialization of our WEC technology;

●	our estimates of the size of our market opportunities;

●	issuance of patents to us by the U.S. PTO and other governmental patent agencies;

●	general market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the multi-front war that Israel is facing;

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “EWPG” refer to Eco Wave Power Global AB (publ), after the date that it acquired its operating subsidiary, Eco Wave Power Ltd., or EWP Israel, or the Acquisition (see “Item. 4.A. — History and Development of the Company” for additional information), while such references, before the time of the Acquisition, refer to EWP Israel and the consolidated subsidiaries of Eco Wave Power Global AB (publ). Until June 9, 2021, our name was EWPG Holding AB (publ). On May 31, 2021, our shareholders approved amended and restated articles of association at an extraordinary general meeting of shareholders whereby, among other things, our name was changed to Eco Wave Power Global AB (publ). References to “U.S. dollars” and “$” are to currency of the United States of America, references to “Euro”, “EUR” and “€” are to currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty Establishing the European Community, as amended, references to “SEK” are to Swedish Kronor and references to “shekel,” “Israeli shekel” and “NIS” are to New Israeli Shekels. References to “Common Shares” are to our Common Shares, no par value. We report our financial statements under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

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

Risks Related to Our Financial Condition and Capital Requirements

●	We have generated revenues from wave energy projects and from performing feasibility studies. However, we have not yet generated significant revenue from the sale of our WEC technology or power stations. We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future, and we may never achieve or maintain profitability.

●	We have a history of operating losses and may not achieve or maintain profitability and positive cash flow.

●	We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations.

●	Our revenues, if any, and efforts to become profitable, may be impacted by our need to pay royalties on government grants and other agreements.

●	The reduction or elimination of government subsidies, grants and other economic incentives for various renewable energy applications may have an adverse impact on our operations and financial condition.

●	If we fail to manage our future growth effectively, our business could be materially adversely affected. We may also face difficulties as we expand our operations into countries in which we have no prior operating experience.

Risks Related to Our Intellectual Property

●	Even if we are issued patents, because the patent positions of our technology are complex and uncertain, we cannot predict the scope and extent of patent protection for our products.

●	There can be no assurance that our patent applications will result in issued patents.

●	If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets.

Risks Related to Regulatory Requirements

●	We are or will be subject to international regulations that could adversely affect our business and results of operations.

●	We may not be able to receive the regulatory approvals and permits needed in order to commercialize our WEC technology in the jurisdictions in which we wish to operate.

Risks Related to Our Business Operations

●	Our future success depends in part on our ability to retain our senior management team and to attract, retain and motivate other qualified personnel.

●	The employment agreement that we have with our Chief Executive Officer may provide for certain payments in the event of a change of control of us (as defined in her employment agreement), which may discourage, delay, or prevent a change in control.

●	If we fail to manage our future growth effectively, our business could be materially adversely affected. We may also face difficulties as we expand our operations into countries in which we have no prior operating experience.

Risks Related to Ownership of ADSs

●	The market price of the ADSs may be highly volatile due to factors beyond our control.

●	Our executive officers, directors and principal shareholders have the ability to exert significant control over matters submitted to our shareholders for approval.

●	If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

●	The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

Risks Related to Our Technology

●	We may not be able to receive the regulatory approvals and permits needed in order to commercialize our WEC technology in the jurisdictions in which we wish to operate.

●	We could be held liable if our business operations harmed the environment and a failure to maintain compliance with environmental laws could severely damage our business.

●	Wave energy is relatively new and is unproven which could mean that we may never be successful in commercializing our technology.

●	We will be subject to intense competition in the renewable energy business by competitors with substantially greater resources and/or more cost-effective technology.

●	Changes in technology may have a material adverse effect on our results of operations.

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

Risks Related to Our Financial Position and Capital Requirements

We have generated revenue from wave energy projects and from performing feasibility studies. However, we have not yet generated significant revenue from the sale of our WEC technology or power stations and may never be profitable.

Our ability to become profitable depends upon our ability to generate significant revenue. To date, we have generated revenue from wave energy projects and from performing feasibility studies. However, we have not yet generated significant revenue from the sale of our WEC technology or power stations and may never be profitable. We do not expect to generate significant revenue unless or until we are able to prove the impact and benefits of implementing our WEC technology and then successfully enter into agreements for the sale of our products and services to countries, states and private customers that carry out a transition to an energy production source that is based on our technology. Our ability to generate future revenue from our WEC technology, services or power stations depends heavily on our success in many areas, including but not limited to:

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

We have a history of operating losses and incurred net losses of $2.11 million and $1.87 million in our fiscal years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we had an accumulated deficit of $15.1 million. To date, our activities have consisted primarily of activities related to the development and testing of our technologies and efforts to commercialize our products. Thus, our losses to date have resulted primarily from costs incurred in our research and development programs and from our selling, general and administrative costs. As we continue to develop our proprietary technologies, we expect to continue to have a net use of cash from operating activities unless or until we achieve positive cash flow from the commercialization of our products and services.

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

As of December 31, 2024, our cash, cash equivalents and short term bank deposits were $9.3 million, of which $7.8 million was in cash and cash equivalents and $1.5 million in short term bank deposits. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations through at least the next 12 months period from the date of this annual report on Form 20-F. We expect that in future periods we will require substantial additional capital to commercialize our products and services (see “Item. 5.A. – Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional information). In addition, even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

The renewable energy industry benefits from and is made more competitive due to various government subsidies, grants, feed-in-tariffs and other economic incentives. The reduction, elimination or expiration of such government subsidies, grants, feed-in-tariffs and other economic incentives for various renewable energy applications in hydropower, solar, wind, biofuel, biomass, geothermal, wave or tidal energy could result in the diminished competitiveness of such alternative energy sources relative to conventional sources of energy. Not only would this negatively affect the growth of that particular renewable energy industry, but it could make it more difficult for us to complete development of our technology and products and subsequently seek to commercialize them, which, if commercialized, could lead to a reduction in our net sales and harm our financial condition. For example in the United States, recent policy discussions have raised concerns about the potential reduction or elimination of federal subsidies and incentives for renewable energy projects. Change in government priorities or shifts in legislative support may result in the loss of tax credits, grants, and other financial mechanisms that currently make renewable energy development more viable. If such federal subsidies were eliminated or significantly reduced, it may not only affect that financial feasibility of our projects but also make it more challenging to attract investment and secure additional funding. The absence of these incentives may slow innovation, delay commercialization and negatively affect our ability to compete in the broader energy market, ultimately harming our financial condition and growth prospects.

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

We have received royalty-bearing grants from the Chief Scientist of the Israeli Ministry of Energy’s office and a loan agreement with the Management Committee of Jiangsu Changshu High-tech Development Zone, or the Committee, Changshu Shirat Enterprise Management Co. Ltd., or CS, each of which require that we (or our subsidiaries) pay royalties on certain projects (see Item. 5.B. – “Operating and Financial Review and Prospects — Financing Activities” for additional information on our loan agreement with the Committee and CS, including the terms of repayment). Pursuant to our agreement with CS, if we default on any payments due under such agreement, we are obligated to pay a default interest rate of 5%, or if such rate is not permissible under Chinese law (the law governing such agreement), at the maximum amount allowed by law.

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

During the administration of President Biden, the U.S. Department of Energy in July 2021 announced up to $27 million in federal funding for research and development projects related to ocean wave energy. In August 2022, the U.S. Congress passed, and President Biden signed into law, the Inflation Reduction Act, or IRA, which provides $128 billion in new funding for renewable energy and grid energy storage. On January 20, 2025, however, President Donald Trump issued an executive order directing federal agencies to immediately pause the disbursement of funds appropriated through the IRA. The full impact of this Executive Order and related administrative actions is uncertain at this time. In addition to pausing such disbursement, the Trump administration may also seek to challenge, repeal, or revise this rule, and Congress may attempt to repeal or amend the IRA with respect to renewable energy and grid energy storage; however, we cannot predict what, when, or how the new administration or Congress may take actions to rollback or otherwise revise existing laws, rules, or regulations or the ultimate impact such changes may have on our business or results of operations.

Furthermore, President Trump has signed several executive orders rescinding many of the Biden administration’s executive orders and associated climate-related initiatives. President Trump’s directives included, among other things, directing the U.S. Environmental Protection Agency, or EPA, to reconsider its 2009 endangerment findings relating to greenhouse gases, or GHGs, which provides regulatory justification for federal GHG permitting and methane emission control requirements, and directing the EPA to reconsider its use of social cost of GHG estimates in federal permitting decisions. We cannot predict the ultimate impact of these executive orders or any similar future changes on our business or results of operations.

Moreover, President Trump signed an executive order to withdraw the United States from the Paris Agreement under the UN’s Framework Convention on Climate Change, or the Paris Agreement and the Convention.

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

We maintain significant international operations, including operations in the U.S., Taiwan, Sweden, Israel, Portugal, and Mexico (we are not currently actively working on advancing operations in Mexico, Gibraltar, Australia and China see Item. 4.B. “Business — Our Proprietary WEC Technology — Project Pipeline — Mexico” for additional information) and have pipeline projects and potential projects in other countries, including, but not limited to, Israel, Portugal, Taiwan, the U.S., and others. As a result, we are subject to a number of risks and complications associated with international sales, services and other operations, as well as risks associated with U.S. foreign policy. These include:

●	difficulties associated with compliance with numerous, potentially conflicting and frequently complex and changing laws in multiple jurisdictions, e.g., with respect to environmental matters, intellectual property, privacy and data protection, corrupt practices, embargoes, trade sanctions, competition, employment and licensing;

●	general economic, social and political conditions in the countries in which we operate, including international and U.S. trade policies and currency exchange rate fluctuations;

●	tax and other laws that restrict our ability to use tax credits, offset gains or repatriate funds;

●	currency restrictions, transfer pricing regulations and adverse tax consequences, which may affect our ability to transfer capital and profits;

●	inflation, deflation and stagflation in any country in which we have a manufacturing facility;

●	fluctuations in currency exchange rates may in the future affect, revenue, profits and cash earned on international operations;

●	foreign customers with long payment cycles;

●	different business cultures;

●	imposition of or increases in customs duties and other tariffs, including those that have been proposed by the Trump administration on imports from the European Union, Canada, and Mexico and those that have been instituted on imports from China;

●	complications in complying with restrictions on foreign ownership and investment and limitations on repatriation. We may not be permitted to own or to fully own our operations in some countries and may have to enter into partnership or joint venture relationships. Some foreign legal regimes restrict our repatriation of earnings to the United States from our subsidiaries and joint venture entities. We may also be limited in our ability to distribute or access our assets by the governing documents pertaining to such entities. In such event, we will not have access to the cash flows and assets of our subsidiaries; and

●	business interruptions resulting from a local or worldwide pandemic, geopolitical actions, including war and terrorism, or natural disasters.

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

Potential tariffs could adversely affect the Company’s business and financial results.

Through third parties, we purchase certain components of our WEC technology from European countries, and from the U.S and Israel. The Trump administration has proposed the implementation of a number of tariffs, including those on imports from the European Union, as of March 2025, which could significantly increase the cost of components sourced from those countries. If these tariffs are implemented, we may, as a result, need to obtain components from other sources or third parties. Any of these factors may adversely affect the Company’s financial condition or results of operations.

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

We have several ongoing projects that are not based on comprehensive definitive written agreements but rather on letters of intent, memoranda of understanding, and other similar arrangements where both parties have expressed a mutual interest to cooperate; however, certain final definitive terms may not have been addressed in such arrangements. Although we and our counterparties tend to enter into definitive agreements at later dates, the lack of comprehensive definitive written agreements can lead to uncertainty or misunderstanding among the parties, which can lead to deteriorated relationships and increased risk of disputes, either of which could adversely affect our business, results of operations and financial condition. In addition, although we and parties to these preliminary agreements negotiate in good faith to enter into definitive agreements, there can be no guarantee that projects in our pipeline (now or in the future) are ever realized even if we have signed letters of intent, or other similar agreements.

Risks Related to Product Development and Commercialization

Our research and development expenses may increase in the future.

Our research and development expenses primarily relate to our efforts to increase the output, durability and commercial viability of our technology. The results of such research and development can be unforeseen and undesirable and therefore our forecasted costs related to such research and development are associated with great uncertainty. Our research and development expenses were $0.54 million and $0.51 million in our fiscal years ended December 31, 2024 and 2023, respectively. We expect that our research and development expenses will increase in the future. It is our goal to fund the majority of our research and development expenses through grants and/or cost sharing obligations under some of our customer contracts or joint venture agreements over the next several years with sources of external funding, and although we have received governmental grants, for example, from the Israeli Ministry of Energy, and we entered into a joint venture with EDF Renewables IL, we may not be able to secure any such funding or enter into such an arrangement in the future. Pursuant to our agreement with EDF Renewables IL, we and EDF Renewables IL have funded the development of our Jaffa Port project by EDF EWP One, in a ratio corresponding to the respective ownership in the joint venture, which is currently owned by the parties in equal parts.

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

Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the multi-front war Israel is facing.

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

On October 7, 2023, Hamas terrorists infiltrated Israel’s border with the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign commenced in the Gaza Strip. As of February 26, 2025, there is a ceasefire between Hamas and Israel. Other regional hostilities, since October 7, 2023, concurrently became more pronounced. This included a northern front war between Israel and Hezbollah. As of February 26, 2025 the ceasefire between Israel and Lebanon is still in effect. It has also included hostilities between Israel and Iran, which included Iranian strikes against Israel in April 2024 and October 2024 and subsequent retaliation by Israel to both instances, and a continued conflict between Israel and the Houthi Movement in Yemen.

The intensity and duration of the multi-front conflict are difficult to predict, as are such conflict’s implications on our business and operations and implications on Israel’s economy in general. While none of our facilities or infrastructure have been damaged nor have our supply chains been impacted since the current multi-front conflict started, the import and export of goods may experience disruptions in and out of Israel as a result of such conflict. Any potential negative effect on Israel’s economy, as a direct and indirect result of the conflict, may have a material adverse effect on us and our ability to effectively conduct our operations.

Further, our operations could be disrupted by the obligations of our employees to perform military service. As of February 26, 2025, we had 11 full-time employees and several key subcontractors based in Israel. Of these employees and subcontractors, some may be military reservists, and may be called upon to perform military reserve duty of up to 36 days per year (and in some cases more) until they reach the age of 40 (and in some cases, up to the age of 45 or older). In connection with the current conflict, several hundred thousand Israeli military reservists have been drafted to perform immediate military service. Even though none of our employees have been called up for service in the current war, certain employees of some of our subcontractors have been called up for military service. Their absences for an extended period of time may cause certain delays to our operations in Israel which, in turn, may materially and adversely affect our business, prospects, financial condition and results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts, divestment and sanctions from state and non-state actors. Several countries, principally in the Middle East, restrict doing business with Israel and companies located in Israel. These restrictive laws and policies could expand in number and scope whether as a result of the current multi-front conflict or otherwise and may have an adverse impact on our operating results, financial condition and expansion of our business. As a result, our relationships with customers or potential customers located in jurisdictions that restrict doing business with Israel, or that may reduce diplomatic relations with Israel, may potentially be impaired and any current projects with such counterparties may be delayed, paused, or rescinded. An interruption or curtailment of trade between Israel and its trading partners could adversely affect our business, results of operations and the market price of our securities.

The Israeli government has pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel due in part to the reluctance of foreign investors to invest or transact business in Israel, increased volatility in foreign exchange rates involving the Israeli new shekel, downgrades in the credit rating of Israel, increased volatility in securities markets, and other changes in macroeconomic conditions. To the extent that any reaction to judicial reform affect the Israeli economy, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

Our project to build a 100 kilowatt (or 0.1 megawatt) installed capacity pilot station to create electricity from waves in Jaffa Port, Israel has been financed in part through a royalty-bearing grant in the aggregate amount of up to NIS 492,000 ($135,000) that we have received from the Israeli Ministry of Energy pursuant to a financing agreement. Pursuant to the terms of this agreement, we received installation payments, which started in January 2019, and the last of which we are scheduled to receive after we file the final project report, while the Israeli Ministry of Energy is to receive a non-exclusive, non-assignable and irrevocable license to use our know-how created during this project for national needs. We are committed to pay royalties at a rate of 5.0% from commercialization of the project’s know-how and intellectual property (if any is created) up to the cumulative amount of the grant, linked to the Israeli consumer price index, and with the addition of the interest rate of the Accountant General of Israel. In addition, we provided a guarantee in the amount of NIS 36,900 (approximately $10,000), or 7.5% of the total amount of the grant, regarding our obligations under the grant. If we violate our obligations under the financing agreement, the Israeli Ministry of Energy has the right to redeem our bank guarantee and/or demand the return of the investments we have already received at the time of the violation. As of December 31, 2024, our bank guarantee has ceased.

Furthermore, in 2021, we won a grant of EUR 178,500 (approximately $186,000) from the European Commission in the EU Horizon 2020 Research and Innovation Programme as part of the ILIAD consortium for our participation in a three years program consortium of 56 partners from 18 countries in Europe, the Middle East and North Africa to combine high-resolution modelling with real-time sensing of ocean parameters, advanced algorithms for forecasting of spatio-temporal events and pattern recognition. The virtual representations will consist of several real-time to near-real-time digital replicas of the ocean. As part of this consortium, we expect to play a role to aid with pilot applications related to wave energy. In 2022, we received EUR 86,000 (approximately $90,000) as an advanced payment on account of this program. In 2023, we received EUR 32,713 (approximately $34,000) as a first interim payment for the first year of the program and in 2024 we received EUR 32,737 (approximately $34,000) as a second interim payment for the second year of the program. On October 28, 2021, we were awarded a grant of GBP 103,993 (approximately $131,000) from Innovate UK for Eco Wave Power Gibraltar to research and conduct feasibility studies for sea wave energy powered microgrids for remote islands and rural coastlines. The terms of the grant require us to contribute GBP 44,569 (approximately $56,000) towards these activities in order to receive grant funding, and we have contributed the amounts in full during the grant term. Under the terms and conditions of these grants, we are obligated to comply with various reporting requirements, meet certain project milestones and to take certain administrative actions. Material noncompliance with the terms and conditions of the grants may result in one or more enforcement actions by the relevant grant agency, which could include denying funds for the cost of funded activities, suspending the grant in whole or in part, pending corrective action, and withholding further grant awards. In 2022 and 2023, Eco Wave Power Gibraltar received GBP 71,000 (approximately $89,000) and GBP 33,000 (approximately $42,000) respectively from Innovate UK.

In 2022, we received an Interreg Atlantic Area, European Regional Development Fund, or ERDF, grant approval called “Ports Towards Energy Self Sufficiency” that was approved for a research project in Porto, led by the University of Porto, on November 24, 2022. The grant amount is EUR 25,262.50 (approximately $26,000). The terms of the grant require us to contribute EUR 7,578 (approximately $7,800) to this activity. In 2024, we received EUR 17,886 (approximately $19,000).

In 2023, we received a GREENinMED grant, provided by the European Union, under the ENI CBC Mediterranean Sea Basin Programme.

In 2023, we received a grant approval of GBP 456,500 (approximately $575,000) as part of a consortium led by Toshiba (U.K.) and Aquatera Ltd. to design a pilot microgrid project for a remote island in Thailand. The grant is part of Innovate UK’s Energy Catalyst program Round 10, which supports businesses and organizations develop marked-focused technologies that provide clean, affordable and accessible energy. The terms of the grant require us to contribute GBP 136,950 (approximately $172,000) in the years 2024-2026 to this activity and to comply with various reporting requirements and meet certain project milestones in order for grand funding to be sustained.

In 2024, we received GBP 36,715 (approximately $46,000) from Innovate UK’s Energy Catalyst program Round 10 as a first interim payment of the program as well as EUR 17,886 (approximately $19,000) from ERDF (Ports Towards Energy Self-Sufficiency program).

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

In addition, the stock market in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of the ADSs, regardless of our actual operating performance. Furthermore, the Russia-Ukraine and multi-front war Israel is facing have resulted in financial market volatility and uncertainty in the recent year. Further, a systemic decline in the financial markets and related factors beyond our control may cause the ADS price to decline rapidly and unexpectedly.

Our executive officers, directors and principal shareholders will maintain the ability to exert significant control over matters submitted to our shareholders for approval.

As of February 26, 2025, our executive officers, directors and principal shareholders who own more than 5% of our outstanding Common Shares, in the aggregate, beneficially own shares representing approximately 49.93% of our share capital. As a result, if these shareholders were to act together, they would be able to exert significant influence over all matters submitted to our shareholders for approval (including a prospective acquisition or other change of control of our company), as well as our management and affairs.

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

In general, we will be treated as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not expect that we will be treated as a PFIC for 2024. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ADSs or Common Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ADSs or Common Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Common Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ADSs or Common Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to furnish U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our Subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Common Shares or ADSs.

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

We are subject to the reporting requirements of the Exchange Act, Nasdaq listing requirements and other applicable securities rules and regulations. The Exchange Act requires that we file periodic reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and the Nasdaq Stock Market may also impose various additional requirements on public companies. As a result, we will incur additional legal, accounting and other expenses that we did not incur as a nonpublic company, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act. We estimate that these expenses will be at least several hundred thousand dollars annually. Further, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our development plans. We have made changes to our corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. The measures we take, however, may not be sufficient to satisfy our obligations as a public company, which could subject us to delisting of our ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

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

Wave energy is considered to have the highest energy production rate of any renewable energy source. According to the 2024 paper, “Advances and Challenges in Ocean Wave Energy Harvesting” from the journal, Sustainable Energy Technologies and Assessments, ocean wave energy has the highest energy production compared to other renewable energy sources as it can produce energy 90% of the time. According to an article “On the reversed LCOE calculation: Design constraints for wave energy commercialization” from the International Journal of Marine Energy, wave energy also has the potential capacity to become one of the cheapest and cleanest sources of energy. According to an estimate from the Intergovernmental Panel on Climate Change, approximately 32,000 terawatt-hours per year could theoretically be produced from oceanic waves, contingent on the existence of suitable wave energy technology, which could have satisfied total annual electricity generation worldwide in 2023. However, we believe that many companies trying to develop WEC systems have been struggling to move beyond research and development and into commercialization primarily due to the fact that most WEC systems are designed for offshore application where wave heights are of a higher nature. However, we believe that offshore installations typically give rise to certain critical issues that may make commercialization difficult. According to our research and based on reports from the International Renewable Energy Agency, or IRENA, and research papers from Chalmers University of Technology, we believe that there are four primary issues challenging the commercialization of offshore installation. The first issue is the high capital expenses implicit in the installation, maintenance, and grid-connection of offshore technologies which require the use of ships, divers, underwater electrical transmission cables, and underwater mooring, which are all highly capital intensive. The second issue is the lack of reliability for these offshore technologies due to the extremely harsh weather conditions which are prevalent in the offshore sea/ocean environment. The stationary manmade equipment has no way of avoiding the extreme loads caused by the offshore storms, and many offshore wave energy developers had their equipment dislodged and broken down after a short time of operation. The third issue we believe is both in its difficulty to reach insurability and, if insurance is available, to obtain the applicable insurance policy at a reasonable cost. Developers with offshore wave energy technologies struggled to secure insurance as insurance companies were hesitant to risk insuring such technologies (which are deemed “pre-commercial”) due to the aforementioned high capital expenses and low survivability. The final issue is environmental, as many environmental organizations object the deployment of offshore WEC technologies as many of them require mooring to the ocean floor, which has the potential to disturb the ecological balance. Also, offshore wave energy developers have to install long underwater electricity transmission lines to connect to the grid, which is complicated, capital intensive and impacts the environment.

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

Project Pipeline and Achievements

We have entered into a variety of agreements with parties interested in the utilization of our WEC technology. These agreements consist of Power Purchase Agreements, Concession Agreements and other agreements in various stages, including letters of intent. Based on the terms of the agreements and our own calculations, we believe that we have a total worldwide pipeline of projects that may be more than 404.7 megawatts in size. In addition, we have entered into agreements to conduct feasibility studies. Although the majority of the megawatts included in our pipeline are subject to preliminary agreements, we have a limited amount of megawatts that are subject to more advanced agreements, such as our Power Purchase Agreement in Gibraltar for up to five megawatts (which we are not currently actively working on advancing, due to lack of compatible breakwater in the region), a Concession Agreement in Portugal for up to 20 megawatts, a Concession Agreement for up to 77MW in Turkey, a Concession Agreement in Spain for up to 2MW, and an Interconnection Agreement in Mexico for up to 25 megawatts (which we are not currently actively working on advancing). As described in more detail below, we have advanced or completed projects at Jaffa Port in Israel, at the Port of Los Angeles, and in Portugal. Although some of these agreements may be deemed to be definitive, there is no guarantee that we will complete the construction of any WEC systems for such projects (or any others), as we will need to meet certain conditions and obtain certain licenses to reach the actual construction stage of such projects, of which there can be no guarantee. See “Item 4. D. Risk Factors — Risks Related to Our Business Operations” for risks associated with our pipeline projects and “Item 4. B. — Business Overview — Project Pipeline” for additional information.

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

We plan to continue to develop the projects in our pipeline, further expand our project pipeline, conduct research and development aimed at continuing to upgrade and improve our WEC technology, continue the reinforcement of our patent portfolio, and to expand the team that will help us achieve our growth strategy. Prioritized countries for our project pipeline include those with significant wave heights, governmental support for renewable energy projects, short and clear licensing procedures, favorable feed-in-tariffs or subsidy schemes, high electricity demand, strong promotion of renewable energy and/or lack of electricity access and available grid-capacity. In addition, we will be prioritizing growth in specific high-potential target markets. Primarily, we are concentrating on growth in Europe and United States, where there is high wave energy potential and growing support for renewable energy technologies.

We are currently engaged in the following projects:

Shell Feasibility Study and Port of Los Angeles Project

In 2023, Shell International Exploration and Production Inc., or Shell, chose us to conduct a feasibility study aimed at identifying prime locations in the U.S. where we would implement our commercial installations. At the Port of Los Angeles in January 2024, we signed a strategic pilot test agreement with for the implementation of our first U.S-based project at AltaSea’s premises, while we are also moving forward with the licensing process. We submitted our comprehensive project engineering plans to the port authorities and have formally requested the final required licenses from both the Port of Los Angeles and the United States Army Corps of Engineers. As soon as licenses are received, we expect a short implementation time of approximately six months for our first U.S. project until construction begins. In August 2024, we received the final nationwide permit from the U.S. Army Corps of Engineers for the project, issued under Nationwide Permit 52 for water-based renewable energy generation pilot projects which authorizes us to install eight wave energy floaters on the piles of an existing concrete wharf structure on the east side of Municipal Pier One In addition, in early October 2023, the Governor of California signed into law California Senate Bill 605, or SB 605, which, among other things, requires the California State Energy Resources Conservation and Development Commission to work with state and local agencies and other stakeholders to identify suitable sea space for offshore wave energy and tidal energy projects in California. We believe that SB 605 is landmark legislation for wave energy in the United States and underscores the potential of wave energy to offer both economic and environmental advantages, and it is anticipated to facilitate the progression of our project while also fostering the development of other prospective initiatives across the country.

EDF EWP One Project

o	On February 1, 2022, we officially completed the grid connection route works at the Jaffa Port site. In April 2022, we completed the installation of eight floaters to the sea wall. In August 2022, the Israeli Electric Authority has set an official feed-in tariff, or FIT, for our newly installed wave energy pilot project at Jaffa Port. With the FIT in place, the Israeli Electric Corporation commenced operations to officially connect the EWP-EDF One project to the Israeli national electrical grid. In August 2023, we successfully connected the EWP-EDF One Project in Jaffa Port to the Israeli national electrical grid, marking the first time that wave energy was connected to it, through a power purchase agreement. Since then, the project has been supplying electricity harnessed from the power of the waves to the Israeli national electrical grid, and is serving as our research and development site for upgrades and improvements of our technology with a view to implementing it in other regions.

Portugal Planned Project

o	In 2020, we entered into a Concession Agreement with the Port Authority of the Douro, Leixões, and Viana do Caterlo, or APDL, to use an area potentially suitable for the construction, operation, and maintenance of a wave energy power plant of up to 20 megawatts in four locations owned and operated by APDL. Pursuant to the Concession Agreement, APDL will provide us with the concession for its breakwaters for a period of between 25 to 30 years, while we will be responsible for securing all the licenses, constructing, and commissioning the power plant and selling the electricity to be generated by the power plant in accordance with an approved production quota, to be determined for each site. The power plant is planned to be constructed and commissioned in several stages starting with a one-megawatt station, and subject to certain conditions, to be followed by the construction, operation and maintenance of the remaining capacity of the plant (19 megawatts). In order to commence the licensing, EWP Israel incorporated a wholly owned subsidiary company in Portugal under the name EW Portugal-Wave Energy Solutions, Unipessoal Ida., or EW Portugal. In March 2024, we received the final approval necessary for the commencement of the construction works of our first commercial-size project in Porto, a Título de Utilização de Recursos Hídricos license, or TURH, from APDL. As a result, we have issued a performance bond to APDL, meant to solidify our commitment for the construction of the first commercial wave energy project within a two-year period. We believe this will be the first wave energy project in the world to show significant energy production from wave power. In January 2025, we engaged MOQ Engineering to perform the final design and load calculations for the project, with a view to a targeted launch in 2026. Upon the completion of MOQ’s remit, we will submit the full execution project, including all finalized engineering and technical specifications, to APDL. Prospective approval from APDL would be followed by the next phase of the project involving the production of the floaters an accompanying structural components.

Taiwan Project

o	In October 2024, we signed an agreement for the sale of a wave energy generation unit with I-Ke International Ocean Energy Co., a subsidiary of Lian Tat Company. Pursuant to the agreement, I-Ke will locally manufacture the floaters based on our proprietary design and purchase a 100KW conversion unit from us.

Indian Memorandum of Understanding

o	In February 2025, we signed a non-binding memorandum of understanding with Bharat Petroleum Corporation Limited, or BPCL, with a view to jointly developing wave energy projects in India, beginning with a feasibility study. The first phase after the feasibility study will include the deployment of a 100 KW pilot project at BPCL’s Mumbai Oil Terminals. BPCL will oversee regulatory approvals, permits and land use consent, while we will provide our WEC technology, conduct research and optimize power generation efficiency.

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

We believe that our core WEC technology is the basis to our future success, and as such, we aim to continuously improve and enhance our WEC technology in order to deliver the best solution available in the field for wave energy generation. To achieve this, we undertook different research and development activities at our previously operational power station in Gibraltar and are planning to undertake additional such activities at the site of our EWP EDF One project at Jaffa Port in Israel, which is now transmitting electricity to the electrical grid of Israel, at AltaSea’s premises in the Port of Los Angeles, as well as our other sites.

Our research and development strategy is currently focused on:

●	the completion of the development of WPV software for our WEC technology for real-time production verification;

●	the optimization of our WEC technology to generate larger amounts of electricity in all wave heights; and

●	optimization of our WEC technology’s materials for operation in different weather and marine climates and for cost-effective implementation and reduced operations and maintenance needs.

Our growth strategy is currently focused on:

●	keeping the EWP EDF One project operational for research and development, in collaboration with EDF Renewables IL, a subsidiary of the French multinational electric utility company EDF, which is our second grid connected project, and, as such, we believe reinforces our position as a leading wave energy developer;

●	producing the floaters mechanisms and installing our first pilot project in the U.S. at AltaSea’s premises in the Port of Los Angeles;

●	moving more projects from the “project pipeline” stage into the “ready-to-build” stage and moving forward with our newest projects in Taiwan and India (which are meant to serve as our first turnkey projects, enhancing our revenue stream, as well as our penetration strategy for new markets);

●	adding more pilot turnkey projects to our projects pipeline, as a means of penetration to new markets, whereby we would sell the conversion units to local partners, who would in turn secure the land, licenses and funding for such projects, thereby collecting data to enhance our technology, and potentially creating the conditions for a regulatory framework;

●	finalizing the licensing and construction of the first megawatt of the Portugal power station, the purpose of which is to demonstrate that wave energy can generate significant energy amounts and in commercial scale (of 20MW and above) to generate significant revenue, and potentially allow us to become profitable; and

●	upon successfully executing our first one megawatt scale project, we may pursue additional financing, which may include equity or debt financing deal(s), which we believe would enable us to construct and operate multiple revenue yielding assets in parallel, which we believe will then facilitate significant growth of our Company. (See Item 4.B. — “Revenue Models — WEC Technology” for additional information).

Renewable Energy Market

According to the IEA, global investment in the renewable energy market exceeded $700 billion in 2022, an increase that represented a 125% increase of total investment since 2019. According to a review by the SUN DAY Campaign of data released by the U.S. Federal Energy Regulatory Commission, it was estimated that renewable energy made up 57% of new capacity additions in the United States during the first half of 2020. Moreover, according to research from the IEA, 2020 was a record year for renewable energy. According to research from the IEA, growth in the sector is expected to continue: in the power sector, additions of wind and hydropower took global renewable capacity additions to a new record during 2020, accounting for almost 90% of the increase in total power capacity worldwide, while renewable energy capacity is expected to grow by 250% by 2030.

In combination with several political efforts, solar and wind energy resources have now grown to become attractive to investors also from a financial perspective, as the levelized cost of energy, or the LCOE, has fallen across the board between 2010 and 2019 (LCOE is a measure of the average net present cost of electricity generation for a generating plant over its lifetime). For example, the LCOE of onshore wind has decreased by 39% from $0.086 per kilowatt hour in 2010 to $0.053 per kilowatt hour in 2019, offshore wind has decreased by 29% from $0.161 per kilowatt hour in 2010 to $0.115 USD per kilowatt hour in 2019, concentrating solar power decreased by 47% from $0.346 per kilowatt hour in 2010 to $0.182 USD per kilowatt hour in 2019, and utility scale solar photovoltaics has fallen by 82% from $0.378 per kilowatt hour in 2010 to $0.068 USD per kilowatt hour in 2019. Taking into account the changes in the LCOE levels of offshore and onshore wind, concentrating solar power and utility scale solar photovoltaics, we believe that these resources are expected to grow within the next decades. To replace fossil fuels in full, we believe that the world needs energy from a variety of renewable energy sources, as there is not enough energy that can be generated by solar, wind, and other renewable energy resources based on these sources’ current capacity. By combining solar, wind, and water energy sources, we believe that the joint energy consumption demand can be met. According to the Renewables 2023 Global Status Report, in 2022 renewable energy sources (excluding hydropower) accounted for 7.5% of primary energy (up nearly 1% from 2021), while fossil fuels remained at 82%.

Despite a number of initiatives to boost the role of renewables and the electrification of heating and transport, progress in these sectors continues to be relatively slow. Policy makers have paid much less attention to renewable heating and cooling compared to renewable power generation. According to the Renewables 2023 Global Status Report, in the year 2022, three countries had 100% renewable heating and cooling targets and two countries had 100% renewable transport targets. In contrast, 37 countries have 100% renewable electricity targets. If recent progress from the renewable energy sector is taken into account, we believe the gap between fossil fuel consumption and the renewable market can be closed in the near future. Excluding hydropower, the installed global renewable energy sector grew from approximately 630 gigawatts to approximately 2,768 gigawatts, an increase of more than 439%, between 2010 and 2019, according to data from IRENA. Further data from IRENA shows that (i) the wind industry dominated the growth in the renewable energy sector in terms of capacity, where it grew from approximately 180 gigawatts to approximately 622 gigawatts between 2010 and 2019 and (ii) in percentage, the solar photovoltaics sector grew much more with an increase in capacity from approximately 41.5 gigawatts to approximately 584.8 gigawatts during the same time period, an increase of 1,307%. The highest average growth rate of renewables in OECD countries over the past decade has been in solar photovoltaics, which has seen an increase of 38.5% from 2000 through 2019, according to the IEA. The growth in the renewable sector has been due to a number of factors including political support, financial incentives and reduction in the costs of technology making renewable energy cost competitive.

The convergence of cheaper renewable energy technologies, digital applications and the rising role of electricity is a crucial vector change that we believe is central to the prospects for meeting many of the world’s sustainable development goals. Although momentum in the power sector is positive, the power sector alone will not deliver the emission reductions required by the Paris Agreement and the Convention, respectively, nor will it be able to fulfil the aspirations of United Nations’, or the UN, Sustainable Development Goals, an initiative by the UN to promote a more sustainable future. Policies continue to remain critically important for the future of renewables. In order to meet long term climate and other sustainable goals, renewable energy development in these sectors must accelerate. According to the IEA, if progress continues at the currently forecasted pace, renewables would only have a share of approximately 18% in final energy consumption by 2040. This is well below the IEA Sustainable Development Scenario’s benchmark, where the share of renewables in final energy consumption is 28%. As a result, renewable electricity could supply over 42% of global power demand by 2028, an increase of 13% from 2020, according to an analysis and report from the IEA, which we believe indicates that the renewable electricity sector on track to meet long-term climate and sustainability goals. Below is a brief summary highlighting the recent expansion of the renewable energy market.

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

Market growth for renewable energy has so far been somewhat restrained due to the high cost of investment. However, increased government funding and development in the technologies present new opportunities for future growth. Energy efficiency represents what could be the single largest potential contributor to global emissions reduction. The switch to this type of energy has the potential to reduce carbon dioxide emissions by billions of tons. For example, according to the World Resources Institute, in 2017 the United States passed the milestone of 1 billion light-emitting diode (LED) and compact fluorescent (CF) lights installed, avoiding what is estimated to be 142 million tons a year of carbon dioxide emissions, at a cost of about $7 per ton of avoided carbon dioxide. Political initiatives relating to the slowing of global warming include, but are not limited to:

●	The Paris Agreement, which was agreed upon at the UN’s annual climate conference in 2015 and signed in 2016, provides that signatories party to such agreement undertake specific measures to reduce emissions and slow down global warming. As of February 26, 2025, of the 198 parties to the Convention, 195 parties have ratified the Paris Agreement. The U.S. withdrew from the Paris Agreement on January 20, 2025.

●	The EU’s climate and energy goal states that greenhouse gas emissions by 2030 shall be reduced by 55% by the end of 2030 compared to 1990. In 2030, 32% of total energy consumption is expected to originate from renewable energy sources.

●	At the 2024 United Nations Climate Change Conference, more commonly known as COP29, plans to mitigate the effects of climate change and help developing nations transition to more sustainable energy sources were agreed to.

In leading renewable markets such as Denmark, supranational, national and local community interests are aligned on the utilization of renewable energies. In the United States, under President Trump, the federal government is intent on reforming certain regulations that may inhibit the construction and building out of renewable energy infrastructure. In others, such as Australia, where the national leadership is retreating on decarbonization efforts, cities, communities, and corporations have become the most relevant actors. They have stepped up to fill the vacuum and demand has continued to grow. Finally, the emerging markets that will see the most significant growth in electricity demand as they develop have leaped into a position of solar and wind leadership.

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

In recent years, the U.S. Congress has considered legislation to reduce emissions of GHGs, including methane and carbon dioxide, byproducts of burning fossil fuels. In August 2022, the U.S. Congress passed, and former President Biden signed into law, the IRA, which provides $128 billion in new funding for renewable energy and grid energy storage. Since its passage last year, the IRA has resulted in the announcement of more than 270 new clean energy projects, with $132 billion in private investments, according to a Bank of America report from August 2023. On January 20, 2025, however, President Donald Trump issued an executive order directing federal agencies to immediately pause the disbursement of funds appropriated through the IRA.

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

Wave Energy Services

In addition to our operations involving the sale/lease of our WEC technology, we also intend on expanding our product offering by providing increased project development products and services. One of these services is the offering of feasibility studies for our potential clients, which we believe will add to customer value and may provide an additional revenue stream for us in the event the feasibility study leads to initiation of commercial projects. During 2020, we entered into our first Feasibility Study Agreement with MSMART Future Technology in Vietnam, which was completed during 2021, and have since entered additional such agreements in Bangladesh, Greece, Israel, the United States, India and Morocco. These feasibility studies are conducted to study the wave energy resource and preliminary project feasibility potential at a specific location and are performed as a precursor to a more robust collaboration and project at the location.

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

●	Reliable. We believe that our technology is extremely reliable as compared to other WEC technologies, and more specifically those that are offshore solutions. Unlike many of our competitors, our WEC technology, with the exception of our floater mechanisms, is located on land. Therefore, our conversion unit (the part of the system that holds the energy generation equipment) is not subject to an aggressive offshore marine environment. Furthermore, we utilize a storm protection mechanism, which is meant to prevent damage to the floaters during storms.

●	Cost Efficient. The price of our WEC technology is highly competitive (on the commercial scale of 20 MW and above) with a total forecasted capital expenditure of EUR 1.2 million ($1.3 million) to EUR 1.8 million ($1.9 million) per megawatt (the actual price may vary and final price is dependent on the amount of floaters needed per site, the work that must be performed for the installation of the systems to the existing structure, or the necessity of the construction of a new structure, and the proximity to the nearest substation or grid connection point). This capital expenditure is significantly lower than the price of the offshore competition, which, according to the World Energy Council World Energy Perspective Cost of Energy Technologies report, can range from a minimum of $5.18 million (EUR 4.96 million) per megawatt to a sum as high as $15.61 million (EUR 14.5 million) per megawatt, due to the fact that during both the installation of our system and the necessary operation and maintenance activities, we do not require the use of ships, divers, underwater cabling and mooring associated with offshore systems. As to the LCOE, based on our internal calculations that were derived using the International Energy Agency’s Ocean Energy Systems project LCOE calculation metrics, combined with our assumptions, we believe that it can be as low as EUR 42 ($44) per megawatt hour, in commercial scales.

●	Insurability. The reduced capital expenditures and high reliability associated with our WEC technology, as compared to various offshore solutions, has allowed us to receive insurance coverage for our power stations. For example, our installations in Gibraltar and Israel have been insured by notable insurance companies. Although we are able to maintain what we believe is sufficient insurance, we still face risks in connection with the insurance coverage that we maintain for our technology. See “Item 3. D. Risk Factors — Risks Related to Product Development and Commercialization” for additional information.

●	Modular and Scalable Design. Our WEC technology is fully modular, allowing us to scale projects, which is expected to minimize the common risks entailed in scalability. Our WEC technology can be scaled up to large-scale units of one megawatt or down to a few kilowatts for a purpose-built project.

●	Environmentally friendly. Our WEC technology does not connect to the ocean or sea floor, and as such, it is considered to be a more environmentally friendly and cleaner energy system.

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

Marketing and Sales

We continue to enhance our marketing capabilities across our target markets and we are actively marketing our WEC technology. We currently use a direct sales force consisting of employees and industry expert consultants. Among other things, we attend industry conferences and cleantech forums such as the UN Summits on Climate Change, the World Energy Congress and the Smart Energy Summit. We also host delegations and dignitaries for demonstration tours of our plant in our offices and in our power station in Jaffa Port and at our site at the Port of Los Angels, as well as participate in governmental trade and investment delegations.

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

We are subject to various regulations and require various licenses and permits for construction and operation of our wave energy power station, for example, a Private Use of Maritime Public Domain Title, the TURH. A wave energy power station with capacity up to one megawatt in Portugal requires formal confirmation from a municipality that a prior control procedure, such as construction licensing proceeding or prior communication, is applicable for the project. Additionally, the Directorate General for Energy and Geology needs to approve and accredit the party, applying to construct and operate a wave energy power station with capacity up to one megawatt, as well as to provide permission to the party to connect to the grid. A party seeking to construct and operate a wave energy power station with capacity above one megawatt, in addition to the foregoing permits and licenses, is also required to carry out a preliminary environmental study and obtain a construction permit from the city council, among other things.

In March 2024, we received the final approval necessary for the commencement of the construction works of our first commercial-size project in Porto (TURH license) from APDL. As a result, we have issued a performance bond to APDL, meant to solidify our commitment for the construction of the first commercial wave energy project within a two-year period.

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

Eco Wave Power Ltd., also referred to as EWP Israel, is our wholly-owned subsidiary incorporated in Israel in 2011. As of February 26, 2025, the subsidiary has 11 employees and contains the majority of the management, marketing, sales and engineering personnel in our Company. EWP Israel is responsible for the management of our subsidiary companies, the development of our project pipeline, the operation of our Company’s existing projects, the development and construction of new projects, research and development activities for our wave energy technology, and the maintenance and expansion of our intellectual property portfolio.

Eco Wave Power U.S. is our U.S. subsidiary that serves as the North American base for our executives and team. We have established a corporate office in Miami, Florida for our U.S. subsidiary with a view to strengthening business activities in the United States, including the overseeing of our existing operations in the Port of Los Angeles and any prospective commitments, pursuant to federal and state legislation.

Eco Wave Power Gibraltar Ltd., or EWP Gibraltar, is a wholly-owned subsidiary of EWP Israel, incorporated in Gibraltar in 2015. EWP Gibraltar operates as the subsidiary which managed the operation and maintenance of our Gibraltar power station and was responsible for the development of the project.

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

Eco Wave Power Australia PTY Ltd., or EWP Australia, is a wholly-owned subsidiary of EWP Israel, incorporated in Australia in 2019. EWP Australia operates as the main company for the development of the our operations in Australia.

Suzhou Eco Wave Power Technology Co. Ltd. is a partly-owned subsidiary of EWP Israel, incorporated in China in 2014. As of February 26, 2025, the subsidiary has one employee. Suzhou Eco Wave Power Technology Co. Ltd. operates as the main company for the development of our operations in China.

D.	Property, Plant and Equipment.

Our headquarters are located at 52 Derech Menahem Begin St., Tel Aviv 6713701, where we occupy approximately 290 square meters. Our lease ends on November 20, 2026. The lease agreement includes two consecutive one year extension options subject to a 5% price increase at the lessor’s discretion. We moved to our headquarters in March 2023. Our monthly rent payment as of February 26, 2025 is approximately NIS 32,500 (approximately $9,000).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2023 compared to the year ended December 31, 2022 can be found in our Annual Report for the fiscal year ended December 31, 2023 filed with the SEC on March 28, 2024 (File No. 001-40554).

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

We have entered into a variety of agreements with parties interested in the utilization of our WEC technology. These agreements consist of power purchase agreements, concession agreements, turnkey agreements, and other agreements in various stages, including letters of intent. Based on the terms of the agreements and our own calculations, we believe that we have a total worldwide pipeline of projects that may be over 404.7 megawatts in size. Although the majority of the megawatts included in our pipeline are subject to preliminary agreements, we have a limited amount of megawatts that are subject to more advanced agreements, such as our Power Purchase Agreement in Gibraltar (which we are not currently actively working on advancing) for five megawatts, a Concession Agreement in Portugal for up to 20 megawatts, an Agreement in Spain for up to 2MW, an Interconnection Agreement in Mexico for up to 25 megawatts (which we are not currently actively working on advancing), a Pioneering Technology approval from the Israeli Ministry of Energy to construct a 100 kilowatt (or 0.1 megawatt) WEC array and a collaboration agreement with AltaSea in the Port of Los Angeles. Pursuant to this collaboration agreement, we signed a pilot test agreement on January 3, 2024 for the development of a wave energy pilot in the AltaSea premises in the Port of Los Angeles between us and Shell. In August 2024, we received the final nationwide permit from the U.S. Army Corps of Engineers for the project, issued under Nationwide Permit 52 for water-based renewable energy generation pilot projects which authorizes us to install eight wave energy floaters on the piles of an existing concrete wharf structure on the east side of Municipal Pier One. Although some of these agreements may be deemed to be definitive, there is no guarantee that we will complete the construction of any WEC system for such projects, as certain conditions must be met and certain licenses obtained to advance to the construction stage of such projects. (See Item. 4.D. – “Risk Factors — Risks Related to Our Business Operations” for risks associated with our pipeline projects and Item. 4.B. – “Business — Project Pipeline” for additional information).

We plan to continue to develop the projects in our pipeline, specifically, the construction of our pilot project at the AltaSea premises in the Port of Los Angeles and to work towards implementing our megawatt project in Portugal and/or other locations, further expand our project pipeline, conduct research and development aimed at continuing to upgrade and improve our WEC technology, continue the reinforcement of our patent portfolio, and to expand the team that will help us achieve our growth strategy. We expect the development cost of launching any commercial-scale project (i.e., at least 20 megawatts), will range from EUR 1.2 million ($1.3 million) to EUR 1.8 million ($1.9 million) for the cost of equipment per megawatt. In addition to the cost of equipment, the cost to launch a commercial-scale project will also include installation and connection to the local/regional electricity grid, which cost may significantly vary in accordance with the condition of the breakwater and/or the construction of a novel marine structure, and the distance from the nearest grid connection point. In addition, the price may vary significantly due to the wave climate in the region, as regions with lower wave climates may require significantly larger amounts of floaters to reach an adequate capacity factor. At this time, most of our projects are either not of a commercial nature or in too early stage of their development to determine the exact final construction, installation, and grid connection costs. In addition, we expect that the costs of completing our pipeline projects will be impacted by applicable government regulations, some of which may cause the actual cost of getting to commercial launch to become more expensive.

The EDF EWP One 100 kilowatt (or 0.1 megawatt) installed capacity project, the construction of which has been completed, cost approximately $1 million. The cost of the project was more than originally expected due to component price increases resulting from supply chain disruptions that have occurred since 2020 and other various research and development activities performed at the site. The costs have been divided equally between us and EDF Renewables IL.

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

Revenue

Our 2024 revenues of $168 thousand were from a wave energy project agreement in Taiwan. To date, we have not yet generated significant revenue from sales of our WEC technology or power stations but we expect to generate significant revenue from product and electricity sales in the future.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, sales and marketing expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, depreciation and other research and development expenses.

The following table discloses the breakdown of research and development expenses:

	For the Year Ended December 31,
USD in thousands	2024	2023
Payroll and related expenses	576	514
Depreciation	80	95
Other research and development expenses	21	65
Total	677	674
Less – Grants received	(141)	(155)
Total	536	519

We expect that our research and development expenses will materially increase as we grow our project pipeline and increase project execution rates in new locations.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries, marketing and advertising services, including public relations and investor relations, and travel.

The following table discloses the breakdown of sales and marketing expenses:

	For the Year Ended December 31,
USD in thousands	2024	2023
Payroll and related expenses	124	157
Overseas travels	92	165
Other	85	53
Total	301	375

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

The following table discloses the breakdown of general and administrative expenses:

	For the Year Ended December 31,
USD in thousands	2024	2023
Payroll and related expenses	737	705
Professional services	463	509
Depreciation	102	75
Other	471	475
Total	1,773	1,764

We expect that our general and administrative expenses will materially increase as we grow our operations, specifically in terms of employee headcount, professional support and legal costs due to the planned implementation of our first U.S. project in the Port of Los Angeles, the implementation of our first commercial scale project in Portugal and implementation of our first project in Taiwan.

Results of Operations

Comparison of the Year Ended December 31, 2024 and 2023

The following table summarizes our results of operations for the year ended December 31, 2024 and 2023:

	For the Year Ended December 31,
USD in thousands	2024	2023
Revenues	168	306
Cost of sales	(42)	(59)
Gross profit	126	247
Research and development expenses	(536)	(519)
Sales and marketing expenses	(301)	(375)
General and administrative expenses	(1,773)	(1,764)
Other income	225	17
Share of net loss of a joint venture accounted for using the equity method	(79)	(19)
Operating loss	(2,338)	(2,413)
Financial income, net	230	547
Net loss	(2,108)	(1,866)

Revenues

Revenue decreased by $138 thousand, or 45%, to $168 thousand for the year ended December 31, 2024, compared to $306 thousand for the year ended December 31, 2023. This revenue was generated from a wave energy project in Taiwan. As of December 31, 2024, we have generated revenue from wave energy projects and from performing feasibility studies. However, we have not yet generated significant revenue from the sale of our WEC technology or power stations.

Cost of Sales

Cost of sales decreased by $17 thousand, or 29%, to $42 thousand, for the year ended December 31, 2024, compared to $59 thousand for the year ended December 31, 2023. This cost of sales is attributable to services we provided in connection with wave energy project in 2024 and with services we provided in connection with feasibility studies in 2023.

Research and Development Expenses

Research and development expenses increased by $17 thousand, or 4%, to $536 thousand for the year ended December 31, 2024, compared to $519 thousand for the year ended December 31, 2023. This increase was primarily attributable to an increase in payroll and related expenses of $62 thousand, a reduction in depreciation expenses of $15 thousand, and a reduction in other research and development expenses of $44 thousand.

Sales and Marketing Expenses

Sales and marketing expenses decreased by $74 thousand, or 19.7%, to $301 thousand for the year ended December 31, 2024, compared to $375 thousand for the year ended December 31, 2023. This decrease was primarily attributable to a reduction in payroll and related expenses of $33 thousand, a reduction in travel expenses of $73 thousand and an increase in marketing activities of $32 thousand.

General and Administrative Expenses

General and administrative expenses increased by $9 thousand, or 0.5%, to $1,773 thousand for the year ended December 31, 2024, compared to $1,764 thousand for the year ended December 31, 2023. This increase was mainly attributable to a $95 thousand increase in travel expenses, a $32 thousand increase in payroll and related expenses, a $27 thousand increase in depreciation, a $46 thousand reduction in professional services, a $97 thousand reduction in the director and officer insurance expenses, and a $2 thousand decrease in other services expenses.

Other Income

Other income for the year ended December 31, 2024, amounted to $225 thousand, compared to $17 thousand for the year ended December 31, 2023. This increase was primarily attributable to $164 thousand in income from our services in connection with demonstrating a wave energy project development and the implementation thereof in the U.S. The remaining $61 thousand was attributable to a Vital Voice Global Partnership award of $25 thousand and an EUR 20 thousand ($21 thousand) EDF Pulse Award in the category of developing a profitable, decentralized wave energy technology.

Share of net loss of a joint venture accounted for using the equity method

Share of net loss of a joint venture accounted for using the equity method increased by $60, or 315%, to $79 thousand for the year ended December 31, 2024, compared to $19 thousand for the year ended December 31, 2023. This increase was primarily attributable to depreciation and other operational costs in connection with the commencement of the Jaffa Port project’s operation and the subsequent connection to the Israeli national power grid.

Operating loss

Operating loss decreased by $75 thousand, or 3%, to $2,338 thousand for the year ended December 31, 2024, compared to $2,413 thousand for the year ended December 31, 2023. This decrease was primarily attributable to a reduction in operating expenses.

Financial Income (Expenses), Net

Net financial income decreased by $317 thousand, or 58%, to $230 thousand for the year ended December 31, 2024, compared to $547 thousand for the year ended December 31, 2023. This decrease was primarily attributable to a reduction in income from foreign exchange rate differences as a result of the U.S. dollar’s appreciation against the Swedish Kronor.

Net Loss

Net loss increased by $242 thousand, or 13% to $2,108 thousand for the year ended December 31, 2024, compared to $1,866 thousand for the year ended December 31, 2023. This increase was primarily attributable to a decrease of $317 thousand in net financial income, which was primarily attributable to a reduction in income from foreign exchange rate differences as a result of the U.S. dollar’s appreciation against the Swedish Kronor.

B.	Liquidity and Capital Resources.

Overview

Since the inception of EWP Israel and through December 31, 2024, we have funded our operations principally with $28.4 million from the sale of our Common Shares in our initial public offering on Nasdaq First North, from private issuances of Common Shares, from our initial public offering of our ADSs on the Nasdaq Capital Market, through our registered direct offering from December 2024, from shareholder loans and from the receipt of various government grants. As of December 31, 2024, our cash, cash equivalents and short term bank deposits were $9.3 million of which $7.8 million was in cash and $1.5 million in short term bank deposits.

The table below presents our cash flows for the periods indicated:

	For the Year Ended December 31,
USD in thousands	2024	2023
Cash used in operating activities, net	(1,817)	(2,601)
Cash provided by investing activities, net	2,926	1,223
Cash provided by (used in) financing activities, net	2,577	(81)
Net increase (decrease) in cash and cash equivalents	3,686	(1,459)
Effect of exchange rate changes on cash and cash equivalents	(122)	445

Operating Activities

Net cash used in operating activities decreased by $0.8 million to approximately $1.8 million for the year ended December 31, 2024, compared to approximately $2.6 million for year ended December 31, 2023. This decrease was mainly attributable to a reduction in net working capital due to collection from customers and an increase in non-cash expenses.

Net cash used in operating activities of $1.82 million during the year ended December 31, 2024 primarily reflects our net loss of $2.11 million for the period. The cash used in operating activities was reduced mainly through the elimination of certain non-cash items, including $134 thousand of depreciation expenses and $157 thousand of other non-cash items and changes in certain components of working capital.

Net cash used in operating activities of $2.6 million during the year ended December 31, 2023 primarily reflects our net loss of $1.87 million for the period. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items, including $170 thousand of depreciation expenses and was increased by $905 thousand of other non-cash items and changes in components of working capital.

Investing Activities

Net cash provided by investing activities increased by $0.7 million to $2.9 million for the year ended December 31, 2024, compared to $1.2 million net cash used for investing activities for the year ended December 31, 2023. The increase in cash used in investing activities in 2024 was mainly attributable to the increase in net proceeds from short-term bank deposits and interest on bank deposits.

Net cash provided by investing activities in the year ended December 31, 2024 of $2.9 million consisted mainly of $2.6 million in net proceeds from short-term bank deposits, $396 thousand in interest received on bank deposits, an investment of $32 thousand in a joint venture and $33 thousand in the purchase of property and equipment.

Net cash provided by investing activities in the year ended December 31, 2023 consisted mainly of $1 million in net proceeds from short term bank deposits, $279 thousand in interest on short term bank deposits, a $50 thousand investment in a joint venture and purchases of property and equipment in the amount of $6 thousand.

Financing Activities

Net cash provided by financing activities increased by $2.5 million to $2.6 million for the year ended December 31, 2024, compared to net cash used in financing activities of $0.1 million for the year ended December 31, 2023. This increase was mainly due to the receipt of $3 million in gross proceeds from a registered direct offering, net of offering expenses of $272 thousand.

Net cash provided by financing activities in the year ended December 31, 2024 amounted to $2.6 million and consisted mainly of $3 million in gross proceeds from a registered direct offering, net of offering expenses of $272 thousand.

Net cash used in financing activities in the year ended December 31, 2023 consisted mainly of the principal elements of lease payments in the amount of $0.1 million.

On March 7, 2019, EWP Israel signed a loan agreement with PortXL Netherlands B.V., or PortXL, to provide EWP Israel with EUR 100,000 (approximately $105,000). The loan consisted of two components: (1) EUR 85,000 (approximately $89,000) in kind consisting of services related to participating in PortXL’s startup accelerator program was provided; and (2) EUR 15,000 (approximately $16,000) was provided in cash. The loan bears a compounded fixed interest of 5% per annum, accruing from April 1, 2019 through March 31, 2028. The outstanding balance of the loan and any accrued and unpaid interest thereon shall be due and payable in five annual installments, commencing from April 1, 2023. EWP Israel is entitled to prepay any part of the loan and/or the interest at any time, without any premium or penalty in its sole discretion. To the extent that EWP Israel fails to repay the loan when due, PortXL shall be entitled, as a sole remedy, to be issued ordinary shares of EWP Israel in such number equal to the unpaid balance of the loan and the accrued interest, divided by $357.825, which is the value of such ordinary shares prior to our initial public offering on Nasdaq First North. According to the loan agreement, EWP Israel is obligated to send PortXL audited financial statements, once such statements are available. As of December 31, 2024, the amount outstanding under the loan agreement with PortXL was $138,000.

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

As of December 31, 2024, we also have indebtedness from loans received from a related party. (See Item. 7.B. – “Related Party Transactions” for additional information). In connection with a loan received during the course of 2011 through 2016, EWP Israel entered into loan agreements with David Leb, a shareholder of the Company and a member of our board of directors, in the amounts of $200,000 and $800,000, or the First Shareholder Loan and the Second Shareholder Loan, respectively. According to the terms of the First Shareholder Loan, EWP Israel agreed to repay the borrowed amount through monthly payments of $666, commencing from January 2019. The First Shareholder Loan carries an annual interest rate of 4% per year, compounded annually and the principal amount and the interest thereon were scheduled to mature in January 2020. Pursuant to a side letter entered into in January 2021 by us and Mr. Leb, the First Shareholder Loan is scheduled to mature in January 2022. The First Shareholder Loan principal was paid in 2022. The accrued interest remained as a current liability to a related party in the statement of financial position. According to the terms of the Second Shareholder Loan, EWP Israel agreed to repay the borrowed amount, interest-free, within 36 months, or the Maturity Date. In the event repayment is not made by the Maturity Date, the Second Shareholder Loan will begin to carry an interest rate of 4% per annum. We are currently accruing interest on the loan amount, as we have not yet decided whether to repay the loan, as per the terms of the loan agreement. Pursuant to a side letter from Mr. Leb dated December 31, 2021, the repayment of the loan will depend on the Company’s financial condition and any demand to repay the loan will not be made prior to January 2023. The accrued interest is classified as a current liability to a related party in our statement of financial position as of December 31, 2024.

On December 12, 2024, we closed a registered direct offering of 291,000 ADSs at a purchase price of $10.00 per ADS, and pre-funded warrants to acquire up to 9,000 ADSs, at purchase price of $9.9999 per pre-funded warrant, each representing eight of our common shares, for gross proceeds of $3.0 million, before deducting placement agent fees and offering expenses of $272 thousand. In December 2024, all of the pre-funded warrants were exercised into ADSs. Maxim Group LLC acted as the sole placement agent for this offering. The net proceeds from this offering were designated to our advancing the execution of our projects, including the project in Portugal.

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

Non-royalty bearing grants that we have received, and which we are not required to repay, include an Australian Dollar 75,000 ($51,000) non-royalty bearing grant from the government of Queensland Australia in order to support our operations and further growth in Australia, along with an EUR 50,000 ($52,000) grant from the European Commission’s Horizon 2020 program, a $2,500 grant from Vital Voices Global Partnership to install certain equipment for the power station at the EDF EWP One Project and an EUR 7,500 ($8,000) grant from MazeX program for marketing and business development in Portugal, a GBP 104,000 (approximately $131,000) grant from Innovate UK through the Energy Catalyst Round 8: clean energy- experimental development competition, a 8,480 GBP ($11,000) grant from the Wohl Clean Growth Alliance and three payments worth EUR 151,700 (approximately $158,000) from the EU Horizon 2020 Research and Innovation Programme as part of the ILIAD consortium. In 2023, we also received a NIS 90,000 ($25,000) GREENinMED grant provided by the European Union. In 2024, we received GBP 36,715 (approximately $46,000) from Innovate UK’s Energy Catalyst program Round 10 as a first interim payment for the first quarter of the program as well as EUR 17,886 (approximately $19,000) from ERDF (Ports Towards Energy Self-Sufficiency program).

We also were granted approval for a royalty-bearing grant in the aggregate amount of up to NIS 492,000 (approximately $135,000) that we have received from the Israeli Ministry of Energy pursuant to a financing agreement. To date we have received NIS 492,000 (approximately $135,000) of the grant. Pursuant to the terms of this agreement, we received installation payments, which started in January 2019 and ended in July 2023 after we filed the final project report with the Israeli Ministry of Energy. We are committed to pay royalties at a rate of 5.0% from commercialization of the project’s know-how and intellectual property (if any is developed) up to the cumulative amount of the grant, linked to the Israeli consumer price index, and with the addition of the interest rate of the Accountant General of Israel.

Current Outlook

We have financed our operations to date primarily through proceeds from the sale of our Common Shares in our initial public offering on Nasdaq First North, from private issuances of shares by EWP Israel prior to our initial public offering on Nasdaq First North, from the initial public offering of our ADSs on Nasdaq Capital Market, through our registered direct offering from December 2024, from shareholder loans and from the receipt of various government grants. We have incurred losses and generated negative cash flows from operations since the inception of EWP Israel in 2011. Through the end of 2024, we have not generated any significant revenue.

As of December 31, 2024, our cash, cash equivalents and short term bank deposits were $9.3 million, of which $7.8 million was in cash and cash equivalents and $1.5 million in short term bank deposits. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations through at least the next 12 months period from the date of this annual report on Form 20-F. However, we will require significant additional financing in future periods to continue to fully execute our business plans.

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

For a description of our research and development programs and the amounts that we have incurred in the past two years pursuant to these programs, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Operating Expenses – Research and Development Expenses” and “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Comparison of the year ended December 31, 2024 to the year ended December 31, 2023 – Research and Development Expenses.”

In the years ended December 31, 2024, 2023, and 2022, our research and development expenses were $0.54 million, $0.51 million and $0.89 million, respectively, which consisted primarily of payroll and related personnel expenses.

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

Research and development expenses

Research and development expenses are recorded in accordance with the accounting policies detailed in Note 2(n) to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our management has examined the research and development expenses capitalization conditions specified in Note 2(n) to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F and, in its opinion, as of December 31, 2024, the Company did not meet them for the year ended December 31, 2024. Therefore, as of December 31, 2024, we have not capitalized research and development expenses, and research and development expenses were charged to the income statement.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this annual report on Form 20-F:

Name	Age	Position
Mats Andersson(1)(2)	76	Chairman of the Board of Directors
Inna Braverman	38	Chief Executive Officer, Director
Aharon Yehuda	62	Chief Financial Officer
Annath Abecassis(1)(2)	53	Director
David Leb(2)	62	Director
Gilles Amar(1)(2)	62	Director

(1)	Member of the Audit Committee

(2)	Independent Director (as defined under Nasdaq Stock Market rules)

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

Inna Braverman, Chief Executive Officer, Director

Inna Braverman co-founded EWP Israel in 2011 and has served as its Chief Executive Officer since its founding in 2011 and has served as our Chief Executive Officer since our incorporation in 2019. Ms. Braverman holds a B.A. in Political Science and Government and English Language and Literature from Haifa University in Israel. Under her leadership, the Company installed its first grid-connected wave energy array, secured a significant projects pipeline of more than 404.7MW, and became the first Israeli company to ever list on Nasdaq Stockholm. Inna was recognized by Wired Magazine as one of the “Females Changing the World”, by Fast Company as one of the world’s “Most Creative People in Business for 2020” and is the winner of the United Nations “Global Climate Action Award”.

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

The following table presents all compensation paid by us to each of our directors and senior managers for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. During the year ended December 31, 2024, we did not pay any share-based compensation nor did we pay any other bonuses to our directors and senior management team.

All amounts reported in the tables below reflect the cost to the Company, in thousands of USD, for the year ended December 31, 2024.

	Salary	Pension, Retirement and Other Similar Benefits	Total
Inna Braverman, Chief Executive Officer	$525	86	611

Aharon Yehuda, Chief Financial Officer	$185	20	205

Mats Andersson, Chairman of the Board of Directors	$31	-	31

Annath Abecassis	$19	-	19

David Leb	$19	-	19

Gilles Amar	$19	-	19

Total	$798	106	904

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

The members of our audit committee include Mats Andersson, Annath Abecassis, and Gilles Amar, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Gilles Amar serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that Gilles Amar is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

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

On December 31, 2022, we had 12 full-time employees. On December 31, 2023, we had 13 full-time employees. On December 31, 2024, we had 12 full-time employees.

As of February 26, 2025, we had 12 full-time employees, including two executive officers. Of these employees, 11 are located in Israel and one is located in China. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union, and we believe our employee relations are good.

E.	Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Option Plan

Long-Term Incentive Plan

We have established two warrant programs, as an incentive for our directors, employees and consultants: the 2020/2024:A Warrant Program, or Program A, and the 2020/2024:B Warrant Program, or Program B, both of which were approved by our shareholders in 2020 and amended in 2022. We refer to Program A and Program B as the Programs. Each warrant issued under the Programs entitles the holder to subscribe for our common shares at a specified exercise price during a specified subscription period and may only be exercised for a whole number of shares. In addition, by default, warrants are issued with preemptive rights, provided, however, that upon obtaining shareholder approval for the issuance of warrants, the shareholders may elect to waive such rights for the term of the warrant. At the annual general meeting held on June 30, 2022, it was resolved upon amending the terms for the Programs, extending the period for each program during which the warrants may be exercised for subscription of new shares. At the annual general meeting held on June 27, 2024, it was resolved upon amending the terms for Program B to include Inna Braverman and David Leb in their roles as board members. The material terms of the Programs are summarized below.

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

The warrant holders are entitled to subscribe for one new common share in the Company for each warrant during the period starting on June 26, 2024 up and including December 31, 2030, with the exercise price per share amounting to SEK 0.02. Pursuant to the terms of Program A, warrant holders are entitled to an adjustment of the number of warrants issued and/or the applicable exercise price in the event of certain corporate changes. Events giving rise to an adjustment in certain cases include, among other things, new issuance of shares, an issuance of additional warrants or convertible debentures, the issuance of bonus shares, in each case, assuming that the preemptive rights for the issued warrants have not been waived, a consolidation or a share split or if the Company under other circumstances directs an offer to the shareholders, assuming that the preemptive rights associated with such warrants (pursuant to the principles set forth in Chapter 13, section 1 of the Swedish Companies Act) have not been waived, to purchase securities or rights of any kind from the Company. Notwithstanding events that may give rise to adjustments as described above, the exercise price may never be lower than the par value of the Company’s shares.

Program B

Under Program B, which is an incentive program for our directors and certain consultants, we are permitted to issue up to a maximum of 527,922 warrants to purchase up to an equal number of common shares. The warrants are represented by warrant certificates issued for a certain person. Warrant certificates are issued by the company in connection with the issuance of the warrants as well as for exchanges and conversions of warrant certificates in connection with transfers and when otherwise required.

The warrant holders are entitled to subscribe for one new common share in the Company for each warrant during the period starting on June 26, 2024 up and including December 31, 2027, with the exercise price per share amounting to SEK 9.38. Pursuant to the terms of Program B, warrant holders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain corporate changes. Events giving rise to an adjustment in certain cases include, among other things, new issuance of shares, an issuance of additional warrants or convertible debentures, the issuance of bonus shares, in each case, assuming that the preemptive rights for the issued warrants have not been waived, a consolidation or a share split or if the Company under other circumstances directs an offer to the shareholders, assuming that the preemptive rights associated with such warrants (pursuant to the principles set forth in Chapter 13, section 1 of the Swedish Companies Act) have not been waived, to purchase securities or rights of any kind from the Company. Notwithstanding events that may give rise to adjustments as described above, the exercise price may never be lower than the par value of the Company’s shares.

F.	Action to Recover Erroneously Awarded Compensation.

[Not applicable.]

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Common Shares as of February 26, 2025, by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Common Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Except as indicated in footnotes to this table, we believe that the shareholder named in this table has sole voting and investment power with respect to all shares shown to be beneficially owned by it, based on information provided to us by such shareholder. The shareholders listed below do not have any different voting rights from any of our other shareholders. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Common Shares. Common Shares issuable under share options that are exercisable within 60 days after February 26, 2025 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

We believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o Eco Wave Power Ltd., 52 Derech Menachem Begin St., Tel Aviv-Yafo, Israel 6713701.

	No. of Shares Beneficially Owned	Percentage owned(1)
Holders of more than 5% of our voting securities:
David Leb	11,850,902	25.36%
Inna Braverman	11,481,200	24.57%
Directors and executive officers who are not 5% holders:
Aharon Yehuda	—	—
Annath Abecassis	—	—
Mats Andersson	*	*
Gilles Amar	*	*
All directors and executive officers as a group (5 persons)	*	49.93%

*	Less than 1%.

(1)	The percentages shown are based on 46,733,844 Common Shares issued and outstanding as of February 26, 2025.

Changes in Ownership of Major Shareholders

Over the course of 2024, there was a decrease in the percentage ownership of our major shareholders from 56% on December 31, 2023 to 50% on December 31, 2024, mainly due to public offering of 3 million ADSs, representing 2.4 million Common Shares. In addition, Ms. Braverman sold 33,600 ADSs, pursuant to a Rule 10b5-1 plan, representing 268,800 of our common shares, in December 2024.

Over the course of 2023, there were no increases or decreases in the percentage ownership of our major shareholders.

Over the course of 2022, there were no increases or decreases in the percentage ownership of our major shareholders.

Record Holders

As of February 11, 2025, there were 1,862 shareholders of record of our Common Shares, of which eight had registered addresses in the United States. Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of February 11, 2025, there were a total of 78 holders of record of our ADSs on record with the Depository Trust Company. This number is not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

A copy of our articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.3 to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, 14.1% of our liquid assets are held in SEK and 82.6% are held in USD while a certain portion of our expenses are denominated in NIS. For instance, in 2024, approximately 60% of our operating expenses were denominated in NIS. An increase of 5% and 10% in the USD exchange rate would have decreased our operating expenses by 2.9% and 5.5%, respectively. A decrease of 5% and 10% in the USD exchange rate would have increased our operating expenses by 3.2% and 6.7%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our SEK denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

The net proceeds from the offering have been used, and are expected to continue to be used, as described in the registration statement on Form F-1, as amended (File Number 333-256515). As of February 26, 2025, we have not used all amounts of net proceeds from our IPO.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were ineffective due to the material weakness mentioned in Item 3.D. — Risk Factors — General Risk Factors.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that due to the small-scale nature of our company and the difference in regulatory requirements between Sweden and the United States, we currently do not have sufficient finance staff to provide for effective control over our period-end financial reporting process. As of the date of this annual report on Form 20-F, we have not remediated this material weakness. Therefore, our management has concluded that our disclosure controls and procedures were ineffective due to the material weakness as of December 31, 2024 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c)	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2024 and December 31, 2023.

The following table provides information regarding fees billed by Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, in relation to the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023

Audit fees (1)	$85	$80
Audit-related fees (2)	30	$10
Tax fees (3)	-	-
All other fees	-	-
Total	$115	$90

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and review of our interim financial statements.

(2)	Includes professional services rendered in connection with our registration statement on Form F-3.

(3)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 27, 2024, at our 2024 annual general meeting, authorization was granted to members of the board of directors to purchase our common shares, through ADSs, so long as the repurchases are made only on Nasdaq or any other regulated market, that the maximum number of common shares repurchased does not exceed 10 percent of the total number of our common shares at any given time, that the repurchases are only made at a price within the range of the highest purchase price and lowest selling price at any given time and that payment for the shares is in cash.

In the year ended December 31, 2024, 7,625 ADSs, representing 61,000 of our common shares, were repurchased by the company at an average price of $0.813 per share for a total consideration of $50 thousand.

Period	Total number of shares (or units) purchased	Average price paid per share (or units)	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
September 1 to September 30, 2024	47,800	$0.53	-	4,434,704
October 1 to October 31, 2024
November 1 to November 30, 2024
December 1 to December 31, 2024	13,200	$1.84	-	4,673,384

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale and other transactions in our securities that applies to our directors, senior management, employees, consultants, contractors and other covered persons, including immediate family members and entities controlled by any of the foregoing persons.

This policy prohibits, among other things, insider trading and certain speculative transactions in our securities (including short sales, buying put and selling call options and other hedging or derivative transactions in our securities) and establishes a regular blackout period schedule during which directors, senior management, employees, and other covered persons may not trade in our securities, as well as certain pre-clearance procedures that directors and officers of the Company, the Company’s subsidiaries and/or affiliates must observe prior to effecting any transaction in our securities.

We believe that the policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. A copy of the policy is filed as Exhibit 11.1 to this Form 20-F.

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

ITEM 19. EXHIBITS.

Exhibit	Description
1.1	Amended Articles of Association of Eco Wave Power Global AB (publ), filed as Exhibit 99.2 to Form 6-K, filed on June 30, 2023, and incorporated herein by reference.
2.1	Form of Deposit Agreement, filed as Exhibit 4.1 to Form F-1, filed on June 23, 2021, and incorporated herein by reference.
2.2	Form of American Depository Receipt (included in Exhibit 2.1).
2.3*	Description of Securities.
2.4	Form of Pre-Funded Warrant to Purchase Common Shares Represented by American Depositary Shares, filed as Exhibit 4.1 to Form 6-K, filed on December 12, 2024, and incorporated herein by reference.
2.5	Form of Securities Purchase Agreement by and between Eco Wave Power Global AB (publ) and each purchaser identified on the signature pages thereto, filed as Exhibit 10.1 to Form 6-K, filed on December 12, 2024, and incorporated herein by reference.
4.1	Eco Wave Power Global AB (publ) Long-Term Incentive Program, furnished as Exhibit 4.1 to Form 20-F, filed on March 28, 2024, and incorporated herein by reference.
4.2	Loan Agreement, dated May 13, 2019, in the Amount of $200,000, by and between David Leb and Eco Wave Power Ltd., filed as Exhibit 10.2 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
4.3	Loan Agreement, dated May 13, 2019, in the Amount of $800,000, by and between David Leb and Eco Wave Power Ltd., filed as Exhibit 10.3 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
4.4	Side Letter to Loan Agreements, dated January 21, 2021, by and between David Leb and Eco Wave Power Ltd., filed as Exhibit 10.4 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
4.5	Loan Agreement, dated March 7, 2019, by and between Eco Wave Power Ltd. and PortXL Netherlands B.V., filed as Exhibit 10.5 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
8.1	List of Subsidiaries, filed as Exhibit 8.1 to Form 20-F, filed on March 28, 2024, and incorporated herein by reference.
11.1*	Insider Trading Policy.
12.1*	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm.
97.1	Eco Wave Power Global AB (publ) Clawback Policy, filed as Exhibit 97.1 to Form 20-F, filed on March 28, 2024, and incorporated herein by reference.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

%	Furnished herewith.

&	Management Contract or Compensatory Plan or Arrangements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Eco Wave Power Global AB (publ).

Date: March 3, 2025	By:	/s/ Inna Braverman
Inna Braverman
Principal Executive Officer

Eco Wave Power Global AB (publ)

Eco Wave Power Global AB (publ)

Consolidated financial statements

As of December 31, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eco Wave Power Global AB (publ)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Eco Wave Power Global AB (publ) and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of loss, statements of comprehensive loss, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

March 3, 2025

We have served as the Company’s auditor since 2020.

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,

P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Kesselman & Kesselman is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2024	2023
		in USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents		7,845	4,281
Short term bank deposits	5	1,254	4,102
Restricted short term bank deposits	6	220	63
Trade receivables		33	202
Other receivables and prepaid expenses	15a	93	108
TOTAL CURRENT ASSETS		9,445	8,756

NON-CURRENT ASSETS:
Property and equipment, net	7	561	636
Right-of-use assets, net	8	195	90
Investments in a joint venture accounted for using the equity method	9	481	527
TOTAL NON-CURRENT ASSETS		1,237	1,253
TOTAL ASSETS		10,682	10,009

Liabilities and equity
CURRENT LIABILITIES:
Loans from related party	10	1,011	974
Current maturities of long-term loan	11	91	62
Accounts payable and accruals:
Trade	15b	70	50
Other	15b	969	957
Current maturities of lease liabilities	8	98	87
TOTAL CURRENT LIABILITIES		2,239	2,130

NON-CURRENT LIABILITIES:
Long-term loan	11	47	78
Lease liabilities, net of current maturities	8	96	-
TOTAL NON-CURRENT LIABILITIES		143	78

COMMITMENTS	16

TOTAL LIABILITIES		2,382	2,208

EQUITY:	12
Common shares		102	98
Share premium		25,845	23,121
Treasury shares		(50)	-
Foreign currency translation reserve		(2,368)	(2,275)
Accumulated deficit		(15,071)	(12,994)
Capital and reserves attributable to parent company shareholders		8,458	7,950
Non-controlling interest		(158)	(149)
TOTAL EQUITY		8,300	7,801
TOTAL LIABILITIES AND EQUITY		10,682	10,009

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF LOSS

		Year ended December 31
	Note	2024	2023	2022
		in USD thousands
REVENUES	15d	168	306	26
COST OF REVENUES		(42)	(59)	(22)
GROSS PROFIT		126	247	4
OPERATING EXPENSES
Research and development expenses	15e	(536)	(519)	(898)
Sales and marketing expenses	15f	(301)	(375)	(461)
General and administrative expenses	15g	(1,773)	(1,764)	(2,259)
Other income	15h	225	17	28
Share of net loss of a joint venture accounted for using the equity method		(79)	(19)	(21)
TOTAL OPERATING EXPENSES		(2,464)	(2,660)	(3,611)

OPERATING LOSS		(2,338)	(2,413)	(3,607)

Financial expenses	15i	(204)	(55)	(59)
Financial income	15i	434	602	765
FINANCIAL INCOME - NET		230	547	706

NET LOSS		(2,108)	(1,866)	(2,901)

ATTRIBUTABLE TO:
The parent company shareholders		(2,077)	(1,710)	(2,901)
Non-controlling interests		(31)	(156)	-
		(2,108)	(1,866)	(2,901)

			in USD
LOSS PER COMMON SHARE – BASIC AND DILUTED		(0.05)	(0.04)	(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE		44,500,979	44,394,844	44,394,844

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31
	2024	2023	2022
	in USD thousands
LOSS FOR THE YEAR	(2,108)	(1,866)	(2,901)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION OF FOREIGN OPERATIONS	559	255	(81)

ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	(630)	(462)	(1,877)
OTHER COMPREHENSIVE LOSS FOR THE YEAR	(71)	(207)	(1,958)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(2,179)	(2,073)	(4,859)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR IS ATTRIBUTABLE TO:
THE PARENT COMPANY SHAREHOLDERS	(2,170)	(1,924)	(4,859)
NON-CONTROLLING INTERESTS	(9)	(149)	-
	(2,179)	(2,073)	(4,859)

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Number of common shares	Common shares capital	Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total for Company’s shareholders	Non- controlling interest	Total
	in USD thousands
BALANCE AT JANUARY 1, 2022	44,394,844	98	23,121		(103)	(8,383)	14,733		14,733

CHANGES IN 2022:
Loss for the year						(2,901)	(2,901)		(2,901)
Other comprehensive income					(1,958)		(1,958)		(1,958)
Total comprehensive loss for the year					(1,958)	(2,901)	(4,859)		(4,859)
BALANCE AT DECEMBER 31, 2022	44,394,844	98	23,121		(2,061)	(11,284)	9,874		9,874

CHANGES IN 2023:
Loss for the year						(1,710)	(1,710)	(156)	(1,866)
Other comprehensive income					(214)		(214)	7	(207)
Total comprehensive loss for the year					(214)	(1,710)	(1,924)	(149)	(2,073)
BALANCE AT DECEMBER 31, 2023	44,394,844	98	23,121		(2,275)	(12,994)	7,950	(149)	7,801

CHANGES IN 2024:
Issuance of share capital in a public offering	2,400,000	4	2,724		-	-	2,728	-	2,728
Treasury shares	(61,000)			(50)			(50)	-	(50)
Loss for the year						(2,077)	(2,077)	(31)	(2,108)
Other comprehensive loss					(93)		(93)	22	(71)
Total comprehensive loss for the year					(93)	(2,077)	(2,170)	(9)	(2,179)
BALANCE AT DECEMBER 31, 2024	46,733,844	102	25,845	(50)	(2,368)	(15,071)	8,458	(158)	8,300

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2024	2023	2022
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES:
Net loss	(2,108)	(1,866)	(2,901)
Adjustments for:
Depreciation and amortization	134	170	209
Interest expenses	44	45	46
Interest income	(118)	(405)	-
Foreign exchange gain on cash and cash equivalents	(9)	-	-
Share of loss of a joint venture	79	19	21
Other finance income	-	-	(166)
Loss on abandonment of fixed assets	-	-	278
Changes in operating assets and liabilities
Decrease (increase) in trade receivables	169	(202)	-
Increase in other receivables and prepaid expenses	(26)	(256)	(40)
Increase (decrease) in accounts payable and accruals	18	(106)	91
Net cash used in operating activities	(1,817)	(2,601)	(2,462)

CASH FLOWS – INVESTING ACTIVITIES:
Interest received on deposits	396	279	-
Proceeds from short term deposits	4,000	5,000	-
Investments in short term deposits	(1,405)	(4,000)	(5,000)
Investment in a joint venture	(32)	(50)	(298)
Purchase of property and equipment	(33)	(6)	(3)
Net cash provided by (used in) investing activities	2,926	1,223	(5,301)

CASH FLOWS - FINANCING ACTIVITIES:
Issuance of share capital, net of issuance cost of $272	2,728	-	-
Share repurchases	(50)
Payment of long-term loan	-	-	(200)
Principal elements of lease payments	(98)	(75)	(117)
Interest elements of lease payments	(3)	(6)	(3)
Net cash provided by (used in) financing activities	2,577	(81)	(320)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,686	(1,459)	(8,083)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	4,281	5,295	14,621
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(122)	445	(1,243)
CASH AND CASH EQUIVALENTS - END OF YEAR	7,845	4,281	5,295

Non-cash Investing and financing activities
Acquisition of right-of-use asset through lease liability (see Note 8)	197	-	166

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

In December 2024, the Company completed a registered direct offering of 291,000 ADSs at a purchase price of $10.00 per ADS and pre-funded warrants to acquire up to 9,000 ADSs, each representing eight of our common shares, at purchase price of $9.9999 per pre-funded warrant, for gross proceeds of $3,000 thousand, before deducting placement agent fees and offering costs. See note 12d.

Subsidiaries

The Parent Company is the parent company to its wholly-owned subsidiary Eco Wave Power Ltd. Eco Wave Power Ltd. is the parent company of the remaining wholly- and partly-owned subsidiaries:

Name	Main business	Country of registration and incorporation	Year of incorporation	Ownership interest held by the Group on December 31, 2024	Ownership interest held by non- controlling interest on December 31, 2024

Eco Wave Power Ltd. (reg. no. 514593722)	Wave power	Israel	2011	100%	-
Eco Wave Power Australia PTY Ltd. (org. no.632805353)	Wave power	Australia	2020	100%	-
Eco Wave Power Gibraltar Ltd. (org. no.113264)	Wave power	Gibraltar	2015	100%	-
Eco Wave Power Mexico (org. no. 507055)	Wave power	Mexico	2014	60%	40%
Eco Wave Manzanillo I (org. no. 562840)	Wave power	Mexico	2016	99.998 % owned by Eco Wave Power Mexico	0.002%
Suzhou Eco Wave Power Technology Co. Ltd. (org. no. 913205810942967451)	Wave power	China	2014	90%	10%
EW Portugal – Wave Energy Solutions, Unipessoal Ida (Org. no. 516138626) – see Note 16c.	Wave power	Portugal	2021	100%	-
Eco Wave Power U.S., Inc.	Wave Power	USA	2023	100%	-

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - GENERAL INFORMATION (continued):

Joint venture

Name	Main business	Country of registration and incorporation	Year of incorporation	Proportion of the shares on December 31, 2024

EWP EDF One Ltd. (reg. no. 516065943)	Wave power	Israel	2020	50%

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

In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these consolidated financial statements, the war in Israel is ongoing and continues to evolve. The intensity and duration of the war is difficult to predict, as such are the war’s economic implications on the Company’s operational and financial performance. The Company considered the impact of the war and determined that there were no material adverse impacts on the consolidated financial statements, including related significant estimates made by management, for the period ended December 31, 2024.

c.	Update on changes in macroeconomic conditions

In preparing the Company’s consolidated financial statements, management also considered the economic implications of interest rates and inflation expectations on its critical and significant accounting estimates. Since 2023, interest rate increases for short-term bank deposits have increased our interest income. Government actions taken to address macroeconomic developments could impact such estimates and may change in future periods.

d.	Approval of consolidated financial statements

The consolidated financial statements of the Group for the year ended December 31, 2024 were approved by the Board of Directors (the “Board”) on March 3, 2025, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer of the Parent Company and the Chief Financial Officer of the Parent Company.

NOTE 2 - MATERIAL ACCOUNTING POLICIES:

a.	Basis of presentation

The Group’s consolidated financial statements as of December 31, 2024 and 2023, the results of its operations, its changes in equity and its cash flows for each of the three years in the period ended December 31, 2024, have been prepared in accordance with IFRS® Accounting Standards, as issued by the International Accounting Standards Board (“IASB”). The material accounting policies described below have been applied on a consistent basis, unless noted otherwise.

The consolidated financial statements have been prepared on the basis of historical cost.

The Group classifies its expenses on the statement of loss based on the functions of such expenses.

The preparation of financial statements in conformity with IFRS® Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4. Actual results may differ materially from estimates and assumptions used by the Company management.

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

The Group recognizes a loss allowance for expected credit losses on a financial asset that is measured at amortized cost. On each financial position date, the Group recognizes the change in expected credit losses in profit or loss. The Group had no material credit losses in 2024, 2023 and 2022.

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

The Company’s common shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction from the issuance proceeds. Where any group company purchases the Company’s common shares, the consideration paid, including any directly attributable incremental costs, is deducted from equity as treasury shares until the shares are cancelled or reissued.

l.	Deferred taxes

Deferred taxes are recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the temporary differences and tax losses can be utilized.

As the Group is currently engaged primarily in development activities and is not expected to generate taxable income in the foreseeable future, no deferred tax assets are included in the financial statements.

m.	Revenue recognition

The Group generated its revenues from wave energy projects and from performing feasibility studies.

1.	Revenue measurement

The revenue of the Group is measured by the amount of consideration the Group expects to be entitled to in exchange for transferring promised services to a customer.

2.	Identifying performance obligations

Pursuant to IFRS 15, services promised to a customer are distinct if the customer can benefit from the service supplied (either on its own or together with other resources that are readily available); and the Group’s promise to transfer the service to the customer is separately identifiable from other promises in the contract.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - MATERIAL ACCOUNTING POLICIES (continued):

3.	Timing of revenue recognition

The Group recognizes revenue when the customer obtains control of the promised services under the contract with the customer. For each performance obligation, the Group determines, when entering into a contract, if it satisfies the performance obligation over time or at a point in time.

4.	Types of revenues of the Group

Revenue from wave energy projects

The Company entered into an agreement with a customer for a wave energy project. The services provided under the agreement include two performance obligations: a proprietary design of floaters and a 100KW conversion unit. The first performance obligation is distinct and does not oblige the customer to make a further purchase of the Group’s services under the agreement. As of December 31, 2024, the Company completed the first performance obligation.

Revenue from feasibility studies and engineering reports

The Group generated revenues from performing feasibility study reports to its customers. The Group recognized revenues upon providing the required reports. The Group does not grant a right of return.

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

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2024, the Group has not yet capitalized development expenses.

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

Non government Grants received from Innovate UK – the UK’s innovation agency as part of the Energy Catalyst Round 8: clean energy - experimental development competition, for a project titled “Sea Wave Energy Powered Microgrid for Remote Islands and Rural Coasts,” as part of the Energy Catalyst Round 10: Islanded Wave Powered Microgrid Pilot for Remote Islands in Thailand, and from European Commission in the EU Horizon 2020 Research and Innovation Program as part of the ILIAD consortium for our participation in a three years program consortium of 56 partners to combine high-resolution modelling with real-time sensing of ocean parameters, are recognized at the time the Group is entitled to such grants, based on the costs incurred, and included as a deduction from research and development expenses. The grants are non-royalty bearing (see note 15e).

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - MATERIAL ACCOUNTING POLICIES (continued):

p.	Employee benefits:

1)	Pension and severance pay obligations

Israeli labor laws and Eco Wave Power Ltd.’s employment agreements require Eco Wave Power Ltd. to pay retirement benefits to employees terminated or leaving their employment in certain other circumstances. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. The expense recognized in 2024, in 2023 and in 2022 in relation to these contributions was $112, $92 and $87, respectively.

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

The basic loss per share is calculated by dividing the loss attributable to the holders of common shares by the weighted average number of common shares outstanding during the year. Treasury shares are deducted from the number of common shares outstanding. The Company has no potential common shares outstanding that can dilute the current shareholders.

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

The lease term is the non-cancellable period for which the Group has the right to use an underlying asset, together with periods covered by options to extend the lease that the Group is reasonably certain to exercise.

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

Months
Property	24

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

t.	New International Financial Reporting Standard:

IFRS 18, Presentation and disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in Financial Statements, which replaces International Accounting Standard (“IAS”) 1, Presentation of Financial Statements. The new standard is a result of the IASB’s Primary Financial Statements project, which is aimed at improving comparability and transparency of communication in financial statements. While a number of sections have been brought forward from IAS 1, with limited wording changes, IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including the specified totals and subtotals. It also requires disclosure of management defined performance measures and includes new requirements for aggregation and disaggregation of financial information. In addition, certain amendments have been made to IAS 7, Statements of Cash flows. IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed.

IFRS 18 will apply retrospectively. Comparative periods in both interim and annual financial statements will need to be restated.

The Company is currently assessing the new requirements of IFRS 18.

u.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

Based on the assessments by Company management, the activities of the Group expose it to market risk, primarily as a result of currency risk, credit risk and liquidity risk.

a.	Market risk:

1)	Currency risk

The Group’s activities are partly denominated in non-SEK currencies (primarily the USD and the New Israeli Shekel, or “NIS”), which exposes the Group to risks resulting from changes in exchange rates.

The effect of fluctuations in various exchange rates on the Group’s income and equity is as follows:

	December 31, 2024
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	financial position	5% decrease	10% decrease
	In USD thousands
NIS-linked balances:
Cash and cash equivalents	(1)	(1)	11	1	1
Restricted short term bank deposits	(6)	(3)	63	3	7
Other receivables	(1)	-	10	1	1
Lease liability	18	9	(194)	(10)	(22)
Trade payables	-	-	(5)	-	(1)
Other payables	34	18	(373)	(20)	(41)
Total NIS-linked balances	44	23	(488)	(25)	(55)

USD-linked balances
Cash and cash equivalents	(586)	(307)	6,445	339	716
Short term bank deposits	(114)	(60)	1,254	66	139
Trade receivables	(3)	(2)	33	2	4
Loans from related party	92	48	(1,011)	(53)	(112)
Total USD- linked balances	(611)	(321)	6,721	354	747

Total	(567)	(298)	6,233	329	692

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

2)	Concentration of currency risk

Set forth below is certain data regarding U.S. dollar exchange rates:

	Exchange rate of SEK per $1	Exchange rate of NIS per $1
As of December 31:
2022	10.4371	3.519
2023	10.0416	3.627
2024	10.99818	3.647

Percentage increase (decrease) in USD exchange rate:

2022	15.41%	13.15%
2023	(3.8)%	3.1%
2024	9.5%	0.6%

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

Set forth below is information on the linkage of monetary items by currency:

	December 31, 2024			Other
	SEK	NIS	USD	Currencies
	in USD thousands
Assets:
Current assets:
Cash and cash equivalents	1,314	11	6,445	75
Short term bank deposits	-	-	1,254	-
Restricted short term bank deposits	-	63	-	157
Trade receivables			33	-
Other receivables	64	10	-	19
	1,378	84	7,732	251
Liabilities:
Current liabilities:
Current maturities of long-term loans	-	-	1,011	91
Current maturities of lease liability	-	98	-	-
Accounts payable and accruals:
Trade	65	5	-	-
Other	149	373	-	447
Non-current liabilities:
Lease liabilities, net of current maturities		96
Long-term loans, net of current maturities	-	-	-	47
	214	572	1,011	585
Net asset value	1,164	(488)	6,721	(334)

	December 31, 2023			Other
	SEK	NIS	USD	Currencies
	in USD thousands
Assets:
Current assets:
Cash and cash equivalents	2,739	23	1,278	238
Short term bank deposits	-	-	4,102	-
Restricted short term bank deposits	-	63	-	-
Trade receivables	-	-	158	44
Other receivables	77	23	-	8
	2,816	109	5,538	290
Liabilities:
Current liabilities:
Current maturities of long-term loans	-	-	974	78
Current maturities of lease liability	-	87	-	-
Accounts payable and accruals:
Trade	30	21	-	-
Other	159	334	-	464
Non-current liabilities
Long-term loans, net of current maturities	-	-	-	62
	189	442	974	604
Net asset value	2,627	(333)	4,564	(314)

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

3)	Fair value of financial instruments

As of December 31, 2024, and 2023, the financial instruments of the Group consist of non-derivative assets and liabilities (primarily working capital items, deposits and loans).

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

Information about financial liabilities due dates:

	December 31, 2024
	2025	2026	2027	Total

Loans from related party	1,011	-	-	1,011
Other long-term loan	91	28	27	146
Lease liabilities	109	100	-	209
Trade payables	70	-	-	70
Other payables	969	-	-	969
Total	2,250	128	27	2,405

	December 31, 2023
	2024	2025	2026	2027	Total

Loans from related party	974	-	-	-	974
Other long-term loan	66	31	30	28	155
Lease liabilities	94	-	-	-	94
Trade payables	50	-	-	-	50
Other payables	957	-	-	-	957
Total	2,141	31	30	28	2,230

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

Described below are the critical accounting estimates and judgments used in the preparation of the financial statements, the formulation of which required Group management to make assumptions as to circumstances and events that involve significant uncertainty. In using its judgment to determine the accounting estimates, the Group takes into consideration, as appropriate, the relevant facts, past experience, the effect of external factors and reasonable assumptions under the circumstances.

Government grants

Grants from governments are recognized at the time the Group is entitled to such grants, on the basis of the costs incurred, and included as a deduction from research and development expenses . Government grants received are recognized as a liability if economic benefits are expected as a result of research and development activities that will result in sales entitling the state to royalties. Government grants are treated as a forgivable loan when there is a reasonable assurance that the entity will meet the terms for forgiveness of the loan. There is uncertainty about the expectation of future economic benefits as a result of research and development activities.

Deferred taxes

Based on management’s discretion, the Group has not created deferred tax assets in respect of accrued losses for tax purposes, as it is not expected that the Group will be able to utilize these losses in the foreseeable future against taxable income.

Research and development expenses

Research and development expenses are recorded in accordance with the accounting policies detailed in Note 2n. Group management has examined the conditions specified in Note 2l and in its opinion, as of December 31, 2024, it does not meet them. Therefore, as of December 31, 2024, the Group has not yet capitalized research and development expenses, and research and development expenses were charged to the income statement.

NOTE 5 - SHORT TERM BANK DEPOSITS

In 2023, Eco Wave Power Ltd. deposited an amount of $4,000 for a period of six months in short term bank deposit. In 2024, Eco Wave Power Ltd. deposited an amount of $1,250 for a period of one year in short term bank deposit. The short term bank deposits are in USD. The Company will be entitled to interest at an annual rate of 5.39% at the end of the deposit period should it not withdraw the deposit before the end of the period.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - RESTRICTED SHORT TERM BANK DEPOSITS

To secure Eco Wave Power Ltd.’s bank guarantees, Eco Wave Power Ltd. has deposited an amount of $63 (2023 - $63) in Bank Hapoalim Ltd. in short term bank deposits. $63 of the short term bank deposits are in NIS and bear interest at an average annual rate of prime – 4.03%. The remaining $157 were deposited in Banco BPI S.A. and bear no interest (see note 16c). These deposits are subject to regulatory restrictions and are therefore not available for general use by the Group.

NOTE 7 - PROPERTY AND EQUIPMENT:

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications, as well as the changes therein for the respective years:

	Cost						Accumulated depreciation						Net book value
	Balance at beginning of year	Additions during year	Transfers/ abandonments during year*		Foreign currency translation reserve	Balance at end of year	Balance at beginning of year	Additions during year	abandonments during year		Foreign currency translation reserve	Balance at end of year	Balance at end of year
Composition in 2024:
Land	87	-	-		(16)	71	-	-	-		-	-	71
Plant and equipment	959	-	-		(11)	948	418	80	-		(5)	493	455
Office equipment	33	33	-		1	67	25	7	-		-	32	35
	1,079	33	-		(26)	1,086	443	87	-		(5)	525	561
Composition in 2023:
Land	77	-	-		10	87	-	-	-		-	-	87
Plant and equipment	966	-	-		(7)	959	326	95	-		(3)	418	541
Office equipment	28	6	-		(1)	33	23	3	-		(1)	25	8
	1,071	6	-		2	1,079	349	98	-		(4)	443	636
Composition in 2022:
Land	73	-	-		4	77	-	-	-		-	-	77
Plant and equipment	1,407	-	(310	)*	(131)	966	292	114	(32	)*	(48)	326	640
Office equipment	29	3	-		(3)	28	22	2	-		(1)	23	5
	1,509	3	(310	)*	(130)	1,071	314	116	(32	)*	(49)	349	722

*	Between 2016 and January 2022, the company operated a grid-connected proof-of-concept wave energy array in Gibraltar. On January 20, 2022, the company announced a collaboration agreement with AltaSea, a non-profit that accelerates scientific collaboration and advances an emerging blue economy, at the Port of Los Angeles. On March 2, 2022, the company announced its intent to relocate the energy conversion unit from Gibraltar to AltaSea’s premises in the Port of Los Angeles. Eco Wave Power intends to develop and supply new and upgraded floaters for its planned pilot in AltaSea’s premises, while Gibraltar power station’s floater mechanisms were sent to steel recycling. As a result, the company recorded a one-off loss of $278 in 2022 as a loss on abandonment of fixed assets.

Property and equipment are held by the Company’s subsidiaries.

NOTE 8 - LEASES:

The Group is a party to a rental contract in Israel that was signed in December 2022. The Group’s leases include the lease of offices for the Company’s headquarters in Tel Aviv for a period of 21 months, plus an option for two consecutive one year extensions. The lessor was bound by lease contract, made prior to the Company’s lease contract, that provides a first priority option to purchase to a third party on the same premises. The Company would have been able to exercise its options only if the third party would not exercise its option. The third party had until late 2024 to provide notice to the lessor of its decision whether to exercise the option. If the third party does not exercise its option, the Company would be able to exercise its option. In December 2024 the lessor informed the Company that the Company could exercise its option for an extension of two additional years until November 2026. Lease payments are linked to the consumer price index of Israel.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LEASES (continued):

a.	Right-of-use assets:

	Cost					Accumulated depreciation					Net book value
	Balance at beginning of year	Additions during year	Derecognition during Year	Foreign currency translation reserve	Balance at end of year	Balance at beginning of year	Additions during year	Derecognition during Year	Foreign currency translation reserve	Balance at end of year	Balance at end of year
Composition in 2024:
Offices	163	197	(163)	5	202	73	95	(163)	2	7	195
	163	197	(163)	5	202	73	95	(163)	2	7	195
Composition in 2023:
Offices	166	-	-	(3)	163	-	72	-	1	73	90
	166	-	-	(3)	163	-	72	-	1	73	90
Composition in 2022:
Offices	328	166	(291)	(37)	166	227	93	(291)	(29)	-	166
	328	166	(291)	(37)	166	227	93	(291)	(29)	-	166

b.	Lease liabilities:

	Balance at beginning of year	Additions during year	Interest expense during year	Payments during year	Translation adjustment	Balance at end of year
	in USD thousands
Composition in 2024 -
Offices	87	197	3	(98)	5	194
Total	87	197	3	(98)	5	194
Composition in 2023 -
Offices	166	-	6	(81)	(4)	87
Total	166	-	6	(81)	(4)	87
Composition in 2022
Offices	127	166	3	(120)	(10)	166
Total	127	166	3	(120)	(10)	166

	As of December 31
	2024	2023
	in USD thousands
Composition of lease liabilities:
Current lease liabilities
Offices	98	87
	98	87
Non-current lease liabilities
Offices	96	-
	96	-
Total	194	87

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LEASES (continued):

b.	Additional disclosure:

1)	In December 2022 the Group signed a new lease contract that is affected by IFRS 16 until November 2024. See note 2r. In December 2024 the lessor agreed on additional extension for two additional years until November 2026.

2)	To secure the Group’s lease obligation on its offices, the Group has provided a bank guarantee in the amount of $33 for the benefit of the lessor.

3)	As of December 31, 2024, future lease payments under the leases were:

Total
Year:	in USD thousands

2025	109
2026	100
209

4)	In 2024 and in 2023, a short term lease with a lease term of fewer than 12 months without a purchase option was recognized as an expense in profit or loss at the amount of $2 and $3, respectively.

NOTE 9 - INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Eco Wave Power Ltd. owns 50% of EDF EWP One Ltd., a private limited liability company incorporated under the laws of Israel.

The remaining part of EWP EDF One Ltd. is owned by EDF Renewables IL in Israel. The objective of the joint venture is to exclusively cooperate in the development, financing, design, procurement, construction and operation of the new pilot project at Jaffa Port and to evaluate further possible collaborations in wave power. Initial funds in the amount of $117 in cash and $159 in non cash transfer of equipment were contributed during 2021. Additional funds in the amount of $298, $50 and $32 in cash were contributed during 2022, 2023 and 2024, respectively. The investment in the joint venture is presented as an investment in a joint venture in the Company’s consolidated statement of financial position as the Company does not have control over the joint venture.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - LOANS FROM RELATED PARTY:

a.	Change during the year:

	Year ended December 31
	2024	2023	2022
	in USD thousands
Beginning of year	974	941	1,102
Payment	-	-	(200)
Interest expenses	37	33	39
End of year	1,011	974	941

b.	Additional disclosure:

Eco Wave Power Ltd. has entered into two loan agreements with a shareholder and a Board member, David Leb, a related party, amounting to $1,011 as of December 31, 2024 (denominated in USD).

1)	The first loan agreement relates to an amount of $200. The loan agreement is subject to an annual interest rate of 4%, calculated on the total debt including accrued interest. The loan principal was paid out in 2022. The accrued interest is classified as a current liability to a related party in the statement of financial position.

2)	The second loan agreement relates to an amount of $800. Under the loan agreement, the credit period was 36 months, starting June 1, 2019, and if the loan is not repaid within the credit period, an interest rate of 4% applies. The agreement does not specify specific repayment dates. Eco Wave Power Ltd. did not repay the loan within the 36 months period. Therefore, Eco Wave Power Ltd. accrued interest on the loan. The loan is classified as a current liability to a related party in the statement of financial position. The loan is payable upon demand.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - OTHER LONG-TERM LOAN:

a.	Composition:

	December 31
	2024	2023
	in USD thousands
Loan from PortXL Netherlands B.V.	138	140
Less - current maturities	(91)	(78)
Total long-term loan	47	62

b.	Change during the year:

	Year ended December 31
	2024	2023	2022
	in USD thousands
Beginning of the year	140	128	129
Interest expenses	7	6	6
Foreign currency translation adjustment	(9)	6	(7)
End of year	138	140	128

c.	Additional disclosure

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

NOTE 12 - EQUITY:

a.	Share capital:

	Number of Common Shares December 31
	2024	2023

Authorized share capital	176,000,000	140,000,000
Issued and paid up share capital	46,733,844	44,394,844

b.

	In SEK December 31
	2024	2023

Authorized share capital (in thousands SEK)	3,520	2,800
Issued and paid-up share capital (in thousands SEK)	935	888

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - EQUITY (continued):

c.	Rights related to shares

The common shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of December 31, 2024, all outstanding share capital consisted of common shares.

d.	Changes in the Company’s equity:

On May 30, 2022, the Nasdaq First North Growth Market Stockholm accepted the Company’s application to delist its common shares. The last day of trading for the Company’s common shares on Nasdaq First North was June 13, 2022. As a result, since June 14, 2022, the Company’s securities trade exclusively on the Nasdaq in the United States in the form of ADSs.

On December 12, 2024, the Company closed a registered direct offering of 291,000 ADSs at a purchase price of $10.00 per ADS and pre-funded warrants to acquire up to 9,000 ADSs, each representing eight of our common shares, at purchase price of $9.9999 per pre-funded warrant.

The offering raised a total of $3,000, with net proceeds of $2,728, after deducting placement agent fees and offering costs.

e.	Treasury stock

In September and in December 2024, the Company repurchased 7,625 ADSs representing 61,000 common shares for $50. The cost was recorded as treasury shares and deducted from equity.

NOTE 13 - TAXES ON INCOME:

a.	Corporate taxation

The income of Eco Wave Power Global AB (publ) is taxed at the standard Swedish corporate tax rate, which was 20.6% for 2024, 2023 and 2022.

The income of Eco Wave Power Ltd. is taxed at the standard Israeli corporate tax rate, which was 23% for 2024, 2023 and 2022.

b.	Tax loss carryforwards:

1)	Eco Wave Power Global AB (publ) - As of December 31, 2024, the tax loss carryforwards of the Parent Company were approximately $3,121. The tax loss carryforwards have no expiration date.

2)	Eco Wave Power Ltd. - As of December 31, 2024, the tax loss carryforwards of Eco Wave Power Ltd. were approximately $8,715. The tax loss carryforwards have no expiration date.

The Group has not created deferred tax assets in respect of these tax loss carryforwards. See Note 2l.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - TAXES ON INCOME (continued):

c.	Theoretical taxes

As described in Note 2l, the Group has not recognized any deferred tax assets in the financial statements, as it does not expect to generate taxable income in the foreseeable future. The reported tax on the Group’s income before taxes differs from the theoretical amount that would arise using the tax rate applicable to income of the company as follows:

	Year ended December 31
	2024	2023	2022
	in USD thousands

Loss before taxes	(2,108)	(1,866)	(2,901)

Sweden corporate tax rate	20.6%	20.6%	20.6%

Theoretical tax benefit	(435)	(384)	(598)
Effect of different tax rates in foreign subsidiaries	(33)	(30)	65
Tax losses incurred in the reporting year
for which deferred taxes were not created	468	414	533
Taxes on income for the reported year	-	-	-

NOTE 14 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Transactions with related parties:

a.	Key management compensation

Key management includes directors and executive officers. The compensation paid or payable to key management for services during the year indicated is presented below.

	Year ended December 31
	2024	2023	2022
	in USD thousands

Salaries and other short term employee benefits	799	784	737
Post-employment benefits	105	87	57
Total	904	871	794

b.	Loans from related party (see Note 10)

c.	Interest expenses on related party loan (see Note 10)

d.	Balances with related parties

	December 31	December 31
	2024	2023
	in USD thousands

Current maturities of long term loans (see Note 10)	1,011	974
Other accounts payable and accruals	217	192

e.	See Note 16b related to an agreement with a minority shareholder in one of our subsidiaries.

f.	According to an amendment to the CEO’s employment agreement, signed between Eco Wave Power Ltd. and the CEO on May 26, 2021, upon a change of control, as defined in the amendment, to the CEO’s employment agreement, the CEO will be entitled to a cash bonus of $2.0 million.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Other receivables and prepaid expenses:

	December 31
	2024	2023
	in USD thousands

Value Added Tax authorities	23	15
Prepaid expenses	58	76
Other	12	17
	93	108

The carrying amounts of receivables approximate their fair value, as the effect of discounting is not material

b.	Accounts payable and accruals:

1)	Trade:

	December 31
	2024	2023
	in USD thousands
Accounts payable:
In Sweden	65	29
Overseas	5	21
	70	50

2)	Other:

Payroll and related expenses	419	354
Accrued expenses	380	364
Other	170	239
	969	957

The carrying amounts of accounts payable and accruals approximate their fair value, as the effect of discounting is not material.

c.	Information about geographical areas of non current assets

December 31, 2024

	Israel	USA	Mexico	Total
	in USD thousands

Property and equipment, net	49	440	72	561
Right-of-use assets, net	195	-	-	195
Investments in a joint venture accounted for using the equity method	481	-	-	481
Total	725	440	72	1,237

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Information about geographical areas of non current assets (continued):

December 31, 2023

	Israel	USA	Mexico	Total
	in USD thousands

Property and equipment, net	27	522	87	636
Right-of-use assets, net	90	-	-	90
Investments in a joint venture accounted for using the equity method	527	-	-	527
Total	644	522	87	1,253

d.	Revenues

	Year ended December 31
	2024	2023	2022
	in USD thousands

Wave energy projects	168	-	-
Feasibility studies	-	306	26
	168	306	26

2024 - Revenues of $168 were recognized from a wave energy project agreement in Taiwan. Pursuant to the agreement, the customer will locally manufacture the floaters based on the Company’s proprietary design and purchase a 100KW conversion unit from the Company.

2023 - Revenues of $306 from services the Group provided in connection with four feasibility studies in United States, Israel, Morocco, and Greece.

2022 - Revenues of $26 from services the Group provided in connection with a feasibility study in Asia.

e.	Research and development expenses:

	Year ended December 31
	2024	2023	2022
	in USD thousands

Payroll and related expenses	576	514	564
Loss on abandonment of fixed assets*	-	-	278
Depreciation	80	95	114
Other	21	65	42
	677	674	998
Less – grants received	(141)	(155)	(100)
	536	519	898

*	See note 7.

Additional disclosure

Grants were received from Innovate UK as part of the Energy Catalyst Round 10: Islanded Wave Powered Microgrid Pilot for Remote Islands in Thailand, and from the European Commission under the Horizon 2020 Framework Program.

f.	Selling and marketing expenses:

	Year ended December 31
	2024	2023	2022
	in USD thousands

Payroll and related expenses	124	157	190
Overseas travels	92	165	192
Other	85	53	79
	301	375	461

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

g.	General and administrative expenses:

	Year ended December 31
	2024	2023	2022
	in USD thousands

Payroll and related expenses	737	705	658
Professional services	463	509	568
Depreciation	102	75	96
Other	471	475	937
	1,773	1,764	2,259

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

h.	Other income:

	Year ended December 31
	2024	2023	2022
	in USD thousands

Services in connection with demonstrating a wave energy project development and implementation in the United States	164	-	-
Management fees from a joint venture and awards received	61	17	28
	225	17	28

i.	Financial income and expenses:

	Year ended December 31
	2024	2023	2022
	in USD thousands

Financial income
Foreign currencies exchange gain, net	-	197	763
Interest on short term deposits	434	405	2
Financial income	434	602	765
Financial expenses
Bank commissions	(10)	(10)	(11)
Foreign currencies exchange loss, net	(143)	-	-
Interest on loans and lease liability	(51)	(45)	(48)
Financial expenses	(204)	(55)	(59)
Financial income, net	230	547	706

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

As discussed in Note 2o, this transaction was treated as a “forgivable loan,” as set forth in IAS 20.

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

As discussed in Note 2o, this transaction was treated as a “forgivable loan,” as set forth in IAS 20.

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

In order to commence project construction, EWP had to comply with the terms of the registration approval and obtain a license called Título de Utilização de Recursos Hídricos (“TURH”), from APDL. In February 2024, we provided APDL with a bank Guarantee of EUR 150 thousand and on March 5, 2024, APDL signed the TURH for the establishment of the first 1MW project.

In January 2025, the company engaged MOQ Engineering to perform the final design and load calculations for the project, with a view to a targeted launch in 2026. Upon MOQ Engineering’s successful performance, we will submit the full execution project, including all finalized engineering and technical specifications, to APDL. Prospective approval from APDL would be followed by the next phase of the project involving the production of the floaters and accompanying structural components.