Form 20-F
period 2025-12-31
Eco Wave Power Global AB (publ)
filed 2026-03-12
CIK 1846715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

46,717,308 common shares as of December 31, 2025.

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

We have a history of operating losses and incurred net losses of $3.7 million and $2.11 million in our fiscal years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had an accumulated deficit of $18.76 million. To date, our activities have consisted primarily of activities related to the development and testing of our technologies and efforts to commercialize our products. Thus, our losses to date have resulted primarily from costs incurred in our research and development programs and from our selling, general and administrative costs. As we continue to develop our proprietary technologies, we expect to continue to have a net use of cash from operating activities unless or until we achieve positive cash flow from the commercialization of our products and services.

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

As of December 31, 2025, our cash, cash equivalents and short term bank deposits were $6.3 million, of which $6 million was in cash and cash equivalents and $0.3 million in restricted short term bank deposits. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations through at least the next 12 months period from the date of this annual report on Form 20-F. We expect that in future periods we will require substantial additional capital to commercialize our products and services (see “Item. 5.A. – Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional information). In addition, even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

We have entered into cooperation agreements with a number of partners and pursuant to our agreements with these partners, such as the Israeli Ministry of Energy and EDF power solutions Israel Ltd. (formerly known by the name EDF Renewables IL), certain intellectual property developed by us and the relevant partner may be subject to joint ownership by us and the partner and our commercial use of such intellectual property may be restricted, or may require written consent from, or a separate agreement with, the partner. If we cannot obtain commercial use rights for such jointly owned intellectual property or partner-owned intellectual property, our future product development and commercialization plans may be adversely affected.

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

Certain states such as California and New Jersey are working on legislation or have passed into legislation certain bills concerning the viability of wave energy. Further initiatives at the state and local level in the United States would be beneficial to companies in the wave energy sector, including us. If state governments do not continue to address environmental laws and regulations relating to wave energy, it may adversely impact the ability of companies in the wave energy sector to generate revenue, including us. Fundamental changes in the operations of state government agencies (i.e., significant agency staff reductions, changes or delays in processes for awarding contracts, and decisions to shutdown portions of local or state government) also could impact the amount or timing of our revenue, if any. Also, reduced spending by governmental agencies may increase competition within our industry, which may directly affect future revenue and profits, if any.

We conduct operations on a worldwide basis and are subject to a variety of risks associated with doing business outside the United States.

We maintain international operations, including operations in the U.S., Taiwan, Sweden, Israel, Portugal, and Mexico (we are not currently actively working on advancing operations in Mexico, Gibraltar, Australia and China see Item. 4.B. “Business — Our Proprietary WEC Technology — Project Pipeline — Mexico” for additional information) and have pipeline projects and potential projects in other countries, including, but not limited to, Israel, India, Portugal, Taiwan, the U.S., and others. As a result, we are subject to a number of risks and complications associated with international sales, services and other operations, as well as risks associated with U.S. foreign policy. These include:

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

Tariffs and other changes in international trade policy could adversely affect our business, financial condition and results of operations.

Through third parties, we purchase certain components of our WEC technology from European countries, and from the U.S and Israel and other countries. The Trump administration has implemented a number of tariffs, including those on imports from the European Union, which could significantly increase the cost of components sourced from those countries. While, to date, we have not experienced any material effect on our business we may, as a result, need to obtain components from other sources or third parties.

For example, the tariffs imposed by the U.S. administration in early April 2025 (Liberation Day), and the countermeasures taken by the EU and other countries since, significantly increased the level of geopolitical and macroeconomic uncertainty. Although on July 27, 2025, the United States and the EU announced a trade deal, subject to which all goods imported from the EU to the United States are subject to at least 15% U.S. tariffs, the rapidly changing global trade environment has introduced a significant amount of uncertainty and potential disruption. Any such changes in legislation and government policy may have a material adverse effect on our business, including the imposition of tariffs on certain materials which could increase our product costs.

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

Delays in regulatory approvals or expiring licensing deadlines may adversely affect our ability to complete projects and could result in the loss or modification of permits or concessions.

Our wave energy projects are subject to multiple regulatory approvals, licensing deadlines, and operational certification requirements issued by national and local authorities. In certain jurisdictions, legislation establishes specific timeframes within which construction must commence or be completed, and within which operators must apply for operational certification following construction. Failure to meet such deadlines may result in the expiration of permits, the need to obtain extensions, or the requirement to seek new approvals.

For example, in connection with our planned wave energy project in Portugal, the applicable licensing framework issued by the Portuguese Directorate-General for Energy and Geology (DGEG) currently requires that an application for an operation certificate be submitted by September 17, 2026 following project construction. While there is a possibility to extend this deadline until January 31, 2027, any further extension may require ministerial approval and may only be granted in exceptional circumstances upon a duly substantiated request. Accordingly, there can be no assurance that any additional extension would be granted.

In addition, delays in obtaining approvals or authorizations from port authorities or other governmental bodies may affect our ability to commence construction within the required timeframes. If such delays occur, even when not attributable to us, we may be required to request extensions or modifications to applicable permits, concessions, or licensing deadlines. There can be no assurance that such requests would be granted, and failure to obtain the necessary extensions could delay, materially alter, or prevent the development of certain projects.

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

Our principal targeted markets include the overall energy sector, engineering, manufacturing and industry, defense and security, science and research, ports, islands, micro-grid, coastal cities and countries powering artificial intelligence (“AI”) and data centers. In our targeted markets, which are highly competitive, we compete against incumbent power solutions already being utilized by our customers and potential customers. If we are unable to demonstrate to our customers and our potential customers that our products are cost competitive to their existing alternative power solutions, or if it takes us longer to do so than we anticipate, we may be unable to expand our business, maintain our competitive position, satisfy our contractual obligations, continue to commercialize our products, or become profitable. In addition, if the cost associated with these development efforts exceeds our projections, our results of operations could be materially and adversely affected.

AI Infrastructure Energy Demand

The global expansion of artificial intelligence computing infrastructure, including large-scale data centers supporting high-performance computing and GPU-based workloads, is expected to significantly increase global electricity demand in the coming years. Industry analysts and major technology companies have publicly indicated that AI training clusters and next-generation data centers require substantially higher energy capacity compared to traditional computing infrastructure.

As a result, technology companies and data center operators are increasingly seeking access to reliable and sustainable energy sources to support this growth. The Company believes that wave energy, due to its predictable generation profile and ability to operate in coastal environments near major population centers, may provide a complementary renewable energy solution for certain coastal data infrastructure deployments.

Accordingly, the Company intends to explore opportunities to position its wave energy technology as a potential renewable power source supporting the growing energy needs of the artificial intelligence sector. These initiatives may include technological collaborations, data-driven optimization tools such as WaveGPT, and the evaluation of wave energy installations near coastal data infrastructure where appropriate.

There can be no assurance that the Company will successfully enter this market or that demand from the artificial intelligence sector will translate into commercial opportunities for the Company.

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

We have several ongoing projects that are not based on comprehensive definitive written agreements but rather on letters of intent, memorandum of understanding, and other similar arrangements where both parties have expressed a mutual interest to cooperate; however, certain final definitive terms may not have been addressed in such arrangements. Although we and our counterparties tend to enter into definitive agreements at later dates, the lack of comprehensive definitive written agreements can lead to uncertainty or misunderstanding among the parties, which can lead to deteriorated relationships and increased risk of disputes, either of which could adversely affect our business, results of operations and financial condition. In addition, although we and parties to these preliminary agreements negotiate in good faith to enter into definitive agreements, there can be no guarantee that projects in our pipeline (now or in the future) are ever realized even if we have signed letters of intent, or other similar agreements.

Risks Related to Product Development and Commercialization

Our research and development expenses may increase in the future.

Our research and development expenses primarily relate to our efforts to increase the output, durability and commercial viability of our technology. The results of such research and development can be unforeseen and undesirable and therefore our forecasted costs related to such research and development are associated with great uncertainty. Our research and development expenses were $0.73 million and $0.54 million in our fiscal years ended December 31, 2025 and 2024, respectively. We expect that our research and development expenses will increase in the future. It is our goal to fund the majority of our research and development expenses through grants and/or cost sharing obligations under some of our customer contracts or joint venture agreements over the next several years with sources of external funding, and although we have received governmental grants, for example, from the Israeli Ministry of Energy, and we entered into a joint venture with EDF power solutions Israel Ltd. (formerly known by the name EDF Renewables IL), we may not be able to secure any such funding or enter into such an arrangement in the future. Pursuant to our agreement with EDF power solutions Israel Ltd. (formerly known by the name EDF Renewables IL), we and EDF power solutions Israel Ltd. (formerly known by the name EDF Renewables IL) have funded the development of our Jaffa Port project by EDF EWP One, in a ratio corresponding to the respective ownership in the joint venture, which is currently owned by the parties in equal parts.

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

We began developing and testing wave energy technology over ten years ago. However, to date, we have only manufactured a limited amount of WEC technology for use in ocean testing and commercialization and have not produced WEC technology in any significant quantity for commercial production. The longest continuous in-sea deployment of our WEC technology was the use of our pilot WEC technology in the Jaffa Port over a six-year period from 2014 to 2020, and on a larger-scale from 2023 until this date, and in Gibraltar from 2016 to March 2022. As a result, our WEC technology may not have a sufficient operating history to confirm how they will perform over their estimated useful life. Our technology may not yet have demonstrated that our engineering and test results can be duplicated in volume or in commercial production. If our WEC technology is ultimately proven ineffective or unfeasible at commercial scale, we may not be able to expand our commercial production of our WEC technology or we may become liable to our customers for quantities we are obligated but are unable to produce, if such obligations are made. If our WEC technology performs below expectations, we could lose customers and face substantial repair and replacement expenses which could in turn adversely affect our business, financial condition and results of operations.

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

Political, economic and military instability in Israel or the Middle East may adversely affect our business.

Our Israeli subsidiary, Eco Wave Power Ltd. is incorporated under the laws of Israel, where we also maintain our headquarters. A significant portion of our research and development activities and other significant operations are located in Israel, and all of our officers and directors are residents of Israel. As a result, political, economic and military conditions in Israel or the Middle East could directly impact our business, financial condition and results of operations.

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

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from Gaza and conducted a series of attacks on civilian and military targets. In response, Israel’s security cabinet declared war against Hamas, and later against Hezbollah (the “Israel-Hamas-Hezbollah war”). Hostilities subsequently escalated between Israel and a number of its other neighbors, including conflicts with Hezbollah along Israel’s northern border with Lebanon, with Iran (including a war during June 2025) and with the Houthi movement in Yemen, who both launched drone and missile attacks on military and civilian targets within Israel. In addition, the Houthi movement has disrupted international commerce by launching a number of attacks on commercial vessels traversing the Gulf of Aden and the Red Sea. While a ceasefire between Israel and Lebanon (with respect to Hezbollah) was announced in November 2024, a ceasefire between Israel and Iran was announced in June 2025 and a ceasefire between Israel and Hamas was announced in October 2025, there is no assurance that these ceasefires will last and hostilities could resume, and it is possible that other ongoing conflicts in the region, including cyber attacks, will eventually escalate into a greater regional conflict, including a potential for another war between Israel and Iran, and that other countries and non-state organizations will join or escalate their involvement in such hostilities.

Since the beginning of the Israel-Hamas-Hezbollah war, the international credit rating agencies have reviewed Israel’s credit rating and lowered them. For example, Fitch has lowered Israel’s credit rating from A+ to A and S&P Global Ratings lowered its long-term foreign and local currency sovereign credit ratings on Israel to A+ from AA- and the short-term ratings to A-1 from A-1+. Credit rating agencies could further lower Israel’s credit rating in the future, which could disrupt the business environment in Israel and make investors hesitant to invest or transact business in Israel.

While, to date, we have not experienced any material interruptions resulting from the Israel-Hamas-Hezbollah or the Israel-Iran war, circumstances are evolving and the intensity and duration of any regional hostilities is difficult to predict, as are their impacts on our business and operations. Prolonged and/or heightened instability could adversely impact our business, financial condition and results of operations in the future.

Further, our operations could be disrupted by the obligations of our employees to perform military service. As of February 28, 2026, we had 10 full-time employees and several key subcontractors based in Israel. Of these employees and subcontractors, some may be military reservists, and may be called upon to perform military reserve duty of up to 36 days per year (and in some cases more) until they reach the age of 40 (and in some cases, up to the age of 45 or older). In connection with the current conflict, several hundred thousand Israeli military reservists have been drafted to perform immediate military service. Even though none of our employees have been called up for service in the current war, certain employees of some of our subcontractors have been called up for military service. Their absences for an extended period of time may cause certain delays to our operations in Israel which, in turn, may materially and adversely affect our business, prospects, financial condition and results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts and several countries still restrict business with the State of Israel and with Israeli companies. Moreover, the current perception of Israel, Israeli and Israeli-related companies by the global community (as represented, for example, by claims filed since the outbreak of the current war with the International Court of Justice and the International Criminal Court’s recent issuance of warrants of arrest for the Israeli Prime Minister and former Minister of Defense) may cause an increase in sanctions and other adverse measures against Israel, Israeli and Israeli-related companies and their products and services. Additionally, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services or otherwise restrict business with Israel, Israeli and Israeli-related companies, which may impact our ability to do business. Such restrictive laws, efforts and policies, particularly if they become widespread, as well as current and future rulings and orders of international tribunals against Israel, may have an adverse impact on our operating results, financial condition, or the expansion of our business.

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

Our project to build a 100 kilowatt (or 0.1 megawatt) installed capacity pilot station to create electricity from waves in Jaffa Port, Israel has been financed in part through a royalty-bearing grant in the aggregate amount of up to NIS 492,000 ($154,000) that we have received from the Israeli Ministry of Energy pursuant to a financing agreement. Pursuant to the terms of this agreement, we received installation payments, which started in January 2019, and the last of which we are scheduled to receive after we file the final project report, while the Israeli Ministry of Energy is to receive a non-exclusive, non-assignable and irrevocable license to use our know-how created during this project for national needs. We are committed to pay royalties at a rate of 5.0% from commercialization of the project’s know-how and intellectual property (if any is created) up to the cumulative amount of the grant, linked to the Israeli consumer price index, and with the addition of the interest rate of the Accountant General of Israel. In addition, we provided a guarantee in the amount of NIS 36,900 (approximately $12,000), or 7.5% of the total amount of the grant, regarding our obligations under the grant. If we violate our obligations under the financing agreement, the Israeli Ministry of Energy has the right to redeem our bank guarantee and/or demand the return of the investments we have already received at the time of the violation. As of December 31, 2025, our bank guarantee has ceased.

Furthermore, in 2021, we won a grant of EUR 178,500 (approximately $210,000) from the European Commission in the EU Horizon 2020 Research and Innovation Programme as part of the ILIAD consortium for our participation in a three years program consortium of 56 partners from 18 countries in Europe, the Middle East and North Africa to combine high-resolution modelling with real-time sensing of ocean parameters, advanced algorithms for forecasting of spatio-temporal events and pattern recognition. The virtual representations will consist of several real-time to near-real-time digital replicas of the ocean. As part of this consortium, we expect to play a role to aid with pilot applications related to wave energy. In 2022, we received EUR 86,000 (approximately $101,000) as an advanced payment on account of this program. In 2023, we received EUR 32,713 (approximately $38,000) as a first interim payment for the first year of the program and in 2024 we received EUR 32,737 (approximately $38,000) as a second interim payment for the second year of the program. On October 28, 2021, we were awarded a grant of GBP 103,993 (approximately $140,000) from Innovate UK for Eco Wave Power Gibraltar to research and conduct feasibility studies for sea wave energy powered microgrids for remote islands and rural coastlines. The terms of the grant require us to contribute GBP 44,569 (approximately $60,000) towards these activities in order to receive grant funding, and we have contributed the amounts in full during the grant term. Under the terms and conditions of these grants, we are obligated to comply with various reporting requirements, meet certain project milestones and to take certain administrative actions. Material noncompliance with the terms and conditions of the grants may result in one or more enforcement actions by the relevant grant agency, which could include denying funds for the cost of funded activities, suspending the grant in whole or in part, pending corrective action, and withholding further grant awards. In 2022 and 2023, Eco Wave Power Gibraltar received GBP 71,000 (approximately $96,000) and GBP 33,000 (approximately $44,000) respectively from Innovate UK.

In 2022, we received an Interreg Atlantic Area, European Regional Development Fund, or ERDF, grant approval called “Ports Towards Energy Self Sufficiency” that was approved for a research project in Porto, led by the University of Porto, on November 24, 2022. The grant amount is EUR 25,262.50 (approximately $30,000). The terms of the grant require us to contribute EUR 7,578 (approximately $9,000) to this activity. In 2024, we received EUR 17,886 (approximately $21,000).

In 2023, we received a GREENinMED grant, provided by the European Union, under the ENI CBC Mediterranean Sea Basin Programme.

In 2023, we received a grant approval of GBP 456,500 (approximately $616,000) as part of a consortium led by Toshiba (U.K.) and Aquatera Ltd. to design a pilot microgrid project for a remote island in Thailand. The grant is part of Innovate UK’s Energy Catalyst program Round 10, which supports businesses and organizations develop market-focused technologies that provide clean, affordable and accessible energy. The terms of the grant require us to contribute GBP 136,950 (approximately $185,000) in the years 2024-2026 to this activity and to comply with various reporting requirements and meet certain project milestones in order for grand funding to be sustained.

In 2025 and in 2024, we received GBP 149,443 (approximately $195,000) and GBP 36,715 (approximately $50,000), respectively, from Innovate UK’s Energy Catalyst program Round 10.

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

As of March 8, 2026, our executive officers, directors and principal shareholders who own more than 5% of our outstanding Common Shares, in the aggregate, beneficially own shares representing approximately 49.86% of our share capital. As a result, if these shareholders were to act together, they would be able to exert significant influence over all matters submitted to our shareholders for approval (including a prospective acquisition or other change of control of our company), as well as our management and affairs.

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

In general, we will be treated as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not expect that we will be treated as a PFIC for 2025. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ADSs or Common Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ADSs or Common Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Common Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ADSs or Common Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to furnish U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our Subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Common Shares or ADSs.

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

We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of our initial public offering in the United States, (b) in which we have total annual gross revenues of at least $1.235 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our ADSs that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

We are subject to the reporting requirements of the Exchange Act, Nasdaq listing requirements and other applicable securities rules and regulations. The Exchange Act requires that we file periodic reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and the Nasdaq Stock Market may also impose various additional requirements on public companies. As a result, we incur additional legal, accounting and other expenses that we did not incur as a nonpublic company, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act. We estimate that these expenses will be at least several hundred thousand dollars annually. Further, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our development plans. We have made changes to our corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. The measures we take, however, may not be sufficient to satisfy our obligations as a public company, which could subject us to delisting of our ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

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

We are subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements we file reports with the SEC. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual report with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Our officers, directors and principal shareholders are exempt from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. However, effective March 18, 2026, our directors and officers will be subject to the insider reporting requirements of Section 16(a) of the Exchange Act.

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

Integration of Artificial Intelligence and Focus on the AI Infrastructure Sector

The rapid global growth of AI and machine learning technologies is expected to significantly increase electricity demand, particularly from large-scale data centers and high-performance computing infrastructure. As part of our strategic development initiatives, we are exploring opportunities to position our wave energy technology as a complementary renewable energy source for the AI and data infrastructure sector.

In parallel, we are also developing AI-enabled software tools designed to enhance the operational performance, monitoring capabilities, and predictive maintenance of our wave energy systems.

At this stage, WaveGPT is a planned development in collaboration with Florida Atlantic University.

Currently, our power stations operate using a programmable logic controller (PLC)-based industrial control system, which manages operational modes based on inputs such as wave height and hydraulic pressure.

Operational data from our systems is transmitted to a dedicated monitoring platform that enables the Company to:

●	Store and analyze time-series operational data

●	Monitor wave conditions in relation to electricity production

●	Detect anomalies based on predefined operational thresholds

●	Generate real-time alerts for engineering and maintenance teams

In parallel, the Company is exploring the development of additional AI-oriented analytical layers intended to enhance operational decision-making and system optimization.

WaveGPT is being planned as a higher-level intelligence platform intended to integrate real-time ocean data, operational performance metrics, and predictive analytics to support performance optimization and engineering decision-making.

At present, the Company’s AI and machine learning applications primarily focus on time-series analysis and predictive modeling of operational and oceanographic data. As the Company continues to scale its deployments, it expects to further develop these capabilities, potentially incorporating GPU-accelerated models, edge computing architectures, and advanced simulation tools.

Potential future applications may include:

●	Predictive maintenance of hydraulic and mechanical components

●	Dynamic optimization of hydraulic system performance

●	Digital twin simulations of wave energy installations

●	Real-time adaptive operational control

There can be no assurance that these AI-based technologies will be successfully developed or deployed commercially; however, the Company believes that integrating advanced data analytics and artificial intelligence into its operational platform may enhance system efficiency, reliability, and scalability over time.

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

Our WEC Technology

We believe that our WEC technology has the potential to accelerate the viability of wave power in a way that was previously not achievable because our WEC technology is more cost-efficient, reliable, insurable and environmentally friendly and easier connected to the grid compared to offshore systems. Our WEC technology, first wave-pool tested in Kiev, Ukraine, in 2011, employs units of point absorber floating devices, referred to as floaters, which are installed on existing marine structures such as (but not limited to) piers, breakwaters and jetties, or in locations in which such marine structures are required. Our specially designed floaters move accordingly with the movement of the waves pressing hydraulic pistons, which create pressure in land located accumulators, depending on wave heights, which is rotating a hydromotor, that then rotates a generator, which sends the clean electricity to the grid via an inverter.

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

Project Pipeline and Achievements

We have entered into a variety of agreements with parties interested in the utilization of our WEC technology. These agreements consist of Power Purchase Agreements, Concession Agreements and other agreements in various stages, including letters of intent. Based on the terms of the agreements and our own calculations, we believe that we have a total worldwide pipeline of projects that may be more than 404.7 megawatts in size. In addition, we have entered into agreements to conduct feasibility studies. Although the majority of the megawatts included in our pipeline are subject to preliminary agreements, we have a limited amount of megawatts that are subject to more advanced agreements, such as our Power Purchase Agreement in Gibraltar for up to five megawatts (which we are not currently actively working on advancing, due to lack of compatible breakwater in the region), a Concession Agreement in Portugal for up to 20 megawatts, a Concession Agreement for up to 77MW in Turkey, a Concession Agreement in Spain for up to 2MW, and an Interconnection Agreement in Mexico for up to 25 megawatts (which we are not currently actively working on advancing). As described in more detail below, we have advanced or completed pilot projects at Jaffa Port in Israel and at the Port of Los Angeles. Although some of these agreements may be deemed to be definitive, there is no guarantee that we will complete the construction of any WEC systems for such projects (or any others), as we will need to meet certain conditions and obtain certain licenses to reach the actual construction stage of such projects, of which there can be no guarantee. See “Item 4. D. Risk Factors — Risks Related to Our Business Operations” for risks associated with our pipeline projects and “Item 4. B. — Business Overview — Project Pipeline” for additional information.

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

We are currently engaged in the following projects:

Shell Feasibility Study and Port of Los Angeles Project

In 2023, Shell International Exploration and Production Inc., or Shell, chose us to conduct a feasibility study aimed at identifying prime locations in the U.S. where we would implement our commercial installations. At the Port of Los Angeles in January 2024, we signed a strategic pilot test agreement with for the implementation of our first U.S-based project at AltaSea’s premisesIn August 2024, we received the final nationwide permit from the U.S. Army Corps of Engineers for the project, issued under Nationwide Permit 52 for water-based renewable energy generation pilot projects which authorizes us to install eight wave energy floaters on the piles of an existing concrete wharf structure on the east side of Municipal Pier One In addition, in early October 2023, the Governor of California signed into law California Senate Bill 605, or SB 605, which, among other things, requires the California State Energy Resources Conservation and Development Commission to work with state and local agencies and other stakeholders to identify suitable sea space for wave energy and tidal energy projects in California. In March 2025, we were granted Revocable Permit 25-05 by the Port of Los Angeles for the construction and demonstration of its innovative wave energy technology at Berth 70 in San Pedro, California. In April 2025, we signed a manufacturing agreement with All-Ways Metal, Inc., a woman-owned business based in California, for the production of floaters for its innovative wave energy project in the Port of Los Angeles. The floaters—custom-engineered wave energy devices—were fully manufactured by All-Ways Metal, a woman-owned metal fabrication company based in California and the official U.S. manufacturing partner for the pilot. In July 2025, we signed an agreement with C&S Welding Inc., a premier California-based industrial and maritime contractor, for the installation of the wave energy floaters and the Company’s energy conversion unit at the Port of Los Angeles. On July 28, 2025, the Company announced its successful completion of the floaters installation at the Port of Los Angeles. On September 9, 2025, the Company successfully launched its first U.S. wave energy pilot project at the Port of Los Angeles, developed in collaboration with AltaSea and Shell Marine Renewable Energy (MRE).

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

Portugal Planned Project

o

In 2020, we entered into a Concession Agreement with the Port Authority of the Douro, Leixões, and Viana do Caterlo, or APDL, to use an area potentially suitable for the construction, operation, and maintenance of a wave energy power plant of up to 20 megawatts in four locations owned and operated by APDL. Pursuant to the Concession Agreement, APDL will provide us with the concession for its breakwaters for a period of between 25 to 30 years, while we will be responsible for securing all the licenses, constructing, and commissioning the power plant and selling the electricity to be generated by the power plant in accordance with an approved production quota, to be determined for each site. The power plant is planned to be constructed and commissioned in several stages starting with a one-megawatt station, and subject to certain conditions, to be followed by the construction, operation and maintenance of the remaining capacity of the plant (19 megawatts). In order to commence the licensing, EWP Israel incorporated a wholly owned subsidiary company in Portugal under the name EW Portugal-Wave Energy Solutions, Unipessoal Ida., or EW Portugal. In March 2024, we received the final approval necessary for the commencement of the construction works of our first MW-scale project (located at Barra do Douro breakwater) in Porto, a Título de Utilização de Recursos Hídricos license, or TURH, from APDL. As a result, we have issued a performance bond to APDL, meant to solidify our commitment for the construction of the first MW-scale wave energy project within a two-year period. We believe this will be the first wave energy project in the world to show significant energy production from wave power. In January 2025, we engaged MOQ Engineering to perform the final design and load calculations for the project. In May 2025, Eco Wave Power has successfully paid the first installment – representing 50% of the grid connection fee – for the planned 1MW station. This payment was made to E-REDES, the Portuguese electricity distribution system operator responsible for managing and operating the national distribution grid and ensuring secure and efficient access for producers and consumers alike.

In January 2026, we announced the completion of a wave and loads assessment conducted in co-operation with MetOcean Consult and the submission of the execution plan to Administração dos Portos do Douro, Leixões e Viana do Castelo, S.A. (APDL). Prospective approval from APDL would be required to advance to the next phase of the project involving the production of the floaters and accompanying structural components.

In March 2026, APDL informed the Company that the Barra do Douro breakwater experienced localized damage following an unusually strong storm event in the region. As the owner of the infrastructure, APDL indicated that it intends to conduct a structural assessment of the breakwater and subsequently carry out any necessary repair works. APDL reiterated its continued interest in Eco Wave Power’s innovative wave energy project and its intention to advance the initiative following completion of the assessment process.

While the Company expects that the assessment and potential repair works may affect the previously anticipated execution timeline, the Company has not yet received formal written confirmation regarding the scope of the works or any revised schedule and is currently awaiting APDL’s official assessment in order to determine the potential implications for the project timeline and related regulatory procedures.

It should also be noted that any structural review and repair work may strengthen the breakwater infrastructure, which could ultimately benefit the project. In addition, certain breakwater reinforcement works had originally been included within the Company’s project budget, and therefore such works, if carried out by APDL, may reduce certain infrastructure costs previously anticipated as part of the project scope.

Taiwan Project

o

In October 2024, we signed an agreement for the sale of a wave energy generation unit with I-KE International Ocean Energy Co., a subsidiary of Lian Tat Company. Pursuant to the agreement, I-Ke will locally manufacture the floaters based on our proprietary design and purchase a 100KW conversion unit from us.  In August 2025 I-KE was awarded the official land use tender from the Suao Port Company for the installation of a wave energy pilot station in Taiwan. This achievement marks the first time in Taiwan’s history that a commercial port area has been opened for wave power testing, highlighting the nation’s commitment to innovation and clean energy.

This tender award is a first-of-its-kind event in Taiwan, setting an important precedent for the country’s renewable energy sector. It directly supports Taiwan’s national renewable energy transition strategy and positions Suao Port as a demonstration hub for low-carbon, smart, and innovative green energy. The pilot project at Zone C is intended to serve as the foundation for a phased development roadmap. In December, 2025, I-KE officially entered a land lease agreement with Suao Port.

Indian Memorandum of Understanding

o	In February 2025, we signed a non-binding memorandum of understanding with Bharat Petroleum Corporation Limited, or BPCL, with a view to jointly developing wave energy projects in India, beginning with a feasibility study. The first phase after the feasibility study will include the deployment of a 100 KW pilot project at BPCL’s Mumbai Oil Terminals. BPCL will oversee regulatory approvals, permits and land use consent, while we will provide our WEC technology, conduct research and optimize power generation efficiency. In August 2025, we entered into an agreement with RL Solutions, a local representative for the Company, meant to facilitate the purchase order from Bharat Petroleum to Eco Wave Power.

Our Strategy

We aspire to build wave energy power stations using our WEC technology that will give people access to electricity generated from a source in proximity to their residence without creating air pollution and while mitigating environmental damage.

As global electricity demand continues to increase, including demand driven by the rapid expansion of artificial intelligence and high-performance computing infrastructure, we believe renewable energy solutions located near coastal regions may play an important role in supporting future energy needs.

In order to accomplish our strategic objectives, we are focused on both our growth initiatives and our research and development efforts, including the integration of advanced monitoring, data analytics and artificial intelligence-based technologies designed to enhance the performance, reliability and scalability of our wave energy systems. These strategies are expected to evolve as we continue to expand our operations and technological capabilities.

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

Our research and development strategy is currently focused on:

●	the completion of the development of WPV software for our WEC technology for real-time production verification;

●	the optimization of our WEC technology to generate larger amounts of electricity in all wave heights;

●	optimization of our WEC technology’s materials for operation in different weather and marine climates and for cost-effective implementation and reduced operations and maintenance needs; and

●	the development of advanced data analytics and artificial intelligence-based software tools, including WaveGPT, designed to analyze operational and oceanographic data, support predictive maintenance, and optimize the operational performance of our wave energy conversion systems.

Our growth strategy is currently focused on:

●	keeping the EWP EDF One project operational for research and development, in collaboration with EDF power solutions Israel Ltd.(formerly known by the name EDF Renewables IL), a subsidiary of the French multinational electric utility company EDF, which is our second grid connected project, and, as such, we believe reinforces our position as a leading wave energy developer;

●	monitoring our first pilot project in the U.S. in the Port of Los Angeles, which is designed to serve as an educational and showcase platform for officials, industry stakeholders, and potential partners, and build the foundation for future, larger-scale, grid-connected wave energy projects;

●	moving more projects from the “project pipeline” stage into the “ready-to-build” stage and moving forward with our newest projects in Taiwan and India (which are meant to serve as our first turnkey projects, enhancing our revenue stream, as well as our penetration strategy for new markets);

●	adding more pilot turnkey projects to our projects pipeline, as a means of penetration to new markets, whereby we would sell the conversion units to local partners, who would in turn secure the land, licenses and funding for such projects, thereby collecting data to enhance our technology, and potentially creating the conditions for a regulatory framework;

●	developing advanced monitoring, data analytics and artificial intelligence-based platforms, including WaveGPT, designed to enhance operational optimization, predictive maintenance, and performance analysis across our wave energy projects, while also exploring potential opportunities to support the increasing global energy demand driven by artificial intelligence and high-performance computing infrastructure;

●	finalizing the licensing and construction of the first megawatt of the Portugal power station and any other sites, the purpose of which is to demonstrate that wave energy can generate significant energy amounts and in commercial scale (of 20MW and above) to generate significant revenue, and potentially allow us to become profitable; and

●	upon successfully executing our first one megawatt scale project, we may pursue additional financing, which may include equity or debt financing deal(s), which we believe would enable us to construct and operate multiple revenue yielding assets in parallel, which we believe will then facilitate significant growth of our Company. (See Item 4.B. — “Revenue Models — WEC Technology” for additional information).

Renewable Energy Market

According to IRENA , global investment in the renewable energy market increased by 22% from $662 billion in 2022/2023 to $807 billion in 2024 (IRENA, Global Landscape of Energy Transition Finance 2025). A report from IEA indicated that 2024 was a record year for renewable energy. According to research from the IEA’s 2025 renewables analysis (IEA, Global Status Report 2025), global renewable power capacity is expected to more than double by 2030, increasing by approximately 4,600 gigawatts over the next five years. Renewables already account for the vast majority of new power capacity additions globally, with solar PV leading growth, alongside significant contributions from wind and hydropower, driving record increases in recent years.

In combination with several political efforts, solar and wind energy resources have now grown to become attractive to investors also from a financial perspective, as the levelized cost of energy, or the LCOE, has fallen across the board between 2010 and 2023 (LCOE is a measure of the average net present cost of electricity generation for a generating plant over its lifetime). For example, the LCOE of onshore wind has decreased by 70% from $0.111 per kilowatt hour in 2010 to $0.033 per kilowatt hour in 2023, offshore wind has decreased by 63% from $0.203 per kilowatt hour in 2010 to $0.075 per kilowatt hour in 2023, concentrating solar power decreased by 70% from $0.393 per kilowatt hour in 2010 to $0.117 per kilowatt hour in 2023, and utility scale solar photovoltaics has fallen by 90% from $0.460 per kilowatt hour in 2010 to $0.044 per kilowatt hour in 2023 (IRENA, Renewable power generation costs, 2025). Taking into account the changes in the LCOE levels of offshore and onshore wind, concentrating solar power and utility scale solar photovoltaics, we believe that these resources are expected to grow within the next decades. To replace fossil fuels in full, we believe that the world needs energy from a variety of renewable energy sources, as there is not enough energy that can be generated by solar, wind, and other renewable energy resources based on these sources’ current capacity. By combining solar, wind, and water energy sources, we believe that the joint energy consumption demand can be met. According to the Renewable Energy Policy Network of the 21st Century (REN21), Renewables 2023 Global Status Report, in 2022 renewable energy sources (excluding hydropower) accounted for 7.5% of primary energy (up nearly 1% from 2021), while fossil fuels remained at 82%. According to REN21 Renewables 2025 Global Status Report, the total final energy consumption increased by 2.2% in 2024, where modern renewable energy sources were estimated to account for 13.5% of the final energy consumption in 2023 and fossil fuels for 79.5%.

Despite a number of initiatives to boost the role of renewables and the electrification of heating and transport, progress in these sectors continues to be relatively slow. Policy makers have paid much less attention to renewable heating and cooling compared to renewable power generation. As of 2024, six countries had adopted economy-wide targets for 100% renewable energy, committing to meet all of their energy needs from renewable sources by a specified year, according to REN21 Renewables Global Status Report in 2025. In parallel, 35 countries have established formal targets to increase the share of renewable energy in heating and cooling, most of which are framed as sector-specific targets toward 2030 rather than full 100% commitments. In the transport sector, 16 countries, along with all 27 EU Member States, have committed to banning the sale of new internal combustion engine vehicles by set dates. Beyond vehicle phase-out policies, renewable transport fuel measures, such as biofuel blending mandates, are in place across around 20 countries, with targets typically ranging between 7% and 34% by 2030. . If recent progress from the renewable energy sector is taken into account, we believe the gap between fossil fuel consumption and the renewable market can be closed in the near future. Excluding hydropower, the installed global renewable energy sector grew from approximately 585 gigawatts to approximately 4,448 gigawatts, an increase of more than 660%, between 2015 and 2024, according to data from the International Renewable Energy Agency (IRENA, Renewable Capacity Statistics 2025). Further data from IRENA shows that solar and wind have continued to dominate global renewable energy growth, both in absolute capacity and in percentage terms, jointly accounting for approximately 98% of new renewable capacity additions in 2023. Solar photovoltaics represented the largest share of new renewable capacity additions, contributing more than three-quarters of global renewable energy additions in 2023, at approximately 345 gigawatts, while wind energy remained the second-largest contributor, with approximately 116 gigawatts of new installed capacity. The growth in the renewable sector has been due to a number of factors including political support, financial incentives and reduction in the costs of technology making renewable energy cost competitive.

The convergence of cheaper renewable energy technologies, digital applications and the rising role of electricity is a crucial vector change that we believe is central to the prospects for meeting many of the world’s sustainable development goals. Although momentum in the power sector is positive, the power sector alone will not deliver the emission reductions required by the Paris Agreement and the Convention, respectively, nor will it be able to fulfil the aspirations of United Nations’, or the UN, Sustainable Development Goals, an initiative by the UN to promote a more sustainable future. Policies continue to remain critically important for the future of renewables. In order to meet long term climate and other sustainable goals, renewable energy development in these sectors must accelerate. According to the IEA, if progress continues at the currently forecasted pace, renewables would account for around 20% of global final energy consumption by 2030. At the same time, renewable electricity deployment is advancing rapidly. According to the recent IEA 2024 analysis, renewable energy is projected to supply approximately 43% of global power demand by 2030, up from roughly one-third of global electricity today, reflecting strong momentum in the power section. Below is a brief summary highlighting the recent expansion of the renewable energy market.

Energy Security

Energy security means a country’s uninterrupted access to energy resources at an affordable price and is central to today’s society and its ability to function. In order to secure the national energy consumption, many countries are today dependent on importing energy. In recent years, EU dependence on natural gas imports has largely decreased; however, member states are still highly dependent on large levels of imports of petroleum products and natural gas, which accounted for 65% and 25%, respectively, of energy imports into the EU in 2023, according to a report from the European Commission. According to Eurostat (The European Statistical Office, 2025), the EU imported energy products valued at 375.9 billion in 2024. . Member states of the EU are still dependent on imports of petroleum products and natural gas, which accounted for approximately 65% and 25%, respectively, of energy imports into the EU in 2023, according to a report from the European Commission.  In 2022, the conflict between Russia and Ukraine resulted in disruption to energy markets.

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

Wave Energy Potential

As a result of the shortcomings of each of the various renewable energy sources currently available, in order to successfully make the transition to an emission-free future, the world will need to use a diverse array of renewable energy sources, tailored to each region’s specific climate and environment, to generate the amounts of renewable energy from its available resource. In addition, global electricity demand is expected to increase significantly in the coming years due to the rapid expansion of digital infrastructure, including AI, high-performance computing, and large-scale data centers. Therefore, there is currently a need to adopt new renewable energy sources alongside more established sources.

One such resource is our oceans and seas, which, as reported by National Geographic, cover 71% of our planet’s surface and are an abundant source of renewable power. According to Ocean Energy Europe’s 2024/2025 industry overview, the theoretical global wave energy resource, based on the Intergovernmental Panel on Climate Change (IPCC) assessments, is estimated at approximately 29,500 terawatt-hours of electricity per year. In addition, according to the U.S Energy Information Administration (EIA), as of 2024, the theoretical annual wave energy potential along the coasts of the United States is estimated to be as much as 2,640 terawatt hours per year, which is equal to about 63% of total U.S utility-scale electricity generation, in 2023. Wave energy is an abundant renewable energy source, which has several significant advantages over other renewable energy sources. For example, it is available at night. In many locations around the world with significant and stable wave resources, power from WEC technology can be produced around the clock.

One of the greatest benefits of wave energy, especially if it’s nearshore or onshore, is that it may allow for power generation in proximity to population centers. Nearly 40% of the global population, live within 100 kilometers of a coast, according to a report from the United Nations. In addition, most of the world’s megacities are located near the coastline, with eight out of the ten largest cities in the world being located by the coast, according to an article from UN Atlas of the Oceans, which also highlights a trend in current population growth and migratory patterns which are seeing more people leaving the urban inland for life in cities. We believe that this results in making wave energy an increasingly attractive source of power generation.

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

In the 2019 European Green Deal, the European Commission identified the blue economy (a term used to describe sustainable use of ocean resources for economic growth, improved livelihoods, and jobs while preserving the health of ocean ecosystem), as having a central role to play in mitigating and adapting to climate change. To boost the European blue economy, in February 2020, the European Commission and European Investment Fund launched an EUR 75 million “Blue Invest” fund that provides financing to equity funds that strategically target and support companies and technologies in the blue economy sector. As more sources of renewable power are sought, governments and entrepreneurs are increasingly looking to our oceans and wave energy as a source of clean power. Further support for ocean energy can be seen in the United States, where the United States Department of Energy, or the DOE, opened new funding opportunities worth $112.5 million in 2024 for wave technology research and development.

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

Global Warming and the Need for Green Energy

The World Health Organization, or WHO, in 2025 described air pollution as a significant environmental risk to the health of the global population. The WHO estimates that 99% of the world’s population lives in places where air quality is below its guidelines. Furthermore, the WHO estimates that air pollution accounts for approximately 6.7 million deaths in 2019, with the WHO data showing that 99% of the world’s population live in places where air pollution levels exceed the WHO guideline limits. In addition to these devastating figures, in 2025, an article from The World Bank stated that 666 million people lacked access to electricity in 2023. At the same time, global electricity demand is expected to increase significantly in the coming years due to the rapid expansion of digital infrastructure, including artificial intelligence (“AI”), high-performance computing and large-scale data centers. With 40% of the world’s population living within 100 kilometers of the coastline, we aspire to build wave energy power stations that will provide people access to electricity in proximity to their residence without creating air pollution.

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

Market growth for renewable energy has so far been somewhat restrained due to the high cost of investment. However, increased government funding and development in the technologies present new opportunities for future growth. Energy efficiency represents what could be the single largest potential contributor to global emissions reduction. The switch to this type of energy has the potential to reduce carbon dioxide emissions by billions of tons. For example, according to the World Resources Institute, in 2017 the United States passed the milestone of 1 billion light-emitting diode (LED) and compact fluorescent (CF) lights installed, avoiding what is estimated to be 142 million tons a year of carbon dioxide emissions, at a cost of about $7 per ton of avoided carbon dioxide. Political initiatives relating to the slowing of global warming include, but are not limited to:

●	The Paris Agreement, which was agreed upon at the UN’s annual climate conference in 2015 and signed in 2016, provides that signatories party to such agreement undertake specific measures to reduce emissions and slow down global warming. As of January 27, 2026, of the 198 parties to the Convention, 194 parties have ratified the Paris Agreement. The U.S. withdrew from the Paris Agreement on January 20, 2025.

●	The EU’s climate and energy goal states that greenhouse gas emissions shall be reduced by 55% by the end of 2030 compared to 1990. According to the 2023 EU directive, the renewable energy consumption target for 2030 was set at 42.5% of total energy consumption.

●	At the 2024 United Nations Climate Change Conference, more commonly known as COP29, plans to mitigate the effects of climate change and help developing nations transition to more sustainable energy sources were agreed to.

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

According to the International Renewable Energy Agency (IRENA), global investments in the energy transition reached approximately $2.4 trillion in 2024, including approximately $807 billion directed toward renewable energy technologies. In addition, the International Energy Agency (IEA) estimates that total global energy investment could reach approximately $3.3 trillion in 2025, reflecting continued capital flows into energy infrastructure. At the same time, the IEA forecasts that renewable power capacity could expand by approximately 4,600 gigawatts between 2025 and 2030. Increasing electricity demand from digital infrastructure is also expected to contribute to this growth, as the IEA projects that electricity consumption from data centers could more than double to approximately 945 terawatt-hours by 2030, with artificial intelligence workloads representing a key driver of this demand. The IEA further notes that renewable energy is currently the fastest-growing electricity source for data centers, with renewable generation serving such demand expected to increase at an average annual rate of approximately 22% through 2030.

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

●	Build, Own, Operate (BOO). Under this arrangement, we would own 100% of the project, and, therefore, we would finance and provide the operation and maintenance for the power station. We expect that the electricity produced would usually be sold to the grid in-line with long-term power purchase agreements (expected to be up to 25 years) or other agreement types. This model incurs a higher initial investment cost but, assuming successful implementation, is expected to give a long-term recurring revenue stream from the amount of electricity that we sell to the grid.

●	Build, Own, Transfer (BOT). Under this arrangement, we would build the power station and then sell the power station. We believe that long-term fixed price revenue that may be generated by the power stations under Power Purchase Agreements may be attractive for institutional investors, who can pay a premium price to purchase the power stations due to their low required rate of return (in comparison to other purchasers).

●	Joint Venture/Turnkey. Under this arrangement, we would be responsible for constructing and operating the power station. When the construction is completed, we then invoice the partner the cost of construction plus an agreed margin after which they will be sole or joint owners of the power plant. Thereafter, the project would adopt the BOO revenue model (with the exception of the 100% stake and revenue interest) and the resulting revenue stream from electricity sales would be split between us and the joint venture partners. In addition to this joint venture path, we may also sell projects on a turnkey basis as we believe that it would provide us with a faster path to positive cash flow, and as such, may enable us to scale up the business at a more rapid rate. Under this arrangement, we may provide the technology and know-how and an exclusive license for our technology to be held by the joint venture entity in the respective country, and the partner may bring its knowledge and expertise in securing land, grid connection approval and funding for the power stations to be developed by such joint venture. Our Jaffa Port project is an example of our Joint Venture Agreement with EDF power solutions Israel Ltd. (formerly known by the name EDF Renewables IL). These joint venture agreements, such as the one we have with EDF Renewables, may provide our partners with certain beneficial rights. For instance, our Joint Venture Agreement with EDF power solutions Israel Ltd. (formerly known by the name EDF Renewables IL) provides EDF Renewables with a right of first look for three years from the date of the agreement (May 2019) on any M&A transaction that EWP Israel may seek to execute and also provides EDF power solutions Israel Ltd. (formerly known by the name EDF Renewables IL) with a right of first offer for the first five years of the agreement to participate in the joint development of any other project using our technology for a wave energy station in Israel of above 0.25 megawatts.

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

Wave Energy Services

In addition to our operations involving the sale/lease of our WEC technology, we also intend on expanding our product offering by providing increased project development products and services. One of these services is the offering of feasibility studies for our potential clients, which we believe will add to customer value and may provide an additional revenue stream for us in the event the feasibility study leads to initiation of commercial projects. In the past, we entered into feasibility study agreements with Shell, Chevron and others. These feasibility studies are conducted to study the wave energy resource and preliminary project feasibility potential at a specific location and are performed as a precursor to a more robust collaboration and project at the location.

In addition, we are working on further expanding our product portfolio through the development of our new smart WPV software, intended to provide real-time production verification that will allow preventative-predictive and corrective measures to be taken. The platform is also being designed to incorporate advanced data analytics and artificial intelligence-based tools intended to analyze operational and oceanographic data, support predictive maintenance, and improve system performance monitoring. We plan to release the software for use by third parties, such as other wave energy developers, as well as relevant research institutions and leading universities, through unique licensing agreements. We believe that the addition of these two services, and potentially others, will help position us as not only as a technology provider, but also as a world-leader in a proprietary software for the growth of the wave energy industry.

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

●	Reliable. We believe that our technology is extremely reliable as compared to other WEC technologies, and more specifically those that are offshore solutions. Unlike many of our competitors, our WEC technology, with the exception of our floater mechanisms, is located on land. Therefore, our conversion unit (the part of the system that holds the energy generation equipment) is not subject to an aggressive offshore marine environment. Furthermore, we utilize a storm protection mechanism, which is meant to prevent damage to the floaters during storms.

●	Cost Efficient. The price of our WEC technology is highly competitive (on the commercial scale of 20 MW and above) with a total forecasted capital expenditure of EUR 1.2 million ($1.3 million) to EUR 1.8 million ($1.9 million) per megawatt (the actual price may vary and final price is dependent on the amount of floaters needed per site, the work that must be performed for the installation of the systems to the existing structure, or the necessity of the construction of a new structure, and the proximity to the nearest substation or grid connection point). This capital expenditure is significantly lower than the price of the offshore competition, which, according to the World Energy Council World Energy Perspective Cost of Energy Technologies report, can range from a minimum of $5.18 million (EUR 4.96 million) per megawatt to a sum as high as $15.61 million (EUR 14.5 million) per megawatt, due to the fact that during both the installation of our system and the necessary operation and maintenance activities, we do not require the use of ships, divers, underwater cabling and mooring associated with offshore systems. As to the LCOE, based on our internal calculations that were derived using the International Energy Agency’s Ocean Energy Systems project LCOE calculation metrics, combined with our assumptions, we believe that it can be as low as EUR 42 ($44) per megawatt hour, in commercial scales.

●	Proximity to population centers and energy infrastructure. Our wave energy systems are designed to be installed on existing marine infrastructure such as breakwaters, piers and other coastal structures, which are often located near major coastal cities and industrial hubs where electricity demand is concentrated. Nearly 40% of the global population lives within 100 kilometers of a coastline, and many large metropolitan areas and port facilities are located near coastal environments. As a result, our technology may allow electricity generation to occur closer to end users compared to certain other renewable energy sources that are often located far from population centers. In addition, many coastal regions host digital infrastructure such as data centers and telecommunications facilities that require reliable electricity supply. Locating renewable generation closer to such demand centers may help reduce transmission requirements and associated infrastructure costs.

●	Insurability. The reduced capital expenditures and high reliability associated with our WEC technology, as compared to various offshore solutions, has allowed us to receive insurance coverage for our power stations. For example, our installations in Gibraltar and Israel have been insured by notable insurance companies. Although we are able to maintain what we believe is sufficient insurance, we still face risks in connection with the insurance coverage that we maintain for our technology. See “Item 3. D. Risk Factors — Risks Related to Product Development and Commercialization” for additional information.

●	Modular and Scalable Design. Our WEC technology is fully modular, allowing us to scale projects, which is expected to minimize the common risks entailed in scalability. Our WEC technology can be scaled up to large-scale units of one megawatt or down to a few kilowatts for a purpose-built project.

●	Environmentally friendly. Our WEC technology does not connect to the ocean or sea floor, and as such, it is considered to be a more environmentally friendly and cleaner energy system.

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

Marketing and Sales

We continue to enhance our marketing capabilities across our target markets and we are actively marketing our WEC technology. We currently use a direct sales force consisting of employees and industry expert consultants. Among other things, we attend industry conferences and cleantech forums such as the UN Summits on Climate Change, the World Energy Congress and the Smart Energy Summit. We also seek to participate in technology and digital infrastructure conferences, including events focused on artificial intelligence, high-performance computing and data center infrastructure, such as NVIDIA’s GPU Technology Conference (GTC), as we believe that the rapid expansion of AI and data center infrastructure may create additional demand for renewable electricity generation. We also host delegations and dignitaries for demonstration tours of our plant in our offices and in our power station in Jaffa Port and at our site at the Port of Los Angels, as well as participate in governmental trade and investment delegations.

In addition to our ongoing B2B and B2G digital marketing efforts, we also frequently receive attention from international media outlets, including Wired Magazine, CNN, MSN, BBC, SKY News, the Economist, Forbes, Time Magazine as “Best Inventions of 2025”, Bloomberg, National Geographic, and Reuters. In addition to attention from these media outlets, we have been featured in videos made by other high profile parties, including Google, Good Morning America, the UN Environment Program, i24 News, the Weather Channel, Energy Observer, the Sustainable Markets Initiative, by His Royal Highness King Charles and the World Economic Forum and Solar Impulse.

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

In March 2024, we received the final approval necessary for the commencement of the construction works of our first commercial-size project in Porto (TURH license) from APDL. As a result, we have issued a performance bond to APDL, meant to solidify our commitment for the construction of the first MW-scale wave energy project first MW-scale wave energy project within a two-year period. As of January 2026, we announced the completion of a wave and loads assessment conducted in co-operation with MetOcean Consult and the submission of the full execution plan to Administração dos Portos do Douro, Leixões e Viana do Castelo, S.A. (APDL). Prospective approval from APDL would be followed by the next phase of the project involving the production of the floaters and accompanying structural components. The applicable licensing framework issued by the Portuguese Directorate-General for Energy and Geology (DGEG) currently requires that an application for an operation certificate be submitted by September 17, 2026 following project construction. While there is a possibility to extend this deadline until January 31, 2027, any further extension may require ministerial approval and may only be granted in exceptional circumstances upon a duly substantiated request. Accordingly, there can be no assurance that any additional extension would be granted.

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

We conduct our operations through our wholly-owned Israeli subsidiary EWP Ltd. In addition to our Israeli subsidiary , we have a number of other subsidiaries in Mexico, the United States, Portugal, Gibraltar, Australia and the People’s Republic of China.

Eco Wave Power Ltd., also referred to as EWP Israel, is our wholly-owned subsidiary incorporated in Israel in 2011. As of February 28, 2026, the subsidiary has 10 employees and contains the majority of the management, marketing, sales and engineering personnel in our Company. EWP Israel is responsible for the management of our subsidiary companies, the development of our project pipeline, the operation of our Company’s existing projects, the development and construction of new projects, research and development activities for our wave energy technology, and the maintenance and expansion of our intellectual property portfolio.

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

Eco Wave Power Gibraltar Ltd., or EWP Gibraltar, is a wholly-owned subsidiary of EWP Israel, incorporated in Gibraltar in 2015. EWP Gibraltar operated as the subsidiary which managed the operation and maintenance of our Gibraltar power station and was responsible for the development of the project. As part of our ongoing efforts to streamline our corporate structure and optimize administrative efficiency, we have undertaken steps to simplify certain parts of our organizational structure. In this context, we are in the process of dissolving certain subsidiaries that currently do not hold operational projects or material assets. We do not expect these actions to have a material impact on our operations, financial condition or ongoing project development activities.

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

Eco Wave Power Manzanillo I, SAPI de CV is a majority-owned subsidiary of Eco Wave Power Mexico, incorporated in Mexico in 2016. Eco Wave Power Manzanillo 1. will operate as a special purpose vehicle and is a project company for the EWP Manzanillo I project (if constructed). As part of our ongoing efforts to streamline our corporate structure and optimize administrative efficiency, we have undertaken steps to simplify certain parts of our organizational structure. In this context, we are in the process of dissolving certain subsidiaries that currently do not hold operational projects or material assets following the sale of the land previously held by such subsidiaries in 2025. We do not expect these actions to have a material impact on our operations, financial condition or ongoing project development activities.

EW Portugal-Wave Energy Solutions, Unipessoal Ida., is a wholly-owned subsidiary of EWP Israel, incorporated in Portugal in 2020. EW Portugal operates as the main company for the development of the APDL project.

EDF-EWP One Ltd. is a partly owned subsidiary of EWP Israel, incorporated in Israel in 2019. EDF-EWP One Ltd. is a special purpose vehicle that is jointly managed by EWP and EDF power solutions Israel Ltd. (formerly known by the name EDF Renewables IL) and is responsible for the development, implementation and management of the EDF EWP One project in Jaffa Port, Israel.

Eco Wave Power Australia PTY Ltd., or EWP Australia, is a wholly-owned subsidiary of EWP Israel, incorporated in Australia in 2019. As part of our ongoing efforts to streamline our corporate structure and optimize administrative efficiency, we have undertaken steps to simplify certain parts of our organizational structure. In this context, we are in the process of dissolving certain subsidiaries that currently do not hold operational projects or material assets. We do not expect these actions to have a material impact on our operations, financial condition or ongoing project development activities.

Suzhou Eco Wave Power Technology Co. Ltd. is a partly-owned subsidiary of EWP Israel, incorporated in China in 2014. As of February 28, 2026, the subsidiary has one employee. Suzhou Eco Wave Power Technology Co. Ltd. operates as the main company for the development of our operations in China.

D.	Property, Plant and Equipment.

Our headquarters are located at 52 Derech Menahem Begin St., Tel Aviv 6713701, where we occupy approximately 290 square meters. Our lease ends on November 20, 2026. The lease agreement includes two consecutive one year extension options subject to a 5% price increase at the lessor’s discretion. We moved to our headquarters in March 2023. Our monthly rent payment as of February 28, 2026 is approximately NIS 35,000 (approximately $11,000).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2024 compared to the year ended December 31, 2023 can be found in our Annual Report for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025 (File No. 001-40554).

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

We have entered into a variety of agreements with parties interested in the utilization of our WEC technology. These agreements consist of power purchase agreements, concession agreements, turnkey agreements, and other agreements in various stages, including letters of intent. Based on the terms of the agreements and our own calculations, we believe that we have a total worldwide pipeline of projects that may be over 404.7 megawatts in size. Although the majority of the megawatts included in our pipeline are subject to preliminary agreements, we have a limited amount of megawatts that are subject to more advanced agreements, such as our Power Purchase Agreement in Gibraltar (which we are not currently actively working on advancing) for five megawatts, a Concession Agreement in Portugal for up to 20 megawatts, an Agreement in Spain for up to 2MW, an Interconnection Agreement in Mexico for up to 25 megawatts (which we are not currently actively working on advancing), a Pioneering Technology approval from the Israeli Ministry of Energy to construct a 100 kilowatt (or 0.1 megawatt) WEC array and a collaboration agreement with AltaSea in the Port of Los Angeles. Pursuant to this collaboration agreement, we signed a pilot test agreement on January 3, 2024 for the development of a wave energy pilot in the AltaSea premises in the Port of Los Angeles between us and Shell. On September 9, 2025, the Company successfully launched its first U.S. wave energy project at the Port of Los Angeles, developed in collaboration with AltaSea and Shell Marine Renewable Energy (MRE). Although some of these agreements may be deemed to be definitive, there is no guarantee that we will complete the construction of any WEC system for such projects, as certain conditions must be met and certain licenses obtained to advance to the construction stage of such projects. (See Item. 4.D. – “Risk Factors — Risks Related to Our Business Operations” for risks associated with our pipeline projects and Item. 4.B. – “Business — Project Pipeline” for additional information).

We plan to continue to develop the projects in our pipeline and to work towards implementing our megawatt project in Portugal and/or other locations, further expand our project pipeline, conduct research and development aimed at continuing to upgrade and improve our WEC technology, continue the reinforcement of our patent portfolio, and to expand the team that will help us achieve our growth strategy. We expect the development cost of launching any commercial-scale project (i.e., at least 20 megawatts), will range from EUR 1.2 million ($1.4 million) to EUR 1.8 million ($2.1 million) for the cost of equipment per megawatt. In addition to the cost of equipment, the cost to launch a commercial-scale project will also include installation and connection to the local/regional electricity grid, which cost may significantly vary in accordance with the condition of the breakwater and/or the construction of a novel marine structure, and the distance from the nearest grid connection point. In addition, the price may vary significantly due to the wave climate in the region, as regions with lower wave climates may require significantly larger amounts of floaters to reach an adequate capacity factor. At this time, most of our projects are either not of a commercial nature or in too early stage of their development to determine the exact final construction, installation, and grid connection costs. In addition, we expect that the costs of completing our pipeline projects will be impacted by applicable government regulations, some of which may cause the actual cost of getting to commercial launch to become more expensive.

The EDF EWP One 100 kilowatt (or 0.1 megawatt) installed capacity project, the construction of which has been completed, cost approximately $1 million. The cost of the project was more than originally expected due to component price increases resulting from supply chain disruptions that have occurred since 2020 and other various research and development activities performed at the site. The costs have been divided equally between us and EDF power solutions Israel Ltd. (formerly known by the name EDF Renewables IL).

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

Revenue

Our 2025 revenues of $38 thousand were from services the group provided in connection with a feasibility study in South Africa. To date, we have not yet generated significant revenue from sales of our WEC technology or power stations but we expect to generate significant revenue from product and electricity sales in the future.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, sales and marketing expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, depreciation and other research and development expenses.

The following table discloses the breakdown of research and development expenses:

	For the Year Ended December 31,
USD in thousands	2025	2024
Payroll and related expenses	577	576
Depreciation	100	80
Other research and development expenses	251	21
Total	928	677
Less – Grants received	(195)	(141)
Total	733	536

We expect that our research and development expenses will materially increase as we grow our project pipeline and increase project execution rates in new locations.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries, marketing and advertising services, including public relations and investor relations, and travel.

The following table discloses the breakdown of sales and marketing expenses:

	For the Year Ended December 31,
USD in thousands	2025	2024
Payroll and related expenses	168	124
Overseas travels	113	92
Other	128	85
Total	409	301

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

The following table discloses the breakdown of general and administrative expenses:

	For the Year Ended December 31,
USD in thousands	2025	2024
Payroll and related expenses	899	737
Professional services	509	463
Depreciation	154	102
Other	516	471
Total	2,078	1,773

We expect that our general and administrative expenses will materially increase as we grow our operations, specifically in terms of employee headcount, professional support and legal costs due to the implementation of our first U.S. project in the Port of Los Angeles, the planned implementation of our first MW-scale project in Portugal and implementation of our first project in Taiwan.

Results of Operations

Comparison of the Year Ended December 31, 2025 and 2024

The following table summarizes our results of operations for the year ended December 31, 2025 and 2024:

	For the Year Ended December 31,
USD in thousands	2025	2024
Revenues	38	168
Cost of sales	(16)	(42)
Gross profit	22	126
Research and development expenses	(733)	(536)
Sales and marketing expenses	(409)	(301)
General and administrative expenses	(2,078)	(1,773)
Other income	161	225
Share of net loss of a joint venture accounted for using the equity method	(95)	(79)
Operating loss	(3,132)	(2,338)
Financial (expenses) income, net	(592)	230
Net loss	(3,724)	(2,108)

Revenues

Revenue decreased by $130 thousand, or 77%, to $38 thousand for the year ended December 31, 2025, compared to $168 thousand for the year ended December 31, 2024. Revenue for the year ended December 31, 2025, was generated from performing a feasibility study in South Africa. Revenue for the year ended December 31, 2024, was generated from a wave energy project in Taiwan. However, we have not yet generated significant revenue from the sale of our WEC technology or power stations.

Cost of Sales

Cost of sales decreased by $26 thousand, or 62%, to $16 thousand, for the year ended December 31, 2025, compared to $42 thousand for the year ended December 31, 2024. This cost of sales is attributable to services we provided in connection with feasibility studies in 2025 and with services we provided in connection with wave energy project in 2024.

Research and Development Expenses

Research and development expenses increased by $197 thousand, or 37%, to $733 thousand for the year ended December 31, 2025, compared to $536 thousand for the year ended December 31, 2024. This increase was primarily attributable to an increase of $230 thousand in research and development expenses in Israel, in Portugal and in Los Angeles and an increase of $20 thousand in depreciation .

Sales and Marketing Expenses

Sales and marketing expenses increased by $108 thousand, or 36%, to $409 thousand for the year ended December 31, 2025, compared to $301 thousand for the year ended December 31, 2024. This increase was primarily attributable to an increase in payroll and related expenses of $44 thousand attributable to new hiring in our US subsidiary, an increase in travel expenses of $21 thousand and an increase in marketing activities of $43 thousand related mainly to our US pilot station opening in the port of L.A.

General and Administrative Expenses

General and administrative expenses increased by $305 thousand, or 17%, to $2,078 thousand for the year ended December 31, 2025, compared to $1,773 thousand for the year ended December 31, 2024. This increase was mainly attributable to a $162 thousand increase in payroll and related expenses, a $51 thousand increase in depreciation, a $46 thousand increase in professional services, a $46 thousand increase in office rent expenses.

Other Income

Other income for the year ended December 31, 2025, amounted to $161 thousand, compared to $225 thousand for the year ended December 31, 2024. This decrease was primarily attributable to a reduction of $36 thousand in income from our services in connection with demonstrating a wave energy project development and the implementation thereof in the U.S. and in India, and a reduction of $43 in awards received. As of December 31, 2025 we recorded an income of $15 thousand from realization of foreign currency translation reserve on foreign subsidiaries disposed off in 2025.

Share of net loss of a joint venture accounted for using the equity method

Share of net loss of a joint venture accounted for using the equity method increased by $16, or 20%, to $95 thousand for the year ended December 31, 2025, compared to $79 thousand for the year ended December 31, 2024. This increase was primarily attributable to depreciation and other operational costs.

Operating loss

Operating loss increased by $794 thousand, or 28%, to $3,132 thousand for the year ended December 31, 2025, compared to $2,338 thousand for the year ended December 31, 2024. This increase was primarily attributable to an increase in operating expenses.

Financial Income (Expenses), Net

Net financial income decreased by $822 thousand to net financial expense of $592 thousand for the year ended December 31, 2025, compared to net financial income of $230 thousand for the year ended December 31, 2024. This decrease was primarily attributable to an increase in expenses from foreign exchange rate differences as a result of the Swedish Kronor and the NIS appreciations against the U.S. dollar.

Net Loss

Net loss increased by $1,616 thousand, or 77% to $3,724 thousand for the year ended December 31, 2025, compared to $2,108 thousand for the year ended December 31, 2024. This increase was primarily attributable to a decrease of $822 thousand in net financial income, which was primarily attributable to a reduction in income from foreign exchange rate differences as a result of the Swedish Kronor and the NIS appreciations against the U.S. dollar and an increase of $690 thousand in operating expenses.

B.	Liquidity and Capital Resources.

Overview

Since the inception of EWP Israel and through December 31, 2025, we have funded our operations principally with $28.4 million from the sale of our Common Shares in our initial public offering on Nasdaq First North, from private issuances of Common Shares, from our initial public offering of our ADSs on the Nasdaq Capital Market and through our registered direct offering from December 2024. As of December 31, 2025, our cash, cash equivalents and short term bank deposits were $6.3 million of which $6 million was in cash and $0.3 million in restricted short term bank deposits.

The table below presents our cash flows for the periods indicated:

	For the Year Ended December 31,
USD in thousands	2025	2024
Cash used in operating activities, net	(3,040)	(1,817)
Cash provided by investing activities, net	915	2,926
Cash (used in) provided by financing activities, net	(186)	2,577
Net (decrease) increase in cash and cash equivalents	(2,311)	3,686
Effect of exchange rate changes on cash and cash equivalents	488	(122)

Operating Activities

Net cash used in operating activities increased by $1.2 million to approximately $3.0 million for the year ended December 31, 2025, compared to approximately $1.8 million for year ended December 31, 2024. This increase was mainly attributable to an increase in net loss.

Net cash used in operating activities of $3.0 million during the year ended December 31, 2025 primarily reflects our net loss of $3.72 million for the period. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items, including $254 thousand of depreciation expenses and $443 thousand foreign exchange loss on cash and cash equivalents, and was increased by $13 thousand of other non-cash items and changes in components of working capital.

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

Investing Activities

Net cash provided by investing activities decreased by 2.01 million to $0.91 million for the year ended December 31, 2025, compared to $2.92 million net cash used for investing activities for the year ended December 31, 2024. The decrease in cash provided by investing activities in 2025 was mainly attributable to the reduction in net proceeds from short-term bank deposits and interest on bank deposits.

Net cash provided by investing activities in the year ended December 31, 2025 consisted mainly of $1.16 million in net proceeds from short term bank deposits, $288 thousand in interest on short term bank deposits, a $75 thousand investment in a joint venture, purchases of property and equipment in the amount of $525 thousand and $72 thousand proceeds from sale of property.

Net cash provided by investing activities in the year ended December 31, 2024 of $2.9 million consisted mainly of $2.6 million in net proceeds from short-term bank deposits, $396 thousand in interest received on bank deposits, an investment of $32 thousand in a joint venture and $33 thousand in the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities decreased by $2.8 million to net cash usage of $0.2 million for the year ended December 31, 2025, compared to net cash provided by financing activities of $2.6  million for the year ended December 31, 2024. This decrease was mainly due to reduction of $3 million in gross proceeds from a registered direct offering, net of offering expenses of $272 thousand.

Net cash used in financing activities in the year ended December 31, 2025 amounted to 186 thousand and consisted mainly of $144 thousand principal elements of lease payments,$27 thousand shares repurchases and $15 thousand interest elements of lease liability.

Net cash provided by financing activities in the year ended December 31, 2024 amounted to $2.6 million and consisted mainly of $3 million in gross proceeds from a registered direct offering, net of offering expenses of $272 thousand.

On March 7, 2019, EWP Israel signed a loan agreement with PortXL Netherlands B.V., or PortXL, to provide EWP Israel with EUR 100,000 (approximately $118,000). The loan consisted of two components: (1) EUR 85,000 (approximately $100,000) in kind consisting of services related to participating in PortXL’s startup accelerator program was provided; and (2) EUR 15,000 (approximately $18,000) was provided in cash. The loan bears a compounded fixed interest of 5% per annum, accruing from April 1, 2019 through March 31, 2028. The outstanding balance of the loan and any accrued and unpaid interest thereon shall be due and payable in five annual installments, commencing from April 1, 2023. EWP Israel is entitled to prepay any part of the loan and/or the interest at any time, without any premium or penalty in its sole discretion. To the extent that EWP Israel fails to repay the loan when due, PortXL shall be entitled, as a sole remedy, to be issued ordinary shares of EWP Israel in such number equal to the unpaid balance of the loan and the accrued interest, divided by $357.825, which is the value of such ordinary shares prior to our initial public offering on Nasdaq First North. According to the loan agreement, EWP Israel is obligated to send PortXL audited financial statements, once such statements are available. As of December 31, 2025, the amount outstanding under the loan agreement with PortXL was $164,000.

As of December 31, 2025, we also have indebtedness from loans received from a related party. (See Item. 7.B. – “Related Party Transactions” for additional information). In connection with a loan received during the course of 2011 through 2016, EWP Israel entered into loan agreements with David Leb, a shareholder of the Company and a member of our board of directors, in the amounts of $200,000 and $800,000, or the First Shareholder Loan and the Second Shareholder Loan, respectively. According to the terms of the First Shareholder Loan, EWP Israel agreed to repay the borrowed amount through monthly payments of $666, commencing from January 2019. The First Shareholder Loan carries an annual interest rate of 4% per year, compounded annually and the principal amount and the interest thereon were scheduled to mature in January 2020. Pursuant to a side letter entered into in January 2021 by us and Mr. Leb, the First Shareholder Loan is scheduled to mature in January 2022. The First Shareholder Loan principal was paid in 2022. The accrued interest remained as a current liability to a related party in the statement of financial position. According to the terms of the Second Shareholder Loan, EWP Israel agreed to repay the borrowed amount, interest-free, within 36 months, or the Maturity Date. In the event repayment is not made by the Maturity Date, the Second Shareholder Loan will begin to carry an interest rate of 4% per annum. We are currently accruing interest on the loan amount, as we have not yet decided whether to repay the loan, as per the terms of the loan agreement. Pursuant to a side letter from Mr. Leb dated December 31, 2021, the repayment of the loan will depend on the Company’s financial condition and any demand to repay the loan will not be made prior to January 2023. The accrued interest is classified as a current liability to a related party in our statement of financial position as of December 31, 2025.

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

Non-royalty bearing grants that we have received, and which we are not required to repay, include an Australian Dollar 75,000 ($50,000) non-royalty bearing grant from the government of Queensland Australia in order to support our operations and further growth in Australia, along with an EUR 50,000 ($59,000) grant from the European Commission’s Horizon 2020 program, a $2,500 grant from Vital Voices Global Partnership to install certain equipment for the power station at the EDF EWP One Project and an EUR 7,500 ($9,000) grant from MazeX program for marketing and business development in Portugal, a GBP 104,000 (approximately $140,000) grant from Innovate UK through the Energy Catalyst Round 8: clean energy- experimental development competition, a 8,480 GBP ($11,000) grant from the Wohl Clean Growth Alliance and three payments worth EUR 151,700 (approximately $178,000) from the EU Horizon 2020 Research and Innovation Programme as part of the ILIAD consortium. In 2023, we also received a NIS 90,000 ($28,000) GREENinMED grant provided by the European Union. In 2024, we received GBP 36,715 (approximately $50,000) from Innovate UK’s Energy Catalyst program Round 10 as a first interim payment for the first quarter of the program as well as EUR 17,886 (approximately $21,000) from ERDF (Ports Towards Energy Self-Sufficiency program). In 2025 we received additional four interim payments at the amount of GBP 149,443 (approximately $202,000) from Innovate UK’s Energy Catalyst program Round 10.

We also were granted approval for a royalty-bearing grant in the aggregate amount of up to NIS 492,000 (approximately $154,000) that we have received from the Israeli Ministry of Energy pursuant to a financing agreement. To date we have received NIS 492,000 (approximately $154,000) of the grant. Pursuant to the terms of this agreement, we received installation payments, which started in January 2019 and ended in July 2023 after we filed the final project report with the Israeli Ministry of Energy. We are committed to pay royalties at a rate of 5.0% from commercialization of the project’s know-how and intellectual property (if any is developed) up to the cumulative amount of the grant, linked to the Israeli consumer price index, and with the addition of the interest rate of the Accountant General of Israel.

Current Outlook

We have financed our operations to date primarily through proceeds from the sale of our Common Shares in our initial public offering on Nasdaq First North, from private issuances of shares by EWP Israel prior to our initial public offering on Nasdaq First North, from the initial public offering of our ADSs on Nasdaq Capital Market, through our registered direct offering from December 2024, from shareholder loans and from the receipt of various government grants. We have incurred losses and generated negative cash flows from operations since the inception of EWP Israel in 2011. Through the end of 2025, we have not generated any significant revenue.

As of December 31, 2025, our cash, cash equivalents and short term bank deposits were $6.3 million, of which $6 million was in cash and cash equivalents and $0.3 million in restricted short term bank deposits. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations through at least the next 12 months period from the date of this annual report on Form 20-F. However, we will require significant additional financing in future periods to continue to fully execute our business plans.

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

For a description of our research and development programs and the amounts that we have incurred in the past two years pursuant to these programs, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Operating Expenses – Research and Development Expenses” and “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Comparison of the year ended December 31, 2025 to the year ended December 31, 2024 – Research and Development Expenses.”

In the years ended December 31, 2025, 2024, and 2023, our research and development expenses were $0.73 million, $0.54 million and $0.51 million, respectively, which consisted primarily of payroll and related personnel expenses.

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

Research and development expenses

Research and development expenses are recorded in accordance with the accounting policies detailed in Note 2(n) to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our management has examined the research and development expenses capitalization conditions specified in Note 2(n) to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F and, in its opinion, as of December 31, 2025, the Company did not meet them for the year ended December 31, 2025. Therefore, as of December 31, 2025, we have not capitalized research and development expenses, and research and development expenses were charged to the income statement.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this annual report on Form 20-F:

Name	Age	Position
Mats Andersson(1)(2)	77	Chairman of the Board of Directors
Inna Braverman	39	Chief Executive Officer, Director
Aharon Yehuda	63	Chief Financial Officer
Annath Abecassis(1)(2)	54	Director
David Leb(2)	63	Director
Gilles Amar(1)(2)	63	Director
Hilary E. Ackermann(2)	70	Director

(1)	Member of the Audit Committee

(2)	Independent Director (as defined under Nasdaq Stock Market rules)

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

Hilary E. Ackermann

Ms. Hilary E. Ackermann has been a board member since June 2025. Hilary Ackermann is an accomplished leader in energy sustainability and risk management, with over three decades of distinguished experience in the energy and financial sectors. She currently serves on the Board of Directors of Vistra Energy, where she holds the position of Chair of the Sustainability and Risk Committee and is a member of the Generation and Safety Oversight Committee. Ms. Ackermann also serves as a board member for the Hartford Funds where she is a member of the Audit Committee and chairs the Compliance and Risk Committee. Her previous roles include board positions at Dynegy Inc., Credit Suisse Holdings (USA), and Apollo Investment Corporation, as well as serving as Chief Risk Officer of Goldman Sachs Bank USA. She possesses extensive expertise in corporate governance, sustainability frameworks, and strategic risk assessment, providing valuable guidance to organizations navigating the complexities of clean energy transitions and regulatory requirements. Ackermann has been recognized among the most influential corporate board directors by WomenInc. and NACD Directorship 100. Ms. Ackerman holds a bachelor’s degree in Russian from Georgetown University.

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

The following table presents all compensation paid by us to each of our directors and senior managers for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. During the year ended December 31, 2025, we did not pay any share-based compensation nor did we pay any other bonuses to our directors and senior management team.

All amounts reported in the tables below reflect the cost to the Company, in thousands of USD, for the year ended December 31, 2025.

	Salary	Pension, Retirement and Other Similar Benefits	Total
Inna Braverman, Chief Executive Officer	$535	80	615

Aharon Yehuda, Chief Financial Officer	$184	24	208

Mats Andersson, Chairman of the Board of Directors	$34	-	34

Annath Abecassis	$20	-	20

David Leb	$20	-	20

Gilles Amar	$20	-	20

Hilary E. Ackermann	$10	-	10

Total	$823	104	927

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

Board of Directors

Our board of directors is currently composed of six members. Under the rules and regulations of Nasdaq, a director will qualify as “independent” if our board of directors affirmatively determines that he or she has no material relationship with us. Our board of directors has determined that, of our six directors, Annath Abecassis, Mats Anderson, Gilles Amar, David Leb and Hilary E. Ackermann are “independent,” as defined under Nasdaq Stock Market Rule 5605(a)(2).

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

The members of our audit committee include Mats Andersson, Annath Abecassis, Gilles Amar and Hilary E. Ackermann, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Gilles Amar serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that Gilles Amar is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

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

On December 31, 2023, we had 13 full-time employees. On December 31, 2024, we had 12 full-time employees. On December 31, 2025, we had 11 full-time employees.

As of February 28, 2026, we had 11 full-time employees, including two executive officers. Of these employees, 10 are located in Israel and 1 is located in China. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union, and we believe our employee relations are good.

E.	Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Option Plan

Long-Term Incentive Plan

We have established four warrant programs, as an incentive for our directors, employees and consultants: the 2020/2024:A Warrant Program, or Program A, the 2020/2024:B Warrant Program, or Program B, both of which were approved by our shareholders in 2020 and amended in 2022, the 2025/2035:A Warrant Program, or Program C, and the 2025/2035:B Warrant Program, or Program D, both of which were approved by our shareholders in 2025. We refer to Program A, Program B, Program C and Program D as the Programs. Each warrant issued under the Program A and Program B entitles the holder to subscribe for our common shares at a specified exercise price during a specified subscription period and may only be exercised for a whole number of shares. In addition, by default, warrants are issued with preemptive rights, provided, however, that upon obtaining shareholder approval for the issuance of warrants, the shareholders may elect to waive such rights for the term of the warrant. At the annual general meeting held on June 30, 2022, it was resolved upon amending the terms for Program A and Program B, extending the period for each program during which the warrants may be exercised for subscription of new shares. At the annual general meeting held on June 27, 2024, it was resolved upon amending the terms for Program B to include Inna Braverman and David Leb in their roles as board members. At the annual general meeting held on June 30, 2025, it was resolved upon amending the terms for Program A to extend the time period during which the warrants may be used for subscription of new shares from December 31, 2032 until and including December 31, 2035. It was further resolved at the annual general meeting held on June 30, 2025, to amend the terms for Program B to extend the time period during which the warrants may be used for subscription of new shares from December 31, 2027 until and including December 31, 2035, as well as removing the premium corresponding to the market value of the warrants at the respective transfer date when the Company/ Eco Wave Power Ltd. transfer the warrants to the participants. Instead, the warrants are transferred free of charge to the participants. The material terms of the Programs are summarized below.

We may amend the Programs at any time with respect to changes which are required by legislation, court decisions, or decisions by public authorities, or, if in our opinion, any such actions are appropriate or necessary and do not adversely affect the rights of any warrant holder without the consent of the affected holder. As of the date of this annual report on Form 20-F, no warrants have been transferred to participants under either Programs.

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

The warrant holders are entitled to subscribe for one new common share in the Company for each warrant during the period starting on June 26, 2024 up to and including December 31, 2032, with the exercise price per share amounting to SEK 0.02. Pursuant to the terms of Program A, warrant holders are entitled to an adjustment of the number of shares to which each warrant entitles the holder to subscribe, and/or the applicable exercise price in the event of certain corporate changes. Events giving rise to an adjustment in certain cases include, among other things, new issuance of shares, an issuance of additional warrants or convertible debentures, a bonus issue, in each case, assuming that the preemptive rights for the issued warrants have not been waived, a consolidation or a share split or if the Company under other circumstances directs an offer to the shareholders, assuming that the preemptive rights associated with such warrants (pursuant to the principles set forth in Chapter 13, section 1 of the Swedish Companies Act) have not been waived, to purchase securities or rights of any kind from the Company. Notwithstanding events that may give rise to adjustments as described above, the exercise price may never be lower than the par value of the Company’s shares.

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

The warrant holders are entitled to subscribe for one new common share in the Company for each warrant during the period starting on June 26, 2024 up to and including December 31, 2035, with the exercise price per share amounting to SEK 9.38. Pursuant to the terms of Program B, warrant holders are entitled to an adjustment of the number of shares to which each warrant entitles the holder to subscribe, and/or the exercise price applicable in the event of certain corporate changes. Events giving rise to an adjustment in certain cases include, among other things, new issuance of shares, an issuance of additional warrants or convertible debentures, a bonus issue, in each case, assuming that the preemptive rights for the issued warrants have not been waived, a consolidation or a share split or if the Company under other circumstances directs an offer to the shareholders, assuming that the preemptive rights associated with such warrants (pursuant to the principles set forth in Chapter 13, section 1 of the Swedish Companies Act) have not been waived, to purchase securities or rights of any kind from the Company. Notwithstanding events that may give rise to adjustments as described above, the exercise price may never be lower than the par value of the Company’s shares.

Program C

Under Program C, which is an incentive program for Inna Braverman, we are permitted to issue up to a maximum of 7,256,798 warrants to purchase up to an equal number of series A shares. The warrants are represented by warrant certificates issued for a certain person. Warrant certificates are issued by the company in connection with the issuance of the warrants as well as for exchanges and conversions of warrant certificates in connection with transfers and when otherwise required.

The warrant holders are entitled to subscribe for one new share of series A in the Company for each warrant during the subscription period(s) determined for issue(s) of new shares resolved by the general meeting or the board of directors of the Company during the period commencing upon registration with the Swedish Companies Registration Office until and including December 31, 2035, with the exercise price per share amounting to SEK 0.02. Pursuant to the terms of Program C, warrant holders are entitled to an adjustment of the number of shares to which each warrant entitles the holder to subscribe, and/or the applicable exercise price in the event of certain corporate changes. Events giving rise to an adjustment in certain cases include, among other things, new issuance of shares, an issuance of additional warrants or convertible debentures, a bonus issue, in each case, assuming that the preemptive rights for the issued warrants have not been waived, a consolidation or a share split or if the Company under other circumstances directs an offer to the shareholders, assuming that the preemptive rights associated with such warrants (pursuant to the principles set forth in Chapter 13, section 1 of the Swedish Companies Act) have not been waived, to purchase securities or rights of any kind from the Company. Notwithstanding events that may give rise to adjustments as described above, the exercise price may never be lower than the par value of the Company’s shares.

Program D

Under Program D, which is an incentive program for David Leb, we are permitted to issue up to a maximum of 7,256,798 warrants to purchase up to an equal number of shares of series A. The warrants are represented by warrant certificates issued for a certain person. Warrant certificates are issued by the company in connection with the issuance of the warrants as well as for exchanges and conversions of warrant certificates in connection with transfers and when otherwise required.

The warrant holders are entitled to subscribe for one new share of series A in the Company for each warrant during the subscription period(s) determined for issue(s) of new shares resolved by the general meeting or the board of directors of the Company during the period commencing upon registration with the Swedish Companies Registration Office until and including December 31, 2035, with the exercise price per share amounting to SEK 0.02. Pursuant to the terms of Program D, warrant holders are entitled to an adjustment of the number of shares to which each warrant entitles the holder to subscribe, and/or the applicable exercise price in the event of certain corporate changes. Events giving rise to an adjustment in certain cases include, among other things, new issuance of shares, an issuance of additional warrants or convertible debentures, a bonus issue, in each case, assuming that the preemptive rights for the issued warrants have not been waived, a consolidation or a share split or if the Company under other circumstances directs an offer to the shareholders, assuming that the preemptive rights associated with such warrants (pursuant to the principles set forth in Chapter 13, section 1 of the Swedish Companies Act) have not been waived, to purchase securities or rights of any kind from the Company. Notwithstanding events that may give rise to adjustments as described above, the exercise price may never be lower than the par value of the Company’s shares.

F.	Action to Recover Erroneously Awarded Compensation.

[Not applicable.]

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Common Shares as of February 26, 2026, by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Common Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Except as indicated in footnotes to this table, we believe that the shareholder named in this table has sole voting and investment power with respect to all shares shown to be beneficially owned by it, based on information provided to us by such shareholder. The shareholders listed below do not have any different voting rights from any of our other shareholders. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Common Shares. Common Shares issuable under share options that are exercisable within 60 days after February 26, 2026 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

We believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o Eco Wave Power Ltd., 52 Derech Menachem Begin St., Tel Aviv-Yafo, Israel 6713701.

	No. of Shares Beneficially Owned	Percentage owned(1)
Holders of more than 5% of our voting securities:
David Leb	11,850,200	25.37%
Inna Braverman	11,441,200	24.49%
Directors and executive officers who are not 5% holders:
Aharon Yehuda	—	—
Annath Abecassis	—	—
Mats Andersson	*	*
Gilles Amar	*	*
Hilary E. Ackermann	*	*
All directors and executive officers as a group (6 persons)		49.86%

*	Less than 1%.

(1)	The percentages shown are based on 46,717,308 Common Shares issued and outstanding as of February 26, 2026.

Changes in Ownership of Major Shareholders

Over the course of 2025, there was a decrease in the percentage ownership of our major shareholders from 50% on December 31, 2024, to 49.86% on December 31, 2025 mainly due to share repurchasing of 5,067 ADSs representing 40,536 common shares in June 2025 and issuance of 3,000 ADSs representing 24,000 common shares to a vendor. In addition, Ms. Braverman sold 5,000 ADSs, representing 40,000 of our common shares, in September 2025.

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

Record Holders

As of February 26, 2026, there were 1,864 shareholders of record of our Common Shares, of which eight had registered addresses in the United States. Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of February 26, 2026, there were a total of 78 holders of record of our ADSs on record with the Depository Trust Company. This number is not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, 13.9% of our liquid assets are held in SEK and 80.8% are held in USD while a certain portion of our expenses are denominated in NIS. For instance, in 2025, approximately 57% of our operating expenses were denominated in NIS. An increase of 5% and 10% in the USD exchange rate would have decreased our operating expenses by 2.7% and 5.2%, respectively. A decrease of 5% and 10% in the USD exchange rate would have increased our operating expenses by 3.0% and 6.3%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our SEK denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

The net proceeds from the offering have been used, and are expected to continue to be used, as described in the registration statement on Form F-1, as amended (File Number 333-256515). As of February 28, 2026, we have not used all amounts of net proceeds from our IPO.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were ineffective due to the material weakness mentioned in Item 3.D. — Risk Factors — General Risk Factors.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that due to the small-scale nature of our company and the difference in regulatory requirements between Sweden and the United States, we currently do not have sufficient finance staff to provide for effective control over our period-end financial reporting process. As of the date of this annual report on Form 20-F, we have not remediated this material weakness. Therefore, our management has concluded that our disclosure controls and procedures were ineffective due to the material weakness as of December 31, 2025 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c)	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2025 and December 31, 2024.

The following table provides information regarding fees billed by Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, in relation to the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024

Audit fees (1)	$85	$85
Audit-related fees (2)	-	$30
Tax fees (3)	-	-
All other fees	-	-
Total	$85	$115

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and review of our interim financial statements.

(2)	Includes professional services rendered in connection with our registration statement on Form F-3.

(3)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 30, 2025, at our 2025 annual general meeting, authorization was granted to members of the board of directors to purchase our common shares, through ADSs, so long as the repurchases are made only on Nasdaq or any other regulated market, that the maximum number of common shares repurchased does not exceed 10 percent of the total number of our common shares at any given time, that the repurchases are only made at a price within the range of the highest purchase price and lowest selling price at any given time and that payment for the shares is in cash.

In the year ended December 31, 2025, 5,067 ADSs, representing 40,356 of our common shares, were repurchased by the company at an average price of $5.58 per share for a total consideration of approximately $28 thousand.

Period	Total number of shares (or units) purchased	Average price paid per share (or units)	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
June 1 to June 30, 2025	5,067	$5.58	-	4,434,704

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

We believe that the policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. A copy of the policy is incorporated herein by reference as Exhibit 11.1 to this Form 20-F.

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

ITEM 19. EXHIBITS.

Exhibit	Description
1.1	Amended Articles of Association of Eco Wave Power Global AB (publ), filed as Exhibit 99.2 to Form 6-K, filed on June 30, 2023, and incorporated herein by reference.
1.2	Amended Articles of Association of Eco Wave Power Global AB (publ), filed as Exhibit 99.2 to Form 6-K, filed on July 1, 2025, and incorporated herein by reference.
2.1	Form of Deposit Agreement, filed as Exhibit 4.1 to Form F-1, filed on June 23, 2021, and incorporated herein by reference.
2.2	Form of American Depository Receipt (included in Exhibit 2.1).
2.3*	Description of Securities.
2.4	Form of Pre-Funded Warrant to Purchase Common Shares Represented by American Depositary Shares, filed as Exhibit 4.1 to Form 6-K, filed on December 12, 2024, and incorporated herein by reference.
2.5	Form of Securities Purchase Agreement by and between Eco Wave Power Global AB (publ) and each purchaser identified on the signature pages thereto, filed as Exhibit 10.1 to Form 6-K, filed on December 12, 2024, and incorporated herein by reference.
4.1	Eco Wave Power Global AB (publ) Long-Term Incentive Program 2020/2024, furnished as Exhibit 4.1 to Form 20-F, filed on March 28, 2024, and incorporated herein by reference.
4.2	Loan Agreement, dated May 13, 2019, in the Amount of $200,000, by and between David Leb and Eco Wave Power Ltd., filed as Exhibit 10.2 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
4.3	Loan Agreement, dated May 13, 2019, in the Amount of $800,000, by and between David Leb and Eco Wave Power Ltd., filed as Exhibit 10.3 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
4.4	Side Letter to Loan Agreements, dated January 21, 2021, by and between David Leb and Eco Wave Power Ltd., filed as Exhibit 10.4 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
4.5	Loan Agreement, dated March 7, 2019, by and between Eco Wave Power Ltd. and PortXL Netherlands B.V., filed as Exhibit 10.5 to Form F-1, filed on May 27, 2021, and incorporated herein by reference.
4.6*	Eco Wave Power Global AB (publ) Long-Term Incentive Program 2025/2035:A.
4.7*	Eco Wave Power Global AB (publ) Long-Term Incentive Program 2025/2035:B.
8.1	List of Subsidiaries, filed as Exhibit 8.1 to Form 20-F, filed on March 28, 2024, and incorporated herein by reference.
11.1	Insider Trading Policy furnished as Exhibit 11.1 to Form 20-F, filed on March 3, 2025, and incorporated herein by reference.
12.1*	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm.
97.1	Eco Wave Power Global AB (publ) Clawback Policy, filed as Exhibit 97.1 to Form 20-F, filed on March 28, 2024, and incorporated herein by reference.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

%	Furnished herewith.

&	Management Contract or Compensatory Plan or Arrangements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Eco Wave Power Global AB (publ).

Date: March 12, 2026	By:	/s/ Inna Braverman
Inna Braverman
Principal Executive Officer

Eco Wave Power Global AB (publ)

Consolidated financial statements

As of December 31, 2025

Eco Wave Power Global AB (publ)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eco Wave Power Global AB (publ)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Eco Wave Power Global AB (publ) and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of loss, statements of comprehensive loss, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

March 12, 2026

We have served as the Company’s auditor since 2020.

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Kesselman & Kesselman is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2025	2024
		in USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents		6,022	7,845
Short-term bank deposits	5	-	1,254
Restricted short-term bank deposits	6	251	220
Trade receivables		9	33
Other receivables and prepaid expenses	15a	254	93
TOTAL CURRENT ASSETS		6,536	9,445

NON-CURRENT ASSETS:
Property and equipment, net	7	929	561
Right-of-use assets, net	8	137	195
Investments in a joint venture accounted for using the equity method	9	534	481
TOTAL NON-CURRENT ASSETS		1,600	1,237
TOTAL ASSETS		8,136	10,682

Liabilities and equity
CURRENT LIABILITIES:
Loans from related party	10	1,042	1,011
Current maturities of long-term loan	11	139	91
Accounts payable and accruals:
Trade	15b	130	70
Other	15b	1,181	969
Current maturities of lease liabilities	8	133	98
TOTAL CURRENT LIABILITIES		2,625	2,239

NON-CURRENT LIABILITIES:
Long-term loan	11	24	47
Lease liabilities, net of current maturities	8	-	96
TOTAL NON-CURRENT LIABILITIES		24	143

COMMITMENTS	16

TOTAL LIABILITIES		2,649	2,382

EQUITY:	12
Common shares		102	102
Share premium		25,882	25,845
Treasury shares		(77)	(50)
Foreign currency translation reserve		(1,466)	(2,368)
Accumulated deficit		(18,768)	(15,071)
Capital and reserves attributable to parent company shareholders		5,673	8,458
Non-controlling interest		(186)	(158)
TOTAL EQUITY		5,487	8,300
TOTAL LIABILITIES AND EQUITY		8,136	10,682

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF LOSS

		Year ended December 31
	Note	2025	2024	2023
		in USD thousands
REVENUES	15d	38	168	306
COST OF REVENUES		(16)	(42)	(59)
GROSS PROFIT		22	126	247
OPERATING EXPENSES
Research and development expenses	15e	(733)	(536)	(519)
Sales and marketing expenses	15f	(409)	(301)	(375)
General and administrative expenses	15g	(2,078)	(1,773)	(1,764)
Other income, net	15h	161	225	17
Share of net loss of a joint venture accounted for using the equity method		(95)	(79)	(19)
TOTAL OPERATING EXPENSES		(3,154)	(2,464)	(2,660)

OPERATING LOSS		(3,132)	(2,338)	(2,413)

Financial expenses	15i	(863)	(204)	(55)
Financial income	15i	271	434	602
FINANCIAL (EXPENSES) INCOME - NET		(592)	230	547

NET LOSS		(3,724)	(2,108)	(1,866)

ATTRIBUTABLE TO:
The parent company shareholders		(3,697)	(2,077)	(1,710)
Non-controlling interests		(27)	(31)	(156)
		(3,724)	(2,108)	(1,866)

		in USD
LOSS PER COMMON SHARE – BASIC AND DILUTED		(0.08)	(0.04)	(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE		46,723,046	44,500,979	44,394,844

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31
	2025	2024	2023
	in USD thousands
LOSS FOR THE YEAR	(3,724)	(2,108)	(1,866)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION OF FOREIGN OPERATIONS	(429)	559	255
EXCHANGE DIFFERENCES ON TRANSLATION OF FOREIGN OPERATIONS RECLASSIFIED TO PROFIT OR LOSS	(15)	-	-
ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	1,345	(630)	(462)
OTHER COMPREHENSIVE LOSS FOR THE YEAR	901	(71)	(207)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(2,823)	(2,179)	(2,073)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR IS ATTRIBUTABLE TO:
THE PARENT COMPANY SHAREHOLDERS	(2,795)	(2,170)	(1,924)
NON-CONTROLLING INTERESTS	(28)	(9)	(149)
	(2,823)	(2,179)	(2,073)

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Number of common shares	Common shares capital		Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total for Company’s shareholders	Non- controlling interest	Total
	in USD thousands
BALANCE AT JANUARY 1, 2023	44,394,844	98		23,121		(2,061)	(11,284)	9,874		9,874

CHANGES IN 2023:

Loss for the year							(1,710)	(1,710)	(156)	(1,866)
Other comprehensive income						(214)		(214)	7	(207)
Total comprehensive loss for the year						(214)	(1,710)	(1,924)	(149)	(2,073)
BALANCE AT DECEMBER 31, 2023	44,394,844	98		23,121		(2,275)	(12,994)	7,950	(149)	7,801

CHANGES IN 2024:

Issuance of share capital in a public offering	2,400,000	4		2,724		-	-	2,728	-	2,728
Treasury shares	(61,000)				(50)			(50)	-	(50)
Loss for the year							(2,077)	(2,077)	(31)	(2,108)
Other comprehensive loss						(93)		(93)	22	(71)
Total comprehensive loss for the year						(93)	(2,077)	(2,170)	(9)	(2,179)
BALANCE AT DECEMBER 31, 2024	46,733,844	102		25,845	(50)	(2,368)	(15,071)	8,458	(158)	8,300

CHANGES IN 2025:

Share based payment to a vendor	24,000	-	*	37		-	-	37	-	37
Treasury shares	(40,536)				(27)			(27)	-	(27)
Loss for the year							(3,697)	(3,697)	(27)	(3,724)
Other comprehensive loss						902		902	(1)	901
Total comprehensive loss for the year						902	(3,697)	(2,795)	(28)	(2,823)
BALANCE AT DECEMBER 31, 2025	46,717,308	102		25,882	(77)	(1,466)	(18,768)	5,673	(186)	5,487

*	Less than 1.

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2025	2024	2023
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES:
Net loss	(3,724)	(2,108)	(1,866)
Adjustments for:
Depreciation and amortization	254	134	170
Interest expenses	54	44	45
Interest income	(271)	(118)	(405)
Foreign exchange loss (gain) on cash and cash equivalents	443	(9)	-
Share of loss of a joint venture	95	79	19
Realization of foreign currency translation reserve on foreign subsidiaries disposed off in 2025	(15)	-	-
Loss on sale of fixed assets	3	-	-
Changes in operating assets and liabilities
(Increase) Decrease in trade receivables	(54)	169	(202)
Decrease (Increase) in other receivables and prepaid expenses	27	(26)	(256)
Increase (decrease) in accounts payable and accruals	111	18	(106)
Share based payment to a vendor	37	-	-
Net cash used in operating activities	(3,040)	(1,817)	(2,601)

CASH FLOWS – INVESTING ACTIVITIES:
Interest received on deposits	288	396	279
Proceeds from short term deposits	1,155	4,000	5,000
Investments in short term deposits	-	(1,405)	(4,000)
Investment in a joint venture	(75)	(32)	(50)
Purchase of property and equipment	(525)	(33)	(6)
Proceeds from sale of property	72	-	-
Net cash provided by investing activities	915	2,926	1,223

CASH FLOWS - FINANCING ACTIVITIES:
Issuance of share capital, net of issuance cost of $272	-	2,728	-
Share repurchases	(27)	(50)
Principal elements of lease payments	(144)	(98)	(75)
Interest elements of lease payments	(15)	(3)	(6)
Net cash (used in) provided by financing activities	(186)	2,577	(81)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,311)	3,686	(1,459)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	7,845	4,281	5,295
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	488	(122)	445
CASH AND CASH EQUIVALENTS - END OF YEAR	6,022	7,845	4,281

Non-cash Investing and financing activities
Recognition of right of use asset and lease liability (see Note 8)	66	197	-

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

As of December 31, 2025, our cash, cash equivalents and short term bank deposits were $6.3 million, of which $6 million was in cash and cash equivalents and $0.3 million in restricted short term bank deposits. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations through at least the next 12 months period from the date of these consolidated financial statements are issued . We expect that in future periods we will require substantial additional capital to commercialize our products and services.

Subsidiaries

The Parent Company is the parent company to its wholly-owned subsidiary Eco Wave Power Ltd. Eco Wave Power Ltd. is the parent company of the remaining wholly- and partly-owned subsidiaries:

Name	Main business	Country of registration and incorporation	Year of incorporation	Ownership interest held by the Group on December 31, 2025	Ownership interest held by non- controlling interest on December 31, 2025

Eco Wave Power Ltd. (reg. no. 514593722)	Wave power	Israel	2011	100%	-
Eco Wave Power Australia PTY Ltd. (org. no.632805353)*	Wave power	Australia	2020	100%	-
Eco Wave Power Gibraltar Ltd. (org. no.113264)*	Wave power	Gibraltar	2015	100%	-
Eco Wave Power Mexico (org. no. 507055)	Wave power	Mexico	2014	60%	40%
Eco Wave Manzanillo I (org. no. 562840)	Wave power	Mexico	2016	99.998 % owned by Eco Wave Power Mexico	0.002%
Suzhou Eco Wave Power Technology Co. Ltd. (org. no. 913205810942967451)	Wave power	China	2014	90%	10%
EW Portugal – Wave Energy Solutions, Unipessoal Ida (Org. no. 516138626) – see Note 16c.	Wave power	Portugal	2021	100%	-
Eco Wave Power U.S., Inc.	Wave Power	USA	2023	100%	-

*	In Deregistration.

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

In October 2023, Israel was attacked by a terrorist organization and entered a state of war. In October 2025, the sides agreed to a ceasefire, although there is no assurance that this agreement will be upheld. On February 28, 2026, the United States and Israel launched a joint attack on Iran. Iran launched ballistic missiles and drones against targets in Israel and against U.S. military bases and other targets in several countries in the Persian Gulf. As of the date of these consolidated financial statements, the war is ongoing and continues to evolve. The intensity and duration of the war is difficult to predict, as such are the war’s economic implications of the conflict on the Company’s operational and financial performance. The Company considered the impact of the war and determined that there were no material adverse impacts on the consolidated financial statements, including related significant estimates made by management, for the period ended December 31, 2025.

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

d.	Approval of consolidated financial statements

The consolidated financial statements of the Group for the year ended December 31, 2025 were approved by the Board of Directors (the “Board”) on March 12, 2026, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer of the Parent Company and the Chief Financial Officer of the Parent Company.

NOTE 2 - MATERIAL ACCOUNTING POLICIES:

a.	Basis of presentation

The Group’s consolidated financial statements as of December 31, 2025 and 2024, the results of its operations, its changes in equity and its cash flows for each of the three years in the period ended December 31, 2025, have been prepared in accordance with IFRS ® Accounting Standards, as issued by the International Accounting Standards Board (“IASB”). The material accounting policies described below have been applied on a consistent basis, unless noted otherwise.

The consolidated financial statements have been prepared on the basis of historical cost.

The Group classifies its expenses on the statement of loss based on the functions of such expenses.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - MATERIAL ACCOUNTING POLICIES (continued):

The preparation of financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4. Actual results may differ materially from estimates and assumptions used by the Company management.

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

Functional currency - Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the functional currency of the Parent Company are translated into the functional currency of the Parent Company as follows: assets and liabilities for each financial position presented are translated at the closing rate at the date of that financial position. Income and expenses for each statement of profit or loss and statement of comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and all resulting exchange differences are recognized in other comprehensive income. When a foreign entity is disposed, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

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

The Group recognizes a loss allowance for expected credit losses on a financial asset that is measured at amortized cost. On each financial position date, the Group recognizes the change in expected credit losses in profit or loss. The Group had no material credit losses in 2025, 2024 and 2023.

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

Revenue from wave energy projects

The Company entered into an agreement with a customer for a wave energy project. The services provided under the agreement include two performance obligations: a proprietary design of floaters and a 100KW conversion unit. The first performance obligation is distinct and does not oblige the customer to make a further purchase of the Group’s services under the agreement. As of December 31, 2025, the Company completed the first performance obligation.

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

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2025, the Group has not yet capitalized development expenses.

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

Non government Grants received from Innovate UK – the UK’s innovation agency as part of the Energy Catalyst Round 10: Islanded Wave Powered Microgrid Pilot for Remote Islands in Thailand, Catalyst Round 8: Clean energy - experimental development competition, for a project titled “Sea Wave Energy Powered Microgrid for Remote Islands and Rural Coasts,” as part of the Energy Catalyst Round 10: Islanded Wave Powered Microgrid Pilot for Remote Islands in Thailand, and from European Commission in the EU Horizon 2020 Research and Innovation Program as part of the ILIAD consortium for our participation in a three years program consortium of 56 partners to combine high-resolution modelling with real-time sensing of ocean parameters, are recognized at the time the Group is entitled to such grants, based on the costs incurred, and included as a deduction from research and development expenses. The grants are non-royalty bearing (see note 15e).

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - MATERIAL ACCOUNTING POLICIES (continued):

p.	Employee benefits:

1)	Pension and severance pay obligations

Israeli labor laws and Eco Wave Power Ltd.’s employment agreements require Eco Wave Power Ltd. to pay retirement benefits to employees terminated or leaving their employment in certain other circumstances. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. The expense recognized in 2025, in 2024 and in 2023 in relation to these contributions was $122, $112 and $92, respectively.

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

Months
Property	18-24

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

The effect of fluctuations in various exchange rates on the Group’s income and equity is as follows:

	December 31, 2025
	Income (loss)		Value on	Income (loss)
Sensitive instrument	10% increase	5% increase	financial position	5% decrease	10% decrease
	In USD thousands
NIS-linked balances:
Cash and cash equivalents	(2)	(1)	17	1	2
Restricted short term bank deposits	(7)	(4)	75	4	8
Other receivables	(1)	(0)	9	0	1
Lease liability	10	5	(109)	(6)	(12)
Trade payables	4	2	(39)	(2)	(4)
Other payables	43	23	(478)	(25)	(53)
Total NIS-linked balances	47	25	(525)	(28)	(58)

USD-linked balances
Cash and cash equivalents	(461)	(241)	5,070	267	563
Trade receivables	-	-	9	-	-
Other receivables	(7)	(4)	78	4	9
Lease liability	2	1	(24)	(1)	(3)
Loans from related party	95	50	(1,042)	(55)	(116)
Total USD- linked balances	(371)	(194)	4,091	215	453

Total	(324)	(169)	3,566	187	395

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

2)	Concentration of currency risk

Set forth below is certain data regarding U.S. dollar exchange rates:

	Exchange rate	Exchange rate
	of SEK per $1	of NIS per $1
As of December 31:
2023	10.0416	3.627
2024	10.99818	3.647
2025	9.20133	3.1900

Percentage increase (decrease) in USD exchange rate:

2023	(3.8%)	3.1%
2024	9.5%	0.6%
2025	(16.3%)	(12.5%)

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

Set forth below is information on the linkage of monetary items by currency:

	December 31, 2025
				Other
	SEK	NIS	USD	Currencies	Total
	in USD thousands
Assets:
Current assets:
Cash and cash equivalents	873	17	5,070	62	6,022
Restricted short term bank deposits	-	75	-	176	251
Trade receivables			9	-	9
Other receivables	106	9	78	61	254
	979	101	5,157	299	6,536
Liabilities:
Current liabilities:
Current maturities of long-term loans	-	-	1,042	139	1,181
Current maturities of lease liability	-	109	24	-	133
Accounts payable and accruals:
Trade	91	39	-	-	130
Other	165	478	-	538	1,181
Non-current liabilities:
Lease liabilities, net of current maturities		-			-
Long-term loans, net of current maturities	-	-	-	24	24
	256	626	1,066	701	2,649
Net asset value	723	(525)	4,091	(402)	3,887

	December 31, 2024
				Other
	SEK	NIS	USD	Currencies	Total
	in USD thousands
Assets:
Current assets:
Cash and cash equivalents	1,314	11	6,445	75	7,845
Short term bank deposits	-	-	1,254	-	1,254
Restricted short term bank deposits	-	63	-	157	220
Trade receivables			33	-	33
Other receivables	64	10	-	19	93
	1,378	84	7,732	251	9,445
Liabilities:
Current liabilities:
Current maturities of long-term loans	-	-	1,011	91	1,102
Current maturities of lease liability	-	98	-	-	98
Accounts payable and accruals:
Trade	65	5	-	-	70
Other	149	373	-	447	969
Non-current liabilities
Lease liabilities, net of current maturities		96			96
Long-term loans, net of current maturities	-	-	-	47	47
	214	572	1,011	585	2,382
Net asset value	1,164	(488)	6,721	(334)	7,063

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

3)	Fair value of financial instruments

As of December 31, 2025, and 2024, the financial instruments of the Group consist of non-derivative assets and liabilities (primarily working capital items, deposits and loans).

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

Information about financial liabilities due dates:

	December 31, 2025
	2026	2027	2028	Total

Loans from related party	1,042	-	-	1,042
Other long-term loan	139	24	-	163
Lease liabilities	139	-	-	139
Trade payables	130	-	-	130
Other payables	1,181	-	-	1,181
Total	2,631	24	-	2,655

	December 31, 2024
	2025	2026	2027	Total

Loans from related party	1,011	-	-	1,011
Other long-term loan	91	28	27	146
Lease liabilities	109	100	-	209
Trade payables	70	-	-	70
Other payables	969	-	-	969
Total	2,250	128	27	2,405

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

Research and development expenses

Research and development expenses are recorded in accordance with the accounting policies detailed in Note 2n. Group management has examined the conditions specified in Note 2l and in its opinion, as of December 31, 2025, it does not meet them. Therefore, as of December 31, 2025, the Group has not yet capitalized research and development expenses, and research and development expenses were charged to the income statement.

NOTE 5 - SHORT TERM BANK DEPOSITS

In 2024, Eco Wave Power Ltd. deposited an amount of $1,250 for a period of one year in short term bank deposits at an annual interest rate of 5.39%. As of December 31, 2025 the company has no short term bank deposits..

NOTE 6 - RESTRICTED SHORT TERM BANK DEPOSITS

To secure Eco Wave Power Ltd.’s bank guarantees, Eco Wave Power Ltd. has deposited an amount of $74 (2024 - $63) in Bank Hapoalim Ltd. in short term bank deposits denominated in NIS and bear interest at an average annual rate of prime – 4.4%. The remaining $177 (2024 - $157) were deposited in Banco BPI S.A. and bear no interest (see note 16c). These deposits are subject to regulatory restrictions and are therefore not available for general use by the Group.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - PROPERTY AND EQUIPMENT:

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications, as well as the changes therein for the respective years:

	Cost					Accumulated depreciation					Net book value
	Balance at beginning of year	Additions during year	Reductions during year	Foreign currency translation reserve	Balance at end of year	Balance at beginning of year	Additions during year	Reductions during year	Foreign currency translation reserve	Balance at end of year	Balance at end of year
Composition in 2025:
Land	71	-	(71)	-	-	-	-	-	-	-	-
Plant and equipment	948	520	-	69	1,537	493	98	-	48	639	898
Office equipment	67	5	-	10	82	32	13	-	6	51	31
	1,086	525	(71)	79	1,619	525	111	-	54	690	929
Composition in 2024:
Land	87	-	-	(16)	71	-	-	-	-	-	71
Plant and equipment	959	-	-	(11)	948	418	80	-	(5)	493	455
Office equipment	33	33	-	1	67	25	7	-	-	32	35
	1,079	33	-	(26)	1,086	443	87	-	(5)	525	561
Composition in 2023:
Land	77	-	-	10	87	-	-	-	-	-	87
Plant and equipment	966	-	-	(7)	959	326	95	-	(3)	418	541
Office equipment	28	6	-	(1)	33	23	3	-	(1)	25	8
	1,071	6	-	2	1,079	349	98	-	(4)	443	636

During 2025 the company has completed its U.S. pilot project at the Port of Los Angeles and sold the land in Mexico.

Property and equipment are held by the Company’s subsidiaries.

NOTE 8 - LEASES:

The Group is a party to a rental contract in Israel that was signed in December 2022 (See note 2r). The Group’s leases include the lease of offices for the Company’s headquarters in Tel Aviv for a period of 21 months, plus an option for two consecutive one year extensions. The lessor was bound by lease contract, made prior to the Company’s lease contract, that provides a first priority option [to purchase] to a third party on the same premises. The Company would have been able to exercise its options only if the third party would not exercise its option. The third party had until late 2024 to provide notice to the lessor of its decision whether to exercise the option. If the third party does not exercise its option, the Company would be able to exercise its option. In December 2024 the lessor informed the Company that the Company could exercise its option for an extension of two additional years until November 2026 and therefore the company exercised its option. Lease payments are linked to the consumer price index of Israel.

In February 2025 the Group signed a new lease contract for its office in USA for a period of 17 months, that is effected by IFRS 16 until June 2026.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LEASES (continued):

a.	Right-of-use assets:

	Cost					Accumulated depreciation					Net book value
	Balance at beginning of year	Additions during year	Derecognition during Year	Foreign currency translation reserve	Balance at end of year	Balance at beginning of year	Additions during year	Derecognition during Year	Foreign currency translation reserve	Balance at end of year	Balance at end of year
Composition in 2025:
Offices	202	66	-	30	298	7	143	-	11	161	137
	202	66	-	30	298	7	143	-	11	161	137
Composition in 2024:
Offices	163	197	(163)	5	202	73	95	(163)	2	7	195
	163	197	(163)	5	202	73	95	(163)	2	7	195
Composition in 2023:
Offices	166	-	-	(3)	163	-	72	-	1	73	90
	166	-	-	(3)	163	-	72	-	1	73	90

b.	Lease liabilities:

	Balance at beginning of year	Additions during year	Interest expense during year	Payments during year	Translation adjustment	Balance at end of year
	in USD thousands
Composition in 2025 -
Offices	194	66	15	(159)	17	133
Total	194	66	15	(159)	17	133
Composition in 2024 -
Offices	87	197	3	(98)	5	194
Total	87	197	3	(98)	5	194
Composition in 2023 -
Offices	166	-	6	(81)	(4)	87
Total	166	-	6	(81)	(4)	87

	As of December 31
	2025	2024
	in USD thousands
Composition of lease liabilities:
Current lease liabilities
Offices	133	98
	133	98
Non-current lease liabilities
Offices	-	96
	-	96

Total	133	194

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LEASES (continued):

b.	Additional disclosure:

1)	To secure the Group’s lease obligation on its offices, the Group has provided a bank guarantee in the amount of $43 for the benefit of the lessor.

2)	As of December 31, 2025, future lease payments under the leases were:

Total
Year:	in USD thousands
2026	139
139

4)	In 2025 and in 2024, a short term lease with a lease term of fewer than 12 months without a purchase option was recognized as an expense in profit or loss at the amount of $3 and $2, respectively.

NOTE 9 - INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Eco Wave Power Ltd. owns 50% of EDF EWP One Ltd., a private limited liability company incorporated under the laws of Israel.

The remaining part of EWP EDF One Ltd. is owned by EDF Renewables IL in Israel. The objective of the joint venture is to exclusively cooperate in the development, financing, design, procurement, construction and operation of the new pilot project at Jaffa Port and to evaluate further possible collaborations in wave power. Initial funds in the amount of $117 in cash and $159 in non cash transfer of equipment were contributed during 2021. Additional funds in the amount of $75, $32, $50 and $298 were contributed during 2025, 2024, 2023 and 2022, respectively. The investment in the joint venture is presented as an investment in a joint venture in the Company’s consolidated statement of financial position as the Company does not have control over the joint venture.

Changes during the year:

	December 31
	2025	2024
	in USD thousands
Beginning of year	481	527
Investment	75	32
Share of loss	(95)	(79)
Foreign currency translation adjustment	73	(7)
End of year	534	481

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - LOANS FROM RELATED PARTY:

a.	Change during the year:

	Year ended December 31
	2025	2024	2023
	in USD thousands
Beginning of year	1,011	974	941
Interest expenses	31	37	33
End of year	1,042	1,011	974

b.	Additional disclosure:

Eco Wave Power Ltd. has entered into two loan agreements with a shareholder and a Board member, David Leb, a related party, amounting to $1,042 as of December 31, 2025 (denominated in USD).

1)	The first loan agreement relates to an amount of $200. The loan agreement is subject to an annual interest rate of 4%, calculated on the total debt including accrued interest. The loan principal was paid out in 2022. The accrued interest is classified as a current liability to a related party in the statement of financial position.

2)	The second loan agreement relates to an amount of $800. Under the loan agreement, the credit period was 36 months, starting June 1, 2019, and if the loan is not repaid within the credit period, an interest rate of 4% applies. The agreement does not specify specific repayment dates. Eco Wave Power Ltd. did not repay the loan within the 36 months period. Therefore, Eco Wave Power Ltd. accrued interest on the loan. The loan is payable upon demand. The loan is classified as a current liability to a related party in the statement of financial position.

NOTE 11 - OTHER LONG-TERM LOAN:

a.	Composition:

	December 31
	2025	2024
	in USD thousands
Loan from PortXL Netherlands B.V.	163	138
Less - current maturities	(139)	(91)
Total long-term loan	24	47

b.	Change during the year:

	Year ended December 31
	2025	2024	2023
	in USD thousands
Beginning of the year	138	140	128
Interest expenses	8	7	6
Foreign currency translation adjustment	17	(9)	6
End of year	163	138	140

c.	Additional disclosure

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

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - EQUITY:

a.	Share capital:

	Number of Common Shares December 31
	2025	2024

Authorized share capital	176,000,000	176,000,000
Issued share capital	53,597,308	46,733,844
Paid up share capital	46,717,308	46,733,844

b.

	In SEK December 31
	2025	2024

Authorized share capital (in thousands SEK)	3,520	3,520
Issued and paid-up share capital (in thousands SEK)	936	935

c.	Rights related to shares

The common shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of December 31, 2025, all outstanding share capital consisted of common shares.

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

In September and in December 2024, the Company repurchased 7,625 ADSs representing 61,000 common shares for $50. The cost was recorded as treasury shares and deducted from equity. In June 2025, the Company repurchased 5,067 ADSs representing 40,536 common shares for $27. The cost was recorded as treasury shares and deducted from equity

NOTE 13 - TAXES ON INCOME:

a.	Corporate taxation

The income of Eco Wave Power Global AB (publ) is taxed at the standard Swedish corporate tax rate, which was 20.6% for 2025, 2024 and 2023.

The income of Eco Wave Power Ltd. is taxed at the standard Israeli corporate tax rate, which was 23% for 2025, 2024 and 2023.

b.	Tax loss carryforwards:

1)	Eco Wave Power Global AB (publ) - As of December 31, 2025, the tax loss carryforwards of the Parent Company were approximately $4,436. The tax loss carryforwards have no expiration date.

2)	Eco Wave Power Ltd. - As of December 31, 2025, the tax loss carryforwards of Eco Wave Power Ltd. were approximately $3,326. The tax loss carryforwards have no expiration date.

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

As described in Note 2l, the Group has not recognized any deferred tax assets in the financial statements, as it does not expect to generate taxable income in the foreseeable future. The reported tax on the Group’s income before taxes differs from the theoretical amount that would arise using the tax rate applicable to income of the company as follows:

	Year ended December 31
	2025	2024	2023
	in USD thousands

Loss before taxes	(3,724)	(2,108)	(1,866)

Sweden corporate tax rate	20.6%	20.6%	20.6%

Theoretical tax benefit	(767)	(435)	(384)
Effect of different tax rates in foreign subsidiaries	(310)	(33)	(30)
Tax losses incurred in the reporting year
for which deferred taxes were not created	1,077	468	414
Taxes on income for the reported year	-	-	-

NOTE 14 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Transactions with related parties:

a.	Key management compensation

Key management includes directors and executive officers. The compensation paid or payable to key management for services during the year indicated is presented below.

	Year ended December 31
	2025	2024	2023
	in USD thousands

Salaries and other short term employee benefits	824	799	784
Post-employment benefits	104	105	87
Total	928	904	871

b.	Loans from related party (see Note 10)

c.	Interest expenses on related party loan (see Note 10)

d.	Balances with related parties

	December 31	December 31
	2025	2024
	in USD thousands

Current maturities of long term loans (see Note 10)	1,042	1,011
Other accounts payable and accruals	124	217

e.	See Note 16b related to an agreement with a minority shareholder in one of our subsidiaries.

f.	According to an amendment to the CEO’s employment agreement, signed between Eco Wave Power Ltd. and the CEO on May 26, 2021, upon a change of control, as defined in the amendment, to the CEO’s employment agreement, the CEO will be entitled to a cash bonus of $2.0 million.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Other receivables and prepaid expenses:

	December 31
	2025	2024
	in USD thousands

Value Added Tax authorities	54	23
Prepaid expenses	48	58
Accrued revenue	78	-
Other	74	12
	254	93

The carrying amounts of receivables approximate their fair value, as the effect of discounting is not material

b.	Accounts payable and accruals:

1)	Trade:

	December 31
	2025	2024
	in USD thousands
Accounts payable:
In Sweden	58	65
Overseas	72	5
	130	70

2)	Other:

Payroll and related expenses	546	419
Accrued expenses	458	380
Other	177	170
	1,181	969

The carrying amounts of accounts payable and accruals approximate their fair value, as the effect of discounting is not material.

c.	Information about geographical areas of non current assets

December 31, 2025

	Israel	USA	Mexico	Total
	in USD thousands

Property and equipment, net	45	884	-	929
Right-of-use assets, net	111	26	-	137
Investments in a joint venture accounted for using the equity method	534	-	-	534
Total	690	910	-	1,600

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Information about geographical areas of non current assets (continued):

December 31, 2024

	Israel	USA	Mexico	Total
	in USD thousands

Property and equipment, net	49	440	72	561
Right-of-use assets, net	195	-	-	195
Investments in a joint venture accounted for using the equity method	481	-	-	481
Total	725	440	72	1,237

d.	Revenues

	Year ended December 31
	2025	2024	2023
	in USD thousands

Feasibility studies	38	-	306
Wave energy projects	-	168	-
	38	168	306

2025 - Revenues of $38 from services the Group provided in connection with a feasibility study in Africa.

2024 - Revenues of $168 were recognized from a wave energy project agreement in Taiwan. Pursuant to the agreement, the customer will locally manufacture the floaters based on the Company’s proprietary design and purchase a 100KW conversion unit from the Company.

2023 - Revenues of $306 from services the Group provided in connection with four feasibility studies in United States, Israel, Morocco, and Greece.

e.	Research and development expenses:

	Year ended December 31
	2025	2024	2023
	in USD thousands

Payroll and related expenses	577	576	514
Depreciation	100	80	95
Other	251	21	65
	928	677	674
Less – grants received	(195)	(141)	(155)
	733	536	519

*	See note 7.

Additional disclosure

Grants were received from Innovate UK as part of the Energy Catalyst Round 10: Islanded Wave Powered Microgrid Pilot for Remote Islands in Thailand, and from the European Commission under the Horizon 2020 Framework Program.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

f.	Selling and marketing expenses:

	Year ended December 31
	2025	2024	2023
	in USD thousands

Payroll and related expenses	168	124	157
Overseas travels	113	92	165
Other	128	85	53
	409	301	375

g.	General and administrative expenses:

	Year ended December 31
	2025	2024	2023
	in USD thousands

Payroll and related expenses	899	737	705
Professional services	509	463	509
Depreciation	154	102	75
Other	516	471	475
	2,078	1,773	1,764

h.	Other income, Net:

	Year ended December 31
	2025	2024	2023
	in USD thousands

Services in connection with demonstrating a wave energy project development and implementation in the United States and in India	128	164	-
Management fees from a joint venture and awards received	18	61	17
Realization of foreign currency translation reserve on foreign subsidiaries disposed off in 2025	15	-	-
	161	225	17

i.	Financial income and expenses:

	Year ended December 31
	2025	2024	2023
	in USD thousands

Financial income
Foreign currencies exchange gain, net	-	-	197
Interest on short term deposits	271	434	405
Financial income	271	434	602
Financial expenses
Bank commissions	(12)	(10)	(10)
Foreign currencies exchange loss, net	(797)	(143)	-
Interest on loans and lease liability	(54)	(51)	(45)
Financial expenses	(863)	(204)	(55)
Financial (expenses) income, net	(592)	230	547

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

As discussed in Note 20, this transaction was treated as a “forgivable loan,” as set forth in IAS 20.

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

In order to commence project construction, Eco Wave Power had to comply with the terms of the registration approval and obtain a license called Título de Utilização de Recursos Hídricos (“TURH”), from APDL. In February 2024, Eco Wave Power provided APDL with a bank Guarantee of EUR 150 thousand and on March 5, 2024, APDL signed the TURH for the establishment of the first 1MW project.

The applicable licensing framework issued by the Portuguese Directorate-General for Energy and Geology (DGEG) currently requires that an application for an operation certificate be submitted by September 17, 2026 following project construction. While there is a possibility to extend this deadline until January 31, 2027, any further extension may require ministerial approval and may only be granted in exceptional circumstances upon a duly substantiated request. Accordingly, there can be no assurance that any additional extension would be granted.

A final execution project plan, including all finalized engineering and technical specifications, submitted to APDL in January 2026. Prospective approval from APDL would be required for the company to move to next phase of the project involving the production of the floaters and accompanying structural components.

In March 2026, APDL informed the Company that the Barra do Douro breakwater experienced localized damage following an unusually strong storm event in the region. As the owner of the infrastructure, APDL indicated that it intends to conduct a structural assessment of the breakwater and subsequently carry out any necessary repair works. APDL reiterated its continued interest in Eco Wave Power’s innovative wave energy project and its intention to advance the initiative following completion of the assessment process.

While the Company expects that the assessment and potential repair works may affect the previously anticipated execution timeline, the Company has not yet received formal written confirmation regarding the scope of the works or any revised schedule and is currently awaiting APDL’s official assessment in order to determine the potential implications for the project timeline and related regulatory procedures.

It should also be noted that any structural review and repair work may strengthen the breakwater infrastructure, which could ultimately benefit the project. In addition, certain breakwater reinforcement works had originally been included within the Company’s project budget, and therefore such works, if carried out by APDL, may reduce certain infrastructure costs previously anticipated as part of the project scope.